
11005081

Transforming
Executing
» Performing

2010 annual report to stockholders


BAKER
HUGHES

Transforming... Executing... Performing

We have embarked on a multi-year strategy to transform Baker Hughes into a stronger oilfield service company. As a result, we believe we have the most promising opportunities for improved financial performance of any major oil service company.

- Beginning in 2008, we acquired several reservoir-consulting firms and have consolidated them into Baker Hughes Reservoir Development Services including Gaffney, Cline & Associates. With the 2010 acquisitions of Meyer and Associates and JewelSuite,™ we can now offer our customers reservoir consulting and software for the life of the reservoir.
- In 2009, we reorganized around geographies to build stronger relationships with our customers, improve operational effectiveness and optimize our product lines.
- Also in 2009, we began a multi-year initiative to optimize our supply chain to reduce costs, improve performance and move closer to our customers.
- And, in 2010, we acquired BJ Services, adding pressure pumping, coiled tubing and cementing as our newest, and largest, product line. We undertook this transformation to increase market share and realize long-term profitable growth.

In 2011, our focus is on moving beyond transformation to execution and delivering on the promise of our new capabilities.

- We are leveraging our product lines to provide customers with a full suite of services from reservoir analysis to advanced directional drilling to advanced completions to pressure pumping and real time microseismic and reservoir monitoring.
- Our geomarket managers are building stronger relationships with their customers, developing more holistic views of the market, communicating priorities to the Products and Technology organization that reflect new insight, and maintaining excellent rig site performance and a strong safety record.
- Our Products and Technology organization is centralized, more efficient and focused on commercializing innovative technology and services.
- And our enterprise functions are organized to efficiently support our new global organization.

We have made specific commitments to improve top- and bottom-line performance. We have developed detailed plans to meet these goals and are executing our plans one quarter at a time. As an organization we understand that execution is the key to performance.



Additional information about the company is available on our website at http://investor.bakerhughes.com/annuals.cfm

Selected Financial Highlights

(In millions, except per share amounts)	2010[1]	2009	2008	2007	2006
	Year Ended December 31,				
As Reported:					
Revenues	**$ 14,414**	$ 9,664	$ 11,864	$ 10,428	$ 9,027
Operating income	**1,417**	732	2,376	2,278	1,934
Income from continuing operations	**819**	421	1,635	1,514	2,399
Income before cumulative effect of accounting change	**819**	421	1,635	1,514	2,419
Net Income	**819**	421	1,635	1,514	2,419
Net Income attributable to Baker Hughes	**812**	421	1,635	1,514	2,419
Per share of common stock:					
Income from continuing operations:					
Basic	**$ 2.07**	$ 1.36	$ 5.32	$ 4.76	$ 7.26
Diluted	**2.07**	1.36	5.30	4.73	7.21
Net Income:					
Basic	**$ 2.06**	$ 1.36	$ 5.32	$ 4.76	$ 7.32
Diluted	**2.06**	1.36	5.30	4.73	7.27
Dividends	**$ 0.60**	$ 0.60	$ 0.56	$ 0.52	$ 0.52
Number of shares:					
Weighted average common shares diluted	**395**	311	309	320	333
Reconciliation from As Reported to operating profit:					
Net income attributable to Baker Hughes	**812**	421	1,635	1,514	2,419
Non-operational items, net of tax[2]	–	–	–	–	(1,035)
Discontinued operations, net of tax[3]	–	–	–	–	(20)
Operating profit after tax[4]	**$ 812**	$ 421	$ 1,635	$ 1,514	$ 1,364
Per share of common stock:					
Operating profit after tax:					
Basic	**$ 2.06**	$ 1.36	$ 5.32	$ 4.76	$ 4.12
Diluted	**2.06**	1.36	5.30	4.73	4.10
Cash, cash equivalents and short-term investments	**$ 1,706**	$ 1,595	$ 1,955	$ 1,054	$ 1,104
Working capital	**5,568**	4,612	4,634	3,837	3,346
Total assets	**22,986**	11,439	11,861	9,857	8,706
Total debt	**3,885**	1,800	2,333	1,084	1,075
Stockholders' equity	**14,286**	7,284	6,807	6,306	5,243
Total debt/capitalization	**21%**	20%	26%	15%	17%
Number of employees (thousands)	**53.1**	34.4	39.8	35.8	34.6

[1] We acquired BJ Services Company on April 28, 2010, and their financial results from the date of acquisition through the end of 2010 are included in our results. 2010 and 2009 income from continuing operations also includes costs incurred by Baker Hughes related to the acquisition and integration of BJ Services.

[2] On April 28, 2006, we sold our 30% interest in WesternGeco, a seismic venture we formed with Schlumberger in 2000, and recorded an after tax gain of $1,035 million.

[3] The selected financial data in 2006 includes reclassifications to reflect Baker Supply Products Division as discontinued operations.

[4] Operating profit after tax is a non-GAAP measure comprised of income from continuing operations excluding the impact of certain non-operational items. We believe that operating profit after tax is useful to investors because it is a consistent measure of the underlying results of our business. Furthermore, management uses operating profit internally as a measure of the performance of our operations.


2010 Revenues by Segment
North America, 46%
Industrial Services and Other, 7%
Middle East/ Asia Pacific, 16%
Europe/Africa/ Russia Caspian, 21%
Latin America, 11%
Total Revenues
2008–2010, by Quarter
(In millions)
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2008
2009
2010


Total Operating Profit After Tax Per Share (Diluted)
2008–2010, by Quarter
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0
2008
2009
2010


Total Debt
2008–2010, by Quarter
(In millions)
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2008
2009
2010

The accomplishments of 2010 marked a significant milestone in our multi-year efforts to transform Baker Hughes and position the company for growth and long-term profitability.

To Our Stockholders

In 2010, after a year-long effort to obtain full government approval, we completed the acquisition of BJ Services and integrated pressure pumping, coiled tubing and cementing capabilities into our global service offering. We also further reinforced our reservoir capabilities through acquisition and realignment of our consulting services; our geographic and business segment organization became fully functional; and, our enterprise-level supply chain effort began to deliver significant cost savings.

In North America, the "unconventional" gas and oil plays became the foundation of our land business, driving demand for directional drilling, advanced completion systems and pressure pumping.

In April 2010, the industry mourned the loss of 11 men working on the *Deepwater Horizon*. Although we were not involved in the accident, we did provide products and services to help with the capping, relief well and clean-up efforts following the blowout. The accident and associated spill negatively impacted our business in the Gulf of Mexico, as the drilling moratorium, the creation of new regulations, and the pace of permit approval impeded all new drilling activity from late April through the end of the year. Given the difficulty of permitting new wells both in deep water and on the shelf, we saw increased demand for our workover and stimulation services to battle production declines, but not enough to offset the revenue we would have generated from the 33 deepwater rigs that were idled.

The international market entered what we believe to be a multi-year trend of increasing spending as the global industry battles decline curves and invests to satisfy expanding global demand for oil and natural gas.

Financial Results

In 2010, Baker Hughes recorded its highest annual revenue to date, with top-line growth driven by our acquisition of BJ Services. Baker Hughes results for the year include results of BJ Services starting from May 2010.

Revenue for 2010 was $14.41 billion, up 49% compared to $9.66 billion in 2009. Net income attributable to Baker Hughes for 2010 was $812 million or $2.06 per diluted share, compared to $421 million or $1.36 per diluted share for 2009.

Earnings before interest, taxes, depreciation and amortization, or "EBITDA," for 2010 were $6.63 per diluted share, up 41% from $4.70 for 2009.

Capital expenditures were $1.49 billion, depreciation and amortization expense was $1.07 billion and dividend payments were $241 million in the year 2010.

At the end of 2010, Baker Hughes had $3.88 billion in debt, and cash and short-term investments of $1.71 billion. We also had $1.7 billion undrawn and available under committed credit facilities. Our debt to capital ratio was 21%. Our net debt was $2.2 billion and our net debt to capital ratio was 13%.

Transformation Complete

For the past several years, Baker Hughes has invested in building a diverse global workforce, expanding our infrastructure to support growing markets in North America and internationally, to develop new technology and expand our capabilities to do so, and to deliver products and equipment to serve our clients. This investment set the stage for further changes to make us stronger and more competitive.

In May 2009, we announced a fundamental change in Baker Hughes' organizational structure, moving from a product line organization managed through divisions to a geographic organization managed through geomarkets. The geographic organization has met our objectives of building closer relationships with our customers and developing a more holistic view of the market while maintaining excellence in rig site execution and safety.

$14.4B
our revenue in 2010 – the highest in Baker Hughes history

April 28
date BJ Services acquired following DOJ approval

109%
growth of North America revenue in 2010 compared to 2009

In 2010, we also improved our reservoir consulting and engineering capabilities by forming the Reservoir Development Services group that combines several consulting and software firms acquired since 2008 and other Baker Hughes geotechnical professionals.

On April 28, we received approval from the U.S. Department of Justice to complete our acquisition of BJ Services. And on August 28, following the divestiture of certain Gulf of Mexico businesses and assets, the Department of Justice agreed to the lifting of a Hold Separate Order, allowing the full combination of the U.S. businesses of Baker Hughes and BJ Services. International integration was well under way when the divestiture was completed in August, and we were finally able to leverage the full synergies across all product lines globally.

Geographic Highlights

North America

North America revenues were $6.62 billion in 2010, up 109% from $3.17 billion in 2009. Success in our North America land business centers on the unconventional reservoirs and the use of horizontal drilling, advanced completions and pressure pumping to access the reserves. Baker Hughes is a leader in these products and services.

Beginning in September 2010, when BJ Services' U.S. operations were formally merged into Baker Hughes, we moved with agility to leverage the strengths of the legacy Baker Hughes product lines with the newly acquired capabilities of BJ Services. We continue to expand our service capabilities. We opened a new service facility in Westmoreland County, Pennsylvania, and we plan to invest in enough facilities, equipment and personnel to add one additional pumping spread in North America every six weeks.

Service intensity continues to increase as customers are planning longer horizontal wells and tighter spacing between frac stages, resulting in more stages and higher demand for hydraulic fracturing.

Depending on the basin, pressure pumping capacity remains tight with backlogs stable at 90–180 days. The supply chain for new equipment is stretched, and we believe that it is unlikely that the industry can increase pressure pumping capacity faster than demand in 2011.

In Canada, in addition to delivering drilling and hydraulic fracturing services for unconventional oil, Baker Hughes is active in the oil sands where we provide drilling services, completion chemicals and artificial lift. Our experience in heavy oil treatment, our advanced drilling systems, and our high temperature electric submersible pump (ESP) technology have enabled us to be an important supplier for steam assisted gravity drainage (SAGD) wells.

Capital Expenditures
2008–2010, by Quarter
(In millions)


$600
$500
$400
$300
$200
$100
$0
2008
2009
2010

North American Revenue
2008–2010, by Quarter
(In millions)


$2,500
$2,000
$1,500
$1,000
$500
$0
2008
2009
2010

Latin America

Revenue in Latin America was up 43% in 2010, reaching $1.57 billion compared to $1.09 billion in 2009, led by strong performance in our Brazil and Andean geomarkets.

In Brazil, in a little more than four years, Baker Hughes has grown from supporting two simultaneous offshore directional drilling jobs to servicing 22 simultaneous jobs today. Baker Hughes also provides complete drill cuttings handling and drying systems on 34 rigs. With the combination of drilling, evaluation and completion technology and the three pumping vessels from BJ Services currently operating in Brazil, Baker Hughes is positioned to be a leading supplier to Petrobras.

Europe/Africa/Russia Caspian

Revenue in the Europe/Africa/Russia Caspian segment was $3.01 billion in 2010, up 8% from $2.77 billion in 2009.

In Europe, Baker Hughes maintained strong positions in the UK and Norway. We opened our EcoCentre in Peterhead, Scotland, which provides comprehensive, environmentally compliant drilling waste management services. A Baker Hughes conducted reservoir study helped the Norway

$430M investment in research and engineering in 2010

32,136' the length of the longest extended reach well drilled in Saudi Arabia

75 number of separate hydraulic stimulations recorded in a 13 well-bore/30 day micro-seismic fracture monitoring survey


International Revenue
2008–2010, by Quarter
(In millions)
$2,500
$2,000
$1,500
$1,000
$500
$0
2008
2009
2010


Industrial and Other Segment
2008–2010, by Quarter
(In millions)
$300
$250
$200
$150
$100
$50
$0
2008
2009
2010

geomarket win the drilling and formation evaluation contract for the Trym and Olsevar fields. The geomarket also won a large integrated contract for the Borgland Dolphin Consortium. Coiled tubing services from BJ Services have been successfully introduced to traditional Baker Hughes customers in Norway. In Continental Europe, Baker Hughes has become a major supplier in the growing geothermal and natural gas storage well markets.

Baker Hughes built a stronger presence in the Russia Caspian region with the introduction of new technology; the acquisition of the second largest ESP service company in Western Siberia, Oilpump Services; and through collaboration with local drilling contractors.

Our Africa business suffered from project delays in Algeria and Libya and contract losses in Angola. Bright spots included startup of operations in Ghana and Uganda, strong activity in Nigeria, a 22-well directional drilling contract in Libya, and a 10-year chemical services agreement in Angola.

Middle East/Asia Pacific

Revenue in the Middle East/Asia Pacific segment of $2.25 billion was up 16% compared to $1.94 billion in 2009, paced by activity in Saudi Arabia, start up of operations in Iraq, and modest but steady growth in the Asia Pacific region.

In Saudi Arabia, operations are under way on a two-rig, coiled tubing drilling integrated operations project that is setting new records for horizontal drilling on coil. In addition, we introduced an ultra-slim EQUALIZER™ system to complete a 10,000-foot horizontal well drilled on coiled tubing. The Baker Hughes 4¾-inch MagTrak™ magnetic resonance system is being used for precise well placement while drilling water injection wells in the Manifa field where we drilled the longest extended reach well in Saudi Arabia. In 2010, Baker Hughes installed the FracPoint™ system on our first multi-stage completion in the kingdom.

Our operations in Iraq began during the year with workover projects and ESP installations. We opened our new base in Ramallah in June 2010. Early business development successes include a contract for 162 ESP systems for the Rumailah field, and a three-year technical agreement with South Oil Company to provide wireline data acquisition and logging services.

Our Asia Pacific operations leveraged leading technology to make gains throughout the region. For example, in China our North Asia geomarket won a 77-well FracPoint™ contract to perform multi-stage, open hole completions in China's emerging shale gas basins. Baker Hughes also won a critical well contract for PetroChina's Tarim Oilfield Company for formation evaluation, completion, and artificial lift in deep, high pressure/high temperature wells.

Focus on Profitability

One of the challenges of the global reorganization was optimizing the new operating structure to control cost and deliver acceptable margins, especially in regions outside North America. During 2010, we consolidated geomarkets to match market activity in the Africa, Latin America and Russia Caspian areas, reducing expatriate staff and taking a variety of cost-cutting measures. By the fourth quarter, our Eastern Hemisphere operations had achieved substantial margin improvement. International profit improvement and cost control will be primary areas of focus over the next several quarters.

Our supply chain strategy is paying off, as we achieve efficiencies in manufacturing downhole tools and chemicals while leveraging our combined buying power to control procurement costs. We also are investing in manufacturing capacity in the Eastern Hemisphere to produce products in Asia and the Middle East, closer to our customers. Taken together, supply chain improvements are delivering recurring savings of $100 million per year.

In addition, we are on target to achieve the expected cost efficiencies of $150 million per year from the combination with BJ Services.

I want to recognize the contributions of our 53,100 employees who so professionally serve our customers. Through their dedication we continue to lead our industry segment in safety and have been recognized as leaders in innovation.

Leveraging Opportunities

The interest in unconventional gas development has spread from North America, and operators in Europe, China, Australia and Latin America have asked us to present our reservoir engineering, horizontal drilling and fracturing technology as they consider accessing shale gas resources.

Offshore drilling, including deepwater activity, continues to increase, and Baker Hughes remains a leader in this market segment. Despite a slowdown in the Gulf of Mexico, demand for stimulation vessels has been strong. Our new Blue Dolphin and Blue Tarpon vessels bring state-of-the-art technology and the industry's highest capacity to the market. As a result of the merger we now provide cementing services on 25% of the world's offshore rigs.

New Technology

Baker Hughes continues to invest more than $430 million per year in research and engineering, producing an array of new and improved technologies that make the company more competitive.

For example, our new Kymera™ hybrid drill bit combines diamond and roller cone bit technologies to drill difficult, variable formations. We have extended our AutoTrak™ line of automated drilling systems with versions for vertical wells and land-based applications with AutoTrak Curve. We continue to extend the range of coiled tubing drilling. Our Nautilus™ Ultra logging suite can acquire petrophysical data in wells with temperatures as high as 500°F. Our completion systems innovations include the slimhole EQUALIZER system, GeoForm – a newly commercialized well screen that conforms to the wellbore to improve sand control efficiency, and the FracPoint Premium multi-stage frac completion system. Our ESP systems are installed on the seabed in 8,000 feet of water in the Gulf of Mexico, boosting oil production in the Perdido field.

Baker Hughes also has focused on green technology. Using our BJ SmartCare™ program, our experts design and implement frac-fluid programs that minimize environmental impact during hydraulic fracturing.

Net Income
2008–2010, by Quarter
(In millions)


$500
$400
$300
$200
$100
$0
2008
2009
2010

Outlook

Looking ahead, we expect the economic recovery to create increased oil demand, which should support high oil prices and a sustained multi-year expansion of international spending.

We expect North America land activity to remain strong as horizontal drilling and hydraulic fracturing activity continues to grow. While operators are shifting to liquid and oil reserves, we expect continued significant shale gas drilling, but we are carefully watching natural gas prices and their effect on rig activity.

To help drive growth in 2011, we are planning annual capital expenditures of $2.3 to $2.7 billion, compared to $1.5 billion in 2010. Much of the increase reflects the capital requirements of expanding our pressure pumping business.

In closing, I want to recognize the contributions of our 53,100 employees who so professionally serve our customers. Through their dedication we continue to lead our industry segment in safety and have been recognized as leaders in innovation. With the reorganization now in place, the addition of BJ Services, and the slow but steady improvement in global economic conditions, 2011 is off to a good start.

Chad C. Deaton
Chairman and Chief Executive Officer

Supply Chain

The Global Supply Chain (GSC) was critical to Baker Hughes' success in 2010. By combining seven supply chain functions and improving processes, the GSC team has driven substantial cost savings.



Art Soucy,
Vice President,
Global Supply Chain

Following the shift to a geographic operations structure, the seven divisional manufacturing functions were combined into a single Global Supply Chain (GSC) organization, with equipment manufacturing facilities grouped by hemisphere and the chemicals and fluids plants placed in a single unit.

In addition, global procurement and transportation and logistics functions were established to leverage scale, drive process efficiencies and assure legal compliance. The GSC group also established an enterprise Sales and Operations Planning process to anticipate and meet the need for products on a global basis.

During 2010, the GSC group broadened the geographic footprint of Baker Hughes' supply chain with investments in manufacturing capability in Saudi Arabia, Dubai, Malaysia and Mexico, and the acquisition of lower-cost manufacturing companies in Thailand and China. In addition to adding in-house production capacity, the GSC group developed new suppliers in India, China, Malaysia, Russia, Thailand, Mexico and Singapore.

Many of the "go forward" plants underwent a significant makeover as the GSC launched a major lean initiative to drive out waste and shorten lead times. For example, the large-diameter Tricone™ drill bit production line was moved from Belfast, Northern Ireland, to The Woodlands, Texas plant to increase bit manufacturing efficiency, while simultaneously reducing cost and lead times.

Also during the year, the GSC strategic sourcing team reduced the number of suppliers across product lines to leverage purchasing power and achieve cost savings. This team continues to add value by standardizing and streamlining procurement practices.

To reduce freight costs and transit times, the transportation and logistics team established a "hub and spoke" model. Working in coordination with each other, five strategically located hubs manage shipping of Baker Hughes materials and products to receiving locations ("spokes") in their regions and have achieved substantial savings.

More recently, the hub and spoke model also has been implemented for the worldwide repair and maintenance (R&M) organization. Five R&M hubs will become R&M centers of excellence for their territories and are expected to improve efficiency, enhance reliability, and increase field asset utilization around the world.

During 2010, the GSC's chemicals and fluids group began integrating the chemical portion of BJ Services' supply chain into its global operation. The procurement and manufacturing functions for the remaining BJ Services product lines will be integrated into the GSC organization in 2011.

Looking ahead, the GSC group will continue to optimize Baker Hughes' global supply chain to deliver further cost savings and improve Baker Hughes' competitive position.

$100M

annual savings expected from our Global Supply Chain in 2010, 2011 and 2012









Reservoir

The Reservoir Development Services group's multi-disciplined expertise enables Baker Hughes to provide clients with reservoir advice and complete field development solutions.



John Harris,
President, Reservoir Development Services

Making reservoir expertise a recognized strength at Baker Hughes was an important step in transforming the company for long-term growth. While Baker Hughes has long been a leader in wellbore-related technologies, our customers – especially national oil companies – also now expect us to provide reservoir advice along with products and services for field development.

Beginning in 2008, Baker Hughes assembled a group of industry-leading consultancies and software firms to build broad reservoir competencies to meet this requirement. In 2010 these firms were more closely aligned with each other and with the Baker Hughes service organization through the formation of the Reservoir Development Services (RDS) group.

Consultancies incorporated into the RDS group include: Gaffney, Cline & Associates (GCA), the oil & gas industry's preeminent technical, commercial and management consulting firm; GeoMechanics International (GMI), the leading innovator in understanding the geomechanics of oil and gas reservoirs; RDS, a global subsurface, wells and field development consulting company; and Epic Consulting Services, a dynamic reservoir engineering firm with significant experience in heavy oil developments. In addition, the RDS group's reservoir analysis capabilities are enhanced by commercial software offerings from Meyer & Associates, a well established developer of software for the hydraulic fracturing process; and JOA Oil & Gas, developer of JewelSuite™ software, an integrated reservoir modeling tool. With hundreds of experienced technical professionals, the RDS group's services cover all aspects of the hydrocarbon life cycle including exploration, reservoir characterization, well engineering and operations, production technology, mid-stream facilities, refining, and reservoir evaluation, as well as commercial and strategic advice.

With these capabilities, the RDS group is working with Baker Hughes geomarkets and product lines to develop reservoir-driven solutions to address major industry challenges like integrated field development, mature field redevelopment, production optimization, sand management, sub-salt reservoirs and unconventional oil and gas development.

During 2010, RDS consultants provided reservoir support to Baker Hughes geomarkets and our integrated operations team, helping to obtain business, including projects in Canada, Mexico, Argentina, Russia, Turkmenistan, Africa and the Middle East. RDS experts also conducted joint workshops with Baker Hughes product line specialists to present Baker Hughes' reservoir capabilities to key customers around the world.

At the same time, the RDS group maintains its focus on external consulting and continues to provide broad-based technical, commercial and strategic advisory services to clients through RDS including Gaffney, Cline & Associates. This activity builds customer relationships and, where appropriate, it enables the Baker Hughes product lines to present technical solutions to asset managers early in the project cycle.

408

number of geoscientists, petroleum engineers and consulting professionals in RDS







Pressure Pumping

The acquisition of BJ Services filled a strategic gap in Baker Hughes' product portfolio. With the addition of BJ Services pressure pumping and coiled tubing services product lines, Baker Hughes can provide comprehensive solutions for wellbore construction and stimulation.



Fred Toney,
Vice President,
Pressure Pumping
US Land

The combination of Baker Hughes and BJ Services coincides with a high volume of drilling activity directed at producing unconventional oil and gas in numerous basins in the United States and Canada. Horizontal drilling and hydraulic fracturing are typically used to develop unconventional shale resources, and the combined company is a leading provider of both technologies. Since the full combination of the two companies in September 2010, Baker Hughes has provided comprehensive packages to drill, complete and fracture wells, and both legacy BJ Services and Baker Hughes product lines have gained business because of their integration.

More than half of the rigs in North America are drilling horizontal wells, and nearly all of these wells will be stimulated using staged hydraulic fracturing. To maximize production, customers are requesting longer horizontal wells with closer stage spacing, which require more complex directional drilling services, longer completion strings, and more hydraulic fracturing. Baker Hughes stands to benefit from this increased service intensity.

Hydraulic fracturing has become an issue of concern, particularly in areas new to oil and gas exploration, and largely due to misinformation about the effects of this process. In fact, during the past 60 years, the industry has performed more than one million fracturing jobs in the U.S. without damaging a single aquifer through the fracturing process. We welcome responsible regulation, based on science, to ensure that shale gas development can continue. Operators also must act responsibly and adhere to industry standards for casing programs, cement isolation practices, and fluids handling to avoid contamination on or near the surface.

Baker Hughes is investing in research to develop environmentally friendly stimulation fluids. A result of this research, the BJ SmartCare™ program, takes a comprehensive approach to design frac fluids systems that maximize production results while minimizing environmental impact during hydraulic fracturing. Our experts also are working with regulators on ways to disclose the chemical makeup of frac fluids while protecting trade secrets and intellectual property.

Pressure pumping also has wide application in offshore and deepwater wells, both to maximize production from existing wells and to stimulate flow from new ones. Virtually every deepwater well requires fracturing to achieve economic production rates. Our combined stimulation vessel fleet in the Gulf of Mexico, Brazil and the Asia Pacific region gives the company broad coverage of the world's deepwater fields. We also have more than 100 cementing units installed on offshore rigs, and we expect our new Seahawk™ cementing unit to be a strong contender for inclusion on new build rigs.

817 rigs

the average number of rigs drilling horizontal wells in the U.S. in 2010







Baker Hughes Incorporated
Notice Of Annual Meeting Of Stockholders

April 28, 2011

To the Stockholders of Baker Hughes Incorporated:

The Annual Meeting of the Stockholders of Baker Hughes Incorporated ("Company," "Baker Hughes," "we," "us" or "our") will be held in the Wortham Meeting Room No. 2 located at 2727 Allen Parkway, Houston, Texas on Thursday, April 28, 2011, at 9:00 a.m., Central Daylight Time, for the purpose of considering and voting on:

1. The election of directors;
2. The ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2011;
3. The reapproval of the performance criteria for awards under the Annual Incentive Compensation Plan, as required by Section 162(m) of the Internal Revenue Code;
4. An advisory vote related to the Company's executive compensation program;
5. An advisory vote on the frequency of holding an advisory vote related to the Company's executive compensation program;
6. Stockholder Proposal regarding majority vote standard for director elections; and
7. Such other business as may properly come before the meeting and any reconvened meeting after an adjournment thereof.

The Board of Directors has fixed March 1, 2011 as the record date for determining the stockholders of the Company entitled to notice of, and to vote at, the meeting and any reconvened meeting after an adjournment thereof, and only holders of Common Stock of the Company of record at the close of business on that date will be entitled to notice of, and to vote at, that meeting or a reconvened meeting after an adjournment.

You are invited to attend the meeting in person. Whether or not you plan to attend in person, we urge you to promptly vote your shares by telephone, by the Internet or, if this Proxy Statement was mailed to you, by completing, signing, dating and returning it as soon as possible in the enclosed postage prepaid envelope in order that your vote may be cast at the Annual Meeting. You may revoke your proxy any time prior to its exercise, and you may attend the meeting and vote in person, even if you have previously returned your proxy.

By order of the Board of Directors,

Sandra E. Alford
Corporate Secretary

Houston, Texas
March 14, 2011

TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE (I) VOTE YOUR SHARES BY TELEPHONE OR THE INTERNET, OR (II) IF YOU RECEIVED A PAPER COPY, THEN SIGN, DATE AND RETURN YOUR PROXY AS PROMPTLY AS POSSIBLE. AN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, IS ENCLOSED FOR THIS PURPOSE.

PROXY STATEMENT
TABLE OF CONTENTS

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Baker Hughes Incorporated, a Delaware corporation ("Company," "Baker Hughes," "we," "us" and "our"), to be voted at the Annual Meeting of Stockholders scheduled to be held on Thursday, April 28, 2011 and at any and all reconvened meetings after adjournments thereof.

Information About the Notice of Internet Availability of Proxy Materials

In accordance with rules and regulations of the Securities and Exchange Commission (the "SEC"), we now furnish to our stockholders proxy materials, including our Annual Report to Stockholders, on the Internet. On or about March 14, 2011, we will send electronically an annual meeting package personalized with profile and voting information ("Electronic Delivery") to those stockholders that have previously signed up to receive their proxy materials via the Internet. On or about March 14, 2011, we will begin mailing a Notice of Internet Availability of proxy materials (the "E-Proxy Notice") to those stockholders that previously have not signed up to receive their proxy materials on the Internet. If you received the E-Proxy Notice by mail, you will not automatically receive a printed copy of the proxy materials or the Annual Report to Stockholders. If you received the E-Proxy Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the E-Proxy Notice.

Registered stockholders may also sign up to receive future proxy materials and other stockholder communications electronically instead of by mail. In order to receive the communications electronically, you must have an e-mail account, access to the Internet through an Internet service provider and a web browser that supports secure connections. Visit *http://www.bnymellon.com/shareowner/isd* for additional information regarding electronic delivery enrollment. Stockholders with shares registered in their names with BNY Mellon Shareowner Services LLC may authorize a proxy by the Internet at the following Internet address: *http://www.proxyvoting.com/bhi*, or telephonically by calling BNY Mellon Shareowner Services LLC at 1-866-540-5760. Proxies submitted through BNY Mellon Shareowner Services LLC by the Internet or telephone must be received by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 27, 2011. The giving of a proxy will not affect your right to vote in person if you decide to attend the meeting.

The Company will bear the cost of any solicitation of proxies, whether by Internet or mail. In addition to solicitation, certain of the directors, officers and regular employees of the Company may, without extra compensation, solicit proxies by telephone, facsimile and personal interview. The Company has retained Phoenix Advisory Partners to assist in the solicitation of proxies from stockholders of the Company for an anticipated fee of $8,500, plus out-of-pocket expenses.

A number of banks and brokerage firms participate in a program that also permits stockholders to direct their vote by the Internet or telephone. This option is separate from that offered by BNY Mellon Shareowner Services LLC and should be reflected on the voting form from a bank or brokerage firm that accompanies this Proxy Statement. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the instructions on the voting form enclosed with the proxy from the bank or brokerage firm. Votes directed by the Internet or telephone through such a program must be received by BNY Mellon Shareowner Services LLC by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 27, 2011. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the meeting; however, you must first request a proxy either on the Internet or use the voting form that accompanies this Proxy Statement. Requesting a proxy prior to the deadlines described above will automatically cancel any voting directions you have previously given by the Internet or by telephone with respect to your shares.

The Internet and telephone proxy procedures are designed to authenticate stockholders' identities, to allow stockholders to give their proxy instructions and to confirm that those instructions have been properly recorded. Stockholders authorizing proxies or directing the voting of shares by the Internet should understand that there may be costs associated with electronic access, such as usage charges from access providers and telephone companies, and those costs must be borne by the stockholder.

We will only deliver one Proxy Statement to multiple stockholders sharing an address unless we have received contrary instructions from one or more of the stockholders. We will promptly deliver a separate copy of this Proxy Statement to a stockholder at a shared address to which a single copy of the document was delivered upon oral or written request to: Baker Hughes Incorporated, Attn: Corporate Secretary, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019, +1 (713)-439-8600. Stockholders may also address future requests for separate delivery of the Proxy Statement by contacting us at the address listed above.

Shares for which proxies have been executed will be voted as specified in the proxies. If no specification is made, the shares will be voted FOR the election of nominees listed herein as directors, FOR the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2011, FOR the reapproval of the performance criteria for awards under the Annual Incentive Compensation Plan, FOR the advisory vote related to the Company's executive compensation program and AGAINST the stockholder proposal regarding majority vote standard for director elections. If no specification is made, the Company will abstain from voting on the frequency of holding of an advisory vote related to the Company's executive compensation program.

Proxies may be revoked at any time prior to the exercise thereof by filing with the Company's Corporate Secretary, at the Company's executive offices, a written revocation or a duly executed proxy bearing a later date. The executive offices of the Company are located at 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. For a period of at least ten days prior to the Annual Meeting of Stockholders, a complete list of stockholders entitled to vote at the Annual Meeting will be available for inspection during ordinary business hours at the Company's executive offices by stockholders of record for proper purposes.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on April 28, 2011. This Proxy Statement and the Annual Report to Stockholders and the means to vote by Internet are available at *http://bnymellon.mobular.net/bnymellon/bhi.*

VOTING SECURITIES

The securities of the Company entitled to vote at the Annual Meeting consist of shares of its Common Stock, par value $1.00 per share ("Common Stock"), of which 434,318,886 shares were issued and outstanding at the close of business on March 1, 2011. Only stockholders of record at the close of business on that date will be entitled to vote at the meeting. Each share of Common Stock entitles the holder thereof to one vote on each matter to be considered at the meeting. The presence in person or by proxy of the holders of a majority of our Common Stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum to transact business at the Annual Meeting.

Assuming a quorum is present at the Annual Meeting, either in person or represented by proxy, with respect to the election of directors, the director nominees who receive the greatest number of votes cast in their favor (up to the number of director seats available for election) will be elected. The affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter is required for the approval of the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2011, for the reapproval of the performance criteria for awards under the Annual Incentive Compensation Plan, for the approval of the advisory vote related to the Company's executive compensation program and for the approval of the stockholder proposal regarding majority vote standard for director elections. The Company will treat the selection of every one year, every two years or every three years that receives the greatest number of votes on the frequency of holding an advisory vote on our executive compensation program as the option that is approved by the stockholders. There will be no cumulative voting in the election of directors.

Brokers, banks or other nominees that hold shares of Common Stock in "street name" for a beneficial owner of those shares typically have the authority to vote in their discretion if permitted by the stock exchange or other organization of which they are members. Brokers, banks and other nominees are permitted to vote the beneficial owner's proxy in their own discretion as to certain "routine" proposals when they have not received instructions from the beneficial owners, such as the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year 2011. If a broker, bank or other nominee votes such "uninstructed" shares for or against a "routine" proposal, those shares will be counted towards determining whether or not a quorum is present and are considered entitled to vote on the "routine" proposals. However, where a proposal is not "routine," a broker, bank or other nominee is not permitted to exercise its voting discretion on that proposal without specific instructions from the beneficial owner. These non-voted shares are referred to as "broker non-votes" when the nominee has voted on other non-routine matters with authorization or voted on routine matters. These shares will be counted towards determining whether or not a quorum is present, but will not be considered entitled to vote on the "non-routine" proposals.

Broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained. Abstentions, on the other hand, have the same effect as votes against the matter, although abstentions will have no effect on the election of directors, the advisory vote related to the executive compensation program or the advisory vote on the frequency of holding an advisory vote on executive compensation.

The following table sets forth information about the holders of the Common Stock known to the Company on March 1, 2011 to own beneficially 5% or more of the Common Stock, based on filings by the holders with the SEC. For the purposes of this Proxy Statement, beneficial ownership of securities is defined in accordance with the rules of the SEC to mean generally the power to vote or dispose of securities regardless of any economic interest therein.

Name and Address	Shares	Percent of Class
1. Capital Research Global Investors[(1)] 333 South Hope Street Los Angeles, CA 90071	35,955,254	8.3%
2. Wellington Management[(2)] Company, LLP 75 State Street Boston, MA 02109	22,680,958	5.26%

(1) Capital Research Global Investors has sole investment power and voting power over 35,955,254 shares.

(2) Wellington Management Company, LLP does not have sole investment power or sole voting power over the shares.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

In analyzing director nominations and director vacancies, the Governance Committee strives to recommend candidates for director positions who will create a collective membership on the Board with varied experience and perspective and who maintain a Board that reflects diversity, including but not limited to gender, ethnicity, background, country of citizenship and experience. The Governance Committee strives to recommend candidates who demonstrate leadership and significant experience in a specific area of endeavor, comprehend the role of a public company director, exemplify relevant expertise, experience and a substantive understanding of domestic considerations and geopolitics, especially those pertaining to the service sector of the oil and gas and energy-related industries.

When analyzing whether directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of the Company's business and structure, the Governance Committee and the Board of Directors focus on the information as summarized in each of the Directors' individual biographies set forth on pages 4–5. In particular, the Board considered Mr. Deaton's senior executive experience for over 13 years in the oilfield services industry combined with extensive knowledge in his successful energy business career for over 31 years as well as active participation in energy-related professional organizations. His knowledge, expertise and management leadership regarding the issues affecting our business and the Company have been invaluable to the Board of Directors in overseeing the business and affairs of our Company. Similarly the Board has considered the extensive backgrounds and skills of each of the non-management directors. Some of the characteristics and background that were considered include Mr. Brady's experience and leadership of public companies in the energy services sector and manufacturing sector together with his financial expertise; Mr. Cazalot's role as chief executive and director of a publicly traded energy company as well as his 38 successful years of experience in the global energy business; Mr. Fernandes' leadership roles in several public companies in the energy and manufacturing sectors, including his service as a director of other public companies and his extensive financial expertise; Ms. Gargalli's leadership and consulting experience, extensive public board service and her financial expertise; Dr. Jungels' technical knowledge, executive roles, 39 successful years of experience in the international energy industry and service as a member of public company boards; Mr. Lash's engineering and high technology knowledge and skills, his private equity leadership, manufacturing background, public service and financial expertise; Mr. Nichols' position as the executive chairman of the board and former chief executive officer of a publicly traded energy company, successful career building a major oil and gas company and his leadership in related trade associations; Mr. Riley's 39 years of senior executive experience with a publicly traded diversified manufacturer, service as a director of other public companies and a national corporate governance organization; Mr. Stewart's many years as chairman of the board, president and chief executive officer of BJ Services; Mr. Watson's extensive executive leadership roles and active involvement in a number of energy-related companies and businesses and service as a director of other public companies.

All directors that are elected at the Annual Meeting of Stockholders will serve for a one-year term expiring at the Annual Meeting of Stockholders expected to be held in April 2012. The proxyholders will vote FOR the eleven persons listed below under the section "Company Nominees for Director," unless contrary instructions are given.

If you sign your proxy card but do not give instructions with respect to the voting of directors, your shares will be voted for the eleven persons recommended by the Board of Directors. If you wish to give specific instructions with respect to the voting of directors, you must do so with respect to the individual nominee.

Company Nominees for Director

The following table sets forth each nominee director's name, all positions with the Company held by the nominee, the nominee's principal occupation, age and year in which the nominee first became a director of the Company. Each nominee director has agreed to serve if elected. In accordance with the Company's Bylaws, Messrs. Djerejian and Payne will not stand for re-election and are retiring from the Board of Directors and the size of the Board will be reduced from 13 to 11 members.

Nominees	Principal Occupation	Age	Director Since
Larry D. Brady	Former Chairman of the Board and Chief Executive Officer of Intermec, Inc. (industrial technologies). Mr. Brady served as Chairman of Intermec from 2001 to 2007 and as Chief Executive Officer from 2000 to 2007. He served as President of Intermec from 1999 to 2001 and as Chief Operating Officer from 1999 to 2000. Mr. Brady served as President of FMC Corporation from 1993 to 1999. He served as a Vice President of FMC from 1984 to 1989, as Executive Vice President from 1989 to 1993 and was a director from 1989 to 1999. Mr. Brady is a member of the Advisory Board of Northwestern University's Kellogg School of Management. Within the past five years, Mr. Brady served as a director of Pactiv Corporation.	68	2004
Clarence P. Cazalot, Jr.	President and Chief Executive Officer and Director since 2002 of Marathon Oil Corporation, formerly known as USX Corporation (diversified petroleum). He served as Vice Chairman of USX Corporation and President of Marathon Oil Company from 2000 to 2001. Mr. Cazalot was with Texaco Inc. from 1972 to 2000, and while at Texaco served in the following executive positions: President of Worldwide Production Operations of Texaco Inc. from 1999 to 2000; President of International Production and Chairman of London-based Texaco Ltd. from 1998 to 1999; President of International Marketing and Manufacturing from 1997 to 1998; President of Texaco Exploration and Production Inc. from 1994 to 1996; and President of Texaco's Latin America/West Africa Division from 1992 to 1994. In 1992, he was named Vice President, Texaco. He is a director and Executive Committee member of the American Petroleum Institute. Additionally, he is a director of the Greater Houston Partnership, is a member of the Business Council and serves on the Advisory Board of the World Affairs Council of Houston.	60	2002
Chad C. Deaton	Chairman of the Board and Chief Executive Officer of Baker Hughes Incorporated since October 2004; Chairman of the Board, Chief Executive Officer and President of Baker Hughes Incorporated from February 1, 2008 to July 28, 2010. Mr. Deaton was President and Chief Executive Officer of Hanover Compressor Company (compression services) from 2002 through October 2004. He was a Senior Advisor to Schlumberger Oilfield Services (oilfield services) from 1999 to September 2001 and was an Executive Vice President from 1998 to 1999. Mr. Deaton is a director of Ariel Corporation. He is also a director of Junior Achievement of Southeast Texas, Houston Achievement Place, Greater Houston Partnership and a member of the Society of Petroleum Engineers Industry Advisory Council. Mr. Deaton was a director of CARBO Ceramics, Inc. from 2005 to 2009 and has been a director of Air Products and Chemicals, Inc. since 2010.	58	2004
Anthony G. Fernandes	Former Chairman, President and Chief Executive Officer of Phillip Services Corporation (diversified industrial services provider) from August 1999 to April 2002. He was Executive Vice President of ARCO (Atlantic Richfield Company) from 1994 to 1999, President of ARCO Coal, a subsidiary of ARCO, from 1990 to 1994 and Corporate Controller of ARCO from 1987 to 1990. Mr. Fernandes serves on the Boards of Black & Veatch, Cytec Industries and ABM Industries, Inc.	65	2001

Nominees	Principal Occupation	Age	Director Since
Claire W. Gargalli	Former Vice Chairman, Diversified Search and Diversified Health Search Companies (executive search consultants) from 1990 to 1998. Ms. Gargalli served as President and Chief Operating Officer of Equimark from 1984 to 1990. During that period, she also served as Chairman and Chief Executive Officer of Equimark's two principal subsidiaries, Equibank and Liberty Bank. Ms. Gargalli is a director of Praxair, Inc., Virginia National Bank and BioMotion Analytics. She is also a trustee emeritus of Carnegie Mellon University and Middlebury College. Within the past five years, Ms. Gargalli served as a director of Intermec, Inc. (industrial technologies).	68	1998
Pierre H. Jungels	President of the Institute of Petroleum until June 2003. From 1997 through 2001 Dr. Jungels served as a Director and Chief Executive Officer of Enterprise Oil, plc. In 1996, Dr. Jungels served as the Managing Director of Exploration and Production at British Gas plc. Dr. Jungels is Chairman of Rockhopper Exploration plc and Oxford Catalysts plc. He is also a director of Woodside Petroleum Ltd. and Imperial Tobacco Group plc. Various positions from 1974 to 1995 at PetroFina SA, including Executive Director from 1989 to 1995.	67	2006
James A. Lash	Chairman of Manchester Principal LLC and its predecessor company (high technology venture capital firm) since 1976. Former First Selectman, Greenwich, Connecticut (city government) from 2003 to 2007. Mr. Lash also served as Chairman and Chief Executive Officer of Reading Tube Corporation from 1982 to 1996. Mr. Lash is a director of the East West Institute and a trustee of the Massachusetts Institute of Technology.	66	2002
J. Larry Nichols	Executive Chairman of Devon Energy Corporation (independent energy company). Mr. Nichols served as Chairman of the Board from 2000 to 2010 and as Chief Executive Officer from 1980 to 2010. Mr. Nichols serves as a director of SONIC Corp. as well as several trade associations relevant to the oil and gas exploration and production business.	68	2001
H. John Riley, Jr.	Former Chairman of the Board of Cooper Industries, Ltd. (diversified manufacturer) from May 1996 to February 2006. He was Chief Executive Officer of Cooper Industries from 1995 to 2005. He was Executive Vice President, Operations of Cooper Industries from 1982 to 1992, Chief Operating Officer from 1992 to 1995 and President from 1992 to 2004. Mr. Riley is a director of The Allstate Corporation, Westlake Chemical Corporation, and Post Oak Bank, N.A. Mr. Riley also serves as a trustee of the Museum of Fine Arts, Houston and Syracuse University.	70	1997
J.W. Stewart	Chairman of the Board of Directors, President and Chief Executive Officer of BJ Services Company (pressure pumping services) from 1990 until its acquisition by the Company in 2010. Prior to 1990, Mr. Stewart held various management and staff positions with BJ Services Company and its predecessor company.	67	2010
Charles L. Watson	Chairman of Twin Eagle Management Resources (energy marketing) since 2010, Chairman CLW Investments, Inc. since 2009 (private investments), Chairman of Eagle Energy Partners from 2003 to 2009, Chairman of Wincrest Ventures, L.P. (private investments) since January 1994, Chairman of Collegiate Zone LP since 2004 and Chairman of Sigma Chi Foundation since 2005. Senior Advisor to EDF Trading North America LLC and Electricite de France during 2008 (energy marketing), Managing Director of Lehman Brothers from 2007 to 2008. Founder, Chairman and Chief Executive Officer of Dynegy Inc. (diversified energy) and its predecessor companies from 1985 to 2002. Mr. Watson is also a board member of Mainstream Renewable Power, Shona Energy Company, Inc., Baylor College of Medicine and Angeleno Investors, L.P.	61	1998

Election Policy

It is the policy of the Board of Directors that any nominee for director who receives a "withhold" vote representing a majority of the votes cast for his or her election would be required to submit a letter of resignation to the Board's Governance Committee. The Governance Committee would recommend to the Board whether or not the resignation should be accepted. Pursuant to the Company's Bylaws, in case of a vacancy on the Board of Directors, a majority of the remaining directors will appoint a successor, and the director so appointed will hold office until the next annual meeting or until his or her successor is elected and qualified or until his or her earlier death, retirement, resignation or removal.

CORPORATE GOVERNANCE

The Company's Board of Directors believes the purpose of corporate governance is to maximize stockholder value in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance practice, which the Board and management believe promote this purpose, are sound and represent best practices. The Board periodically reviews these governance practices, Delaware law (the state in which the Company is incorporated), the rules and listing standards of the NYSE and SEC regulations, as well as best practices suggested by recognized governance authorities. The Board has established the Company's Corporate Governance Guidelines as the principles of conduct of the Company's business affairs to benefit its stockholders, which Guidelines conform to the NYSE corporate governance listing standards and SEC rules. The Corporate Governance Guidelines are attached as Annex A to this Proxy Statement, posted under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to the Company's Corporate Secretary.

Board of Directors

During the fiscal year ended December 31, 2010, the Board of Directors held five meetings, the Audit/Ethics Committee held thirteen meetings, the Compensation Committee held four meetings, the Governance Committee held four meetings and the Finance Committee held four meetings. Each director attended more than 92% of the total number of meetings of the Company's Board of Directors and of the respective Committees on which he or she served. Six of the Company's eleven directors attended the Company's 2010 Annual Meeting. During fiscal year 2010, each non-management director was paid an annual retainer of $75,000. The Lead Director received an additional annual retainer of $15,000. The Audit/Ethics Committee Chair received an additional annual retainer of $20,000. Each of the other non-management Committee Chairs received an additional annual retainer of $15,000. Each of the members of the Audit/Ethics Committee, excluding the Chair, received an additional annual retainer of $10,000. Each of the members, excluding the Chair, of the Compensation, Finance and Governance Committees received an additional annual retainer of $5,000. Each non-management director also received annual non-retainer equity in a total amount of $200,000, in the form of (i) restricted shares of the Company's Common Stock with a value of $140,000 issued in January of each year that generally will vest one-third on the annual anniversary date of the award (however, the restricted shares, to the extent not previously vested or forfeited, will become fully vested upon retirement or on the annual meeting of stockholders next following the date the non-management director attains the age of 72); and (ii) options to acquire the Company's Common Stock with a value of $30,000 issued in each of January and July. The options will vest one-third each year beginning on the first anniversary date of the grant of the option award (however, the options, to the extent not previously vested or forfeited, will become fully vested upon retirement or on the annual meeting of stockholders next following the date the non-management director attains the age of 72). Pursuant to the Company's acquisition of BJ Services Company, the Board of Directors appointed Messrs. Stewart and Payne as members of the Board, effective April 28, 2010. During the fiscal year ended December 31, 2010, Messrs. Stewart and Payne received the annual retainer of $75,000 on a pro-rata basis, with Mr. Stewart receiving an additional annual retainer of $5,000 on a pro-rata basis as a member of the Finance Committee. Messrs. Stewart and Payne received non-retainer equity in the form of options to acquire the Company's Common Stock with a value of $30,000 on July 21, 2010 and $4,826 on July 22, 2010. The Company previously provided benefits under a Directors Retirement Plan, which Plan remains in effect until all benefits accrued thereunder are paid in accordance with the current terms and conditions of that Plan. No additional benefits have been accrued under the Plan since December 31, 2001. Messrs. Djerejian, Fernandes, Nichols, Riley, Watson and Ms. Gargalli have accrued benefits under the Plan.

Director Independence

All members of the Board of Directors, other than Mr. Deaton, the Company's Chairman and Chief Executive Officer, Mr. Stewart, the former chairman, president and chief executive officer of BJ Services, Mr. Payne, a former director of BJ Services who is not a nominee for the 2011 Board of Directors, and Mr. Nichols satisfy the independence requirements of the NYSE. During fiscal year 2010, sales from the Company to Devon Energy Corporation exceeded the two percent test under Section 303A.02(b)(v) of the NYSE's Listed Company Manual. Therefore, the Board of Directors determined that Mr. Nichols no longer satisfied the independence requirements of the NYSE and accepted his resignation from the Compensation Committee and the Audit/Ethics Committee effective as of February 23, 2011. In addition, the Board has adopted a "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert" ("Policy for Director Independence") included as Exhibit C to the Corporate Governance Guidelines, which are attached as Annex A to this Proxy Statement. Such Policy supplements the NYSE independence requirements. Directors who meet these independence standards are considered to be "independent" as defined therein. The Board has determined that all the nominees for election at this Annual Meeting, other than Messrs. Deaton, Nichols and Stewart, meet these standards.

Regularly Scheduled Executive Sessions of Non-Management Directors

Pursuant to the Corporate Governance Guidelines, executive sessions of non-management directors are held at every regularly scheduled meeting of the Board of Directors and at such other times as the Board deems appropriate. The Governance Committee reviews and recommends to the Board a director to serve as Lead Director during executive sessions. Currently, Mr. Riley serves as the Lead Director during the executive sessions of non-management directors.

Committees of the Board

The Board of Directors has, in addition to other committees, an Audit/Ethics Committee, a Compensation Committee and a Governance Committee. The Audit/Ethics, Compensation and Governance Committees are comprised solely of independent non-management directors in accordance with NYSE corporate governance listing standards. The Board of Directors adopted charters for the Audit/Ethics, Compensation and Governance Committees that comply with the requirements of the NYSE standards, applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and SEC rules. Each of the charters has been posted and is available for public viewing under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to the Company's Corporate Secretary.

Committee Memberships 2010

Audit/Ethics	Compensation	Executive	Finance	Governance
Anthony G. Fernandes[(C)]	Claire W. Gargalli[(C)]	Chad C. Deaton[(C)]	Larry D. Brady[(C)]	James A. Lash[(C)]
Larry D. Brady	Clarence P. Cazalot, Jr.	Clarence P. Cazalot, Jr.	Claire W. Gargalli	Edward P. Djerejian
Clarence P. Cazalot, Jr.	Edward P. Djerejian	James L. Payne	Pierre H. Jungels	Anthony G. Fernandes
James A. Lash	Pierre H. Jungels	H. John Riley, Jr.	H. John Riley, Jr.	H. John Riley, Jr.
J. Larry Nichols	J. Larry Nichols	James W. Stewart	James W. Stewart	Charles L. Watson
		Charles L. Watson	Charles L. Watson	

(C) Chair of the referenced Committee.

Audit/Ethics Committee

The Audit/Ethics Committee held thirteen meetings during fiscal year 2010. The Board of Directors has determined that each of the Audit/Ethics Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence." The Audit/Ethics Committee Charter is attached as Annex B to this Proxy Statement and can be accessed electronically under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor*. The Vice President Internal Audit and the Corporate internal audit function report directly to the Audit/Ethics Committee. The Company's Corporate Internal Audit Department sends written reports quarterly to the Audit/Ethics Committee on its audit findings and the status of its internal audit projects. The Audit/Ethics Committee provides assistance to the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function, the review and pre-approval of the current year audit and non-audit fees and the Company's risk analysis and risk management procedures. In addition, the Audit/Ethics Committee oversees the Company's compliance programs relating to legal and regulatory requirements. The Audit/Ethics Committee has developed "Procedures for the Receipt, Retention and Treatment of Complaints" to address complaints received by the Company regarding accounting, internal controls or auditing matters. Such procedures are included as Exhibit F to the Corporate Governance Guidelines. The Corporate Governance Guidelines are attached as Annex A to this Proxy Statement.

The Audit/Ethics Committee also is responsible for the selection and hiring of the Company's Independent Registered Public Accounting Firm. To promote independence of the audit, the Audit/Ethics Committee consults separately and jointly with the Company's Independent Registered Public Accounting Firm, the internal auditors and management.

The Board has reviewed the experience of the members of the Audit/Ethics Committee and has found that each member of the Committee meets the qualifications to be an "audit committee financial expert" under the SEC rules issued pursuant to SOX. The Board has designated Anthony G. Fernandes as the member of the Committee who serves as the "audit committee financial expert" of the Company's Audit/Ethics Committee.

Compensation Committee

The Compensation Committee held four meetings during fiscal year 2010. The Board of Directors has determined that the Compensation Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence." The Compensation Committee Charter can be accessed electronically under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor.* The Compensation Committee oversees our compensation programs and is charged with the review and approval of the Company's general compensation strategies and objectives and the annual compensation decisions relating to our executives and to the broad base of Company employees. Their responsibilities also include reviewing management succession; making recommendations to the Board regarding all employment agreements, severance agreements, change in control agreements and any special supplemental benefits applicable to executives; assuring that the Company's incentive compensation program, including the annual and long-term incentive plans, is administered in a manner consistent with the Company's compensation strategy; approving and/or recommending to the Board new incentive compensation plans and equity-based compensation plans; reviewing the Company's employee benefit programs; and recommending for approval all committee administrative changes that may be subject to the approval of the stockholders or the Board, reviewing and reporting to the Board of Directors the levels of stock ownership by the senior executives in accordance with the Stock Ownership Policy. The Compensation Committee is also responsible for reviewing the outcome of the stockholder advisory vote on senior executive compensation. The Compensation Committee may delegate its authority to subcommittees.

The Compensation Committee is responsible for determining if there are any inherent potential risks in the compensation programs. The Committee exercises risk oversight with respect to risks relating to the compensation of the senior executives as well as the employees of the Company generally. The Compensation Committee seeks to structure compensation packages and performance goals for compensation in a manner that does not incent employees to take risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee designs long-term incentive compensation, including restricted stock, performance units and stock options in such a manner that employees will forfeit their awards if their employment is terminated for cause. The Committee also retains the discretionary authority to reduce Annual Incentive Compensation Plan bonuses and discretionary bonuses to reflect factors regarding individual performance that are not otherwise taken into account under the performance goal guidelines established by the Compensation Committee. The Company's stock ownership guidelines established by the Board of Directors also mitigates compensation risks. During fiscal year 2010, the Compensation Committee determined the Company's compensation policies and practices for employees were not reasonably likely to have a material adverse effect on the Company. For more information pertaining to the Company's compensation policies and practices, please read the "Compensation Discussion and Analysis" section of this Proxy Statement.

Governance Committee

The Governance Committee held four meetings during fiscal year 2010. The Board of Directors has determined that the Governance Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence." A current copy of the Governance Committee Charter can be accessed electronically under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor*. The functions performed by the Governance Committee include overseeing the Company's corporate governance affairs, health, safety and environmental compliance functions, government relations and monitoring compliance with the Corporate Governance Guidelines. In addition, the Governance Committee proposes candidates for the Board of Directors, proposes candidates to fill vacancies on the Board, reviews the structure and composition of the Board, considers the qualifications required for continuing Board service and recommends directors' compensation. The Governance Committee annually reviews the Company's Policy Statement on Shareholders' Rights Plans and reports any recommendations to the Board of Directors.

The Governance Committee has implemented policies regarding Board membership. The Governance Committee will consider candidates based upon the size and existing composition of the Board, the number and qualifications of candidates, the benefit of continuity on the Board and the relevance of the candidate's background and experience with issues facing the Company. The Governance Committee also strives to maintain a Board that reflects diversity, including but not limited to, gender, ethnicity, background, country of citizenship and experience. The criteria used for selecting directors are described in the Company's "Guidelines for Membership on the Board of Directors," included as Exhibit A to the Corporate Governance Guidelines attached as Annex A to this Proxy Statement. In addition, the Company has established a formal process for the selection of candidates, as described in the Company's "Selection Process for New Board of Directors Candidates" included as Exhibit B to the Corporate Governance Guidelines, and candidates are evaluated based on their background, experience and other relevant factors as described in the Guidelines for Membership on the Board of Directors. The Board and the Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates.

The Governance Committee has established, in accordance with the Company's Bylaws regarding stockholder nominees, a policy that it will consider director candidates proposed by stockholders in the same manner as all other candidates. Recommendations that stockholders desire to make for the 2012 Annual Meeting should be submitted between October 13, 2011 and November 14, 2011 in accordance with the Company's Bylaws and "Policy and Submission Procedures for Stockholder Recommended Director Candidates" included as Exhibit D to the Corporate Governance Guidelines, which are attached as Annex A to this Proxy Statement, posted under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to: Chair, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas, 77210, or to the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas, 77019. Such recommendations should be accompanied by the information required under the Company's Bylaws for stockholder nominees and in accordance with the Company's Policy and Submission Procedures for Stockholder Recommended Director Candidates.

In connection with the 2011 election of directors, the Company has not paid any fee during 2010 or 2011 to a third party to identify or evaluate or to assist in identifying or evaluating such nominees. In connection with the 2011 Annual Meeting, the Governance Committee did not receive any recommendation for a nominee proposed from any stockholder or group of stockholders.

Stock Ownership by Directors

Each non-management director is expected to own at least four times his or her annual retainer in Company Common Stock. Such ownership level should be obtained within a reasonable period of time following the director's election to the Board. All non-management directors have met this ownership requirement.

Stockholder Communications with the Board of Directors

To provide the Company's stockholders and other interested parties with a direct and open line of communication to the Company's Board of Directors, a process has been established for communications with any member of the Board of Directors, including the Company's Lead Director, the Chair of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, or Finance Committee or with the non-management directors as a group. Stockholders may communicate with any member of the Board, including the Company's Lead Director, the Chair of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, or Finance Committee or with the non-management directors of the Company as a group, by sending such written communication to the Company's Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas, 77019. The procedures for "Stockholder Communications with the Board of Directors" are also included as Exhibit E to the Corporate Governance Guidelines, which are attached as Annex A to this Proxy Statement, and can be accessed electronically under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to the Company's Corporate Secretary. In addition, pursuant to the Company's policy to request and encourage attendance at the Annual Meeting, such meeting provides an opportunity for stockholders to communicate with members of the Company's Board of Directors in attendance. Six of the Company's eleven directors attended the Company's 2010 Annual Meeting.

Business Code of Conduct

The Company has a Business Code of Conduct (the "Code") that applies to all officers, directors and employees, which includes the code of ethics for the Company's chief executive officer, chief financial officer, and chief accounting officer and all other persons performing similar functions within the meaning of the securities laws and regulations. The Code prohibits individuals from engaging in, or giving the appearance of engaging in any activity involving a conflict, or reasonably foreseeable conflict, between personal interests and those of the Company. Every year, each of these Company officers certify compliance with the Company's Code and the applicable NYSE and SOX provisions. The Audit/Ethics Committee of the Board of Directors of the Company oversees the administration of the Code and responsibility for the corporate compliance effort with the Company. The Company's Business Code of Conduct and Code of Ethical Conduct Certification are posted under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to the Company's Corporate Secretary.

The Board's Leadership Structure and Role in Risk Oversight

The Board has five standing committees: Audit/Ethics, Compensation, Governance, Finance and Executive. Other than the Executive Committee and the Finance Committee, all of the Board committees are comprised solely of independent non-management directors. Each of the five committees has a different Chairperson. The Chairperson of the Audit/Ethics Committee, the Compensation Committee, the Finance Committee and the Governance Committee are each independent non-management directors. Our Corporate Governance Guidelines require the election, by the independent non-management directors, of a Lead Director who (i) presides at all meetings of the Board of Directors at which the Chair is not present, including executive sessions of independent non-management directors; (ii) serves as liaison between the Chairperson and the independent non-management directors; (iii) has the authority to call meetings of the independent non-management directors; and (iv) consults with the Chairperson on agendas for Board meetings and other matters pertinent to the Company and the Board. The Governance Committee reviews and recommends to the Board a director to serve as Lead Director. John Riley is the current Lead Director. The independent non-management directors hold executive sessions at every regularly scheduled Board meeting and at such other times as the Board deems appropriate. Our Board leadership structure is utilized by numerous public companies in the United States, and we believe that it provides the optimal balance and is an effective leadership structure for the Company.

Since joining the Company in October 2004, Chad Deaton has served as Chairman of the Board and Chief Executive Officer. The Board believes that having Mr. Deaton act in both these roles provides the Company with consistent leadership, both with respect to the Company's operations and the leadership of the Board. In particular, having Mr. Deaton act in both these roles increases the timeliness and effectiveness of the Board's deliberations, increases the Board's visibility into the day-to-day operations of the Company, and ensures the consistent implementation of the Company's strategies.

In accordance with NYSE requirements, our Audit/Ethics Committee is responsible for overseeing risk analysis and risk management procedures. The Audit/Ethics Committee reviews guidelines and policies on enterprise risk management, including risk assessment and risk management related to the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures. At each meeting of the Audit/Ethics Committee, the officers of the Company provide information to the Audit/Ethics Committee addressing issues related to risk analysis and risk management. At every regularly scheduled meeting of the Audit/Ethics Committee the Company's Chief Compliance Officer provides a report to the Committee regarding the Company's Business Code of Conduct, including updates pertaining to the status of the Company's compliance with its standards, policies, procedures and processes. The Company maintains an Enterprise Risk Management ("ERM") process under which it reviews its business risk framework including an assessment of external and internal risks and appropriate mitigation activities. The Company's annual ERM report is provided to the

Audit/Ethics Committee and in addition a comprehensive in person presentation is made to the entire Board. In addition to the risk oversight which is exercised by the Audit/Ethics Committee of the Board of Directors, the Compensation Committee, the Finance Committee and the Governance Committee each regularly exercises oversight related to risks associated with responsibilities of the respective Committee. For example, the Compensation Committee has reviewed what risks, if any, could arise from the Company's compensation policies and practices, while the Finance Committee consistently reviews risks related to the financial structure and activities of the Company and the Governance Committee periodically provides oversight respecting risks associated with the Company's health, safety and environmental policies and practices. The Board of Directors believes that the risk management processes in place for the Company are appropriate.

SECURITY OWNERSHIP OF MANAGEMENT

Set forth below is certain information with respect to beneficial ownership of the Common Stock as of March 1, 2011 by each director, the persons named in the Summary Compensation Table below and the directors and executive officers as a group. The table includes transactions effected prior to the close of business on March 1, 2011.

	Shares Beneficially Owned			
Name	Shares Owned as of March 1, 2011	Shares Subject to Options Which Are or Will Become Exercisable Prior to April 30, 2011	Total Beneficial Ownership as of April 30, 2011	% of Class(1)
Larry D. Brady	17,051	3,283	20,334	–
Clarence P. Cazalot, Jr.	18,642	5,010	23,652	–
Edward P. Djerejian(2)	18,642	6,642	25,284	–
Anthony G. Fernandes	26,706	8,323	35,029	–
Claire W. Gargalli	22,497	5,010	27,507	–
Pierre H. Jungels	13,842	2,696	16,538	–
James A. Lash	18,642	5,010	23,652	–
J. Larry Nichols	20,642	5,010	25,652	–
James L. Payne(2)	28,817	36,360	65,177	–
H. John Riley, Jr.	31,702	5,010	36,712	–
J.W. Stewart	460,152(3)	680,163	1,140,315	–
Charles L. Watson	29,871	5,010	34,881	–
Chad C. Deaton	327,152	651,878	979,030	–
Peter A. Ragauss	94,908	153,115	248,023	–
Martin S. Craighead	82,640	101,622	184,262	–
Alan R. Crain	54,561	70,831	125,392	–
John A. O'Donnell	63,217	38,951	102,168	–
All directors and executive officers as a group (25 persons)	1,476,399	1,915,125	3,391,524	–

(1) No percent of class is shown for holdings of less than 1%.

(2) Upon their retirement on April 28, 2011, Messrs. Djerejian's and Payne's outstanding options will become fully vested.

(3) Mr. Stewart holds 18,985 shares indirectly as the trustee of trusts established for the benefit of his children. An additional 75,000 shares are held by a Grantor Retained Annuity Trust and another 75,000 shares are held by a Grantor Retained Annuity Trust with his spouse as the trustee.

CHARITABLE CONTRIBUTIONS

During the fiscal year ended December 31, 2010, the Company did not make any contributions to any charitable organization in which any director served as an executive officer, that exceeded the greater of $1 million or 2% of the charitable organization's consolidated gross revenues.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), requires executive officers, directors and persons who beneficially own more than 10% of the Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC and the NYSE. SEC regulations require executive officers, directors, and greater than 10% beneficial owners to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of those forms furnished to the Company and written representations from the executive officers and directors, the Company believes its executive officers and directors complied with all applicable Section 16(a) filing requirements during the fiscal year ended December 31, 2010 with the exception of one inadvertent late filing on an amended Form 4 relating to one exempt transaction for Mr. Riley.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has, and strictly follows, formalized policies and procedures for identifying potential related party transactions and ensuring those policies are reviewed by the Board of

Directors and the Audit/Ethics Committee. We subject the following related persons to these procedures: directors, director nominees, executive officers, individual 5% stockholders and any immediate family members of these persons.

As outlined in Exhibit C to our Corporate Governance Guidelines, attached as Annex A to this Proxy Statement, the Board annually re-evaluates the independence of any "related person" for any transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships in which any director, director nominee, executive officer, or any immediate family member of those persons could be a participant, the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

The Company does not have a formal set of standards to be substantively applied to each transaction reviewed by the Audit/Ethics Committee and then the Board. However, the standards utilized in its annual Director & Officer Questionnaire to determine if a related party transaction exists are modeled after Section 303A.02 of the New York Stock Exchange's Listed Company Manual. Instead of a formalized standard, potential related party transactions are reviewed and judgment is applied by the Board of Directors in accordance with its duties under Delaware and other applicable law to determine whether such transactions are in the best interests of the Company and its stockholders. In addition to the discussion under the "Business Code of Conduct" in this Proxy Statement, the "Baker Hughes Incorporated Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert" are included as Exhibit C of the Corporate Governance Guidelines, which are attached as Annex A to this Proxy Statement. The Company utilizes standard accounting procedures to monitor its financial records and determine whether a related person is involved in a business relationship or transaction with the Company for which disclosure is required.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary, Compensation Highlights and Program Objectives

Executive Summary

The purpose of our compensation program is to motivate exceptional individual and organizational performance that is in the long-term best interests of our stockholders. We use traditional compensation elements of base salary, annual incentives, long-term incentives, and employee benefits to deliver attractive and competitive compensation. We benchmark both compensation and company performance in evaluating the appropriateness of pay. All of our executive pay programs are administered by an independent compensation committee, with assistance from an independent consultant. We target the market median for fixed compensation, while providing the opportunity for executives to earn upper quartile incentive pay based on Company performance.

Our compensation programs include programs that are designed specifically for (1) our most senior executive officers ("Senior Executives"), which include the Principal Executive Officer ("PEO") who is the Chairman and Chief Executive Officer and other named executive officers (the "NEOs") which include the chief financial officer and the three other most highly compensated executive officers and (2) employees who are designated as executives of the Company ("Executives"), which includes the Senior Executives and (3) a broad base of Company employees. The Senior Executives are:

- Chad C. Deaton – Chairman & Chief Executive Officer
- Peter A. Ragauss – Senior Vice President & Chief Financial Officer
- Martin S. Craighead – President & Chief Operating Officer
- Alan R. Crain – Senior Vice President & General Counsel
- John A. O'Donnell – Vice President and President, Western Hemisphere Operations

The total compensation and benefits program for Senior Executives consists of the following:

- Total Direct Compensation:
  - base salaries
  - short-term incentive compensation
  - long-term incentive compensation
- Total Indirect Compensation:
  - retirement, health and welfare benefits
  - perquisites and perquisite allowance payments

2010 Compensation Highlights

Compensation administration is best understood in the context of certain internal initiatives and external influences, such as:

- The reorganization of the Company from product lines to geomarkets to better address world demand for oilfield services;
- The acquisition of BJ Services to enhance our position as one of the leading oilfield service companies in the world;
- The unprecedented volatility in world financial and energy markets; and
- The focus on fundamentals of profit margin, controllable costs and balance sheet management in response to extreme volatility in the market

The Compensation Committee reviewed all compensation programs. The following are the highlights of this review:

- Responded to changes in the oilfield services market brought about by mergers and acquisitions in order to enhance comparability of compensation and performance data;
- Performed a compensation related risk assessment to ensure appropriate risk tolerance of compensation arrangements in the Company;
- Enhanced the linkage between financial performance measures in the Annual Incentive Compensation Plan and the Company's current business strategy by changes to the Annual Incentive Compensation Plan;
- Increased the emphasis on the objective formula based portion of the short-term annual incentive program over the non-formula based portion (thereby increasing tax deductibility) as the business environment has normalized; and
- Implemented plan design changes to the non-qualified retirement program to enhance the retentive value of the plan and enhance its cost effectiveness.

Compensation Objectives

To reward both short and long-term performance in the compensation program and to further our compensation objectives, our executive compensation program seeks to:

Objective	How We Meet Our Objectives
Attract and retain knowledgeable, experienced, and high performing Senior Executives	• Provide a competitive total pay package, taking into account the base salary, incentives, benefits and perquisites. • Regularly benchmark our pay programs against the competitive market, comparing both fixed and variable, at-risk compensation that is tied to short and long-term performance. We use the results of this analysis as context in making pay adjustments. • Administer plans to include three-year performance cycles on long-term incentive plan awards, three-year vesting schedules on equity incentives, and competitive total benefit programs, including retirement benefits.
Reward the creation of long-term shareholder value	• The long-term incentive plan consists of a combination of stock options, restricted stock awards, and performance units. • The incentive programs include specific financial performance measures that are fundamental to long-term shareholder value creation: – The Annual Incentive Compensation Plan uses earnings per share/operating profit before interest and tax; and – The long-term incentive plan uses revenue growth, profit before taxes margin, and return on net capital employed compared to our peers.
Address the complexities in managing a cyclical business that is subject to world demand for oil and gas	• The annual incentive program provides for formulaic and non-formulaic goals, and rewards managers for the achievement of annual performance imperatives. • The long-term incentive plan utilizes a combination of share growth and full-value awards, balancing retention and appreciation through the business cycles. • The performance unit component of the long-term incentive plan measures Company performance relative to industry peers, mitigating the difficulty in goal setting over long periods.
Drive and reward performance that supports the Company's core values of integrity, teamwork, performance and learning	• Success in the promotion of core values is considered in the base salary review process and when determining annual award values for long-term incentive compensation awards. • Short-term incentive program allows for the reduction or elimination of bonus payout if standards are not upheld.
Provide a significant percentage of total compensation that is variable and at risk	• Annual and long-term incentive compensation comprises, on average, more than two-thirds of total direct compensation.
Reinforce adherence to high ethical and environment, health and safety standards	• The discretionary bonus component includes individual business goals which may include specific targets related to health, safety and the environment. • Short-term incentive program allows for reduction or elimination of bonus payout if standards not upheld.
Motivate management to take prudent but not excessive risks	• Pay programs emphasize long-term incentive compensation with year over year vesting schedules. • Share ownership guidelines motivate alignment between long-term shareholder value and management decisions. • Utilize multiple performance measures for short-term and long-term incentives, and well as peer comparisons.
Align executive and shareholder interests	• Emphasizing long-term shareholder returns, we encourage significant Company stock ownership among executives through our stock ownership guidelines. • The ultimate value of two-thirds of our annual equity grants is driven by stock price performance.

Compensation Consultant

The Compensation Committee has retained Cogent Compensation Partners, Inc. since 2008 as its independent compensation consultant. Cogent advises the Compensation Committee on matters related to the Senior Executives' compensation and general compensation programs, including industry best practices. It is planned that this relationship will continue during 2011.

Cogent provides the following consulting services to the Compensation Committee:

- assists in the annual review and approval of the comparator groups used to benchmark executive compensation levels;
- provides comparative market data on compensation practices and programs; and
- advises in:
  - determining base salaries for Senior Executives;
  - setting individual performance goals and award levels for Senior Executives for the long-term incentive plan performance cycle;
  - compensation trends and regulatory matters affecting compensation; and
  - designing and determining individual grant levels for Senior Executive long-term incentive awards.

Cogent periodically provides consulting services to the Governance Committee, as follows:

- advises on policy covering the payment of director's fees;
- advises on equity and non-equity compensation awards to directors

Benchmarking

We compete primarily with oilfield service companies. Because of the technical nature of the industry, cyclicality of the markets, people intensity and capital requirements, these companies provide the best competitive benchmarks. However, due to market consolidation the number of similarly sized oilfield service companies with which we compete for talent has declined.

On April 28, 2010, we finalized our acquisition of BJ Services Company and on August 27, 2010, Schlumberger Limited completed the acquisition of Smith International, Inc. Both BJ Services Company and Smith International, Inc. were direct peers used for competitive benchmarking. The following chart reflects changes made to the competitive benchmarking following these transactions and how we use competitive information to compare performance and compensation.

Compensation

Determine the market value of jobs

Reference Group

- 20 companies – oilfield services, exploration & production, offshore drilling, oil and gas, and general industry:

• 3M Company	• Eaton Corp.	• National Oilwell Varco
• Anadarko Petroleum Corp.	• Emersson Electric Co.	• Raytheon Co.
• Apache Corp.	• Halliburton Co.	• Schlumberger Ltd.
• Danaher Corp.	• Hess Corp.	• Textron Inc.
• Deere & Co.	• Honeywell Intl. Inc.	• Transocean Ltd.
• Devon Energy Corp.	• Illinois Tool Works	• Weatherford Intl. Ltd.
	• Johnson Controls Inc.	• Williams Cos. Inc.

- Changed from 10 companies in 2009: added oil and gas companies and similarly-situated general industry companies for statistical validity
- Used to identify and compare executive pay practices such as pay mix and magnitude, competitiveness, prevalence of long-term incentive vehicles, etc.

Performance

Evaluate relative performance

Peer Group

- 4 companies – oilfield services only:

• Halliburton Co.	• Schlumberger Ltd.
• National Oilwell Varco Inc.	• Weatherford Intl. Ltd.

- Changed from 6 companies in 2009: removed BJ Services and Smith Intl. Inc. due to tranasactions
- Used to compare performance in order to determine the value of performance units and for general performance assessment

Using the Reference Group as well as the Peer Group data (collectively, the "Survey Data") addresses the need for both statistical validity and industry influence in the data.

The Reference Group is comprised of industry peers and companies in broader energy and general industry with similar business characteristics, size, margins, competition for talent, and other key compensable factors and is statistically meaningful. The data is used to assess the competitive market value for executive jobs, pay practices, validate targets for pay plans, test the compensation strategy, observe trends and provide a general competitive backdrop for decision making. The Peer Group is comprised of four direct industry peers and the data is used to provide a general, high level review, compare company performance in our industry, understand pay practices and trends, compare plan design specifics, evaluate the effects of the industry cycle on compensation and validate compensation targets.

Pay Mix

The charts below demonstrate the mix of compensation elements of our executive officers for fiscal 2010 compared to the mix of compensation elements of the market median. This comparison demonstrates that the allocation of our compensation elements is similar to the compensation practices against our Reference Group, with slightly more weight to long-term incentives. This is aligned with one of our compensation objectives to provide a significant percentage of total compensation that is variable and at risk.



PEO
Benefits and Severance, 4%
Short-Term Incentives, 12%
Base Salary, 10%
Long-Term Incentives, 74%



Market Median – PEO
Benefits and Severance, 5%
Short-Term Incentives, 11%
Base Salary, 12%
Long-Term Incentives, 72%



Other NEOs Combined
Benefits, 5%
Short-Term Incentives, 12%
Base Salary, 15%
Long-Term Incentives, 68%



Market Median – Other NEOs Combined
Benefits, 6%
Short-Term Incentives, 13%
Base Salary, 18%
Long-Term Incentives, 63%

Components of the Executive Compensation Program

The Compensation Committee reviews, on an annual basis, each compensation element for each of the Senior Executives. The Compensation Committee takes into account the executive's scope of responsibilities and experience and balances these against competitive compensation levels. The Compensation Committee is responsible for reviewing and approving the Company's goals and objectives relevant to the PEO's compensation, evaluating also the PEO's performance in light of such goals and objectives; and determining the PEO's compensation level based on this evaluation and other relevant information.

In addition, each year, the PEO presents to the Compensation Committee his evaluation of each of the other Senior Executives, which includes a review of contribution and performance over the past year, strengths, development needs and succession potential. The PEO makes no recommendations to the Compensation Committee regarding his own compensation. Following this presentation and a review of the Survey Data, the Compensation Committee makes its own assessments and approves compensation for each Senior Executive.

Base Salaries

The Compensation Committee targets the market median of the Reference Group for the base salaries of our Senior Executives. When considering an adjustment to a Senior Executive's base salary, the Compensation Committee reviews Survey Data and evaluates the Senior Executive's position relative to the market, his level of responsibility and experience as well as overall Company performance. The Compensation Committee also considers the Senior Executive's success in achieving business results, promoting our core values and keys to success, improving health and safety and demonstrating leadership.

In determining base salaries, the Compensation Committee also considers the Company's continuing achievement of its short- and long-term goals including:

- the financial performance of the Company;
- the effective execution of the strategy approved by its Board of Directors; and
- the development of human resource capability.

In 2010, the Compensation Committee approved base salary increases for Senior Executives as detailed in the chart below. The new salaries were effective April 1, 2010.

Senior Executives	% Increase Awarded in 2010	New Salary Effective April 1, 2010
C. Deaton	10%	$ 1,270,000
P. Ragauss	3%	$ 670,000
M. Craighead	8%	$ 700,000
A. Crain	3%	$ 488,000
J. O'Donnell	3%	$ 412,000

In addition to the considerations detailed above, the decision to increase the salaries for Senior Executives was based on a review of the Survey Data, individual performance related to the merger with BJ Services and specific individual performance as further described in the "Discretionary Bonuses" section on page 16. The Survey Data indicated that the salaries for the Senior Executive group averaged 94% of the market median. In 2009, Messrs. Ragauss, Craighead and O'Donnell received salary increases based on the Survey Data and an increased level of responsibility. When approving base salary increases for 2010, the Compensation Committee also took into account the fact that the other Senior Executives did not receive a base salary increase in 2009 as annual salary increases were postponed indefinitely for the overall organization due to the uncertain financial environment at that time.

Short-Term Incentive Compensation

The short-term incentive compensation program provides Senior Executives with the opportunity to earn cash bonuses based on the achievement of specific Company-wide, business unit, functional and individual performance goals. The Compensation Committee designs the short-term incentive program to incentivize Senior Executives to attain certain short-term performance goals. As previously described, the payouts for Senior Executives under the short-term incentive compensation program are targeted to provide compensation at the market median (50th percentile) of the Survey Data in years when we reach expected performance levels. Incentive bonuses are generally paid in cash in March of each year for the prior fiscal year's performance.

The short-term incentive opportunity for Senior Executives is based on formulaic and non-formulaic performance goals. Greater weight is placed on the formula based component of the short-term incentive to reflect the Company's goal of providing a meaningful link between compensation and Company performance.

Annual Incentive Compensation Plan

The Annual Incentive Compensation Plan is designed so that in years in which our financial performance significantly exceeds our financial performance targets, the payouts for the Annual Incentive Compensation Plan could exceed the market median of the Survey Data, and correspondingly, the payouts could be lower than the market median of the Survey Data in years in which our performance falls meaningfully short of expected results.

In 2010, the financial metric for the Annual Incentive Compensation Plan changed to operating profit before interest and taxes from earnings per share. We continue to manage the Company's profitability as measured by earnings per share, however, we believe that in 2010, using operating profit before interest and taxes as the financial metric allowed us to more accurately set profitability goals throughout the organization. Such goals were set prior to the merger with BJ Services and exclude the effects of such merger.

The Compensation Committee approves three performance levels with respect to achievement of the established financial metric: entry level, expected value, and over achievement. Performance targets are established at levels that challenge the individual Senior Executive to perform at a high level. Targets are set such that only exceptional performance will result in payouts above the target incentive and poor performance will result in no incentive payment.

As detailed in the chart below, entry level is the minimum level of financial performance for which the Compensation Committee approves any annual incentive payout and the payout is 25% of target incentive compensation. If our financial performance is less than the entry level threshold, there is no payout for that fiscal year. If our financial performance reaches the expected value level, the payout equals 100% of target incentive compensation. If our financial performance reaches the over achievement level, the payout equals 200% or above. Achievement between any level results in a payout that is determined by interpolation between payout levels or extrapolation for exceeding the over achievement level.

Performance Level	Definition	Payout Level % of Target	2010 Operating Profit Before Interest and Tax Targets
Entry level	Minimum achievement level for payout	25% Payout	$ 923,000,000
Expected value	Performance meets expected value	100% Payout	$ 1,120,000,000
Over achievement	Performance exceeds expected value	200% Payout or above	$ 1,318,000,000

Our 2010 operating profit before interest and tax was $1,107,000,000 resulting in a payout of 95 percent of target, which is received in 2011 and reflected for each Senior Executive in the Summary Compensation Table on page 25. The following table shows the 2010 annual incentive target compensation for each of the Senior Executives. The bonus target for each Senior Executive is reviewed by the Compensation Committee each year and is set at market median in light of the Survey Data.

2010 Annual Incentive Compensation Plan Targets for Senior Executives

Senior Executives	Target Incentive Compensation % of Base Salary
C. Deaton	84%
P. Ragauss	63%
M. Craighead	63%
A. Crain	52.5%
J. O'Donnell	42%

Discretionary Bonuses

Discretionary bonuses provide flexibility to the Compensation Committee to, in its discretion, reward Senior Executives for the achievement of specific, short-term performance goals. For 2010, the performance goals for each of our Senior Executives were primarily related to the acquisition and integration of BJ Services, the consolidation of the new business model and organization implemented in 2009 as well as individual performance goals. The measures for evaluating the success of the implementation of the reorganization and individual performance were subjective.

At the beginning of 2010, the PEO set specific individual performance goals for each Senior Executive other than himself and the Compensation Committee established performance goals for the PEO.

Mr. Deaton's 2010 individual performance goals pertained to the successful integration of BJ Services, achievement of supply chain and manufacturing cost reduction targets, achievement of goals related to diversity and safety and the implementation of the monitor's recommendations.

Mr. Ragauss' 2010 individual performance goals related to gaining efficiencies and maximizing administration and operational synergies from the BJ Services integration, completion of the financial shared services outsourcing, achievement of days sales outstanding goals and fully implementing the monitor's recommendations.

Mr. Craighead's 2010 individual performance goals pertained to the successful integration of BJ Services, achievement of supply chain cost reduction targets, efficiencies in the technology delivery program, establishment of a reservoir business segment and the achievement of health, safety and environment targets.

Mr. Crain's 2010 individual performance goals related to the successful close of the BJ Services acquisition including obtaining appropriate government approvals and agreement with the monitor on compliance integration requirements, achievement of BJ Services integration synergies, application of risk reduction strategies as well as the achievement of diversity goals within the legal function.

Mr. O'Donnell's 2010 individual performance goals pertained to the successful integration of BJ Services, new product revenue, market share, administrative cost reduction, days sales outstanding, human capital goals pertaining to diversity, attrition, recruitment and training as well as goals related to heath, safety and environment.

The 2010 health and safety goals for Messrs. Deaton, Craighead and O'Donnell were a motor vehicle accident rate of less than or equal to 0.98. The rate is determined by multiplying the number of motor vehicles accidents by one million hours, divided by the total kilometers driven. The actual motor vehicle accident rate during 2010 was 0.97.

The Compensation Committee assesses the PEO's performance relative to the established performance goals and determines whether or not a payout will be made. The same process is conducted for the other Senior Executives taking into account the recommendations of the PEO. No Senior Executive has any guaranteed right to any discretionary bonus. In determining discretionary bonus amounts the achievement of (or failure to achieve) the performance goals under the Annual Incentive Compensation Plan is not a factor that is considered by the Compensation Committee.

The Compensation Committee has determined to award Messrs. Deaton, Ragauss, Craighead, Crain, and O'Donnell cash awards in the amounts of $915,000, $380,000, $400,000, $320,000 and $150,000, respectively, based upon their performance as compared to the established performance goals described above.

The following table shows the discretionary bonus targets for each of the Senior Executives. The bonus target for each Senior Executive is reviewed by the Compensation Committee each year and is set at market median in light of the Survey Data.

2010 Discretionary Bonus Targets for Senior Executives

Senior Executives	Target Discretionary Incentive Compensation % of Base Salary
C. Deaton	36%
P. Ragauss	27%
M. Craighead	27%
A. Crain	22.5%
J. O'Donnell	18%

Long-Term Incentive Compensation

The long-term incentive program allows Senior Executives to earn compensation over a number of years as a result of stock price performance and/or sustained financial performance over multiple years. Long-term incentives comprise the largest portion of a Senior Executive's compensation package and are consistent with our at-risk pay philosophy.

A primary objective of the long-term incentive plan is to align the interests of Senior Executives with our stockholders and to provide a balanced long-term compensation program. The Compensation Committee determines the total stock options, restricted stock, and cash-based performance units granted to Senior Executives as well as the size of individual grants for each Senior Executive. The amounts granted to Senior Executives by the Compensation Committee vary each year and are based on Survey Data, the Senior Executive's performance and the Senior Executive's total compensation package. Previous awards and grants, whether vested or unvested, have no impact on the current year's awards and grants. Currently, long-term incentives are generally allocated to Senior Executives as detailed in the chart below.

2010 Allocation	Company Goals	Future Value Dependent On
Performance Units: 30%	Motivate differential financial performance	Financial performance against peers
Stock Options: 40%	Drive stock price	Stock price appreciation
Restricted Stock Awards: 30%	Retain executives	Stock price appreciation

The chart below illustrates the target multiple for the PEO and each NEO and the position of the long-term incentive multiple as it relates to meeting the target percentile. These target award levels are set based on competitive compensation information including the Survey Data. However, the Compensation Committee does not make adjustments to the target award levels based solely on the competitive information. It also takes into account the vitality of the industry, the demand for talent, cost considerations, and performance of the Company and executives. While the Compensation Committee reviews each NEOs historical awards, it does not systematically consider these when making individual awards.

Senior Executives	Target Multiple % of Base salary	Grant Date Value of 2010 Actual Long-Term Incentive Award
C. Deaton	725%	$ 8,370,000
P. Ragauss	450%	$ 2,928,000
M. Craighead	550%	$ 3,571,000
A. Crain	400%	$ 1,896,000
J. O'Donnell	300%	$ 1,567,000

Stock Options

An important objective of the long-term incentives is to strengthen the relationship between the long-term value of our stock price and the potential financial gain for employees. Stock options provide Senior Executives with the opportunity to purchase our Common Stock at a price fixed on the grant date regardless of future market price. Stock options generally vest and become exercisable in one-third increments annually after the original award date.

Our practice is that the exercise price for each stock option is the closing market price of a share of our Common Stock on the NYSE on the last trading day prior to the grant date. The exercise prices of the stock options granted to the NEOs during fiscal year 2010 are shown in the Grants of Plan-Based Awards Table on page 26. Additional information on these grants, including the number of shares subject to each grant, also is shown in the Grants of Plan-Based Awards Table.

Restricted Stock Awards

Restricted stock awards provide Senior Executives the opportunity for capital accumulation and a more predictable long-term incentive value than is provided by stock options or performance units. This is a performance based award since as stock price increases, the Senior Executive's reward increases as does the stockholders reward. Additionally, restricted stock awards are intended to aid in the retention of Senior Executives through the use of a vesting schedule (generally one-third increments annually after the original award date). Restricted stock awards are generally awarded to Senior Executives once a year in January, at the same time as awards are made to the general eligible employee population.

Performance Units

Performance units represent a significant portion of our long-term incentive compensation program. Performance units are certificates of potential value that are payable in cash after the end of a specified performance period. The performance units are designed in a manner to incent the Senior Executives to strive to achieve certain specific Company long-term performance goals during specific performance periods. While the values of stock options and restricted stock awards tie directly to our stock price, performance units reward contributions to our financial performance and mitigate the impact of the volatility of the stock market on our long-term incentive compensation program.

Each of the Senior Executives was granted performance unit awards during 2008, 2009 and 2010. Performance units are generally awarded once each year (typically in January) to Senior Executives at the same time as grants are made to the general eligible employee population. The performance unit program operates in overlapping three-year periods with a payout determined at the end of each three-year period. The actual value our Senior Executives may realize under the performance unit program depends on how well we perform against our Peer Group (identified below) with respect to specified performance metrics which are established by the Compensation Committee with assistance from the Compensation Committee's independent compensation consultant.

Performance Measurement Periods

Under the terms of the performance unit program that has been in place since 2009, the amounts payable under performance unit awards are based upon our performance during four performance measurement intervals, one three-year performance measurement interval and three one-year performance measurement intervals within that three-year period. As of the end of each measurement interval, our performance is measured against the performance of our Peer Group members and 25 percent of the performance unit award value is determined. The payout, if any, will be made after the close of the three-year performance period in March 2012 and March 2013 for performance unit awards granted in 2009 and 2010, respectively.

As detailed in the charts below, the 2009 and 2010 performance units involve multiple performance measurement periods. Our performance relative to the performance of our Peer Group will be determined over four distinct periods and each period will make up 25 percent of the final value of the units.

2009 Performance Units	2010 Performance Units
• One-Year Period (2009)	• One-Year Period (2010)
• One-Year Period (2010)	• One-Year Period (2011)
• One-Year Period (2011)	• One-Year Period (2012)
• Three-Year Period (2009 to 2011)	• Three-Year Period (2010 to 2012)

In the case of the performance units granted by us in 2009, 25 percent of the performance unit value is determined based upon one-year performance relative to certain specified performance criteria (discussed below) at the end of 2009, 2010, and 2011. The final 25 percent of the performance unit value is calculated at the end of 2011 based upon the cumulative performance of the Company over the three-year performance period 2009 through 2011. Any payouts under the 2009 performance units will be made in March 2012.

For the performance units granted by us in 2010, 25 percent of the performance unit value is determined based upon one-year performance relative to certain specified performance criteria (discussed below) at the end of each of 2010, 2011, and 2012. The final 25 percent of the performance unit value is calculated at the end of 2012 based upon the cumulative performance of the Company over the three-year performance period 2010 through 2012. Any payouts under the 2010 performance units will be made in March 2013.


Fixed Number of Units Granted at Beginning of Term
End of Year 1
• 25% of Unit Value Determined
• BHI Compared to Peer Group
End of Year 2
• 25% of Unit Value Determined
• BHI Compared to Peer Group
End of Year 3
• 25% of Unit Value Determined
• BHI Compared to Peer Group
3-Year Total
• 25% of Unit Value Determined
• BHI Compared to Peer Group
Total Unit Value Calculated and Paid at End of Term

Performance Unit Metrics

There are three basic performance metrics that apply to the 2009 and 2010 performance units. The potential amounts payable under the 2009 and 2010 performance units are based upon our (1) revenue growth, (2) pre-tax operating margin, and (3) return on net capital employed for the applicable performance periods compared to our Peer Group.

Revenue growth is the percentage increase of the revenue of the relevant company for the relevant one-year or three-year performance period. Revenue growth for a one-year performance period is the result of (a) minus (b), divided by (c), where (a) is the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the one-year performance period and (b) and (c) are the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the calendar year immediately preceding the one-year performance period.

Revenue growth for a three-year performance period is the result of (a) minus (b), divided by (c), where (a) is the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the final calendar year of the three-year performance period, and (b) and (c) are the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the calendar year immediately preceding the three-year performance period.

Pre-tax operating margin is the quotient of earnings before interest and taxes adjusted for non-operating income (or expenses) for the fiscal year(s) of the relevant company that coincides with or ends within the relevant one-year or three-year performance period, divided by the relevant company's total revenue during that period of time.

Return on net capital employed is the relevant company's earnings before interest and taxes adjusted for non-operating income (or expenses) for the fiscal year(s) of the relevant company that coincides with or ends within the relevant one-year or three-year performance period, divided by the relevant company's capital employed for that period of time.


1
Revenue Growth
1-Year Interval
Current Period Revenue – Previous Period Revenue
Previous Period Revenue
3-Year Interval
Final Year Revenue – Revenue in Year Prior to Grant
Revenue in Year Prior to Grant
2
Pre-Tax Operating Margin
Earnings Before Interest and Taxes for Period
Total Revenue for Period
3
Return on Net Capital Employed (RONCE)
Earnings Before Interest and Taxes for Period
End of Period Net Capital Employed (NCE)
Note: For 3-Year Interval Use the Sum of 3-Year PBT in Numerator and Sum of 3 Years NCE in Denominator

Peer Group

The Peer Group consists of a group of four companies identified by the Compensation Committee (as listed below):

Peer Group
Halliburton Company
National Oilwell Varco, Inc.
Schlumberger Limited
Weatherford International Ltd.

Amounts Payable Under 2009 Performance Units for the One-Year Performance Period Starting in 2009

In the case of the performance measurement period starting on January 1, 2009 under the 2009 performance unit awards, the unit value earned during the 2009 one-year performance measurement period for each of the three revenue growth, pre-tax operating margin and return on net capital employed performance goals applicable to the performance measurement period is one-third of 25 percent of the unit value amount listed below:

2009 Performance Period							
Peer Group Rank	7th	6th	5th	4th	3rd	2nd	1st
Unit Value	$ 0	$ 25	$ 50	$ 75	$ 100	$ 150	$ 200

Prior to certain corporate mergers consummated in 2010, the Peer Group that applied for the 2009 one-year performance measurement period under the 2009 performance units was the current Peer Group (listed above) plus Smith International, Inc. and BJ Services Company. Our relative ranking for the 2009 one-year performance measurement period was 4th, 4th, and 4th for the revenue growth, pre-tax operating margin and return on net capital employed performance goals, respectively, resulting in a total per unit value of $18.75 earned during 2009 with respect to the 2009 performance units that will be paid in March 2012.

Amounts Payable Under 2009 and 2010 Performance Units for One-Year Performance Periods Starting After 2009 and for the Three-Year Performance Period

Each performance unit award agreement specifies the number of units granted to the Senior Executive. In the case of the one-year performance measurement periods starting on or after January 1, 2010 and the three-year performance measurement periods under both the 2009 and 2010 performance unit awards, the unit value earned during an applicable performance measurement period (a one-year or three-year performance measurement interval, as applicable) for each of the three revenue growth, pre-tax operating margin and return on net capital employed performance goals applicable to the performance measurement period is one-third of 25 percent of the unit value amount listed below:

2010, 2011 and Three-Year Performance Period

Peer Group Rank	5th	4th	3rd	2nd	1st
Unit Value	$ 0	$ 45	$ 90	$ 135	$ 200

Our relative ranking for the 2010 one-year performance measurement period was 1st, 4th, and 4th for the revenue growth, pre-tax operating margin and return on net capital employed performance goals, respectively, resulting in a total per unit value of $24.17 earned during 2010 with respect to the 2010 performance units that will be paid in March 2013.

Example of Performance Unit Payout Calculation

The table below illustrates in tabular format the manner in which the amount payable under the 2010 performance unit awards may be calculated.

Note that levels of achievement contained in the table below are not forecasts by us of our expected levels of achievement. Rather, the levels of achievement for purposes of the illustrative example were selected at random.

	Relative Rank of Performance			Periodic Unit Value Added			
Period	Revenue Growth Rank	Pre-Tax Operating Margin Rank	RONCE Rank	Revenue Growth Value	Pre-Tax Operating Margin Value	RONCE Value	Period Unit Value
Year 1	5th	2nd	1st	$0	$33.75	$50.00	$27.92
Year 2	2nd	3rd	2nd	$33.75	$22.50	$33.75	$30.00
Year 3	1st	4th	3rd	$50.00	$11.25	$22.50	$27.92
3-Year Total	3rd	3rd	2nd	$22.50	$22.50	$33.75	$26.25

Total Unit Value

$112.09

Under the current formula for determining amounts payable under the 2010 performance units, there are multiple unit value amounts that may be earned based upon the relative ranking of our performance versus the performance of the Peer Group.

For each measurement period, our performance will be compared to the performance of the companies in the Peer Group, and assigned a rank of 1st, 2nd, 3rd, 4th or 5th. Values for each rank are assigned based on the table above.

Assuming solely for illustrative purposes that we achieve the ranks of 5th, 2nd and 1st with respect to the three performance metrics; revenue growth, pre-tax operating margin and return on net capital employed for the 2010 performance period, the performance unit value achieved for the 2010 performance period would be $27.92 in the aggregate (average of 25% of $0, 25% of $135 and 25% of $200, respectively). Unit values for 2011, 2012 and for the three-year period would be calculated in the same manner.

At the end of the three-year performance period, the total amount that would be paid to the Senior Executive under his 2010 performance units would be $112.09 per unit (calculated as the sum of $27.92, $30.00, $27.92 and $26.25).

Note that levels of achievement contained in the foregoing example are not forecasts by us of our expected levels of achievement. Rather, the levels of achievement for purposes of the illustrative example were selected at random.

Performance Units and Terminations of Employment

Performance units are generally forfeited if a Senior Executive voluntarily leaves employment with us before the end of the performance cycle. Performance units pay out on a pro rata basis (based upon the actual performance levels achieved) if a Senior Executive retires at a time when the sum of his age and years of service equals at least 65.

Performance Units Granted in Prior Years

For awards granted prior to 2009, a three-year cumulative Baker Value Added ("BVA") goal was the financial metric used to determine payouts, if any, for performance units. BVA measures operating profit after-tax less the cost of capital employed. BVA is a non-GAAP measure that supplements traditional accounting measures to evaluate the return on capital invested in the business. BVA is calculated as our financial return in a given period less our capital charge for that period. Our financial return is defined as (i) profit before tax (as defined below) plus interest expense, multiplied by (ii) one minus the applicable tax rate. Our capital charge is defined as (i) the weighted average cost of capital determined for the Company for the period multiplied by (ii) the average capital employed. Profit before tax is calculated as total revenues (including interest and dividend income) minus total costs and expenses (including interest expense). At this time the Compensation Committee does not intend to use the BVA metric for future performance unit awards.

We did not achieve the threshold level of BVA performance for performance unit awards granted in 2007 and, accordingly, no payout was made in March 2010. The amounts of the performance unit award payments for each of the Senior Executives for the three-year performance period ending on December 31, 2009 were $0 and are shown in the Summary Compensation Table on page 25.

We did not achieve the threshold level of BVA performance for performance unit awards granted in 2008 and, accordingly, a payout of $0 will be made in March 2011.

Tax Implications of Short-Term Incentives and Long-Term Incentives

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") places a limit of $1,000,000 on the amount of compensation that may be deducted by the Company in any year with respect to the PEO and the other NEOs other than Mr. Ragauss unless the compensation is performance-based compensation as described in Section 162(m) and the related regulations. We intend that certain compensation paid to Senior Executives qualifies for deductibility as performance-based compensation under Section 162(m), including (i) certain amounts paid under our Annual Incentive Compensation Plan and (ii) certain options and certain other long-term performance-based stock or cash awards granted pursuant to the 1998 Long-Term Incentive Plan and the 2002 D&O Plan. We may from time to time pay compensation to our Senior Executives that may not be deductible, including discretionary bonuses or other types of compensation.

Although the Compensation Committee has generally attempted to structure executive compensation so as to preserve deductibility, it also believes that there are circumstances where the Company's interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Code.

Although equity awards may be deductible for tax purposes by the Company, the accounting rules pursuant to FASB ASC Topic 718 require that the portion of the tax benefit in excess of the financial compensation cost be recorded to additional paid-in capital.

Benefits and Severance

We offer a variety of health and welfare and retirement programs to all eligible employees. The Senior Executives generally are eligible for the same benefit programs on the same basis as the rest of the broad-based employees who are working in the United States. Programs which provide a different level of benefits for Senior Executives are detailed in the chart below but generally include the executive physical program, long-term disability, life insurance, the Executive Severance Plan and the Supplemental Retirement Plan.

Additionally, upon certain types of terminations of employment (other than a termination following a change in control of the Company), severance benefits may be paid to the Senior Executives.

Descriptions of these programs and policies are as follows:

Program	Description
Medical, Dental and Vision	Provides medical, prescription drug, dental and vision coverage for executive and eligible covered dependents
Flexible Spending Accounts	Allows executive to save pre-tax dollars for eligible health care and/or dependent day care expenses
Executive Physical Program	Complete and professional personal physical exam to be conducted on an annual basis, up to $1,800
Retiree Medical	Provides executive with access to continued medical coverage in retirement • Eligibility: retire at age 55 with at least 10 years of service • Retiree pays 100% of cost • $1,500 annual company contribution from age 45; used to off-set contributions • Pre- and Post-65 Medical Plan Options (include pharmacy program)
Short-Term Disability	Provides continuation of executive benefits base pay (for weeks 1–6) and 75% (for weeks 7–26) if out due to injury, illness, or pregnancy and unable to work
Long-Term Disability	Provides continuation of a percentage of executive benefits base pay up to age 65 if employee has disability lasting longer than 26 weeks • Company paid core coverage: 50% income replacement up to age 65 or recovery • Optional buy-up coverage: 60% income replacement up to age 65 or recovery (company paid for executives)
Life Insurance and Accidental Death and Dismemberment	Provides financial protection for executive or beneficiaries in the event of death • Company paid basic life insurance and basic accidental death & dismemberment: 2 times pay, up to $3M (1 times pay for non-executives) • Perquisite life insurance and accidental death & dismemberment: 1–3 times pay, up to $3M (offered to executives) • Supplemental life insurance: 1–6 times pay up to $2.5M • Spouse and child life insurance: $25,000–$250,000 for spouse and $10,000 per child • Voluntary accidental death & dismemberment: $25,000–$250,000
Business Travel Accident Insurance	Provides financial protection to executive or beneficiaries in the event of accidental death, dismemberment, or paralysis while traveling on Company business • Five times pay up to $500,000
Thrift Plan	Provides opportunity to save for retirement through a 401(k) retirement savings plan, which includes before-tax and after-tax employee contributions. The Company makes additional contributions by application of the following rates to eligible pay: • Employee contributions equal to 0–60% of eligible compensation • Match $1 for each $1 of employee contribution up to 5% of eligible compensation • 2–5% (of eligible compensation) age-based contribution • Eligible compensation generally means all current cash wages, salaries and fees for services from the Company • Immediate vesting in employee deferrals and company matching contributions; full vesting of age-based contributions after three years of service

Pension Plan	Provides income through a cash balance retirement plan funded through contributions made by the Company to supplement the Thrift Plan benefit, Social Security, and personal savings • Notional account balance established for each participant • 2–4% (of eligible compensation) age-based pay credit • Eligible compensation generally means all current cash wages, salaries and fees for services from the Company not in excess of applicable legal limitations ($245,000 in 2010) • Quarterly interest credits on account balance using certain annual rate of interest on 30-year Treasury securities (the interest rate for 2010 was 4.37%) • Forms of payment for benefits in excess of $1,000: – Joint and 75% survivor annuity for married individuals or subject to spousal consent – Single lump sum or single life annuity if unmarried • Full vesting after three years of service • The Company does not make any special grants of extra years of credited service under the Pension Plan for Senior Officers
Supplemental Retirement Plan	Provides additional deferral and retirement benefit accumulation opportunity for Senior Executives to mitigate the effects of legal limitations on retirement benefit accruals applicable to U.S. tax-qualified retirement plans • Opportunity to defer 1–60% of base salary and 1–100% of bonus • Company makes additional contributions by applications of the following rates to eligible pay: – Basic Contribution: 5% of base salary plus bonus deferred under the plan plus 5% of base salary plus bonus (whether or not deferred) over compensation limit ($245,000 in 2010) – Age-Based Contributions: 2–5% of eligible pay over compensation limit ($245,000 in 2010) – Pension Contributions: 2–4% of eligible pay over compensation limit ($245,000 in 2010) – Eligible pay generally means all current cash wages, salaries and fees for services for the Company • Distribution payments made upon some specified period after separation from service in accordance with Section 409A of the Code • Forms of payment (elected prior to deferral): – Single lump-sum cash payment – Annual installments for 2–20 years • Immediate vesting in employee deferrals and company matching contributions; full vesting of age-based and pension contributions after three years of service • Plan benefits are an unfunded obligation of the Company but are informally funded by a rabbi trust • Notional accounts also deemed credited with interest credits based on certain investment sections of the participants (although there is no requirement that any of our assets actually be invested in accordance with these investment selections)
Employee Stock Purchase Plan	Encourages and enables eligible employees to voluntarily acquire proprietary interests in the Company through the ownership of the Company's Common Stock at a favorable price thereby aligning the interests of the eligible employees with the interests of the Company's stockholders • Employees contribute 1–10% of base salary after tax up to a cap of $10,000 per year • Two Offering Periods: January 1–June 30 and July 1–December 31 • Six-month look-back – Employees purchase Common Stock at 85% of Fair Market Value of the stock at the beginning or the end of the offering period, whichever is lower
Executive Severance Plan	Provides assistance to executives while they seek other employment following involuntary separations from service • 18 months of base compensation • Outplacement services are provided for the greater of 12 months or until the value of the outplacement services reaches the maximum of $10,000

Employment Agreement

We have an employment agreement with our PEO, dated as of October 25, 2004 and amended and restated on December 16, 2008, effective January 1, 2009. The term of the employment agreement is until October 25, 2012, with automatic one-year renewals unless either party provides a notice not to extend the employment agreement at least 13 months prior to the then current expiration date. The Compensation Committee did not provide notice not to extend the PEO's employment agreement for 2010 so the agreement was automatically renewed.

Upon termination of the PEO's employment and if such termination is by him for good reason or by us without cause, we pay the following severance benefits:

Lump Sum

- 2 times annual base salary
- Pro rata earned highest bonus amount
- Amount equal to employer contributions to Supplemental Retirement Plan for term remainder
- Amount equal to life insurance premium for term remainder
- Interest amount for any of the foregoing payments delayed due to Section 409A
- Accident and health coverage for term remainder
- Perquisites for term remainder

Change in Control Agreements

In addition to this employment agreement, we have entered into change in control agreements ("Change in Control Agreements") with the Senior Executives, as well as certain other Executives. The Change in Control Agreements are described in the Payments Upon a Change in Control section on page 30.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and Senior Executives. The form of such agreement has been filed with the SEC. These agreements provide that we indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under any directors' and officers' liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and shall be in addition to any other rights the indemnitee may have under the Company's Restated Certificate of Incorporation, Bylaws and applicable law. We believe these indemnification agreements enhance our ability to attract and retain knowledgeable and experienced Senior Executives and independent, non-management directors.

Stock Ownership Policy

The Board of Directors, upon the Compensation Committee's recommendation, adopted a Stock Ownership Policy for our Senior Executives to ensure that they have a meaningful economic stake in the Company. The Policy is designed to satisfy an individual Senior Executive's need for portfolio diversification, while maintaining management stock ownership at levels high enough to assure our stockholders of management's commitment to value creation. Senior executives are required to hold the number of shares valued at a multiple of their current base salary, in the amounts listed below:

Chief Executive Officer	5X Base Salary
President/Chief Operating Officer/Chief Financial Officer/ Senior Vice Presidents	3X Base Salary
Corporate Vice Presidents reporting to CEO or COO	2X Base Salary
Hemisphere Presidents	2X Base Salary

A Senior Executive has five years to comply with the ownership requirement starting from the date of appointment to a position noted above. If a Senior Executive is promoted to a position with a higher ownership salary multiple, the Senior Executive will have five years from the date of the change in position to reach the higher expected stock ownership level but still must meet the prior expected stock ownership level within the original five years of the date first appointed to such prior position. For those Senior Executives with the ownership requirements reflected in hiring letters, the date of hire marks the start of the five-year period.

Until a Senior Executive achieves the applicable stock ownership level, the following requirements assist the executive in achieving his required ownership level:

- Net profit shares from restricted stock vests must be held. After the payment of taxes due as a result of the vesting, the Senior Executive is required to hold the remaining shares.
- After the exercise of a stock option, 50% of the net profit shares remaining after the payment of applicable taxes must be held.

Certification of Stock Ownership Levels

The Compensation Committee annually reviews each Senior Executive's compensation and stock ownership levels to determine whether they are appropriate. In 2010, the PEO and the NEO's were in compliance with the Compensation Committee's required levels of stock ownership.

Deviations from the Stock Ownership Policy can only be approved by the Compensation Committee or the PEO, and then only because of a personal hardship.

Tally Sheets

The Company prepares a detailed summary for each named executive officer that includes their current program participation and levels, historical compensation levels, in the money value of incentives and equity, value of perquisites, retirement benefits and other forms of indirect compensation, severance and change in control benefits. These summary sheets are presented to the Compensation Committee for their information so as to facilitate a holistic view of our compensation programs.

Summary Compensation Table

The following table sets forth the compensation earned by the PEO and other NEOs for services rendered to the Company and its subsidiaries for the fiscal years ended December 31, 2010, 2009 and 2008. Bonuses are paid under the Company's applicable incentive compensation guidelines and are generally paid in the year following the year in which the bonus is earned.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2)(3) ($)	Change in Pension Value and Non-Qualified Deferred Compensation(4) Earnings ($)	All Other Compensation(5) ($)	Total ($)
Chad C. Deaton –	2010	1,283,461	0	2,510,568	2,172,269	3,126,755	12,654	338,256(6)	9,443,963
Principal Executive Officer	2009	1,155,000	0	2,490,485	2,692,629	1,996,087	12,185	431,127	8,777,513
	2008	1,142,308	0	3,151,769	2,123,830	6,383,399	11,200	332,834	13,145,340
Peter A. Ragauss –	2010	689,615	0	879,408	757,656	1,192,288	11,788	149,664(7)	3,680,420
Principal Financial Officer	2009	618,622	0	808,814	871,791	741,712	11,332	180,261	3,232,532
	2008	562,800	0	1,120,526	617,983	2,091,601	10,300	121,470	4,524,680
Martin S. Craighead –	2010	711,539	0	1,073,256	926,024(8)	1,254,413	13,188	154,966(9)	4,133,385
President and	2009	573,077	0	752,421	805,561	678,410	11,498	147,320	2,968,287
Chief Operating Officer	2008	450,000	0	836,005	479,350	732,264	10,600	90,074	2,598,293
Alan R. Crain –	2010	502,154	0	567,360	491,892(8)	836,334	13,834	115,221(10)	2,526,795
Senior Vice President	2009	473,000	0	554,379	599,342	494,353	13,345	140,716	2,275,135
and General Counsel	2008	469,000	0	840,969	484,685	1,503,595	12,400	112,152	3,422,801
John A. O'Donnell –	2010	424,154	100,000	359,328	545,712(8)	479,872	13,799	93,040(11)	2,015,905
Vice President	2009	374,173	0	316,891	340,767	291,335	13,340	107,920	1,444,426
and President, Western Hemisphere Operations	2008	329,192	0	533,531	163,266	611,743	12,418	78,901	1,729,051

(1) Restricted stock awards were granted on January 19, 2010. Stock option awards were granted on January 19, 2010 at an exercise price of $47.28 and on July 21, 2010 at an exercise price of $49.17. The amounts included in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of the awards made to NEOs computed in accordance with FASB ASC Topic 718. The value ultimately realized by the executive upon the actual vesting of the award(s) or the exercise of the stock option(s) may or may not be equal to the FASB ASC Topic 718 determined value. For a discussion of valuation assumptions, see "Note 5 – Stock-Based Compensation" of the Notes to Consolidated Financial Statements included in our annual report under Item 8 of the Form 10-K for the year ended December 31, 2010.

(2) The amounts for the 2010 fiscal year include annual performance bonuses earned under the Annual Incentive Compensation Plan by Messrs. Deaton, Ragauss, Craighead, Crain, and O'Donnell in the amounts of $988,753, $397,772, $410,893, $241,376 and $163,099, respectively, as well as cash-based awards under the 2002 D&O Plan to Messrs. Deaton, Ragauss, Craighead, Crain, and O'Donnell in the amounts of $915,000, $380,000, $400,000, $320,000 and $150,000, respectively. In addition, these amounts include the payouts earned under the performance units granted in 2009 and 2010 to Messrs. Deaton, Ragauss, Craighead, Crain, and O'Donnell in the amounts of $606,667, $212,696, $258,619, $137,769, and $87,012, respectively, for the 2010 grant and $616,335, $201,820, $184,901, $137,189, and $79,761, respectively, for the 2009 grant. These amounts are not payable until the close of the three-year performance period in March of 2012 and March 2013 for the performance units granted in 2009 and 2010, respectively, and are generally subject to the NEO's continued employment through the end of the three-year performance periods.

(3) Amounts for fiscal year 2009 have been adjusted to include the payout earned for the performance units granted in 2009 to Messrs. Deaton, Ragauss, Craighead, Crain, and O'Donnell in the amounts of $478,125, $156,563, $143,438, $106,425, and $61,875, respectively. These amounts are not payable until the close of the three-year performance period in March of 2012.

(4) This amount represents the change in value under the Baker Hughes Incorporated Pension Plan. There are no deferred compensation earnings reported in this column because the Company's non-qualified deferred compensation plans do not provide above-market or preferential earnings.

(5) Amounts for fiscal years 2009 and 2008 have been adjusted to reflect a change in the amounts disclosed for payments made by the Company on behalf of the NEOs for life insurance premiums. The Company paid life insurance premiums on behalf of Messrs. Deaton, Ragauss, Craighead, Crain, and O'Donnell in the amounts of $4,602, $2,263, $1,793, $1,886, and $1,327, respectively, for 2009 and of $4,382, $2,175, $1,793, $1,813, and $1,263, respectively, for 2008.

(6) Amount for 2010 includes (i) $221,583 that the Company contributed to Mr. Deaton's SRP account, (ii) an annual perquisite allowance of $25,000, (iii) $68,603 in dividends earned on holding of Company common stock, (iv) $3,160 in life insurance premiums paid by the Company on behalf of Mr. Deaton and (v) $19,910 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Deaton.

(7) Amount for 2010 includes (i) $80,562 that the Company contributed to Mr. Ragauss' SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $25,274 in dividends earned on holdings of Company common stock, (iv) $1,778 in life insurance premiums paid by the Company on behalf of Mr. Ragauss and (v) $22,050 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Ragauss.

(8) Because Messrs. Crain, Craighead and O'Donnell are eligible for retirement based upon their ages and years of service with the Company and, accordingly, their options will automatically vest upon retirement, the Company expenses the full value of their options upon grant for purposes of FASB ASC Topic 718.

(9) Amount for 2010 includes (i) $88,959 that the Company contributed to Mr. Craighead's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $24,104 in dividends earned on holdings of Company common stock, (iv) $1,778 in life insurance premiums paid by the Company on behalf of Mr. Craighead and (v) $20,125 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Craighead.

(10) Amount for 2010 includes (i) $59,532 that the Company contributed to Mr. Crain's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $15,966 in dividends earned on holdings of Company common stock, (iv) $1,294 in life insurance premiums paid by the Company on behalf of Mr. Crain and (v) $18,429 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Crain.

(11) Amount for 2010 includes (i) $41,536 that the Company contributed to Mr. O'Donnell's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $9,840 in dividends earned on holdings of Company common stock, (iv) $1,094 in life insurance premiums paid by the Company on behalf of Mr. O'Donnell and (v) $20,570 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. O'Donnell.

Grants of Plan-Based Awards

This table discloses the number of stock options and restricted stock awards granted during 2010 and the grant date fair value of these awards. It also captures potential future payouts under the Company's non-equity incentive plans.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(1) (#)	All Other Option Awards: Number of Securities Underlying Options(2) (#)	Exercise or Base Price of Option Awards(3) ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)					
Chad C. Deaton	7/21/2010					64,500	49.17	48.26	1,092,630
	1/19/2010					67,100	47.28	48.05	1,079,639
	1/19/2010				53,100				2,510,568
	N/A	266,700(4)	1,524,000(4)	_(4)					
	N/A	627,500(5)	2,510,000(5)	5,020,000(5)					
Peter A. Ragauss	7/21/2010					22,500	49.17	48.26	381,150
	1/19/2010					23,400	47.28	48.05	376,506
	1/19/2010				18,600				879,408
	N/A	105,525(4)	603,000(4)	_(4)					
	N/A	220,000(5)	880,000(5)	1,760,000(5)					
Martin S. Craighead	7/21/2010					27,500	49.17	48.26	465,850
	1/19/2010					28,600	47.28	48.05	460,174
	1/19/2010				22,700				1,073,256
	N/A	110,250(4)	630,000(4)	_(4)					
	N/A	267,500(5)	1,070,000(5)	2,140,000(5)					
Alan R. Crain	7/21/2010					14,600	49.17	48.26	247,324
	1/19/2010					15,200	47.28	48.05	244,568
	1/19/2010				12,000				567,360
	N/A	64,050(4)	366,000(4)	_(4)					
	N/A	142,500(5)	570,000(5)	1,140,000(5)					
John A. O'Donnell	10/21/2010					5,000	45.19	45.10	74,500
	7/21/2010					9,200	49.17	48.26	155,848
	1/19/2010					19,600	47.28	48.05	315,364
	1/19/2010				7,600				359,328
	N/A	43,260(4)	247,200(4)	_(4)					
	N/A	90,000(5)	360,000(5)	720,000(5)					

(1) Amounts shown represent the number of shares granted under the 2002 D&O Plan in 2010 for restricted stock awards. Awards vest ratably one-third per year beginning on the first anniversary of the grant date. The NEOs have the right to receive and retain all regular cash dividends on the restricted stock awards before the awards vest. The dividend rate is determined by the Board of Directors on a quarterly basis.

(2) Amounts represent options granted in 2010 under the 2002 D&O Plan. Awards vest ratably over a three-year period beginning on the first anniversary of the grant date.

(3) Our practice is that the exercise price for each stock option is the closing stock price of a share of our Common Stock on the last trading day before the date of grant.

(4) Amounts represent potential payouts for the fiscal 2010 performance year under the Annual Incentive Compensation Plan as well as potential payouts for discretionary bonuses at the expected value threshold. If threshold levels of performance are not met, then the payout can be zero. There is no maximum amount that may be earned under an Annual Incentive Compensation Plan award other than the stockholder approved maximum dollar limitation of $4,000,000 per award.

(5) Amounts represent the potential payouts for the Long-Term Performance Unit Awards granted in fiscal 2010 which are paid in cash. These awards cliff vest after three years if the performance criteria are met.

Outstanding Equity Awards at Fiscal Year-End

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2010 for the PEO and each NEO. The table also shows unvested and unearned stock awards assuming a market value of $57.17 a share (the closing market price of the Company's stock on December 31, 2010).

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price[1] ($)	Option Expiration Date[2]	Number of Shares or Units of Stock that Have Not Vested[3] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Chad C. Deaton	0	64,500	49.17	7/21/2020	122,323	6,993,206
	0	67,100	47.28	1/19/2020		
	35,861	71,722	39.52	7/22/2019		
	36,647	73,294	29.18	1/21/2019		
	28,698	14,350	77.20	8/11/2018		
	31,528	15,765	69.92	1/23/2018		
	55,000	0	82.28	7/25/2017		
	42,592	0	68.54	1/24/2017		
	45,887	0	80.73	7/27/2016		
	45,887	0	75.06	1/25/2016		
	90,000	0	56.21	7/27/2015		
	90,000	0	42.60	1/26/2015		
	75,000	0	43.39	10/25/2014		
Peter A. Ragauss	0	22,500	49.17	7/21/2020	41,081	2,348,601
	0	23,400	47.28	1/19/2020		
	12,398	24,796	39.52	7/22/2019		
	10,778	21,558	29.18	1/21/2019		
	8,350	4,176	77.20	8/11/2018		
	9,173	4,588	69.92	1/23/2018		
	13,245	0	82.28	7/25/2017		
	13,245	0	68.54	1/24/2017		
	15,025	0	80.73	7/27/2016		
	47,734	0	75.93	4/26/2016		
Martin S. Craighead	0	27,500	49.17	7/21/2020	41,897	2,395,251
	0	28,600	47.28	1/19/2020		
	13,049	26,100	39.52	7/22/2019		
	7,760	15,522	29.18	1/21/2019		
	6,477	3,239	77.20	8/11/2018		
	7,115	3,559	69.92	1/23/2018		
	9,801	0	82.28	7/25/2017		
	3,400	0	67.16	3/30/2017		
	4,391	0	68.54	1/24/2017		
	4,133	0	80.73	7/27/2016		
	3,543	0	75.06	1/25/2016		
	7,500	0	56.21	7/27/2015		
	4,800	0	42.60	1/26/2015		
	8,800	0	39.23	7/28/2014		

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price[1] ($)	Option Expiration Date[2]	Number of Shares or Units of Stock that Have Not Vested[3] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Alan R. Crain	0	14,600	49.17	7/21/2020	28,017	1,601,732
	0	15,200	47.28	1/19/2020		
	0	15,964	39.52	7/22/2019		
	0	16,315	29.18	1/21/2019		
	6,549	3,275	77.20	8/11/2018		
	7,195	3,598	69.92	1/23/2018		
	11,471	0	82.28	7/25/2017		
	9,461	0	68.54	1/24/2017		
	13,500	0	80.73	7/27/2016		
	10,500	0	75.06	1/25/2016		
	5,500	0	56.21	7/27/2015		
	5,500	0	42.60	1/26/2015		
	2,792	0	35.81	1/28/2014		
	3,418	0	29.25	1/29/2013		
John A. O'Donnell	0	5,000	45.19	10/21/2020	16,662	952,567
	0	9,200	49.17	7/21/2020		
	0	19,600	47.28	1/19/2020		
	0	10,175	39.52	7/22/2019		
	0	7,761	29.18	1/21/2019		
	2,281	1,141	77.20	8/11/2018		
	2,332	1,167	69.92	1/23/2018		
	4,240	0	82.28	7/25/2017		
	4,232	0	68.54	1/24/2017		
	3,543	0	80.73	7/27/2016		
	3,543	0	75.06	1/25/2016		
	5,000	0	56.21	7/27/2015		
	2,200	0	42.60	1/26/2015		

[1] The exercise price is equal to the closing market price of a share of our Common Stock on the last trading day prior to the grant date.

[2] Each option grant has a ten-year term. Each option vests pro rata as to one-third of the option grant beginning on the first anniversary of grant date.

[3] Each restricted stock award vests pro rata as to one-third of the grant beginning on the first anniversary of grant date.

Option Exercises and Stock Vested

The following table sets forth certain information regarding options and stock awards exercised and vested, respectively, during 2010 for the persons named in the Summary Compensation Table above.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Chad C. Deaton	0	0	50,674	2,309,202
Peter A. Ragauss	0	0	29,201	1,437,469
Martin S. Craighead	0	0	18,115	829,381
Alan R. Crain	16,139	293,390	16,883	760,286
John A. O'Donnell	12,634	215,306	6,591	296,884

[1] The value realized upon the exercise of the option award is determined by multiplying the number of shares acquired on exercise by the difference between the market price of the stock at exercise and the exercise price of the option.

[2] The value realized upon the vesting of the stock awards is determined by multiplying the number of shares of stock by the market value of the stock on the vesting date.

Pension Benefits

The following table discloses the years of credited service of, present single-sum value of the accrued benefits for, and payments during the last fiscal year to each of the PEO and other NEOs under the Pension Plan. See *"Compensation Discussion & Analysis, Benefits and Severance, Pension Plan"* for a detailed description of the benefits provided under the Pension Plan.

Name	Plan Name	Number of Years Credited Service[1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Chad C. Deaton	Pension Plan	6[3]	65,852	0
Peter A. Ragauss	Pension Plan	4	44,423	0
Martin S. Craighead	Pension Plan	9	72,609	0
Alan R. Crain	Pension Plan	9[3]	93,384	0
John A. O'Donnell	Pension Plan	9[3]	96,154	0

(1) The number of years of credited service is less than the actual years of service for Messrs. Craighead, Crain and O'Donnell because the Pension Plan was not adopted until 2002.

(2) For a discussion of valuation assumptions, see "Note 13 – Employee Benefit Plans" of the Notes to Consolidated Financial Statements included in our Annual Report under Item 8 of the Form 10-K for the year ended December 31, 2010.

(3) Messrs. Deaton, Crain and O'Donnell are eligible for early retirement under the Pension Plan which allows them to receive their plan benefits on that early retirement date rather than waiting until the normal retirement age of 65.

Nonqualified Deferred Compensation

The following table discloses contributions, earnings and balances to each of the PEO and other NEOs under the SRP that provides for compensation deferral on a non-tax-qualified basis. See *"Compensation Discussion & Analysis, Benefits and Severance, Supplemental Retirement Plan"* for a detailed description of the deferred compensation benefits.

Name	Executive Contributions in Last FY[1] ($)	Registrant Contribution In Last FY[2] ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[3] ($)
Chad C. Deaton	227,439	221,583	204,830	0	4,346,554
Peter A. Ragauss	37,773	80,562	98,057	0	759,264
Martin S. Craighead	119,669	88,959	80,980	0	1,246,023
Alan R. Crain	58,950	59,532	102,493	0	1,431,152
John A. O'Donnell	81,087	41,536	33,865	0	677,722

(1) Amounts shown in the "Executive Contributions in Last FY" column are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table.

(2) Amounts shown in the "Registrant Contribution in Last FY" column are also included in the "All Other Compensation" column of the Summary Compensation Table.

(3) Of the totals in this column, the following amounts, which represent executive and registrant contributions attributable to 2010, are also reported in the Summary Compensation Table: Mr. Deaton, $449,022; Mr. Ragauss, $118,335; Mr. Craighead, $208,628; Mr. Crain, $118,482; and Mr. O'Donnell, $112,623. In addition, the executive and registrant contributions for years prior to 2010 made on behalf of each NEO were previously reported in the Summary Compensation Tables for prior years to the extent the NEO's were named executive officers in prior years.

Potential Payments Upon Termination or Change in Control

Employment Agreement with Chad C. Deaton

We have an employment agreement with Mr. Chad C. Deaton, dated as of October 25, 2004 and amended and restated effective January 1, 2009. The term of the employment agreement expires on October 25, 2012, with automatic one-year renewals unless we or Mr. Deaton provide a notice not to extend the employment agreement at least thirteen months prior to the then current expiration date. During the term of Mr. Deaton's employment with us, and for a period of two years thereafter, Mr. Deaton is prohibited from engaging in competition (as defined in the employment agreement) with us and soliciting our customers, employees and consultants.

Termination of Employment Due to Death or Disability

Upon the termination of Mr. Deaton's employment due to his disability (his incapacity due to physical or mental illness) or death, we will pay him or his beneficiary:

- a lump-sum cash payment equal to one-half his then base salary for each year (prorated for partial years) during the remaining term of the employment agreement; and
- a lump-sum cash payment equal to his expected value incentive bonus for the year of termination.

Termination of Employment by Mr. Deaton for Good Reason or by Us Without Cause

Upon the termination of Mr. Deaton's employment by him for good reason (generally, a material breach by us of the employment agreement) or by us without cause, we will pay him:

- a lump-sum cash payment in an amount equal to two times his then base salary;
- a lump-sum cash payment equal to Mr. Deaton's highest bonus amount (as defined in his employment agreement), prorated to the date of termination;
- for the remainder of the term of the employment agreement, continuation of executive perquisites (other than executive life insurance);
- for the remainder of the term of the employment agreement, continuation of medical insurance benefits at active employee premium rates;
- a lump-sum cash payment equivalent to the monthly basic life insurance premium applicable to Mr. Deaton's basic life insurance coverage on the date of termination multiplied by the number of months remaining in the term of the employment agreement;
- a lump-sum cash payment equal to continued employer contributions to the SRP for the remainder of the term of the employment agreement; and
- a lump-sum cash payment equal to the amount of interest that would be earned on any of the foregoing payments subject to a six-month payment delay under Section 409A using the six-month London Interbank Offered Rate plus two percentage points.

The foregoing benefits are not payable if Mr. Deaton is entitled to benefits under his Change in Control Agreement as discussed in more detail below.

If Mr. Deaton's employment with us is terminated for any reason, including a termination by him without good reason or a termination by us for cause, he is to receive those vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination and any accrued vacation pay to the extent not theretofore paid.

Payments Upon a Change in Control

We have entered into Change in Control Agreements with each of the Senior Executives. The agreements are intended to provide for continuity of management in the event of a change of control. The term of each agreement is for a three-year period and automatically extends for an additional two years from the effective date of the agreement unless we have given eighteen months prior notice that the agreement will not be extended.

Payments in the Event of a Change in Control

If a Change in Control were to have occurred on December 31, 2010, whether or not the Senior Executive incurred a termination of employment in connection with the Change in Control, the Senior Executive would have become entitled to receive the following under the terms of the Change in Control Agreements, the SRP, the Annual Incentive Compensation Plan and awards under the 2002 D&O Plan:

- all outstanding options to acquire our stock would have become fully vested and immediately exercisable;
- all outstanding restricted stock awards would have become fully vested and nonforfeitable;
- a lump-sum cash payment in an amount equal to $100 multiplied by the number of performance units specified in the Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 30, 2010 divided by the number of days during the performance period;
- a lump-sum cash payment (a "gross-up" payment) in an amount equal to the excise taxes that may be imposed under the "golden parachute" rules on payments and benefits received in connection with the Change in Control. The gross-up payment would make the Senior Executive whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of vesting of equity awards);
- accelerated vesting of all the Senior Executive's accounts under the SRP, to the extent not already vested;
- reimbursement for any legal fees and expenses incurred by the Senior Executive in seeking in good faith to enforce the Change in Control Agreement or in connection with any tax audit or proceeding relating to the application of parachute payment excise taxes to any payment or benefit under the Change in Control Agreement; and

- an amount equal to his Annual Incentive Compensation Plan bonus computed as if the target level of performance had been achieved, multiplied by a fraction, the numerator of which is the number of the Senior Executive's months of participation during the calendar year through the date of Change in Control and the denominator of which is 12.

In general, "Change in Control" means

- the individuals who are incumbent directors cease for any reason to constitute a majority of the members of our Board of Directors;
- the consummation of a merger of us or our affiliate with another entity, unless the individuals and entities who were the beneficial owners of our voting securities outstanding immediately prior to such merger own, directly or indirectly, at least 50% of the combined voting power of our voting securities, the surviving entity or the parent of the surviving entity outstanding immediately after such merger;
- any person, other than us, our affiliate or another specified owner (as defined in the Change in Control Agreements), becomes a beneficial owner, directly or indirectly, of our securities representing 30% or more of the combined voting power of our then outstanding voting securities;
- a sale, transfer, lease or other disposition of all or substantially all of our assets (as defined in the Change in Control Agreements) is consummated (an "asset sale"), unless (i) the individuals and entities who were the beneficial owners of our voting securities immediately prior to such asset sale own, directly or indirectly, 50% or more of the combined voting power of the voting securities of the entity that acquires such assets in such asset sale or its parent immediately after such asset sale in substantially the same proportions as their ownership of our voting securities immediately prior to such asset sale or (ii) the individuals who comprise our Board of Directors immediately prior to such asset sale constitute a majority of the board of directors or other governing body of either the entity that acquired such assets in such asset sale or its parent (or a majority plus one member where such board or other governing body is comprised of an odd number of directors); or
- our stockholders approve a plan of complete liquidation or dissolution of us.

Payments in the Event of a Change in Control and Termination of Employment by the Senior Executive for Good Reason or by the Company or its Successor Without Cause

Pursuant to the Change in Control Agreements, the Company (or its successor) will pay severance benefits to a Senior Executive if the Senior Executive's employment is terminated following, or in connection with, a Change in Control, unless: (i) the Senior Executive resigns without good reason; (ii) the Company terminated the employment of the Senior Executive for cause; or (iii) the employment of the Senior Executive is terminated by reason of death or disability.

If a Senior Executive meets the criteria for payment of severance benefits due to termination of employment following a Change of Control, he will receive the following benefits in addition to the benefits described above under *"Payments in the Event of a Change in Control"*:

- a lump-sum payment equal to three times the Senior Executive's highest base salary (as defined in the Change of Control Agreement);
- a lump-sum payment equal to the Senior Executive's earned highest bonus amount (as defined in the Change of Control Agreement), prorated based upon the number of days of his service during the performance period (reduced by any payments received by the Senior Executive under the Company's Annual Incentive Compensation Plan, in connection with the Change in Control if the Senior Executive's termination of employment occurs during the same calendar year in which the Change in Control occurs);
- a lump-sum payment equal to three times the greater of (i) the Senior Executive's earned highest bonus amount or (ii) the Senior Executive's highest base salary multiplied by the Senior Executive's applicable multiple, which is 1.20; 0.80; 0.70; 0.75; and 0.70 for Messrs. Deaton, Ragauss; Craighead; Crain and O'Donnell, respectively;
- continuation of accident and health insurance benefits for an additional three years;
- a lump-sum payment equal to the sum of (i) the cost of the Senior Executive's perquisites in effect prior to his termination of employment for the remainder of the calendar year and (ii) the cost of the Senior Executive's perquisites in effect prior to his termination of employment for an additional three years;
- a lump-sum payment equal to the undiscounted value of the benefits the Senior Executive would have received had he continued to participate in the Thrift Plan, the Pension Plan and the SRP for an additional three years, assuming for this purpose that:
  (1) the Senior Executive's compensation during that three-year period were his highest base salary and earned highest bonus amount, and
  (2) the Senior Executive's contributions to and accruals under those plans remained at the levels in effect as of the date of the Change in Control or the date of termination, whichever is greater;
- eligibility for our retiree medical program if the Senior Executive would have become entitled to participate in that program had he remained employed for an additional three years;[1]
- a lump-sum payment equivalent to 36 multiplied by the monthly basic life insurance premium applicable to the Senior Executive's basic life insurance coverage on the date of termination;

---

[1] The value of this benefit is the aggregate value of the medical coverage utilizing the assumptions applied under FASB ASC Topic 715, Compensation-Retirement Benefits.

- a lump-sum payment of $30,000 for outplacement services; and
- a lump-sum payment equal to the amount of interest that would be earned on any of the foregoing payments subject to a six-month payment delay under Section 409A using the six-month London Interbank Offered Rate plus two percentage points.

Payments Upon Termination of Employment in Connection With the Sale of a Business Unit

If (i) on December 31, 2010 we or one of our affiliates sold a business unit, (ii) on December 31, 2010 the Senior Executive's employment with us terminated in connection with the sale, and (iii) the sale did not constitute a Change in Control, he would receive the following:

- a pro rata portion of the Senior Executive's then outstanding restricted stock awards granted by us would have become vested and nonforfeitable. The forfeiture restrictions would have lapsed as to that number of shares of restricted stock that were subject to forfeiture restrictions on December 31, 2010, multiplied by the applicable reduction factor, the number of days during the period commencing on the date of grant of the award and ending on December 31, 2010, divided by the number of days the Senior Executive would be required to work to achieve full vesting under the normal vesting provisions of the award;
- all outstanding stock options would have become fully vested and exercisable; and
- an amount equal to his earned Annual Incentive Compensation Plan bonus, prorated based upon the number of months of the Senior Executive's participation in the Annual Incentive Compensation Plan during the calendar year.

Payments Upon Death or Disability

If the Senior Executive had terminated employment with us on December 31, 2010 due to death or disability, he would receive the following:

- all outstanding restricted stock awards granted by us would have become fully vested and nonforfeitable;
- all outstanding stock options granted by us would have become fully vested and exercisable;
- a lump-sum cash payment in an amount equal to $100 multiplied by the number of performance units specified in the Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2010, divided by the number of days during the performance period;
- accelerated vesting of all the Senior Executive's accounts under the SRP, to the extent not already vested; and
- an amount equal to his earned Annual Incentive Compensation Plan bonus, prorated based upon the number of months of the Senior Executive's participation in the Annual Incentive Compensation Plan during the calendar year.

Payments Upon Retirement

If the Senior Executive had terminated employment on December 31, 2010 and meets the eligibility requirements for retirement, he would receive the following benefits:

- all outstanding stock options granted by us would have become fully vested and exercisable;
- a lump-sum cash payment in an amount equal to the applicable performance unit value multiplied by the number of performance units specified in the Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 30, 2010, divided by the number of days during the performance period;
- accelerated vesting of all the Executive's accounts under the SRP, to the extent not already vested; and
- an amount equal to his earned Annual Incentive Compensation Plan bonus, prorated based upon the number of months of the Senior Executive's participation in the Annual Incentive Compensation Plan during the calendar year.

Payments Upon Involuntary Termination of Employment Not In Connection With a Change in Control

The Baker Hughes Executive Severance Plan provides for payment of certain benefits to the Senior Executives as a result of an involuntary termination of employment provided that (i) the executive signs a release agreement substantially similar to the form of release agreement set forth in the Executive Severance Plan, (ii) during the two-year period commencing on the date of termination of employment he complies with the noncompetition and non-solicitation agreements contained in the Executive Severance Plan and (iii) the executive does not disclose our confidential information. Any amounts payable under the Executive Severance Plan are reduced by the amount of any severance payments payable to the Senior Executive by us under any other plan, program or individual contractual arrangement.

If the Senior Executive meets the criteria for payment of severance benefits due to an involuntary termination, we will pay him the following benefits:

- a lump-sum cash payment equal to one and one-half times the Senior Executive's annual base salary in effect immediately prior to his termination of employment; and
- outplacement services for a period of 12 months, but not in excess of $10,000; and
- if the Senior Executive's termination of employment results from a reduction of employment or the elimination of his job, an amount equal to his earned Annual Incentive Compensation Plan bonus, prorated based upon the number of months of the Senior Executive's participation in the Annual Incentive Compensation Plan during the calendar year.

Termination of Employment for Any Reason

If the Senior Executive had terminated employment with us on December 31, 2010 for any reason, including his resignation or his involuntary termination of employment for cause, he would have been entitled to receive those vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination of employment. Unless the Senior Executive were to have incurred a termination of employment by us for cause he would also have been entitled to any vested outstanding stock options.

The table below assumes a termination date or change in control date of December 31, 2010, the last business day of the fiscal year. The value of equity compensation awards (accelerated vesting of stock options and restricted stock awards) is based on the closing price of our common stock of $57.17 on the New York Stock Exchange on December 31, 2010.

	Chad C. Deaton ($)	Peter A. Ragauss ($)	Martin S. Craighead ($)	Alan R. Crain ($)	John A. O'Donnell ($)
Payments Upon a Change in Control Without Termination of Employment					
Accelerated Vesting of Option Awards	4,497,011	1,452,484	1,397,980	1,005,549	724,163
Accelerated Vesting of Restricted Stock Awards	6,993,206	2,348,601	2,395,251	1,601,732	952,567
Payment in Settlement of Performance Unit Awards	5,716,700	1,775,055	1,583,577	1,294,143	574,860
Excise Tax Gross-Up	–	–	–	–	–
Annual Incentive Bonus	1,524,000	603,000	630,000	366,000	247,200
TOTAL	18,730,917	6,179,140	6,006,808	4,267,424	2,498,790
Payments in the Event of a Change in Control and Termination of Employment With Good Reason or by the Company Without Cause					
Accelerated Vesting of Option Awards	4,497,011	1,452,484	1,397,980	1,005,549	724,163
Accelerated Vesting of Restricted Stock Awards	6,993,206	2,348,601	2,395,251	1,601,732	952,567
Payment in Settlement of Performance Unit Awards	5,716,700	1,775,055	1,583,577	1,294,143	574,860
Excise Tax Gross-Up	6,548,454	2,657,846	2,885,500	–	–
Severance Payment	9,335,652	3,819,000	3,990,000	2,964,926	1,978,346
Earned Highest Bonus Amount Prorated	1,841,884	603,000	630,000	500,309	247,449
Continuation of Accident and Health Insurance Benefits	64,723	75,464	75,615	73,309	43,474
Perquisite Payment	75,000	60,000	60,000	60,000	60,000
Payment for Loss of Thrift Plan, SRP and Pension Plan Accruals	1,277,667	496,829	437,385	412,809	276,968
Life Insurance Premium Payment	9,480	5,335	5,335	3,882	3,283
Outplacement Services	30,000	30,000	30,000	30,000	30,000
Interest Paid For Section 409A Six-Month Delay	292,856	116,769	119,962	93,679	61,143
TOTAL	36,682,633	13,440,383	13,610,605	8,040,338	4,952,253
Payments upon Termination of Employment in Connection With the Sale of a Business Unit					
Accelerated Vesting of Option Awards	4,497,011	1,452,484	1,397,980	1,005,549	724,163
Accelerated Vesting of Restricted Stock Awards[1]	3,684,766	1,210,617	1,126,560	851,713	485,376
Annual Incentive Bonus	1,524,000	603,000	630,000	366,000	247,200
TOTAL	9,705,777	3,266,101	3,154,540	2,223,262	1,456,739
Payments upon Death or Disability					
Accelerated Vesting of Option Awards	4,497,011	1,452,484	1,397,980	1,005,549	724,163
Accelerated Vesting of Restricted Stock Awards	6,993,206	2,348,601	2,395,251	1,601,732	952,567
Payment in Settlement of Performance Units	5,716,700	1,775,055	1,583,577	1,294,143	574,860
One-Half Base Salary Payment	1,153,757[2]	–	–	–	–
Annual Incentive Bonus[3]	1,524,000	603,000	630,000	366,000	247,200
TOTAL	19,884,674	6,179,140	6,006,808	4,267,424	2,498,790

	Chad C. Deaton ($)	Peter A. Ragauss ($)	Martin S. Craighead ($)	Alan R. Crain ($)	John A. O'Donnell ($)
Payments upon Retirement					
Accelerated Vesting of Option Awards	–	–	1,397,980	1,005,549	724,163
Payment in Settlement of Performance Units	–	–	1,583,577	1,294,143	574,860
Annual Incentive Bonus	–	–	–	366,000	247,200
TOTAL	–	–	2,981,557	2,665,692	1,546,223
Payments Upon Termination of Employment for Good Reason or by the Company Without Cause[4]					
2x Base Salary	2,540,000	–	–	–	–
Earned Highest Bonus Amount	1,841,884	–	–	–	–
Continuation of Perquisites	45,833	–	–	–	–
Continuation of Medical Insurance	19,871	–	–	–	–
Life Insurance Premium Payment	5,793	–	–	–	–
Lump-Sum Payment Equal to Continued Company Contributions to SRP	703,209	–	–	–	–
Interest Paid For Section 409A Six-Month Delay	126,155	–	–	–	–
TOTAL	5,282,746	–	–	–	–
Payments Upon Involuntary Termination of Employment Not in Connection with a Change of Control					
1½x Base Salary	[5]	1,005,000	1,050,000	732,000	618,000
Outplacement Services	[5]	10,000	10,000	10,000	10,000
Annual Incentive Bonus	[5]	603,000	630,000	366,000	247,200
TOTAL	[5]	1,618,000	1,690,000	1,108,000	875,200

(1) Upon sale of a business unit unvested Restricted Stock Awards are accelerated on a Pro Rata basis pursuant to the Terms and Conditions of the awards.

(2) Pursuant to his employment agreement, upon death or disability, Mr. Deaton or his estate receives a lump-sum cash payment equal to one-half his then base salary for each year (prorated for partial years) during the remaining term of the employment agreement. The remaining NEOs are not eligible for any base salary payment upon death or disability.

(3) Under his employment agreement, upon death or disability, Mr. Deaton receives a lump-sum cash payment equal to his expected value incentive bonus for the year of termination and any other bonus programs for the fiscal year in which the termination occurs. The other NEOs receive an amount equal to his earned Annual Incentive Compensation Plan bonus, prorated based upon the number of months of the NEO's participation in the Annual Incentive Compensation Plan during the calendar year.

(4) The following payment types related to termination of employment for good reason or by the Company without cause only apply to Mr. Deaton under his employment agreement.

(5) See "Payments Upon Termination of Employment for Good Reason or by the Company Without Cause" for payments related to involuntary termination not in connection with a change of control for Mr. Deaton.

COMPENSATION COMMITTEE REPORT

The Compensation Committee held four meetings during fiscal year 2010. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement to be delivered to stockholders.

Claire W. Gargalli (Chair)
Clarence P. Cazalot, Jr.
Edward P. Djerejian
Pierre H. Jungels
J. Larry Nichols

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the year ended December 31, 2010, the Compensation Committee consisted of Ms. Gargalli (Chair), Messrs. Cazalot, Jr., Djerejian, Jungels, and Nichols, all of whom were independent non-management directors. None of the Compensation Committee members has served as an officer or employee of the Company, and none of the Company's executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the Company's Board of Directors.

DIRECTOR COMPENSATION

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Company's non-management directors during the fiscal year ended 2010. For a description of the fees and other awards payable to the Company's directors, please refer to the section titled "Corporate Governance – Board of Directors" contained elsewhere in this Proxy Statement.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1,2)	Option Awards ($)(1,2)	All Other Compensation ($)	Total ($)
Larry D. Brady	87,500	139,996	29,767	0	257,263
Clarence P. Cazalot, Jr.	93,104	139,996	29,767	0	262,867
Edward P. Djerejian	85,000	139,996	29,767	0	254,763
Anthony G. Fernandes	100,000[3]	139,996	29,767	0	269,763
Claire W. Gargalli	83,146	139,996	29,767	0	252,909
Pierre H. Jungels	85,000	139,996	29,767	0	254,763
James A. Lash	96,896	139,996	29,767	0	266,659
J. Larry Nichols	80,000	139,996	29,767	0	249,763
James L. Payne	50,625	0[4]	36,126	1,199,380[5]	1,286,131
H. John Riley, Jr.	103,104[3]	139,996	29,767	0	272,867
James W. Stewart	54,004	0[4]	36,126	0	90,130
Charles L. Watson	85,000	139,996	29,767	0	254,763

(1) A restricted stock award was made on January 19, 2010. Stock option awards were made on January 19, 2010 and July 21, 2010 at an exercise price of $47.28 and $49.17, respectively. The amounts included in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of the awards made to non-management directors computed in accordance with FASB ASC Topic 718. The value ultimately realized by the director upon the actual vesting of the award(s) or the exercise of the stock option(s) may or may not be equal to the FASB ASC Topic 718 determined value. For a discussion of valuation assumptions, see "Note 5 – Stock-Based Compensation" of the Notes to Consolidated Financial Statements included in our annual report under Item 8 of the Form 10-K for the year ended December 31, 2010.

(2) The following table shows the aggregate number of stock awards and options awards outstanding for each non-management director as of December 31, 2010 as well as the grant date fair value of stock awards and option grants made during 2010:

Name	Aggregate Stock Awards Outstanding as of December 31 (#)	Aggregate Option Awards Outstanding as of December 31 (#)	Grant Date Fair Value of Stock and Option Awards made during 2010 ($)
Larry D. Brady	6,637	5,819	169,763
Clarence P. Cazalot, Jr.	6,637	7,546	169,763
Edward P. Djerejian	6,637	5,565	169,763
Anthony G. Fernandes	6,637	10,859	169,763
Claire W. Gargalli	6,637	7,546	169,763
Pierre H. Jungels	6,637	5,232	169,763
James A. Lash	6,637	7,546	169,763
J. Larry Nichols	6,637	7,546	169,763
James L. Payne	0	38,515[6]	36,126[4]
H. John Riley, Jr.	6,637	7,546	169,763
James W. Stewart	0	828,948[6]	36,126[4]
Charles L. Watson	6,637	7,546	169,763

(3) Messrs. Fernandes and Riley previously elected to have their fees deferred and thus the amounts shown above were paid to their deferred compensation accounts pursuant to the Director Compensation Deferral Plan (discussed below).

(4) Messrs. Payne and Stewart were not directors at the time of the option and restricted stock award grant in January 2010 as the merger with BJ Services had not closed yet, but each received an award of 1,155 options to purchase shares of the Company on July 21, 2010 and an additional award of 1,000 options to purchase shares of the Company on July 22, 2010.

(5) Mr. Payne received a lump-sum payout on October 1, 2010 pursuant to the termination of the BJ Services Company Directors' Benefit Plan.

(6) This amount includes outstanding options that were granted by BJ Services and were converted into options to purchase shares of Baker Hughes upon the closing of the merger.

The Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective January 1, 2009 (the "Deferral Plan"), is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals.

AUDIT/ETHICS COMMITTEE REPORT

The Audit/Ethics Committee is comprised of four members, each of whom is independent, as defined by the standards of the NYSE, the rules of the SEC, and under the Company's policy for director independence ("Policy for Director Independence"). Under the Charter of the Audit/Ethics Committee (attached as Annex B to this Proxy Statement), the Audit/Ethics Committee assists the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function and the review and pre-approval of the current year audit and non-audit fees with the Company's Independent Registered Public Accounting Firm. The Audit/Ethics Committee also oversees the Company's policies with respect to risk assessment and risk management and compliance programs relating to legal and regulatory requirements.

During the year ended December 31, 2010, the Audit/Ethics Committee held thirteen meetings and otherwise met and communicated with management and with Deloitte & Touche LLP ("Deloitte & Touche"), the Company's Independent Registered Public Accounting Firm for 2010. Deloitte & Touche discussed with the Audit/Ethics Committee various matters under applicable auditing standards, including information regarding the scope and results of the audit and other matters required to be discussed by the Statement on Auditing Standards No. 114, "The Auditor's Communication with Those Charged with Governance." The Audit/Ethics Committee also discussed with Deloitte & Touche its independence from the Company and received the written disclosures and the letter from Deloitte & Touche concerning independence as required by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence." The Audit/Ethics Committee also reviewed the provision of services by Deloitte & Touche not related to the audit of the Company's financial statements and not related to the review of the Company's interim financial statements as it pertains to the independence of Deloitte & Touche. Deloitte & Touche also periodically reported the progress of its audit of the effectiveness of the Company's internal control over financial reporting.

The Audit/Ethics Committee reviewed and discussed with management the Company's financial results prior to the release of earnings. In addition, the Audit/Ethics Committee reviewed and discussed with management, the Company's internal auditors and Deloitte & Touche the interim financial information included in the March 31, 2010, June 30, 2010 and September 30, 2010 Form 10-Qs prior to their being filed with the SEC. The Audit/Ethics Committee also reviewed and discussed the Company's audited financial statements for the year ended December 31, 2010 with management, the Company's internal auditors and Deloitte & Touche. Deloitte & Touche informed the Audit/Ethics Committee that the Company's audited financial statements are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America. The Audit/Ethics Committee also monitored and reviewed the Company's procedures and policies relating to the requirements of Section 404 of the Sarbanes-Oxley Act and related regulations.

The Audit/Ethics Committee has discussed with Deloitte & Touche the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

Based on the review and discussions referred to above, and such other matters deemed relevant and appropriate by the Audit/Ethics Committee, the Audit/Ethics Committee recommended to the Board of Directors, and the Board has approved, that the financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

Anthony G. Fernandes (Chairman)
Larry D. Brady
Clarence P. Cazalot, Jr.
James A. Lash
J. Larry Nichols

PROPOSAL NO. 2
RATIFICATION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit/Ethics Committee has selected the firm of Deloitte & Touche LLP ("Deloitte & Touche") as our Independent Registered Public Accounting Firm to audit the Company's books and accounts for the year ending December 31, 2011. Deloitte & Touche served as our Independent Registered Public Accounting Firm for fiscal year 2010. While the Audit/Ethics Committee is responsible for the appointment, compensation, retention, termination and oversight of the Independent Registered Public Accounting Firm, we are requesting, as a matter of good corporate governance, that the stockholders ratify the appointment of Deloitte & Touche as our principal Independent Registered Public Accounting Firm. If the stockholders fail to ratify the selection, the Audit/Ethics Committee will reconsider whether to retain Deloitte & Touche and may retain that firm or another without re-submitting the matter to our stockholders. Even if the appointment is ratified, the Audit/Ethics Committee may, in its discretion, direct the appointment of a different Independent Registered Public Accounting Firm at anytime during the year if it determines that such change would be in the Company's best interests and in the best interests of our stockholders.

Deloitte & Touche's representatives will be present at the Annual Meeting and will have an opportunity to make a statement, if they so desire, as well as to respond to appropriate questions asked by our stockholders.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote FOR ratification of the selection of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2011.

FEES PAID TO DELOITTE & TOUCHE LLP

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte Entities") billed or will bill the Company or its subsidiaries for the aggregate fees set forth in the table below for services provided during 2010 and 2009. These amounts include fees paid or to be paid by the Company for (i) professional services rendered for the audit of the Company's annual financial statements, review of quarterly financial statements and audit services related to the effectiveness of the Company's internal control over financial reporting, (ii) assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and (iii) professional services rendered for tax compliance, tax advice, and tax planning.

(In millions)	2010 $	2009 $
Audit fees	15.8	12.4
Audit-related fees	0.6	0.3
Tax fees	1.5	1.3
Total	17.9	14.0

Audit fees include fees related to the audit of the Company's annual financial statements, review of quarterly financial statements and audit services related to the effectiveness of the Company's internal control over financial reporting. Audit-related fees are primarily for assistance in connection with various registration statements, proxy statements and related matters involving our merger with BJ Services, debt offerings and business restructurings.

Tax fees are primarily for the preparation of income, payroll, value added and various other miscellaneous tax returns in 22 of the more than 90 countries where the Company operates. The Company also incurs local country tax advisory services in these countries. Examples of these kinds of services are assistance with audits by the local country tax authorities, acquisition and disposition advice, consultation regarding changes in legislation or rulings and advice on the tax effect of other structuring and operational matters.

All other fees include fees for audit and other services to various Company sponsored employee benefit plans which fees are incurred by and paid by the respective plans.

In addition to the above services and fees, Deloitte Entities provide audit and other services to various Company sponsored benefit plans which fees are incurred by and paid by the respective plans. Fees paid to Deloitte Entities for these services totaled approximately $0.2 million in 2010 and $0.3 million in 2009.

Pre-Approval Policies and Procedures

The Audit/Ethics Committee has adopted guidelines for the pre-approval of audit and permitted non-audit services by the Company's Independent Registered Public Accounting Firm. The Audit/Ethics Committee will consider annually and, if appropriate, approve the provision of audit services by its Independent Registered Public Accounting Firm and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit/Ethics Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement with estimated non-audit fees of $15,000 or more that does not fit within the definition of a pre-approved service are presented to the Chairman of the Audit/Ethics Committee for pre-approval. The Chairman of the Audit/Ethics Committee will report any specific approval of services at its next regular meeting. The Audit/Ethics Committee will review a summary report detailing all services being provided to the Company by its Independent Registered Public Accounting Firm. All of the fees and services described above under "audit fees," "audit-related fees" and "tax fees" were approved under the Guidelines for Pre-Approval of Audit and Non-Audit Fees of the Independent Registered Public Accounting Firm and pursuant to Section 202 of SOX.

PROPOSAL NO. 3
THE REAPPROVAL OF THE PERFORMANCE CRITERIA FOR AWARDS UNDER THE ANNUAL INCENTIVE COMPENSATION PLAN, AS REQUIRED BY SECTION 162(M) OF THE INTERNAL REVENUE CODE

Background

The Company's stockholders are being asked to reapprove the performance criteria that may apply to annual performance bonuses granted under the Annual Incentive Compensation Plan. Stockholder approval of the performance-based compensation measures under the Annual Incentive Compensation Plan is required every five years in order to qualify compensation under the Annual Incentive Compensation Plan as exempt from Section 162(m) of the Internal Revenue Code of 1986 as amended (the "Code"), thereby allowing the Company to deduct for federal income tax purposes compensation paid under the Annual Incentive Compensation Plan. If stockholders do not reapprove the performance criteria, the Company will not be able to grant awards under the Annual Incentive Compensation Plan that are intended to be performance-based compensation under Section 162(m) of the Code. If that happens, we may not be entitled to a tax deduction for some or all of the short-term incentives provided to our chief executive officer and our other most highly compensated executive officers.

In 1995 the Board of Directors adopted, and the stockholders approved, the Annual Incentive Compensation Plan, which provides for cash bonuses for officers and key employees of the Company and its affiliates based upon the achievement of performance goals for the year. The performance criteria for bonuses under the Annual Incentive Compensation Plan were subsequently approved at the 2001 and 2006 stockholders meetings in order to continue the qualification of the Annual Incentive Compensation Plan under Section 162(m) of the Code.

The Annual Incentive Compensation Plan provides officers of the Company with performance incentives that are designed to align the interests of the officers with those of the Company's stockholders. The Board of Directors believes that the Company must offer a competitive equity incentive program if it is to continue to successfully attract and retain the best possible candidates for positions of responsibility within the Company.

The Annual Incentive Compensation Plan is administered by the Compensation Committee. The Compensation Committee has exclusive authority to (i) select the participants each year, (ii) establish award opportunities for each participant, (iii) establish the performance goals for each participant, and (iv) determine the extent to which the performance goals have been attained.

Section 162(m) of the Code

Section 162(m) of the Code imposes a $1,000,000 annual limitation on the deduction for compensation paid to each of the principal executive officer and our next three highest-paid officers other than the principal financial officer. The deduction limitation does not apply to performance-based compensation that satisfies certain requirements of Section 162(m) of the Code. One such requirement is that the material terms of the performance goals must be approved by the stockholders before the performance-based compensation is paid. The material terms include the following: (1) the eligibility of employees to receive compensation upon attainment of the goal, (2) the business criteria on which the goals may be based, and (3) the maximum amount payable to an employee upon attainment of a goal. The stockholder approval of the performance criteria under the Annual Incentive Compensation Plan serves the purpose of facilitating the tax deductibility of awards under the Annual Incentive Compensation Plan.

Performance Criteria

The following summary of the material features of the performance criteria for awards under the Annual Incentive Compensation Plan is qualified by reference to the copy of the Annual Incentive Compensation Plan which is attached as Annex C to this Proxy Statement.

Performance bonuses may be granted under the Annual Incentive Compensation Plan to officers and key employees of the Company and its affiliates who are in a position to significantly contribute to the growth and profitability of the Company and/or its affiliates.

Under the Annual Incentive Compensation Plan, performance bonuses are subject to the satisfaction of one or more performance goals during the applicable calendar year performance period. Performance goals for awards will be determined by the Compensation Committee and will be designed to support the Company's business strategy and align participants' interests with stockholder interests. Performance goals will be based on one or more of the following business criteria: Profit After Tax (as defined in the Annual Incentive Compensation Plan), Baker Value Added (as defined in the Annual Incentive Compensation Plan), earnings per share, total shareholder return, cash return on capitalization, increased revenue, revenue ratios, net income, stock price, market share, return on equity, return on assets, return on capital, return on capital compared to cost of capital, return on capital employed, return on invested capital, shareholder value, net cash flow, operating income, earnings before interest and taxes, cash flow, cash flow from operations, cost reductions, and cost ratios. Profit After Tax means revenues minus cost of sales (the cost of products sold and the cost of providing services, including personnel costs, repair and maintenance costs, freight/custom, depreciation and other costs (e.g., commission and royalty directly relating to the service provided) minus operating expenses (costs incurred in non-manufacturing areas to provide products and services to customers) (e.g., finance and administrative support), minus income taxes.) In the case of a participant other than a covered employee (within the meaning of Section 162(m) of the Code), up to 25 percent of his expected value bonus opportunity under the Annual Incentive Compensation Plan may be based on nonfinancial, subjective performance goals.

Achievement of the goals may be based on one or more business criteria that apply to the participant, one or more business units or the Company as a whole. They may also be based on performance relative to a peer group, to results in other periods, or to other external measures. Items that are utilized in measuring the achievement of performance goals may be included or excluded if they are determined to be extraordinary, unusual in nature, infrequent in occurrence, related to the acquisition or disposal of a business, or related to a change in accounting principle, in each case based on Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 225-20, *Income Statement, Extraordinary and Unusual Items, and FASB ASC 830-10, Foreign Currency Matters, Overall*, or other applicable accounting rules, or consistent with the Company's policies and practices for measuring the achievement of performance goals on the date the Committee establishes the goals.

The Compensation Committee may, in its discretion, decrease the amount payable under any award. The Compensation Committee may, in its discretion, increase the amount payable under an award to a participant who is not a covered employee (as defined in Section 162(m) of the Code), but is not permitted to increase the amount payable under an award to a participant who is a covered employee. Under the Annual Incentive Compensation Plan, the maximum annual performance bonus that may be granted under the Annual Incentive Compensation Plan is $4,000,000.

No compensation will be paid under the Annual Incentive Compensation Plan to Section 162(m) covered employees in respect of performance periods commencing after 2010 unless the Company's stockholders reapprove the performance criteria for awards under the Annual Incentive Compensation Plan.

The affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter is required for the approval of this proposal.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote FOR reapproval of the performance criteria for awards under the Annual Incentive Compensation Plan.

PROPOSAL NO. 4
ADVISORY VOTE ON EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules. The proposal, commonly known as a "say on pay" proposal, gives our stockholders the opportunity to express their views on the Company's executive compensation. Because this is an advisory vote, this proposal is not binding upon the Company; however, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal.

As discussed previously in the Compensation Discussion and Analysis section beginning on page 11, we believe that our compensation policies and decisions are focused on pay for performance principles, as well as being strongly aligned with the long-term interests of our stockholders and being competitive in the marketplace. The Company's principal compensation policies, which enable the Company to attract and retain strong and experienced senior executives to lead the Company successfully in a volatile industry and economic environment, include:

- reward performance that supports the Company's core values of integrity, teamwork, performance and learning;
- provide a significant percentage of total compensation that is variable because it is at risk, based on predetermined performance criteria;
- require significant stock holdings to align the interests of senior executives with those of stockholders;
- design competitive total compensation and rewards programs to enhance our ability to attract and retain knowledgeable and experienced senior executives; and
- set compensation and incentive levels that reflect competitive market practices.

We are asking our stockholders to indicate their support for our named executive officer compensation program as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the named executive officer compensation, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and the related tabular and narrative disclosures."

The affirmative vote of the majority of shares present in person or represented by proxy at the annual meeting and entitled to vote is required for the approval of this proposal.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote FOR approval, on an advisory basis, of the compensation programs of our named executive officers, pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and the related tabular and narrative disclosures.

PROPOSAL NO. 5
ADVISORY VOTE ON THE FREQUENCY OF THE HOLDING OF AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is presenting the following proposal, which gives you as a stockholder the opportunity to inform the Company as to how often you wish the Company to include a proposal, similar to Proposal No. 4 above, in our Proxy Statement. This resolution is required pursuant to Section 14A of the Securities Exchange Act.

Section 14A requires that the Company include a non-binding advisory vote on executive compensation every one, two or three years. After careful consideration of this proposal, our Board of Directors has decided not to make a recommendation as to whether the advisory vote on executive compensation should occur every one, two or three years.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years or three years when you vote in response to the resolution set forth below.

"RESOLVED, that a non-binding advisory vote of the stockholders to approve, on an advisory basis, the compensation of the Company's executive officers, be held at an Annual Meeting of the Stockholders, beginning with the 2011 Annual Meeting of the Stockholders, (1) every one year, (2) every two years or (3) every three years."

The option of one year, two years, or three years that receives the highest number of votes cast by stockholders will be considered as the frequency for the non-binding advisory vote on executive compensation that has been selected by stockholders. However, because the vote is advisory and not binding on the Board of Directors or the Company in any way, the Board may decide that it is in the best interests of the stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option that receives the highest number of votes by our stockholders.

PROPOSAL NO. 6
STOCKHOLDER PROPOSAL
MAJORITY VOTE STANDARD FOR DIRECTOR ELECTIONS

The following proposal was submitted to Baker Hughes by the United Brotherhood of Carpenters Pension Fund (with an address of 101 Constitution Avenue, N.W., Washington D.C. 20001) who is the owner of 6,531 shares of the Company's Common Stock, and is included in this Proxy Statement in compliance with SEC rules and regulations. The proposed resolution and supporting statement, for which the Board of Directors and the Company accept no responsibility, are set forth below.

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Baker Hughes Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: Baker Hughes' Board of Directors should establish a majority vote standard in director elections in order to provide shareholders a meaningful role in these important elections. The proposed majority vote standard requires that a director nominee receive a majority of the votes cast in an election in order to be formally elected. Under the Company's current plurality standard, a board nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. We believe that a majority vote standard in board elections establishes a challenging vote standard for board nominees, enhances board accountability, and improves the performance of boards and individual directors.

Over the past five years, a significant majority of companies in the S&P 500 Index has adopted a majority vote standard in company bylaws, articles of incorporation, or charter. These companies have also adopted a director resignation policy that establishes a board-centered post-election process to determine the status of any director nominee that is not elected. This dramatic move to a majority vote standard is in direct response to strong shareholder demand for a meaningful role in director elections. However, Baker Hughes has responded only partially to the call for change, simply adopting a post-election director resignation policy that sets procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. The plurality vote standard remains in place.

Baker Hughes' Board of Directors has not acted to establish a majority vote standard, retaining its plurality vote standard, despite the fact that many of the self-identified peer companies including Anadarko Petroleum Corporation, Apache Corporation, Halliburton Corporation, National Oilwell Varco, Inc., Schlumberger Limited, and Smith International, Inc. have adopted majority voting. The Board should take this critical first step in establishing a meaningful majority vote standard. With a majority vote standard in place, the Board can then act to refashion its director resignation policy to address the status of unelected directors. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors at Baker Hughes, while reserving for the Board an important post-election role in determining the continued status of an unelected director. We urge the Board to join the mainstream of major U.S. companies and establish a majority vote standard.

Recommendation of the Board of Directors

The Board of Directors recommends a vote <u>AGAINST</u> the approval of the stockholder proposal regarding a director election majority vote standard for these reasons:

Opposition Statement of the Company: The Board of Directors is committed to strong corporate governance and it is its fiduciary duty to act in the best interests of the Company's stockholders. The Board has consistently and continuously demonstrated its commitment to good governance, including the adoption of the Director Resignation Policy described below and taking the action necessary to declassify the Board. The proposal at issue would not further enhance the ability of stockholders to impact the outcome of director elections. In addition, our stockholders decided against this proposal at the 2010 Annual Meeting. This same proposal received 37% support at the 2010 Annual Meeting while 55% of the votes cast were against the proposal and 8% either abstained or were broker non-votes.

Baker Hughes is incorporated under the laws of Delaware, and stockholders currently elect its directors by plurality voting. Plurality voting is the normal standard under Delaware law and has long been the accepted standard among most public companies. Consequently, the rules governing plurality voting are well established and understood.

The Board is proactive in ensuring that it remains familiar with corporate governance developments including those pertaining to majority voting in the election of directors. As a result, the Board has already addressed the concerns expressed in the proposal at issue. In particular, during 2005 the Board adopted a policy (Director Resignation Policy) which is set forth in the Company's Corporate Governance Guidelines at *www.bakerhughes.com/investor*. Under the Director Resignation Policy any director nominee who receives a greater number of votes "withheld" than votes "for" such election shall submit his or her offer of resignation. The Governance Committee will then consider all of the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation. The Board has also amended the Company's Bylaws to incorporate this policy.

We believe that this existing Director Resignation Policy provides stockholders with a meaningful and significant voice in the election of directors, while preserving the Board's ability to exercise its independent judgment in a way that best serves the interests of both the Company and the stockholders. It provides for a detailed case-by-case analysis. By allowing stockholders to express their preferences regarding director nominees, the Director Resignation Policy already accomplishes the primary objective of the proposal at issue, and therefore the adoption of a majority vote standard is unnecessary. In addition, stockholders of other public companies have rejected similar stockholder proposals when those companies followed a policy similar to the Baker Hughes Director Resignation Policy.

The stockholder proposal's characterization of our plurality voting standard, particularly the statement that a director could be elected with a single vote, is misleading as well as highly unrealistic. As an example, in the past 10 years, the average affirmative vote for directors has been close to 90% of the shares voted through the plurality voting process with no director receiving less than 84% of the votes cast. As a result, the adoption of a majority voting standard would not have affected the outcome of the elections in any of these years. Not only have our directors historically received high levels of support, but, we also maintain a comprehensive director nomination and election process. The nomination and election process has been instrumental in the construction of a Board that is comprised of highly qualified directors from diverse backgrounds. In addition, other than Messrs. Deaton, Nichols and Stewart, all director nominees are independent as defined under the New York Stock Exchange listing standards. Because our stockholders have a history of electing highly qualified and independent directors using a plurality voting system, a change in the director election process is neither necessary nor appropriate in order to enhance the Company's corporate governance.

In evaluating this proposal, the Board has determined that the Director Resignation Policy incorporated in the Company's Bylaws and our Corporate Governance Guidelines allow the Board to consider and address stockholder concerns without creating undue uncertainty. In contrast, the stockholder proposal does not address what would occur if a candidate fails to receive the requisite majority vote. Under Delaware law and Baker Hughes' Bylaws, the possible scenarios include an incumbent director remaining in office until a successor is elected and qualified, the Board of Directors electing a director to fill a vacancy, or the position remaining vacant. All of these alternatives, in the view of Baker Hughes' Board of Directors are less desirable than the current system which allows for election of directors by plurality vote subject to the Director Resignation Policy. Notwithstanding these prior actions, the Board of Directors will continue to monitor the majority vote issue and will take additional necessary steps in the future consistent with the Company's commitment to act in the best interests of our stockholders.

The Board of Directors believes that adherence to sound corporate governance policies and practices is key to ensuring that the Company is governed and managed with the highest standards of responsibility, ethics and integrity and in the best interests of our stockholders. The existing director election policies in place adhere to these standards as well as provide stockholders with a meaningful and significant voice in the election of directors. Additionally, the proposal at issue was soundly rejected at our 2010 Annual Meeting. For these reasons and the reasons presented above, the Board does not believe that the proposal is in the best interests of the Company or our stockholders.

For the foregoing reasons, the Board of Directors recommends a vote AGAINST the approval of the Stockholder Proposal regarding a director election majority vote standard.

ANNUAL REPORT

The 2010 Annual Report on Form 10-K of the Company (the "Annual Report"), which includes audited financial statements for the fiscal year ended December 31, 2010, accompanies this Proxy Statement only if you have requested that a copy of this Proxy Statement be mailed to you. The Annual Report also is available electronically by following the instructions in the E-Proxy Notice, as described in the "Proxy Statement – Information About the Notice of Internet Availability of Proxy Materials" section of this Proxy Statement. However, the Annual Report is not part of the proxy soliciting information.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement is incorporated by reference into any other filing by Baker Hughes under the Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report" and "Audit/Ethics Committee Report" (to the extent permitted by the rules of the SEC) as well as the annexes to this Proxy Statement, will not be deemed incorporated unless specifically provided otherwise in such filing. Information contained on or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement or any other filing that we make with the SEC.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2012 Annual Meeting must be received by the Company by November 14, 2011 to be properly brought before the 2012 Annual Meeting and to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting. Such proposals should be mailed to the Company's Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. Nominations of directors by stockholders must be received by the Chairperson of the Governance Committee of the Company's Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019 between October 13, 2011 and November 14, 2011 to be properly nominated before the 2012 Annual Meeting, although the Company is not required to include such nominees in its Proxy Statement.

OTHER MATTERS

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

ANNEX A

BAKER HUGHES INCORPORATED CORPORATE GOVERNANCE GUIDELINES

(As Amended February 24, 2011)

These Baker Hughes Incorporated Corporate Governance Guidelines are established by the Board of Directors ("Board") as the principles for conduct of the Company's business affairs to benefit its stockholders.

Board

The responsibility of the members of the Board is to exercise their business judgment to act in what they reasonably believe to be in the best interest of the Company and its stockholders. In addition to the Board's general oversight of management's performance of its responsibilities, the principal functions of the Board acting directly or through its Committees (as defined in "Committees of the Board") include:

- Providing effective oversight of the governance of the affairs of the Company in order to maximize long-term benefit to the stockholders
- Maintaining a viable succession plan for the office of the Chief Executive Officer ("CEO") of the Company and other members of senior management
- Evaluating the performance of the Board and identifying and recruiting new members for the Board
- Reviewing and approving long-term business plans
- Appointing, approving the compensation and overseeing the work of the independent auditors
- Overseeing certain compliance related issues, including accounting, internal audit, disclosure controls and internal controls, enterprise risk management and environmental policies
- Reviewing quarterly earnings release and quarterly and annual financial statements to be filed with the Securities and Exchange Commission ("SEC")
- Evaluating and setting the compensation of the CEO and other members of senior management
- Adopting an appropriate governance policy

Selection and Qualification of Directors – The Governance Committee will annually assess the needs of the Company and the Board in order to recommend to the Board the director candidates who will further the goals of the Company in representing the long-term interests of the stockholders. In particular, the Governance Committee will assess the special skills, expertise and backgrounds relevant to the Company's business to determine whether or not a candidate has the character traits and breadth of business knowledge to make him or her an effective director, based on previously established criteria, as described in Exhibit A, "Guidelines for Membership on the Board of Directors." The Governance Committee will annually assess the contributions of the directors whose terms expire at the next Annual Meeting of Stockholders and recommend to the Board if they should be nominated for re-election by stockholders. The Board will propose a slate of nominees to the stockholders for election to the Board at the next Annual Meeting, as described in Exhibit B, "Selection Process for New Board of Directors Candidates."

Independence – The Board will be comprised of a majority of directors who qualify as independent directors under the listing standards of the New York Stock Exchange ("NYSE"), as described in Exhibit C, "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert." Annually, the Board will review the relationship that each director has with the Company to determine that the director has no material relationship with the Company, its affiliates or any member of the senior management of the Company, subject to additional qualifications prescribed under the listing standards of the New York Stock Exchange. The Company will not make any personal loans or extensions of credit to directors or executive officers.

Size and Term of the Board – In accordance with the Company's Bylaws, the Board determines the number of directors on the Board, which currently will consist of not more than 11 directors. In accordance with the Company's Restated Certificate of Incorporation, at each Annual Meeting of Stockholders, directors shall be elected for a term of one year ending on the date of the Annual Meeting of Stockholders following the annual meeting at which the directors were elected and will serve until their successors are elected and qualified or until his or her earlier death, retirement, resignation or removal. Stockholders may propose nominees for consideration by the Governance Committee, as described in Exhibit D, "Policy and Submission Procedures for Stockholder Recommended Director Candidates," by submitting within the prescribed time period the name and supporting information to: Chairman, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or to the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019-2118 to be properly nominated before the next Annual Meeting of Stockholders, although the Company is not required to include such nominees in its proxy statement. Between such annual meetings, the Board may elect directors to serve until the next annual meeting.

Voting for Directors – Any nominee for director in an uncontested election who receives a "withhold" vote representing a majority of the votes cast for his or her election will be required to submit a letter of resignation to the Governance Committee of the Board of Directors. The Governance Committee will consider all of the relevant facts and circumstances and recommend to the Board of Directors whether or not the resignation should be accepted. For the purposes of this Section, an "uncontested election" shall mean an election in which the number of nominees as of the record date for the meeting at which directors are to be elected does not exceed the number of directors to be elected at such meeting.

Director Orientation and Continuing Education – The Governance Committee will periodically review and recommend to the Board a director orientation program that includes an initial and continuing orientations providing the director with comprehensive information about the Company's business, one-on-one meetings with senior management and other officers of the Company, an overview of the Director Reference Manual and tours of the Company's operations. The directors will be provided with continuing education materials covering upcoming seminars and conferences.

Independent Advisors – The Board and the Committees of the Board have the right at any time to retain independent outside financial, legal or other advisors.

Executive Sessions – The Board will meet in executive session with the CEO after each Board meeting. In addition, the independent directors of the Company will meet in executive session following each regularly scheduled Board meeting without any inside director or Company executives present. These executive session discussions may include any topic relevant to the business affairs of the Company as determined by the independent directors.

Lead Director – The Governance Committee will review and recommend to the Board a director to serve as Lead Director during executive sessions of the independent members of the Board. The Lead Director will be elected by the independent members of the Board; preside at all meeting of the Board of Directors at which the Chairman is not present, including executive sessions of independent directors; serve as liaison between the Chairman and the independent directors; have the authority to call meetings of the independent directors; consult with the Chairman on agendas for Board meeting and other matters pertinent to the Company and the Board.

Stockholder Communications – In order to provide the stockholders of the Company and other interested parties with a direct and open line of communication to the Company's Board, procedures have been established, as described in Exhibit E, "Stockholder Communications with the Board of Directors."

Termination of Director Status – In accordance with the Company's Bylaws, a non-management director shall not stand for reelection as a director of the Company at the Annual Meeting following any of the occurrences set forth below. The following provisions may be waived by the Board (excluding the affected director) if the Board determines that such waiver would be in the best interest of the Company and its stockholders.

Retirement – The director's 72nd birthday.

Attendance – Any fiscal year in which a director fails to attend at least 66% of the meetings of the Board and any Committees of the Board on which the director serves.

Termination of Inside Director Status – In accordance with the Company's Bylaws, an inside director must resign from the Board (i) at the time of any diminution of his or her responsibilities as an officer; (ii) at the time of termination of employment by the Company for any reason; or (iii) on the director's 72nd birthday.

Conflict of Interest – The Board expects each director, as well as senior management and employees, to act ethically at all times. Non-management directors may not serve on more than four other boards of publicly listed companies in addition to the Company's Board of Directors. No officer of the Company may serve on a board of any company having a present or retired employee on the company's Board. Additionally, officers of the Company may not serve as directors of any other publicly-held companies without the approval of the Governance Committee. The CEO may serve on no more than three boards of publicly-held companies, while other officers may serve on no more than one board of a publicly-held company or for profit company. Members of Audit/Ethics Committee of the Board may not simultaneously serve on the audit committees of more than three public companies. If a non-management director serving on the Company's Board is asked to join another board of directors, prior notice shall be given to the Chairman of the Governance Committee and the Corporate Secretary of the Company. If an actual or potential conflict of interest arises for a director or senior management, the individual shall promptly inform the CEO or the Board. Any waivers of the Company's Business Code of Conduct for a director or senior management will be determined by the Board or its designated Committee and will be publicly disclosed.

Board Compensation and Evaluation Procedures

Compensation – The Governance Committee will annually review compensation to determine director compensation and recommend any changes to the Board.

Company Stock Ownership – Each non-management director is expected to own at least four times his or her annual retainer in Company Common Stock. Such ownership level should be obtained within a reasonable period of time following the director's election to the Board.

Evaluation – Any independent director may at any time provide the Chairman of the Governance Committee an evaluation of another independent director. Questions and observations regarding the evaluation of an independent director will be referred, as necessary, to the Lead Director. The independent directors will perform an annual evaluation on the performance and effectiveness of the Audit/Ethics Committee in accordance with the regulations of the Public Company Accounting Oversight Board.

Board Functions

Board Meetings – The Board will hold five regular meetings per year to handle recurring business, with special meetings called as appropriate. Directors are expected to attend all scheduled Board and Committee meetings.

Special Meetings – The number of scheduled Board meetings will vary with circumstances and special meetings will be called as necessary.

Annual Meetings of Stockholders – The Company's Annual Meeting of Stockholders provides an opportunity each year for stockholders to ask questions of or otherwise communicate directly with members of the Company's Board on matters relevant to the Company. It is the Company's policy to request and encourage all of the Company's directors and nominees for election as directors to attend in person the Annual Meeting of Stockholders.

Agenda Items – The Chairman will be responsible for setting the agenda for and presiding over the Board meetings. Individual directors are encouraged to contact the Chairman with respect to any proposed agenda items that the director believes should be on the agenda. The Corporate Secretary will endeavor to timely provide to the directors all written Board materials to be covered in regular meetings prior thereto.

Committees of the Board

The Board has constituted five standing Committees: Governance Committee, Audit/Ethics Committee, Compensation Committee, Finance Committee and Executive Committee. The Governance, Audit/Ethics and Compensation Committees are comprised solely of independent directors. The Chairman of the Board serves on the Executive Committee. Any non-management member of the Board may attend any Committee meeting with approval of its chairman as an observer.

The Governance Committee annually proposes Committee assignments and chairmanships to the Board. Each Committee is elected by the Board, including the designation by the Board of one person to serve as Chairman of each Committee. On an annual basis, each Committee shall perform an evaluation of the Committee and its activities.

Governance Committee

Purpose: The Committee's purpose is to develop and recommend to the Board a set of corporate governance principles applicable to the Company ("Corporate Governance Guidelines") and to oversee compliance with, conduct reviews of and recommend appropriate modifications to such Corporate Governance Guidelines.

Principal Responsibilities: The Committee will have the oversight responsibility for recruiting and recommending candidates for election to the Board, with advice of the Company's Chairman and CEO. The Committee will periodically conduct a review of criteria for Board membership against current needs of the Board to ensure timeliness of the criteria. The Committee will also be responsible for monitoring compliance with these Corporate Governance Guidelines adopted by the Board, and updating such guidelines when appropriate. The Committee will also review and recommend to the Board the annual retainer for members of the Board and Committees of the Board. The Committee's Charter shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three nor more than six of its independent directors. All members of the Committee will be independent, as that term is defined in the NYSE corporate governance listing standards.

Meetings: The Committee will meet at least two times per year as determined by the Board with special meetings called by the Board or the Committee as necessary.

Audit/Ethics Committee

Purpose: The Committee's purpose is to assist the Board with oversight of: (i) the integrity of the Company's financial statements and reporting system, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence and (iv) the performance of the Company's internal audit function and independent auditors. The Committee shall also prepare the Audit/Ethics Committee Report to be included in the Company's proxy statement for the Annual Meeting of Stockholders, conduct an annual self-evaluation and carry out the duties and responsibilities set forth in its Charter.

Principal Responsibilities: The principal responsibilities of the Committee are: (i) to provide assistance to the Board in fulfilling its responsibility in matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's internal controls over financial reporting and disclosure controls and procedures; and the quality and integrity of the financial statements of the Company; and (ii) to oversee the Company's compliance programs. The independent auditor is ultimately accountable to the Board and the Committee, as representatives of the Company's stockholders, and shall report directly to the Committee. The Committee has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor. The Committee shall conduct or authorize investigations into any matters within its scope of responsibilities.

The Committee shall engage independent counsel and other advisors, as the Committee deems necessary to carry out its duties. The Committee has the sole authority to approve the fees paid to any independent advisor retained by the Committee, and the Company will provide funding for such payments. The Company shall provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee will review the composition, expertise and availability of the Committee members on an annual basis. The Committee will also perform a self-evaluation of the Committee and its activities on an annual basis. The Committee will meet in executive session at each regularly scheduled meeting, including separate, private meetings with the independent auditors, internal auditors, general counsel and compliance officer. The Committee's Charter shall be posted on the Company's website.

The Committee's compliance responsibilities will include the recommendation of and monitoring of compliance with the Company's Business Code of Conduct and Foreign Corrupt Practices Act Policy, establishing formal procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters, (ii) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters, and (iii) the protection of reporting employees from retaliation as described in Exhibit F, "Procedures for the Receipt, Retention and Treatment of Complaints"; reviewing in conjunction with counsel (i) any legal matters that could have significant impact on the organization's financial statements; (ii) correspondence and material inquiries received from regulators or governmental agencies; and (iii) all matters relating to the ethics of the Company and its subsidiaries; coordinate the Company's compliance with inquiries from any government officials concerning legal compliance in the areas covered by the Business Code of Conduct and the Foreign Corrupt Practices Act Policy; and review the Company's compliance with its environmental policy on an annual basis. The Committee's Charter shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three independent directors who are (i) independent (as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the regulations thereunder and the NYSE) and (ii) financially literate (as interpreted by the Board in its business judgment). Such Committee members may not simultaneously serve on the audit committee of more than three publicly-held companies. At least one member of the Committee will have accounting or related financial management expertise and at least one member of the Committee will be an "audit committee financial expert," as defined by the SEC. The audit committee financial expert must have: an understanding of GAAP and financial statements; experience in the (a) preparation, auditing, analyzing or evaluating of financial statements of generally comparable issuers and (b) application of such principles in connection with the accounting for estimates, accruals and reserves; an understanding of internal accounting controls and procedures for financial reporting; and an understanding of audit committee functions.

Meetings: The Committee meets at least five times per year as determined by the Board, with special meetings called by the Board or the Committee as necessary.

Compensation Committee

Purpose: The purpose of the Compensation Committee will be to discharge the Board's responsibilities relating to compensation of the Company's executives. The Committee will have overall responsibility for reviewing and evaluating and, as applicable, approving the officer compensation plans of the Company. It is also the purpose of the Committee to produce an annual report on executive compensation for inclusion in the Company's proxy statement for the Annual Meeting of Stockholders.

Principal Responsibilities: The principal responsibility of the Committee will be to ensure that the senior executives of the Company are compensated effectively in a manner consistent with the stated compensation strategy of the Company, internal equity considerations and competitive practice. The Committee will also communicate to the stockholders of the Company, the Company's compensation policies and the reasoning behind such policies as required by the rules and regulations of the SEC. These responsibilities include reviewing from time to time and approving the Company's stated compensation strategy to ensure that management is rewarded appropriately for its contributions to Company growth and profitability and that the executive compensation strategy supports organization objectives and stockholder interests; reviewing compensation programs to determine if there are potential risks in the programs; reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those goals and objectives, and determining the CEO's compensation level based on this evaluation; reviewing annually and determining the individual elements of total compensation of the CEO, including annual salary, annual bonus and long-term incentive compensation, and reporting such determination to the Board, provided, however, that the salary, bonus and other long-term incentive compensation will be subject to the approval of the Board. The Committee also reviews the outcome of the stockholder advisory vote on senior executive compensation when making future compensation decisions for executive officers. The Committee reviews with the CEO matters relating to management succession. The Committee's Charter shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three nor more than six of its independent directors. Such directors will meet the requirements for "independent" pursuant to the listing standards of the NYSE and shall meet the requirements for "disinterested independent directors" pursuant to Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

Meetings: The Committee will meet at least three times per year as determined by the Board.

Finance Committee

Purpose: The Committee's purpose will be to review and monitor the financial structure of the Company to determine that it is consistent with the Company's requirements for growth and fiscally sound operation.

Principal Responsibilities: The Committee will be responsible for the review and approval of (i) public offerings; (ii) debt and other financings; (iii) dividend policy and changes in the rate of dividend; and (iv) budget and long-range plans. In addition the Committee will periodically review the Company's activities with credit rating agencies, its policy governing approval levels for capital expenditures and funding thereof and its insurance programs. The Committee's Charter shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three independent directors.

Meetings: The Committee will meet at least two times per year as determined by the Board with special meetings called by the Board or the Committee as necessary.

Executive Committee

Principal Responsibilities: The Committee will act in the stead of the Board during intervals between Board meetings and may exercise all of the authority of the Board in the business and affairs of the Company, except where action by the full Board is specifically required. More specifically, the Committee will be responsible for advising and aiding the officers of the Company in all matters concerning its interests and the management of its business. When the Board is not in session, the Committee has and may exercise all the powers of the Board, so far as such may be delegated legally, with reference to the conduct of the business of the Company, except that the Committee will not take any action to amend the Restated Certificate of Incorporation or the Bylaws, to amend its Charter, to elect Directors to fill vacancies on the Board, to fix the compensation of Directors for service in any capacity, to fill vacancies on the Committee or change its membership, to elect or remove officers of the Company or to declare dividends. The Committee's Charter shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three directors, a majority of which shall be independent and one of which shall be the Chairman of the Board. The Chairman of the Board shall serve as the Chairman of the Committee unless the Board elects a different director to serve as Chairman. In the absence of the Chairman of the Committee, the Lead Director of the Board will serve as Chairman of the meeting.

Meetings: The Committee will meet from time to time during the year, as needed.

Interaction with Management

Evaluation of the CEO – The Compensation Committee with input from the Board will annually review and approve corporate goals and objectives relevant to the CEO's compensation, evaluate the CEO's performance in light of such goals and objectives, and determine the CEO's compensation level based on this evaluation and other relevant information. The Committee shall also review annually and determine the individual elements of total compensation of the CEO, including annual salary, annual bonus and long-term incentive compensation and report such determination to the Board, provided, however, that the annual salary, annual bonus and long-term incentive compensation shall be subject to the approval of the Board.

Succession Planning – The Board and the Compensation Committee share the responsibility for succession planning. The Committee shall maintain and review with the Board a list for the Board of potential successors to the CEO. The Chairman shall review management succession planning with the Compensation Committee on an annual basis, and provide a report to the Board.

Attendance at Board & Committee Meetings – The Chairman will routinely invite senior management to attend Board meetings. The Board or any Committee may request the presence of any Company employee at any Board or Committee meeting. In addition, the Chairman will invite such other managers and outside experts to the Board meetings in situations where such persons can aid the Board in its deliberations.

Access to Management – Directors will have complete access to management and management will be available to the Board with respect to any questions regarding Company issues.

Interpretation of Guidelines

These Guidelines provide a framework for governance of the Company and the Board. The Board recognizes that situations may dictate variations from the Guidelines in order to respond to business changes and the needs of the stockholders. In addition, the Guidelines shall be revised and updated from time-to-time. Accordingly, the Guidelines do not constitute invariable rules nor shall they preclude the Board from acting in variance thereto at any time in the future.

The Board endorses and supports the Company's Core Values and Keys for Success:

Core Values

Integrity:

We believe integrity is the foundation of our individual and corporate actions that drives an organization of which we are proud.

- We are a responsible corporate citizen committed to the health and safety of people, protection of the environment, and compliance with laws, regulations, and company policies.
- We are honest, trustworthy, respectful and ethical in our actions.
- We honor our commitments.
- We are accountable for our actions, successes and failures.

Teamwork:

We believe teamwork leverages our individual strengths.

- We are committed to common goals.
- We expect everyone to actively participate on the BHI team.
- We openly communicate up, down, and across the organization.
- We value the diversity of our workforce.
- We willingly share our resources.

Performance:

We believe performance excellence will drive the results that differentiate us from our competitors.

- We focus on what is important.
- We establish and communicate clear expectations.
- We relentlessly pursue success.
- We strive for flawless execution.
- We work hard, celebrate our successes and learn from our failures.
- We continuously look for new ways to improve our products, services and processes.

Learning:

We believe a learning environment is the way to achieve the full potential of each individual and the company.

- We expect development throughout each individual's career by a combination of individual and company commitment.
- We learn from sharing past decisions and actions, both good and bad, to continuously improve performance.
- We improve by benchmarking and adopting best practices.

Keys to Success

People contributing at their full potential.
Everyone can make a difference.

- We understand our priorities and performance goals.
- We drive to do our part every day.
- We support new ideas and take appropriate risks.
- We take action to find and correct problems.
- We commend each other on a job well done.

Delivering unmatched value to our customers.

- We make it easy for customers to do business with us.
- We listen to our customers and understand their needs.
- We plan ahead to deliver innovative, cost-effective solutions.
- We are dedicated to safe, flawless execution and top quality results.

Being cost efficient in everything we do.

- We maintain a competitive cost structure for the long-term.
- We utilize shared services to control cost for the enterprise.
- We seek the best value for Baker Hughes in our relationships with suppliers.
- We ruthlessly eliminate waste without compromising safety or quality.

Employing our resources effectively.

- We assign our people where they can make the biggest contribution.
- We allocate our investments to leverage the best opportunities for Baker Hughes.
- We handle company assets as if they were our own.
- We manage our balance sheet to enhance return on investment.

EXHIBIT A

BAKER HUGHES INCORPORATED GUIDELINES FOR MEMBERSHIP ON THE BOARD OF DIRECTORS

(As Amended February 24, 2011)

These Guidelines set forth the policies of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") regarding Board membership. These Guidelines shall be implemented by the Governance Committee of the Board with such modifications as it deems appropriate. The Governance Committee will consider candidates based upon:

- The size and existing composition of the Board
- The number and qualifications of candidates
- The benefit of continuity on the Board
- The relevance of the candidate's background and experience to current and foreseeable business of the Company.

1. Criteria for Selection

In filling director vacancies on the Board, the Governance Committee will strive to:

A) Recommend candidates for director positions who will help create a collective membership on the Board with varied experience and perspective and who:

i) Have demonstrated leadership, and significant experience in an area of endeavor such as business, finance, law, public service, banking or academia;

ii) Comprehend the role of a public company director, particularly the fiduciary obligations owed to the Company and its stockholders;

iii) Have relevant expertise and experience, and are able to offer advice and guidance based upon that expertise;

iv) Have a substantive understanding of domestic considerations and geopolitics, especially those pertaining to the service sector of the oil and gas and energy related industries;

v) Will dedicate sufficient time to Company business;

vi) Exhibit integrity, sound business judgment and support for the Core Values of the Company;

vii) Understand financial statements;

viii) Are independent as defined by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange;

ix) Support the ideals of the Company's Business Code of Conduct and are not engaged in any activity adverse to, or do not serve on the board of another company whose interests are adverse to, or in conflict with the Company's interests;

x) Possess the ability to oversee, as a director, the affairs of the Company for the benefit of its stockholders while keeping in perspective the interests of the Company's customers, employees and the public; and

xi) Are able to exercise sound business judgment.

B) Maintain a Board that reflects diversity, including but not limited to gender, ethnicity, background, country of citizenship and experience.

2. Age & Attendance

The Board will not nominate any person to serve as a director who has attained the age of 72. No director shall stand for re-election in any fiscal year in which a director fails to attend at least 66% of the meetings of the Board and any Committees of the Board on which the director serves. These provisions may be waived by the Board (excluding the affected director) if the Board determines that such waiver would be in the best interest of the Company and its stockholders.

3. AUDIT/ETHICS COMMITTEE

The Governance Committee believes that it is desirable that one or more members of the Company's Audit/Ethics Committee possess those qualities and skills such that they qualify as an Audit Committee Financial Expert, as defined by SEC rules and regulations.

4. Significant Change in Occupation or Employment

A non-management director who has a significant change in occupation or retires from his or her principal employment or position will promptly notify the Governance Committee. The Governance Committee will consider such change in determining if it is in the best interests of the Company to nominate such person to stand for reelection as a director at the Company's next Annual Meeting of Stockholders.

5. Board Review and Assessments

Each year the members of the Board will participate in a review and assessment of the Board and of each committee. In connection with such reviews, or at any other time, a director with concerns regarding the performance, attendance, potential conflicts of interest, or any other concern respecting any other director shall report such concerns to the Chairman of the Governance Committee. The Chairman of the Governance Committee, in consultation with such other directors as he or she deems appropriate will determine how such concerns should be investigated and reported to members of the Governance Committee who are not the director in question ("Independent Non-Management Committee Members"). If the Independent Non-Management Committee Members conclude that the director is not fulfilling his or her duties, they will determine what actions should be taken. Such actions may include, without limitation, the Chairman of the Board, the lead director or another Board member discussing the situation with the director in question, identifying what steps are required to improve performance, or, if appropriate, requesting that the director resign from the Board.

EXHIBIT B

BAKER HUGHES INCORPORATED SELECTION PROCESS FOR NEW BOARD OF DIRECTORS CANDIDATES

Baker Hughes Incorporated ("Company") has established the following process for the selection of new candidates for the Company's Board of Directors ("Board"). The Board or the Company's Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates.

1. Chairman/CEO, the Governance Committee, or other Board members identify a need to fill vacancies or add newly created directorships.
2. Chairman of the Governance Committee initiates search, working with staff support and seeking input from the Board members and senior management, and hiring a search firm or obtaining advice from legal or other advisors, if necessary.
3. Candidates, including any candidates properly proposed by stockholders in accordance with the Company's Bylaws, that satisfy criteria as described in the Company's "Guidelines For Membership on the Board of Directors" or otherwise qualify for membership on the Board, are identified and presented to the Governance Committee.
4. Determine if the Governance Committee members, Board members or senior management have a basis to initiate contact with preferred candidates; or if appropriate, utilize a search firm.
5. Chairman/CEO and at least one member of the Governance Committee interviews prospective candidate(s).
6. Full Board to be kept informed of progress.
7. The Governance Committee meets to consider and approve final candidate(s) (conduct interviews as necessary).
8. The Governance Committee will propose to the full Board candidates for Board membership to fill vacancies, or to stand for election at the next Annual Meeting of Stockholders.

EXHIBIT C

BAKER HUGHES INCORPORATED POLICY FOR DIRECTOR INDEPENDENCE, AUDIT/ETHICS COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

(As Amended October 23, 2008)

INDEPENDENCE

I. Introduction

A member of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") shall be deemed independent pursuant to this Policy of the Board, only if the Board affirmatively determines that (1) such director meets the standards set forth in Section II below, and (2) the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making its determination, the Board shall broadly consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

Each director of the Company's Audit/Ethics Committee, Governance Committee and Compensation Committee must be independent. A director who is a member of the Company's Audit/Ethics Committee is also required to meet the criteria set forth below in Section III. These standards shall be implemented by the Governance Committee with such modifications as it deems appropriate.

II. Standards for Director Independence

1. A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationship. Employment as an interim Chairman or CEO shall not disqualify a director from being considered independent following that employment.
2. A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation. Compensation received by a director for former service as an interim Chairman or CEO need not be considered in determining independence under this test. Compensation received by an immediate family member for service as a non-executive employee of the Company need not be considered in determining independence under this test.
3. A director who is affiliated with or employed by a present or former internal or external auditor of the Company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship. A director, however, is still considered independent if the director's immediate family member currently works for the company's auditor, as long as the immediate family member is not a

partner of the company's auditor or is not personally involved (and has not been personally involved for the past three years) in the company's audit.

4. A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.
5. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of the consolidated gross revenues of such other company employing such executive officer or employee, is not "independent" until three years after falling below such threshold.[1]

III. Standards for Audit/Ethics Committee Members

1. A director who is a member of the Audit/Ethics Committee other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service).

   Indirect acceptance of compensatory payments includes: (1) payments to spouses, minor children or stepchildren, or children or stepchildren sharing a household with the member; or (2) payments accepted by an entity in which such member is a partner, member, officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company.
2. A director, who is a member of the Audit/Ethics Committee may not, other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, be an affiliated person of the Company or any subsidiary thereof.
3. A member of the Audit/Ethics Committee may not simultaneously serve on the audit committees of more than two other public companies in addition to the Company.

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[1] In applying this test, both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between the Company and the director or immediate family member's current employer; the Company need not consider former employment of the director or immediate family member. Charitable organizations shall not be considered "companies" for purposes of this test, provided however that the Company shall disclose in its annual proxy statement any charitable contributions made by the Company to any charitable organization in which a director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues.

IV. Definitions

An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's household. When considering the application of the three year period referred to in each of paragraphs II.1 through II.5 above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

The "Company" includes any subsidiary in a consolidated group with the Company.

AUDIT/ETHICS COMMITTEE FINANCIAL EXPERT QUALIFICATIONS

The Company believes that it is desirable that one or more members of the Audit/Ethics Committee possess such qualities and skills such that they qualify as an Audit Committee Financial Expert as defined by the Securities and Exchange Commission ("SEC").

1. The SEC rules define an Audit Committee Financial Expert as a director who has the following attributes:
   (a) An understanding of generally accepted accounting principles and financial statements;
   (b) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
   (c) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;
   (d) An understanding of internal controls and procedures for financial reporting; and
   (e) An understanding of audit committee functions.
2. Under SEC rules, a director must have acquired such attributes through any one or more of the following:
   (a) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
   (b) Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
   (c) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
   (d) Other relevant experience.

EXHIBIT D

BAKER HUGHES INCORPORATED

POLICY AND SUBMISSION PROCEDURES FOR STOCKHOLDER RECOMMENDED DIRECTOR CANDIDATES

(As Amended October 23, 2008)

The Governance Committee of Baker Hughes Incorporated ("Company") has established a policy that it will consider director candidates recommended by stockholders. The Company's Board of Directors ("Board") or the Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates. Any such recommendations should be communicated to the Chairman, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or to the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019-2118 and should be accompanied by the types of information as are required under the Company's Bylaws for stockholder nominees.

In summary, the Company's Bylaws provide in substance that:

1. Stockholder nominations shall be made pursuant to timely written notice ("a Nomination Notice"). To be timely, a Nomination Notice must be received by the Secretary not less than 120 days, nor more than 150 days, before the one year anniversary of the date on which the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting of the stockholders.
2. The Nomination Notice shall set forth (a) all information relating to the nominee as required to be disclosed in solicitations of proxies for election of directors, or as otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 or any successor regulation thereto (including such person's written consent to be named in the proxy statement as a nominee and to serve as a director if elected), (b) the nominee's independence, any voting commitments and/or other obligations such person will be bound by as a director, and any material relationships between such person and (1) the nominating stockholder, or (2) the beneficial owner, if any, on whose behalf the nomination is made (each nominating party and each beneficial owner, a "nominating party"), including compensation and financial transactions, (c) the nominating party's name and record address, (d) the class, series, and number of shares of the Company that are owned beneficially and of record, directly or indirectly, by each nominating party, (e) all other related ownership interests directly or indirectly owned beneficially by each nominating party, and (f) any interest of each nominating party in such nomination. At the request of the Board, any person nominated by the Board for election as a director shall furnish to the Corporate Secretary of the Company that information required to be set forth in a stockholder's Nomination Notice that pertains to the nominee.

The foregoing is a generalized summary and the specific requirements of the Bylaws shall control.

EXHIBIT E

BAKER HUGHES INCORPORATED

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

(As Amended October 23, 2008)

In order to provide the stockholders and other interested parties of Baker Hughes Incorporated ("Company") with a direct and open line of communication to the Company's Board of Directors ("Board"), the following procedures have been established for communications to the Board.

Stockholders and other interested persons may communicate with any member of the Board, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, Finance Committee or with the independent non-management directors of the Company as a group, by sending such written communication to the following address:

Corporate Secretary
c/o Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

Stockholders desiring to make candidate recommendations for the Board may do so by submitting nominations to the Company's Governance Committee, in accordance with the Company's Bylaws and "Policy and Submission Procedures For Stockholder Recommended Director Candidates" addressed, as above, to the Corporate Secretary, or to:

Chairman, Governance Committee of the Board of Directors
P.O. Box 4740
Houston, TX 77210-4740

Any written communications received by the Corporate Secretary will be forwarded to the appropriate directors.

EXHIBIT F

BAKER HUGHES INCORPORATED

PROCEDURES FOR THE RECEIPT, RETENTION AND TREATMENT OF COMPLAINTS

(As Amended October 22, 2009)

Sarbanes-Oxley Act Section 301 Requirements

The Sarbanes-Oxley Act of 2002 ("SOX") Section 301 requires that each audit committee establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

Guidelines for Reporting

Complaints or concerns regarding accounting, internal accounting controls or auditing matters may be submitted by employees and/or third parties to the Business Help Line or the Chief Compliance Officer ("CCO"). Concerns received by the Business Help Line, which accepts anonymous submissions, are forwarded to the CCO. All complaints received by the CCO are reviewed and validated and a list of all such items will be provided to the Chairman of the Audit/Ethics Committee. The CCO has an affirmative duty to report all issues for which the CCO has credible evidence of a material or potential violation of any applicable securities laws, fiduciary duty, or similar violation to the Audit/Ethics Committee ("AEC") in a timely manner. The CCO may bring any issue to the attention of the AEC if, in the CCO's opinion, it is necessary and appropriate to inform the AEC.

When the CCO brings an issue to the AEC, the AEC and the CCO will collaboratively discuss the issue and agree to a course of action which may include an internal investigation involving one or more of the CCO, Corporate Security, Human Resources department, Operations, Internal Audit and outside counsel.

The CCO will maintain appropriate records for all issues presented to the AEC and provide updates. The CCO will retain issue related documentation in accordance with the Company's record retention policy.

In the event that a complaint is received concerning the CCO, the complaint will be sent directly to the Chairman of the AEC. The Chairman of the AEC will decide the appropriate course of action.

Third party reporting procedures are posted on the Company's internet website in the Investor Relations-Compliance Section. The reporting protocol for employees is posted on the intranet within the Interchange-Legal Compliance site. In addition to the websites, the Company has a Business Help Line brochure.

No employee shall suffer retaliation in any form for reporting, in good faith, suspected violations of the Business Code of Conduct.

ANNEX B

BAKER HUGHES INCORPORATED CHARTER OF THE AUDIT/ETHICS COMMITTEE OF THE BOARD OF DIRECTORS

(As Amended and Restated October 21, 2009)

The Board of Directors of Baker Hughes Incorporated (the "Company") has heretofore constituted and established an Audit/Ethics Committee (the "Committee") with authority, responsibility and specific duties as described in this Charter. It is intended that this Charter and the composition of the Committee comply with the rules of the New York Stock Exchange (the "NYSE"). This document replaces and supersedes in its entirety the previous Charter of the Committee adopted by the Board of Directors of the Company.

Purpose

The Committee's purpose is to assist the Board of Directors with oversight of: (i) the integrity of the Company's financial statements and financial reporting system, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence and performance and (iv) the performance of the Company's internal audit function. The Committee shall also prepare the report of the Committee to be included in the Company's annual proxy statement, carry out the duties and responsibilities set forth in this Charter and conduct an annual self-evaluation.

Composition

The Committee and Chairman of the Committee shall be elected annually by the Board of Directors and are subject to removal pursuant to the terms of the Company's Bylaws. The Committee shall be comprised of not less than three non-employee Directors who are (i) independent (as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations thereunder and the NYSE) and (ii) financially literate (as interpreted by the Board of Directors in its business judgment). Such Committee members may not simultaneously serve on the audit committee of more than three public companies. At least one member of the Committee shall be an "audit committee financial expert," as defined by the Securities and Exchange Commission ("SEC"). The audit committee financial expert must have: (i) an understanding of GAAP and financial statements; (ii) experience in the (a) preparation, auditing, analyzing or evaluating of financial statements of generally comparable issuers or supervising one or more persons engaged in such activities and (b) applying GAAP principles in connection with the accounting for estimates, accruals and reserves; (iii) an understanding of internal control over financial reporting; and (iv) an understanding of audit committee functions. The Committee may, if appropriate, delegate its authority to subcommittees.

If a member of the Committee ceases to be independent for reasons outside the member's reasonable control, his or her membership on the committee may, if so permitted under then applicable NYSE rules, continue until the earlier of the Company's next annual meeting of stockholders or one year from the occurrence of the event that caused the failure to qualify as independent.

Principal Responsibilities

The principal responsibilities of the Committee are: (i) to provide assistance to the Board of Directors in fulfilling its responsibility in matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's internal controls over financial reporting and disclosure controls and procedures, and the quality and integrity of the financial statements of the Company; and (ii) to oversee the Company's compliance programs. The independent auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the Company's stockholders, and shall report directly to the Committee. The Committee has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor (subject, if applicable, to stockholder ratification). The Committee shall have authority to conduct or authorize investigations into any matters within its scope of responsibilities.

The Committee shall have the authority to engage independent counsel and other advisors, as the Committee deems necessary to carry out its duties. The Committee shall have the sole authority to approve the fees paid to any independent advisor retained by the Committee, and the Company shall provide funding for such payments. In addition, the Company must provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall review the composition, expertise and availability of the Committee members on an annual basis. The Committee shall also perform a self-evaluation of the Committee and its activities on an annual basis.

The Committee shall meet in executive session at each regularly scheduled meeting, including separate, private meetings with the independent registered public accounting firm, corporate auditors, general counsel and compliance officer. The Committee shall also meet in executive session with such other employees as it deems necessary and appropriate.

This Charter is intended to be flexible so that the Committee is able to meet changing conditions. The Committee is authorized to take such further actions as are consistent with the following described responsibilities and to perform such other actions as applicable law, the NYSE, the Company's charter documents and/or the Board of Directors may require. To that end, the Committee shall review and reassess the adequacy of this Charter annually. Any proposed changes shall be put before the Board of Directors for its approval.

With regard to its audit responsibilities, the Committee shall:

- Receive and review reports from the independent registered public accounting firm pursuant to the Sarbanes-Oxley Act of 2002 ("SOX") and Section 10(A)(k) of the Exchange Act regarding: (i) all critical accounting policies and practices being used; (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, and the treatment preferred by the independent registered public accounting firm; and (iii) other material written communications between the independent auditor and management, such as any management letter or schedule of unrecorded audit adjustments.
- On an annual basis, receive and review formal written reports from the independent registered public accounting firm regarding the auditors' independence required by the Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526 "Communication with Audit Committees Concerning Independence," giving consideration to the range of audit and non-audit services performed by them and all their relationships with the Company, as well as a report describing the (i) independent registered public accounting firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities; within the preceding five years with respect to one or more independent audits carried out by the auditors; and (iii) any steps taken to deal with such issues. Conduct an active discussion with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. Select the independent registered public accounting firm to be employed or discharged by the Company. Review and evaluate competence of partners and managers of the independent registered public accounting firm who lead the audit. As required by law, ensure the rotation of the lead audit partner having primary responsibility for the Company's audit and the audit partner responsible for reviewing the audit. Consider whether there should be a rotation of the independent registered public accounting firm. The Committee shall establish hiring policies for the Company of employees or former employees of the independent registered public accounting firm in accordance with the NYSE rules, SOX and as specified by the SEC and review and discuss with management and the independent registered public accounting firm any proposals for hiring any key member of the independent registered public accounting firm's team.
- Prior to commencement of the annual audit, review with management, the corporate auditors and the independent registered public accounting firm the proposed scope of the audit plan and fees, including the areas of business to be examined, the personnel to be assigned to the audit, the procedures to be followed, special areas to be investigated, as well as the program for integration of the independent and internal audit efforts.
- Review policies and procedures for the engagement of the independent registered public accounting firm to provide audit and non-audit services, giving due consideration to whether the independent auditor's performance of non-audit services is compatible with the auditor's independence and review and pre-approve all audit and non-audit fees for such services, subject to the de minimus exception under SOX. With the exception of the annual audit, the Committee may delegate to a member of the Committee the authority to pre-approve all audit and non-audit services with any such decision presented to the full Committee at the next scheduled meeting.

- Review with management and independent registered public accounting firm the accounting and reporting policies and procedures that may be viewed as critical accounting estimates, any improvements, questions of choice and material changes in accounting policies and procedures, including interim accounting, as well as significant accounting, auditing and SEC pronouncements.
- Review with management and the independent registered public accounting firm any financial reporting and disclosure issues, including material correcting adjustments and off-balance sheet financings and relationships, if any. Discuss significant judgment matters made in connection with the preparation of the Company's financial statements and ascertain that any significant disagreements among them have been satisfactorily resolved. Ascertain that no restrictions were placed by management on implementation of the independent or corporate auditors' examinations. Regularly scheduled executive sessions will be held for this purpose.
- Review with management, the corporate auditors and the independent registered public accounting firm the results of (i) the annual audit prior to release of the audited financial statements in the Company's annual report on Form 10-K filed with the SEC, including a review of the MD&A section; and (ii) the quarterly financial statements prior to release in the Company's quarterly report on Form 10-Q filed with the SEC, including a review of the MD&A section. Have management review the Company's financial results with the Board of Directors.
- Review and discuss with management and the independent registered public accounting firm management's report on internal control prior to the filing of the Company's annual report on Form 10-K.
- Establish guidelines with respect to earnings releases and financial information and earnings guidance provided to analysts and rating agencies. The Committee may request a prior review of any annual or quarterly earnings release or earnings guidance and delegate to the Chairman of the Committee the authority to review any such earnings releases and guidance.
- Review with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements and financial reporting system, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent registered public accounting firm or the performance of the internal audit function.
- Review guidelines and policies on enterprise risk management including risk assessment and risk management related to the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
- Annually prepare an audit committee report for inclusion in the Company's proxy statement stating that the Committee has (i) reviewed and discussed the audited financial statements with management; (ii) discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 114; (iii) received a formal written report from the independent registered public accounting firm concerning the auditors' independence required by the PCAOB's Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence" and has discussed with the independent accountant the independent accountant's independence; and (iv) based upon the review and discussion of the audited financial statements with both management and the independent registered public accounting firm, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.
- Cause the Charter to be included periodically in the proxy statement as required by applicable rules.
- Review actions taken by management on the independent registered public accounting firm and corporate auditors' recommendations relating to organization, internal controls and operations.
- Meet separately and periodically with management, the corporate auditors and the independent registered public accounting firm to review the responsibilities, budget and staffing of the Company's internal audit function, the effectiveness of the Company's internal controls, including computerized information systems controls, and security. Review the Company's annual internal audit plan, staffing and budget, and receive regular reports on their activities, including significant findings and management's actions. Review annually the audit of the travel and entertainment expenses of the Company's senior management. Review annually the audit of the travel expenses of the members of the Company's Board of Directors. At least every three years the Committee reviews the Corporate Audit Department Charter. At least every five years the Committee reviews the report received from a qualified, independent audit firm regarding its quality assurance review of the Company's internal audit function.
- Review membership of the Company's Disclosure Control and Internal Control Committee ("DCIC"), the DCIC's scheduled activities and the DCIC's quarterly report. Review on an annual basis the DCIC Charter.
- Receive reports from the CEO and CFO on any material weaknesses and significant deficiencies in the design or operation of certain internal controls over financial reporting and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.
- Review reports, media coverage and similar public information provided to analysts and rating agencies, as the Committee deems appropriate.
- Establish formal procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (ii) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters, and (iii) the protection of reporting employees from retaliation.
- Annually review with the independent registered public accounting firm any audit problems or difficulties and management's response. The Committee must regularly review with the independent auditor any difficulties the auditor encountered in the course of the audit work, including

any restrictions on the scope of the independent registered public accounting firm's activities or access to requested information, and any significant disagreements with management. Among the items the Committee may want to review with the auditors are: any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company.

With regard to its compliance responsibilities, the Committee shall:

- Review policies and procedures that the Company has implemented regarding compliance with applicable federal, state and local laws and regulations, including the Company's Business Code of Conduct and its Foreign Corrupt Practices Act policies. Monitor the effectiveness of these policies and procedures for compliance with the U.S. Federal Sentencing Guidelines, as amended, and institute any changes or revisions to such policies and procedures that may be deemed, warranted or necessary.
- Review in conjunction with counsel (i) any legal matters that could have significant impact on the organization's financial statements; (ii) correspondence and material inquiries received from regulators or governmental agencies; and (iii) all matters relating to the ethics of the Company and its subsidiaries.
- Coordinate the Company's compliance with inquiries from any government officials concerning legal compliance in the areas covered by the Business Code of Conduct and the Foreign Corrupt Practices Act policy.
- Review the Company's compliance with its environmental policy on an annual basis.
- Respond to such other duties as may be assigned to the Committee, from time to time, by the Board of Directors.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits; those are the responsibilities of the independent registered public accounting firm. Further, it is not the Committee's responsibility to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles; those are the responsibilities of management. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations or with Company policies.

Meetings

The Committee will meet at least five times per year as determined by the Board of Directors. Special meetings may be called, as needed, by the Chairman of the Board of Directors or the Chairman of the Committee. The Committee may create subcommittees who shall report to the Committee. The Committee may ask employees, the independent registered public accounting firm, corporate auditors or others whose advice and counsel the Committee deems relevant to attend meetings and provide information to the Committee. The Committee will be available to the independent registered public accounting firm and the corporate auditors of the Company. All meetings of the Committee will be held pursuant to the Bylaws of the Company and written minutes of each meeting will be duly filed in the Company records. Reports of meetings of the Committee shall be made to the Board of Directors at its next regularly scheduled meeting following the Committee meeting accompanied by any recommendations to the Board of Directors approved by the Committee.

ANNEX C

BAKER HUGHES INCORPORATED
ANNUAL INCENTIVE COMPENSATION PLAN

(Amendment and Restatement Adopted by the Board of Directors on February 20, 2008
As Amended by the First Amendment Adopted on December 18, 2008)

WITNESSETH:

WHEREAS, effective October 1, 1994, Baker Hughes Incorporated (the *"Company"*) previously adopted the Baker Hughes Incorporated 1995 Employee Annual Incentive Compensation Plan (the *"Plan"*) for the benefit of certain employees of the Company and affiliates of the Company;

WHEREAS, the Plan is a bonus program exempt from coverage under the Employee Retirement Income Security Act of 1974, as amended pursuant to Department of Labor regulation section 2510.3-2(c); and

WHEREAS, the Company desires to amend and restate the Plan on behalf of itself and on behalf of the other adopting entities;

NOW THEREFORE, the Plan is hereby amended and restated in its entirety as follows, effective as of January 1, 2005 except insofar as a later effective date is expressly specified.

ANNEX C
ANNUAL INCENTIVE COMPENSATION PLAN
TABLE OF CONTENTS

BAKER HUGHES INCORPORATED ANNUAL INCENTIVE COMPENSATION PLAN

(Amendment and Restatement Adopted by the Board of Directors on February 20, 2008 As Amended by the First Amendment Adopted on December 18, 2008)

ARTICLE I

DEFINITIONS AND CONSTRUCTION

1.01 Definitions. The words and phrases defined in this Article shall have the meaning set out in the definitions below unless the context in which the word or phrase appears reasonably requires a broader, narrower or different meaning. These definitions shall apply solely for purposes of this Plan.

"Account(s)" means all ledger accounts pertaining to a Participant or former Participant which are maintained by the Plan Administrator to reflect the Company's obligation to the Participant or former Participant under the Plan. The Plan Administrator shall establish the following subaccounts and any additional subaccounts that the Plan Administrator considers necessary to reflect the entire interest of the Participant or former Participant under the Plan. Each of the subaccounts listed below and any additional subaccounts established by the Plan Administrator shall reflect credits and debits made to such subaccounts for earnings, distributions and forfeitures:

(a) *Banked Account* – the Participant's or former Participant's banked Final Award for a given Performance Period.

(b) *Unbanked Account* – the Participant's or former Participant's Final Award for a given Performance Period that is not banked pursuant to Article V.

"Affiliate" means any entity which is a member of the same controlled group of corporations (within the meaning of section 414(b) of the Code) or which is a trade or business (whether or not incorporated) which is under common control (within the meaning of section 414(c) of the Code), or which is a member of an affiliated service group (within the meaning of section 414(m) of the Code) with Baker Hughes.

"Applicable Interest Rate" means the 10-year U.S. Treasury rate plus 25 basis points (0.25%).

"Award Opportunity" has the meaning specified in Section 3.01 of the Plan.

"Baker Hughes" means Baker Hughes Incorporated, a Delaware corporation.

"Baker Value Added" and ***"BVA"*** mean, with respect to a Performance Period, the amount calculated under the following formula:

[[(a) + (b) + (c)] x (1 - (d))] - (e)

where (a) is the Profit Before Tax of the Company for the Performance Period, (b) is the interest expense of the Company for the Performance Period, (c) is the non-compete amortization expense of the Company for the Performance Period, (d) is the Tax Rate for the Performance Period and (e) is the Capital Charge determined for the Company for the Performance Period. For this purpose, *"Average Adjusted Net Capital Employed"* means the sum of the Monthly Adjusted Net Capital Employed during the Performance Period divided by 12; *"Capital Charge"* means Average Adjusted Net Capital Employed multiplied by the Cost of Capital; *"Company"* means Baker Hughes and all of its Affiliates in which Baker Hughes directly or indirectly has a capital investment, or one or more business units of Baker Hughes and its Affiliates, as specified in the written Award Opportunities; *"Cost of Capital"* means the weighted average after-tax cost of debt and cost of equity for the Company for the Performance Period; *"Cost of Revenues"* means the cost of products sold and the cost of providing services, including personnel costs, repair and maintenance costs, freight/custom, depreciation, and other costs (e.g., commission and royalty) directly relating to the sale or service provided; *"Monthly Adjusted Net Capital Employed"* means the capital employed by the Company during a month of the Performance Period plus accumulated goodwill and non-compete amortization plus the value of significant operating leases; *"Operating Expenses"* means costs incurred in non-manufacturing areas to provide products and services to customers (*e.g.*, finance and administrative support) during the Performance Period; *"Profit Before Tax"* means the revenues of the Company for the Performance Period minus the Cost of Revenues of the Company for the Performance Period minus the Operating Expenses of the Company for the Performance Period minus net interest expense of the Company for the Performance Period; and *"Tax Rate"* means the effective tax rate for the Company determined in a manner consistent with Baker Hughes tax policies and practices in effect on the date hereof.

"Beneficial Owner" or ***"Beneficial Ownership"*** shall have the meaning ascribed to the term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

"Beneficiary" means the person or persons who are eligible to receive a Participant's benefits payable under the Plan upon his death in accordance with the procedures specified in Section 9.03.

"Board" means the Board of Directors of Baker Hughes.

"Cause" means (i) the willful and continued failure by the Participant to substantially perform the Participant's duties with the Company (other than any such failure resulting from the Participant's incapacity due to physical or mental illness) after a written demand for substantial performance is delivered to the Participant by the Committee, which demand specifically identifies the manner in which the Committee believes that the Participant has not substantially performed the Participant's duties, or (ii) the willful engaging by the Participant in conduct which is demonstrably and materially injurious to Baker Hughes or any of the Affiliates, monetarily or otherwise. For purposes of clauses (i) and (ii) of this definition, (A) no act, or failure to act, on the Participant's part shall be deemed "willful" if done, or omitted to be done, by the Participant in good faith and with reasonable belief that the act, or failure to act, was in the best interest of the Company and (B) in the event of a dispute concerning the application of this provision, no claim by the Company that Cause exists shall be given effect unless the Company establishes to the Committee by clear and convincing evidence that Cause exists. The Committee's determination regarding the existence of Cause shall be conclusive and binding upon all parties.

"Change in Control" means the occurrence of any of the following events:

(a) the individuals who are Incumbent Directors cease for any reason to constitute a majority of the members of the Board;

(b) the consummation of a Merger of Baker Hughes or an Affiliate with another Entity, unless the individuals and Entities who were the Beneficial Owners of the Voting Securities of Baker Hughes outstanding immediately prior to such Merger own, directly or indirectly, at least 50 percent of the combined voting power of the Voting Securities of any of Baker Hughes, the surviving Entity or the parent of the surviving Entity outstanding immediately after such Merger;

(c) any Person, other than a Specified Owner, becomes a Beneficial Owner, directly or indirectly, of securities of Baker Hughes representing 30 percent or more of the combined voting power of Baker Hughes' then outstanding Voting Securities;

(d) a sale, transfer, lease or other disposition of all or substantially all of Baker Hughes' Assets is consummated (an *"Asset Sale"*), *unless*:

  (1) the individuals and Entities who were the Beneficial Owners of the Voting Securities of Baker Hughes immediately prior to such Asset Sale own, directly or indirectly, 50 percent or more of the combined voting power of the Voting Securities of the Entity that acquires such Assets in such Asset Sale or its parent immediately after such Asset Sale in substantially the same proportions as their ownership of Baker Hughes' Voting Securities immediately prior to such Asset Sale; or

  (2) the individuals who comprise the Board immediately prior to such Asset Sale constitute a majority of the board of directors or other governing body of either the Entity that acquired such Assets in such Asset Sale or its parent (or a majority plus one member where such board or other governing body is comprised of an odd number of directors); or

(e) The stockholders of Baker Hughes approve a plan of complete liquidation or dissolution of Baker Hughes.

"CIC Committee" means (i) the individuals (not fewer than three in number) who, on the date six months before a Change in Control or a Potential Change in Control, constitute the Committee, plus (ii) in the event that fewer than three individuals are available from the group specified in clause (i) above for any reason, such individuals as may be appointed by the individual or individuals so available (including for this purpose any individual or individuals previously so appointed under this clause (ii)); provided, however, that the maximum number of individuals constituting the CIC Committee shall not exceed six.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Compensation Committee of the Board.

"Company" means Baker Hughes and any Affiliate that adopts the Plan pursuant to the provisions of Article XII.

"Continuous Service" means a Participant's service for the Company and Affiliates commencing on his most recent date of hire by the Company or an Affiliate and ending on the date of the complete severance of the Participant's employment relationship with the Company or an Affiliate without a contemporaneous transfer to the employ of the Company or any Affiliate. For this purpose, a Participant will not be treated as having a new date of hire if he is directly transferred from the employ of the Company or an Affiliate to the employ of an Affiliate or the Company.

"Covered Employee" has the meaning ascribed to that term in Section 162(m).

"Disability" means the inability of a Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. The Plan Administrator's determination regarding the existence of Disability shall be conclusive and binding upon all parties.

"Domestic Relations Order" has the meaning ascribed to that term in section 414(p) of the Code.

"Entity" means any corporation, partnership, association, joint-stock company, limited liability company, trust, unincorporated organization or other business entity.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act.

"Final Award" means the actual award that may be paid for a Plan Year to a Participant, if it is not forfeited pursuant to Article VIII, as determined by the Committee.

"Good Reason" for termination by the Participant of his employment means the occurrence (without the Participant's express written consent) after any Change in Control, or prior to a Change in Control under the circumstances described in clauses (ii) and (iii) of Section 10.04 (treating all references to *"Change in Control"* in paragraphs (a) through (f) below as references to a *"Potential Change in Control"*), of any one of the following acts by the Company, or failures by the Company to act, unless, in the case of any act or failure to act described in paragraph (a), (e), (f) or (g) below, such act or failure to act is corrected prior to the effective date of the Participant's termination for Good Reason:

(a) the assignment to the Participant of any duties or responsibilities which are substantially diminished as compared to the Participant's duties and responsibilities immediately prior to the Change in Control;

(b) a reduction by the Company in the Participant's annual base salary as in effect on the date hereof or as the same may be increased from time to time, except for across-the-board salary reductions similarly affecting all individuals having a similar level of authority and responsibility with the Company and all individuals having a similar level of authority and responsibility with any Person in control of the Company;

(c) the relocation of the Participant's principal place of employment to a location outside of a 50-mile radius from the Participant's principal place of employment immediately prior to the Change in Control or the Company's requiring the Participant to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company's business to an extent substantially consistent with the Participant's business travel obligations immediately prior to the Change in Control;

(d) the failure by the Company to pay to the Participant any portion of the Participant's current compensation except pursuant to an across-the-board compensation deferral similarly affecting all individuals having a similar level of authority and responsibility with the Company and all individuals having a similar level of authority and responsibility with any Person in control of the Company, or to pay to the Participant any portion of an installment of deferred compensation under any deferred compensation program of the Company, within seven days of the date such compensation is due;

(e) the failure by the Company to continue in effect any compensation plan in which the Participant participates immediately prior to the Change in Control which is material to the Participant's total compensation, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue the Participant's participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount or timing of payment of benefits provided and the level of the Participant's participation relative to other Baker Hughes Participants, as existed immediately prior to the Change in Control;

(f) the failure by the Company to continue to provide the Participant with benefits substantially similar to those enjoyed by the Participant under any of the Company's pension, savings, life insurance, medical, health and accident, or disability plans in which the Participant was participating immediately prior to the Change in Control (except for across the board changes similarly affecting all individuals having a similar level of authority and responsibility with the Company and all individuals having a similar level of authority and responsibility with any Person in control of the Company), the taking of any other action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Participant of any material fringe benefit or perquisite enjoyed by the Participant at the time of the Change in Control, or the failure by the Company to provide the Participant with the number of paid vacation days to which the Participant is entitled on the basis of years of service with the Company in accordance with the Company's normal vacation policy in effect immediately prior to the time of the Change in Control; or

(g) if the Participant is party to an individual employment, severance or other similar agreement with the Company, any purported termination of the Participant's employment which is not effected pursuant to the notice of termination or other procedures specified therein.

The Participant shall have the right to terminate his employment for Good Reason even if he becomes incapacitated due to physical or mental illness. The Participant's continued employment shall not constitute consent to, or a waiver of any rights with respect to, any act or failure to act constituting Good Reason hereunder.

For purposes of any determination regarding the existence of Good Reason, any claim by the Participant that Good Reason exists shall be presumed to be correct unless the Company establishes to the Committee by clear and convincing evidence that Good Reason does not exist. The Committee's determination regarding the existence of Good Reason shall be conclusive and binding upon all parties.

"Incumbent Director" means –

(a) a member of the Board on January 25, 2006 or

(b) an individual –

  (1) who becomes a member of the Board after January 25, 2006;

  (2) whose appointment or election by the Board or nomination for election by Baker Hughes' stockholders is approved or recommended by a vote of at least two-thirds of the then serving Incumbent Directors (as defined herein); and

  (3) whose initial assumption of service on the Board is not in connection with an actual or threatened election contest.

"Initial Payment Date" has the meaning ascribed to that term in Section 7.01.

"Involuntary Termination of Employment" means a Participant's Separation From Service as a result of either the elimination of his job or a reduction in force. A Participant whose employment is terminated by the Company for Cause shall not be treated as having incurred an *"Involuntary Termination of Employment."*

"Key Employee" means a key employee of Baker Hughes or an Affiliate who, in the opinion of the Chief Executive Officer of Baker Hughes, is in a position to significantly contribute to the growth and profitability of Baker Hughes and the Affiliates.

"Merger" means a merger, consolidation or similar transaction.

"OA Level" means the over achievement level of performance applicable to the Award.

"Participant" means an individual who is or was a Key Employee who has been granted an Award Opportunity or who has unpaid Accounts.

"Performance Goals" means one or more of the criteria described in Section 3.02 on which the performance goals applicable to an Award Opportunity are based.

"Performance Period" means the 12-month period to which the Performance Goals apply. A Performance Period shall coincide with a Plan Year.

"Person" shall have the meaning ascribed to the term in section 3(a)(9) of the Exchange Act and used in sections 13(d) and 14(d) thereof, including a "group" as defined in section 13(d) thereof, except that the term shall not include (a) Baker Hughes or any of the Affiliates, (b) a trustee or other fiduciary holding Baker Hughes securities under an employee benefit plan of Baker Hughes or any of the Affiliates, (c) an underwriter temporarily holding securities pursuant to an offering of those securities or (d) a corporation owned, directly or indirectly, by the stockholders of Baker Hughes in substantially the same proportions as their ownership of stock of Baker Hughes.

"Plan" means the Baker Hughes Incorporated Annual Incentive Compensation Plan, as amended from time to time.

"Plan Administrator" means Baker Hughes, acting through its delegates. Such delegates shall include the Administrative Committee, and any individual Plan Administrator appointed by the Board with respect to the employee benefit plans of Baker Hughes and its Affiliates, each of which shall have the duties and responsibilities assigned to it from time to time by the Board. As used in the Plan, the term *"Plan Administrator"* shall refer to the applicable delegate of Baker Hughes as determined pursuant to the actions of the Board.

"Plan Year" means the twelve-consecutive month period commencing January 1 of each year.

"Potential Change in Control" means the occurrence of any of the following events:

(a) the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control;

(b) the Company or any Person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control;

(c) any Person becomes the Beneficial Owner, directly or indirectly, of securities of Baker Hughes representing 15 percent or more of either the then outstanding shares of common stock of Baker Hughes' or the combined voting power of Baker Hughes' then outstanding securities (not including in the securities beneficially owned by such Person any securities acquired directly from Baker Hughes or the Affiliates); or

(d) the Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control has occurred.

"Profit After Tax" means revenues minus cost of sales (the cost of products sold and the cost of providing services, including personnel costs, repair and maintenance costs, freight/custom, depreciation, and other costs (*e.g.*, commission and royalty) directly relating to the service provided) minus operating expenses (costs incurred in non-manufacturing areas to provide products and services to customers (*e.g.*, finance and administrative support)) minus income taxes.

"Retirement" means a Participant's Separation From Service when he has attained at least 55 years of age and has at least ten Years of Service. A Participant whose employment is terminated by the Company for Cause shall not be treated as having incurred a "Retirement".

"Section 162(m)" means section 162(m) of the Code and the Department of Treasury rules and regulations issued thereunder.

"Section 409A" means section 409A of the Code and the Department of Treasury rules and regulations issued thereunder.

"Separation From Service" has the meaning ascribed to that term in Section 409A.

"Specified Employee" means a person who is, as of the date of the person's Separation From Service, a "specified employee" within the meaning of Section 409A, taking into account the elections made and procedures established in resolutions adopted by the Administrative Committee of Baker Hughes.

"Specified Owner" means any of the following:

(a) Baker Hughes;

(b) an Affiliate of Baker Hughes;

(c) an employee benefit plan (or related trust) sponsored or maintained by Baker Hughes or any Affiliate of Baker Hughes;

(d) a Person that becomes a Beneficial Owner of Baker Hughes' outstanding Voting Securities representing 30 percent or more of the combined voting power of Baker Hughes' then outstanding Voting Securities as a result of the acquisition of securities directly from Baker Hughes and/or its Affiliates; or

(e) a Person that becomes a Beneficial Owner of Baker Hughes' outstanding Voting Securities representing 30 percent or more of the combined voting power of Baker Hughes' then outstanding Voting Securities as a result of a Merger if the individuals and Entities who were the Beneficial Owners of the Voting Securities of Baker Hughes outstanding immediately prior to such Merger own, directly or indirectly, at least 50 percent of the combined voting power of the Voting Securities of any of Baker Hughes, the surviving Entity or the parent of the surviving Entity outstanding immediately after such Merger in substantially the same proportions as their ownership of the Voting Securities of Baker Hughes outstanding immediately prior to such Merger.

"Supplemental Retirement Plan" means the Baker Hughes Incorporated Supplemental Retirement Plan.

"Voting Securities" means the outstanding securities entitled to vote generally in the election of directors or other governing body.

"Year of Service" means 365 days of Continuous Service.

1.02 Number and Gender. Wherever appropriate herein, words used in the singular shall be considered to include the plural and words used in the plural shall be considered to include the singular. The masculine gender, where appearing in the Plan, shall be deemed to include the feminine gender.

1.03 Headings. The headings of Articles and Sections herein are included solely for convenience, and if there is any conflict between such headings and the text of the Plan, the text shall control.

ARTICLE II

PARTICIPATION

2.01 Eligibility. Eligibility for participation in the Plan shall be limited to those Key Employees who, by the nature and scope of their position, contribute to the overall results or success of the Companies.

2.02 Participation. Participation in the Plan shall be determined annually based upon the recommendation of the Chief Executive Officer of Baker Hughes and the approval of the Committee. Employees approved for participation shall be notified in writing of their selection, and of their Performance Goals and related Award Opportunities, as soon after approval as is practicable.

2.03 Partial Plan Year Participation. The Committee may, upon recommendation of the Chief Executive Officer of Baker Hughes, allow an individual who becomes eligible after the beginning of a Plan Year to participate in the Plan for that Plan Year. In such a case, the Participant's Final Award shall normally be reduced, in accordance with procedures established by the Committee, to reflect the fact that the Participant has not been eligible to participate in the Plan for the entire Plan Year. Until the Committee specifies otherwise, such procedures shall be as follows: Normally, the reduction shall be effected by taking into account the Participant's compensation (within the meaning of his Award Opportunity) for only the portion of the Plan Year in which he is eligible to participate in the Plan; provided, however, that if the Participant has an Award Opportunity that is based upon annualized compensation determined as of a particular date, his Final Award shall be prorated based upon the number of full months of participation. Notwithstanding the foregoing, the Committee may, based upon the recommendation of the Chief Executive Officer of Baker Hughes, authorize an unreduced Final Award. Unless the Chief Executive Officer of Baker Hughes or the Committee specifically determines otherwise, an individual who becomes a Key Employee on or after October 1 of a Plan Year shall not be eligible to participate in the Plan for such Plan Year.

2.04 Termination of Approval. The Committee may withdraw its approval for participation in the Plan for a Participant at any time. In the event of such withdrawal, the individual concerned shall cease to be a Participant as of the date designated by the Committee and he shall be notified of such withdrawal as soon as practicable following such action. Further, such individual shall cease to have any right to a Final Award for the Plan Year in which such withdrawal is effective; provided, however, that the Committee may, in its sole discretion, authorize a prorated award based on the number of full months of participation prior to the effective date of such withdrawal. Notwithstanding the foregoing, the Committee may not withdraw its approval for participation in the Plan during the pendency of a Potential Change in Control and for a period of six months after the cessation thereof.

ARTICLE III

AWARD OPPORTUNITIES AND PERFORMANCE GOALS

3.01 Award Opportunities. The Committee shall establish, in writing, over achievement, expected value, and entry value incentive award levels (the *"Award Opportunities"*) for each Participant who is eligible to participate in the Plan for the Performance Period. The established Award Opportunities may vary in relation to the responsibility level of the Participant. Except in the case of a Covered Employee, if a Participant changes job levels or salary grades during the Plan Year, the Award Opportunities may be adjusted by the Committee, in its sole discretion, to reflect the amount of time at each job level and/or in each salary grade.

3.02 Performance Goals. The Committee shall establish, in writing, Performance Goals for each Participant for a Plan Year. A Performance Goal may be based on one or more business criteria that apply to the Participant, one or more business units of Baker Hughes and the Affiliates, or Baker Hughes and the Affiliates as a whole, with reference to one or more of the following: earnings per share, total shareholder return, cash return on capitalization, increased revenue, revenue ratios, net income, stock price, market share, return on equity, return on assets, return on capital, return on capital compared to cost of capital, return on capital employed, return on invested capital, shareholder value, net cash flow, operating income, earnings before interest and taxes, cash flow, cash flow from operations, cost reductions, cost ratios, Profit After Tax and Baker Value Added. Performance Goals may also be based on performance relative to a peer group of companies. Unless otherwise stated, a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). All items of gain, loss, or expense for the Performance Period, and such other items utilized in measuring the achievement of Performance Goals for the Performance Period, determined to be extraordinary, unusual in nature, infrequent in occurrence, related to the acquisition or disposal of a business, or related to a change in accounting principle, all as determined in accordance with standards established by Opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30), other applicable accounting rules, or consistent with Baker Hughes policies and practices for measuring the achievement of Performance Goals on the date the Committee establishes the Performance Goals may be included or excluded in calculating whether a Performance Goal has been achieved. In the case of a Participant other than a Participant who is or during the Performance Period may become a Covered Employee, nonfinancial objectives may also be included in a Participant's Performance Goals but may not represent more than 25 percent of the Participant's expected value Award Opportunity. No Participant who is a Covered Employee, or who the Committee expects may become a Covered Employee during the next three Plan Years, may have any portion of his Final Award based on nonfinancial, subjective Performance Goals.

3.03 Time of Establishment of Award Opportunities and Performance Goals. Performance Goals and Award Opportunities for a Participant for a Plan Year must be established by the Committee prior to the earlier to occur of (a) 90 days after the commencement of the period of service to which the Performance Goal relates or (b) the lapse of 25 percent of the period of service, and in any event while the outcome is substantially uncertain.

3.04 Adjustment of Performance Goals. The Committee shall have the right to adjust the Performance Goals (either up or down) during the Plan Year if it determines that external changes or other unanticipated business conditions have materially affected the fairness of the goals and unduly influenced the ability to meet them. Notwithstanding the foregoing, no such adjustment shall be made with respect to an individual who is a Covered Employee to the extent the same is considered an upward discretionary increase in the amount of the Final Award for such individual (within the meaning of Section 162(m)).

3.05 Individual Award Cap. Effective for Final Awards earned for Performance Periods commencing on and after January 1, 2006, the maximum annual Final Award any individual may receive under the Plan is $4,000,000.

ARTICLE IV

FINAL AWARD DETERMINATIONS

4.01 Final Award Determinations. As soon as practicable after the end of each Plan Year, Final Awards shall be computed for each Participant as determined by the Committee. The Committee shall certify in writing the extent to which the Performance Goals established pursuant to Section 3.02 and any other material terms of an award were in fact satisfied.

In determining the Final Award, the Committee, in its sole discretion, may increase or decrease calculated amounts to reflect factors regarding performance during the Plan Year which were not, in the sole opinion of the Committee, appropriately reflected in the Final Award calculation. Notwithstanding the foregoing, the Final Award to an individual who is a Covered Employee will not be subject to upward discretionary adjustment by the Committee. Downward discretionary adjustment for Covered Employees will be permitted.

4.02 Separation From Service Due to Death, Disability, or Retirement or Involuntary Termination of Employment. If a Participant incurs a Separation From Service by reason of death, Disability or Retirement, or he incurs an Involuntary Termination of Employment, the Final Award, determined in accordance with Section 4.01, shall be reduced so that it reflects only participation prior to the Separation From Service. This reduction shall be determined in a manner consistent with Section 2.03.

4.03 Employment Transfers. If a Participant transfers from one division to another division within Baker Hughes and the Affiliates, the Final Award for the Participant's services performed for each division will be reduced in accordance with procedures established by the Committee. Normally, the reduction shall be effected by taking into account the Participant's compensation (within the meaning of his Award Opportunity) for only the portion of the Plan Year in which he performed services for the applicable division. However, if the Participant has an Award Opportunity that is based upon annualized compensation determined as of a particular date, his Final Award shall normally be prorated based upon the number of full months of participation during which he performed services for the applicable division. The Final Award will be determined as soon as practicable after the end of the Plan Year and will be based upon the financial results at the close of the Plan Year. The Final Award will be paid at the same time the other Final Awards for the applicable division are paid. If a Participant is eligible for a Final Award in his new position with a different division, the Final Award for services performed for the new division will be based upon the Award Opportunities established by the Committee based upon the recommendation of the Chief Executive Officer of Baker Hughes.

4.04 Disposition of Business. If the Participant's employer or division is disposed of during the Plan Year and such disposition does not qualify as a Change in Control, payment of the Participant's Final Award shall be determined in accordance with the following alternatives:

(a) If the acquirer offers employment to the Participant and assumes the obligations under the Plan, either directly or indirectly, and the Participant accepts such offer of employment, the Participant's Final Award will not be forfeited but the Company shall not be obligated to pay the Final Award and such obligation shall be that of the acquiring party in accordance with the Final Award parameters.

(b) If the acquirer does not assume the obligations under the Plan, whether or not the Participant is offered and accepts employment, then the Participant's Final Award will not be forfeited and the Participant will receive a prorated Final Award for the portion of the Plan Year that the Participant was employed by the Company prior to the date of the consummation of the sale of the Company or division, to be paid at the same time other Final Awards are paid under the Plan. The computation shall be made on the basis of the number of whole months rounded to the nearest whole month of the Plan Year that the Participant was in active service with the Company.

(c) If the acquirer offers employment to the Participant and assumes the obligations under the Plan, either directly or indirectly, and the Participant rejects such employment, the Participant shall forfeit his Final Award for the Performance Period then in progress pursuant to Section 4.05.

4.05 Separation From Service for Other Reasons. Except as specified in Article X or Section 4.04, if a Participant incurs a Separation From Service for any reason other than Retirement, Disability, Involuntary Termination of Employment or death, all of the Participant's rights to any unpaid Final Award shall be forfeited.

ARTICLE V

BANKING OF AWARDS

5.01 General Banking Procedures. Except as specified in Section 5.02, if Performance Goals applicable to a Final Award that are designated by the Committee as Company Performance Goals are achieved at a level in excess of the OA Level, the amount of the Final Award that is attributable to exceeding the OA Level will be banked and paid at the times specified in Section 7.02. To the extent that a Final Award for a Performance Period is banked, it shall be credited to the Participant's Banked Account for the Performance Period effective as of the Initial Payment Date.

5.02 Exceptions. No portion of a Final Award will be banked pursuant to Section 5.01 if (a) the amount that would be banked is $2,000 or less, (b) the Participant incurs a Separation From Service and the Participant is described in clause (b) of Section 4.04, (c) a Change in Control occurs during the Performance Period, (d) applicable local laws prohibit banking of the Final Award or (e) written procedures adopted by the Committee prior to the Performance Period specify that the Final Award will not be banked. Effective for amounts earned during Performance Periods commencing on or after January 1, 2008, no portion of a Final Award will be banked pursuant to Section 5.01.

ARTICLE VI

DEEMED INVESTMENT OF FUNDS

Amounts deemed credited to a Participant's Banked Account for a Performance Period shall be deemed to be credited with interest at the annual rate equal to the Applicable Interest Rate commencing as of the Initial Payment Date. For the period commencing on the Initial Payment Date and ending on the day before the first anniversary of the Initial Payment Date the Applicable Interest Rate will be based on the rate in effect as of the Initial Payment Date. For the period commencing on the first anniversary of the Initial Payment Date and ending on the second anniversary of the Initial Payment Date the Applicable Interest rate will be based on the rate in effect as of the first anniversary of the Initial Payment Date.

ARTICLE VII

PAYMENT OF BENEFITS

7.01 Time of Payment of Unbanked Final Award. Except to the extent that a Final Award is banked pursuant to Article V, or except as specified in Article X, a Participant's Final Award, to the extent not forfeited pursuant to Article VIII, shall be paid to him on March 15 following the Performance Period (the *"Initial Payment Date"*). Notwithstanding the foregoing, to the extent that a Participant has elected to defer payment of his Final Award under the Supplemental Retirement Plan, such portion of his Final Award shall not be paid earlier than the deferral date selected under the Supplemental Retirement Plan.

7.02 Time of Payment of Banked Final Award. To the extent that a Participant's Final Award is banked pursuant to Article V, 50 percent of the amount then credited to the Participant's Banked Account for the Performance Period, to the extent not forfeited pursuant to Article VIII, shall be distributed to the Participant on the first anniversary of the Initial Payment Date of the Final Award. The remaining portion of the amount credited to the Participant's Banked Account for the Performance Period, to the extent not forfeited pursuant to Article VIII, shall be distributed to the Participant on the second anniversary of the Initial Payment Date. Notwithstanding the foregoing, except as specified below (a) if a Participant incurs a Separation From Service other than as a result of his death or Disability, any amounts credited to his Banked Account(s) that are not forfeited pursuant to Article VIII shall be paid to him on the earlier of (1) the date of the Participant's Separation From Service if the Participant is not a Specified Employee or the date that is six months following his Separation From Service if the Participant is a Specified Employee, or (2) the date the amount would otherwise be paid under this Section 7.02; (b) if the Participant incurs a Disability, any amounts credited to his Banked Accounts will be paid to him on the date of the Participant's Disability; or (c) if the Participant dies, any amounts credited to his Banked Accounts will be paid as specified in Section 9.02. Further, notwithstanding the foregoing, upon the occurrence of a Change in Control all amounts that are credited to the Participant's Banked Accounts that are not deferred compensation within the meaning of Section 409A shall be paid to the Participant; and upon the occurrence of a Change in Control that constitutes a change in the ownership or effective control of a corporation, or in the ownership of a substantial portion of the assets of a corporation within the meaning of Section 409A, all amounts that are credited to the Participant' Banked Accounts shall be paid to the Participant. Notwithstanding the foregoing, to the extent that a Participant has elected to defer payment of his Final Award under the Supplemental Retirement Plan, such portion of his Final Award shall not be paid earlier than the deferral date selected under the Supplemental Retirement Plan.

7.03 Form of Payment of Benefits. All benefit payments shall be made in cash.

7.04 Account Debits. Any benefit payments made to a Participant, or former Participant, or for his benefit pursuant to any provision of the Plan shall be debited to such Participant's or former Participant's Accounts.

7.05 Unclaimed Benefits. In the case of a benefit payable on behalf of a Participant or former Participant, if the Plan Administrator is unable, after reasonable efforts, to locate the Participant, the former Participant or the beneficiary to whom such benefit is payable, upon the Plan Administrator's determination thereof, such benefit shall be forfeited to the Company. Notwithstanding the foregoing, if subsequent to any such forfeiture the Participant, the former Participant or beneficiary to whom such benefit is payable makes a valid claim for such benefit, such forfeited benefit (without any adjustment for earnings or loss) shall be restored to the Plan by the Company and paid in accordance with the Plan.

7.06 Statutory Benefits. If any benefit obligations are required to be paid under the Plan to a Participant or former Participant in conjunction with severance of employment under the laws of the country where the Participant or former Participant is employed or under federal, state or local law, the benefits paid to a Participant or former Participant pursuant to the provisions of the Plan will be deemed to be in satisfaction of any statutorily required benefit obligations.

7.07 Payment to Alternate Payee Under Domestic Relations Order. Plan benefits that are awarded to an Alternate Payee in a Domestic Relations Order shall be paid to the Alternate Payee at the time and in the form directed in the Domestic Relations Order. The Domestic Relations Order may provide for an immediate lump-sum payment to an Alternate Payee. A Domestic Relations Order may not otherwise provide for a time or form of payment that is not permitted under the Plan. A Domestic Relations Order will be disregarded to the extent it awards an Alternate Payee benefits in excess of the applicable Participant's or former Participant's Account balance under the Plan.

ARTICLE VIII

FORFEITURE OF BENEFITS

Except as specified in Section 4.04 or Article X, if a Participant incurs a Separation From Service for any reason other than Retirement, death, Disability or Involuntary Termination of Employment before the time a payment to him is to be made under Article VII, he shall forfeit the payment and all amounts then deemed credited to his Accounts.

ARTICLE IX

DEATH

9.01 Payment of Unbanked Amounts. In the event of a death of a Participant prior to the Initial Payment Date of a Final Award, the Participant's Final Award will be paid to the Participant's Beneficiary on the Initial Payment Date.

9.02 Payment of Banked Amounts. Upon the death of a Participant any amounts deemed credited to the Participant's Banked Accounts will be paid to his Beneficiary as soon as administratively practicable.

9.03 Designation of Beneficiaries. The beneficiary or beneficiaries who shall receive payment of a Participant's benefit in the event of his death shall be as follows:

(i) If a Participant or former Participant leaves a surviving spouse, his benefit shall be paid to such surviving spouse; or

(ii) If a Participant or former Participant leaves no surviving spouse, his benefit shall be paid to such Participant's or former Participant's executor or administrator, or to his heirs at law if there is no administration of such Participant's or former Participant's estate.

ARTICLE X

CHANGE IN CONTROL

10.01 General. The provisions of this Article X shall apply and supersede any contrary provisions of the Plan in the event of a Change in Control.

10.02 CIC Committee. If a Change in Control or Potential Change in Control occurs, all references in the Plan to *"Committee"* shall at that point be deemed to be references to the CIC Committee.

10.03 Change in Control During a Performance Period. Notwithstanding any provision of the Plan to the contrary, upon the occurrence of a Change in Control during a Performance Period, (i) Final Awards for the Performance Period shall be computed for each Participant pursuant to Section 4.01 (assuming for this purpose that the Performance Goals established pursuant to Section 3.02 herein have been achieved to the extent required to earn the expected value Award Opportunity), and (ii) the Company shall pay to each Participant an amount equal to the Final Award so determined multiplied by a fraction, the numerator of which is the number of the Participant's months of participation during the Performance Period through the date of Change of Control (rounded up to the nearest whole month), and the denominator of which is twelve.

10.04 Termination of Employment Prior to Change in Control or Following Certain Changes in Control. Notwithstanding any provision of the Plan to the contrary (other than the last sentence of this Section 10.04), a Participant shall be entitled to receive the payment described in Section 10.03 for a Performance Period if (i) such Participant's employment is terminated by Baker Hughes or an Affiliate during the Performance Period without Cause prior to a Change in Control (whether or not a Change in Control ever occurs) and such termination was at the request or direction of a Person who has entered into an agreement with Baker Hughes or an Affiliate the consummation of which would constitute a Change in Control, (ii) such Participant resigns during the Performance Period for Good Reason prior to a Change in Control (whether or not a Change in Control ever occurs) and the circumstance or event which constitutes Good Reason occurs at the request or direction of the Person described in clause (i), or (iii) such Participant's employment is terminated by Baker Hughes or an Affiliate during the Performance Period without Cause or by the Participant for Good Reason and such termination or the circumstance or event which constitutes Good Reason is otherwise in connection with or in anticipation of a Change in Control (whether or not a Change in Control ever occurs). Notwithstanding the foregoing, if a Participant has an individual change of control agreement with the Company, he shall be entitled to receive no payments pursuant to this Section 10.04 unless a Change in Control actually occurs during the Performance Period.

10.05 Payment of Expected Value Awards and Tax-Gross Up for Delayed Payment. If a Participant is entitled to a Final Award payment pursuant to Section 10.03, the Company shall pay the Participant such Final Award within five days following the date of the Change in Control. If a Participant is entitled to a Final Award payment pursuant to Section 10.04, the Company shall pay the Participant such Final Award within ten days following the date of the Participant's termination of employment. If for any reason the Company fails to timely pay a Participant the amounts due him pursuant to this Article X, the Company shall pay the Participant additional compensation in such amount as is necessary to put the Participant in the same federal income tax position he would have been in had the payment not been subject to Section 409A. Such additional compensation shall be paid to the Participant at the same time as the delinquent Final Award payment is paid to the Participant but in any event no later than the last day of the Participant's taxable year following the taxable year in which the Participant remits his federal income taxes to the Internal Revenue Service with respect to the Final Award.

10.06 Forfeiture Restrictions. Notwithstanding any other provision of the Plan, upon the occurrence of a Change in Control during a Performance Period or upon a Participant's termination of employment during a Performance Period in a circumstance described in Section 10.04, the amount of the Participant's Final Award for the Performance Period, calculated in accordance with Section 10.03, shall not be forfeited, and any amounts then credited to the Participant's Accounts shall not be forfeited.

ARTICLE XI

ADMINISTRATION OF THE PLAN

11.01 Resignation and Removal. The members of a Committee serving as Plan Administrator shall serve at the pleasure of the Board; they may be officers, directors, or employees or any other individuals. At any time during his term of office, any member of a Committee or any individual serving as Plan Administrator may resign by giving written notice to the Board, such resignation to become effective upon the appointment of a substitute or, if earlier, the lapse of thirty days after such notice is given as herein provided. At any time during its term of office, and for any reason, any member of a Committee or any individual serving as Plan Administrator may be removed by the Board.

11.02 Records and Procedures. The Plan Administrator shall keep appropriate records of its proceedings and the administration of the Plan and shall make available for examination during business hours to any Participant, former Participant or the beneficiary of any Participant or former Participant such records as pertain to that individual's interest in the Plan. If a Committee is performing duties as the Plan Administrator, the Committee shall designate the individual or individuals who shall be authorized to sign for the Plan Administrator and, upon such designation, the signature of such individual or individuals shall bind the Plan Administrator.

11.03 Self-Interest of Plan Administrator. Neither the members of a Committee nor any individual Plan Administrator shall have any right to vote or decide upon any matter relating solely to himself under the Plan or to vote in any case in which his individual right to claim any benefit under the Plan is particularly involved. In any case in which any Committee member or individual Plan Administrator is so disqualified to act, the other members of the Committee shall decide the matter in which the Committee member or individual Plan Administrator is disqualified.

11.04 Compensation and Bonding. Neither the members of a Committee nor any individual Plan Administrator shall receive compensation with respect to their services on the Committee or as Plan Administrator. To the extent permitted by applicable law, neither the members of a Committee nor any individual Plan Administrator shall furnish bond or security for the performance of their duties hereunder.

11.05 Plan Administrator Powers and Duties. The Plan Administrator shall supervise the administration and enforcement of the Plan according to the terms and provisions hereof and shall have all powers necessary to accomplish these purposes, including, but not by way of limitation, the right, power, and authority:

(a) to make rules, regulations, and bylaws for the administration of the Plan that are not inconsistent with the terms and provisions hereof, and to enforce the terms of the Plan and the rules and regulations promulgated thereunder by the Plan Administrator;

(b) to construe in its discretion all terms, provisions, conditions, and limitations of the Plan;

(c) to correct any defect or to supply any omission or to reconcile any inconsistency that may appear in the Plan in such manner and to such extent as it shall deem in its discretion expedient to effectuate the purposes of the Plan;

(d) to employ and compensate such accountants, attorneys, investment advisors, and other agents, employees, and independent contractors as the Plan Administrator may deem necessary or advisable for the proper and efficient administration of the Plan;

(e) to determine in its discretion all questions relating to eligibility;

(f) to determine whether and when a Participant has incurred a Separation From Service, and the reason for such termination; and

(g) to make a determination in its discretion as to the right of any individual to a benefit under the Plan and to prescribe procedures to be followed by distributees in obtaining benefits hereunder.

11.06 Reliance on Documents, Instruments, etc. The Plan Administrator may rely on any certificate, statement or other representation made on behalf of the Company or any Participant, which the Plan Administrator in good faith believes to be genuine, and on any certificate, statement, report or other representation made to it by any agent or any attorney, accountant or other expert retained by it or Baker Hughes in connection with the operation and administration of the Plan.

11.07 Claims Review Procedures; Claims Appeals Procedures.

(a) *Claims Review Procedures.* When a benefit is due, the Participant, or the person entitled to benefits under the Plan, should submit a claim to the office designated by the Plan Administrator to receive claims. Under normal circumstances, the Plan Administrator will make a final decision as to a claim within 90 days after receipt of the claim. If the Plan Administrator notifies the claimant in writing during the initial 90-day period, it may extend the period up to 180 days after the initial receipt of the claim. The written notice must contain the circumstances necessitating the extension and the anticipated date for the final decision. If a claim is denied during the claims period, the Plan Administrator must notify the claimant in writing, and the written notice must set forth in a manner calculated to be understood by the claimant:

(1) the specific reason or reasons for the denial;

(2) specific reference to the Plan provisions on which the denial is based; and

(3) a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary.

If a decision is not given to the Participant within the claims review period, the claim is treated as if it were denied on the last day of the claims review period.

(b) *Claims Appeals Procedures.* For purposes of this Section 11.07 the Participant or the person entitled to benefits under the Plan is referred to as the "claimant." If a claimant's claim made pursuant to Section 11.07(a) is denied and he wants a review, he must apply to the Plan Administrator in writing. That application can include any arguments, written comments, documents, records, and other information relating to the claim for benefits. In addition, the claimant is entitled to receive on request and free of charge reasonable access to and copies of all information relevant to the claim. For this purpose, "relevant" means information that was relied on in making the benefit determination or that was submitted, considered or generated in the course of making the determination, without regard to whether it was relied on, and information that demonstrates compliance with the Plan's administrative procedures and safeguards for assuring and verifying that Plan provisions are applied consistently in making benefit determinations. The Plan Administrator must take into account all comments, documents, records, and other information submitted by the claimant relating to the claim, without regard to whether the information was submitted or considered in the initial benefit determination. The claimant may either represent himself or appoint a representative, either of whom has the right to inspect all documents pertaining to the claim and its denial. The Plan Administrator can schedule any meeting with the claimant or his representative that it finds necessary or appropriate to complete its review.

The request for review must be filed within 90 days after the denial. If it is not, the denial becomes final. If a timely request is made, the Plan Administrator must make its decision, under normal circumstances, within 60 days of the receipt of the request for review. However, if the Plan Administrator notifies the claimant prior to the expiration of the initial review period, it may extend the period of review up to 120 days following the initial receipt of the request for a review. All decisions of the Plan Administrator must be in writing and must include the specific reasons for its action, the Plan provisions on which its decision is based, and a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant's claim for benefits. If a decision is not given to the claimant within the review period, the claim is treated as if it were denied on the last day of the review period.

Within 60 days of receipt by a claimant of a notice denying a claim under the preceding paragraph, the claimant or his or her duly authorized representative may request in writing a full and fair review of the claim by the Plan Administrator. The Plan Administrator may extend the 60-day period where the nature of the benefit involved or other attendant circumstances make such extension appropriate. In connection with such review, the claimant or his or her duly authorized representative may review pertinent documents and may submit issues and comments in writing. The Plan Administrator shall make a decision promptly, and not later than 60 days after the Plan's receipt of a request for review, unless special circumstances (such as the need to hold a hearing) require an extension of time for processing, in which case a decision shall be rendered as soon as possible, but not later than 120 days after receipt of a request for review. The decision on review shall be in writing and shall include specific reasons for the decision, written in a manner calculated to be understood by the claimant, and specific references to the pertinent Plan provisions on which the decision is based.

11.08 Company to Supply Information. The Company shall supply full and timely information to the Plan Administrator, including, but not limited to, information relating to each Participant's base salary, age, retirement, death, or other cause of Separation From Service and such other pertinent facts as the Plan Administrator may require. When making a determination in connection with the Plan, the Plan Administrator shall be entitled to rely upon the aforesaid information furnished by the Company.

11.09 Indemnity. To the extent permitted by applicable law, Baker Hughes shall indemnify and save harmless the Board, each member of the Committee, each delegate of the Committee or the Board and the Plan Administrator against any and all expenses, liabilities and claims (including legal fees incurred to investigate or defend against such liabilities and claims) arising out of their discharge in good faith of responsibilities under or incident to the Plan. Expenses and liabilities arising out of willful misconduct shall not be covered under this indemnity. This indemnity shall not preclude such further indemnities as may be available under insurance purchased by Baker Hughes or provided by Baker Hughes under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, as such indemnities are permitted under applicable law.

ARTICLE XII

PARTICIPATION IN THE PLAN BY AFFILIATES

12.01 Adoption Procedure.

(a) Except to the extent that an Affiliate specifically determines otherwise by appropriate action of its board of directors or noncorporate counterpart, as evidenced by a written instrument executed by an authorized officer of such entity (approved by the board of directors or noncorporate counterpart of the Affiliate), each Affiliate shall participate in the Plan and shall be bound by all the terms, conditions and limitations of the Plan. The Plan Administrator and the Affiliate may agree to incorporate specific provisions relating to the operation of the Plan that apply to the Affiliate.

(b) The provisions of the Plan may be modified so as to increase the obligations of an adopting Affiliate *only* with the consent of such Affiliate, which consent shall be conclusively presumed to have been given by such Affiliate unless the Affiliate gives Baker Hughes written notice of its rejection of the amendment within 30 days after the adoption of the amendment.

(c) The provisions of the Plan shall apply separately and equally to each adopting Affiliate and its employees in the same manner as is expressly provided for Baker Hughes and its employees, except that the power to appoint or otherwise affect the Plan Administrator and the power to amend or terminate the Plan shall be exercised by Baker Hughes. The Plan Administrator shall act as the agent for each Affiliate that adopts the Plan for all purposes of administration thereof.

(d) Any Affiliate may, by appropriate action of its board of directors or noncorporate counterpart, terminate its participation in the Plan. Moreover, the Plan Administrator may, in its discretion, terminate an Affiliate's participation in the Plan at any time.

(e) The Plan will terminate with respect to any Affiliate if the Affiliate ceases to be an Affiliate or revokes its adoption of the Plan by resolution of its board of directors or noncorporate counterpart evidenced by a written instrument executed by an authorized officer of the Affiliate. If the Plan terminates with respect to any Affiliate, the employees of that Affiliate will no longer be eligible to be Participants in the Plan.

(f) The Plan as maintained by the Affiliates shall constitute a single plan rather than a separate plan of each Affiliate.

12.02 No Joint Venture Implied. The document which evidences the adoption of the Plan by an Affiliate shall become a part of the Plan. However, neither the adoption of the Plan by an Affiliate nor any act performed by it in relation to the Plan shall ever create a joint venture or partnership relation between it and any other Affiliate.

ARTICLE XIII

MISCELLANEOUS

13.01 Plan Not Contract of Employment. The adoption and maintenance of the Plan shall not be deemed to be a contract between the Company and any individual or to be consideration for the employment of any individual. Nothing herein contained shall be deemed to (a) give any individual the right to be retained in the employ of the Company, (b) restrict the right of the Company to discharge any individual at any time, (c) give the Company the right to require any individual to remain in the employ of the Company, or (d) restrict any individual's right to terminate his employment at any time.

13.02 Funding. Plan benefits are a contractual obligation of the Company which shall be paid out of the Company's general assets. The Plan is unfunded and Participants are merely unsecured creditors of the Company with respect to their benefits under the Plan.

13.03 Alienation of Interest Forbidden. The interest of a Participant, former Participant or his beneficiary or beneficiaries hereunder may not be sold, transferred, assigned, or encumbered in any manner, either voluntarily or involuntarily, and any attempt so to anticipate, alienate, sell, transfer, assign, pledge, encumber, or charge the same shall be null and void; neither shall the benefits hereunder be liable for or subject to the debts, contracts, liabilities, engagements or torts of any individual to whom such benefits or funds are payable, nor shall they be an asset in bankruptcy or subject to garnishment, attachment or other legal or equitable proceedings. The provisions of this Section 13.03 shall not apply to a Domestic Relations Order.

13.04 Withholding. All credits to a Participant's or former Participant's Accounts and payments provided for hereunder shall be subject to applicable withholding and other deductions as shall be required of the Company under any applicable local, state or federal law.

13.05 Amendment and Termination. The Board, may from time to time, in its discretion, amend, in whole or in part, any or all of the provisions of the Plan on behalf of any Company; *provided*, *however*, that no amendment may be made that would impair the rights of a Participant or former Participant with respect to amounts already credited to his Accounts. The Board may terminate the Plan at any time. If the Plan is terminated, the amounts credited to a Participant's or former Participant's Account shall be paid to such Participant, or former Participant, or his designated beneficiary at the time(s) specified in Articles VII, IX and X, as applicable.

13.06 Severability. If any provision of the Plan shall be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining provisions hereof; instead, each provision shall be fully severable and the Plan shall be construed and enforced as if said illegal or invalid provision had never been included herein.

13.07 Arbitration. Any controversy arising out of or relating to the Plan, including without limitation, any and all disputes, claims (whether in tort, contract, statutory or otherwise) or disagreements concerning the interpretation or application of the provisions of the Plan, the Company's employment of the Participant, or former Participant, and the termination of that employment, shall be resolved by arbitration in accordance with the Employee Benefit Plan Claims Arbitration Rules of the American Arbitration Association (the *"AAA"*) then in effect. No arbitration proceeding relating to the Plan may be initiated by either the Company or the Participant, or former Participant, unless the claims review and appeals procedures specified in Section 11.07 have been exhausted. Within ten business days of the initiation of an arbitration hereunder, the Company and the Participant, or former Participant, will each separately designate an arbitrator, and within 20 business days of selection, the appointed arbitrators will appoint a neutral arbitrator from the panel of AAA National Panel of Employee Benefit Plan Claims Arbitrators. The arbitrators shall issue their written decision (including a statement of finding of facts) within 30 days from the date of the close of the arbitration hearing. The decision of the arbitrators selected hereunder will be final and binding on both parties. This arbitration provision is expressly made pursuant to and shall be governed by the Federal Arbitration Act, 9 U.S.C. Sections 1-16 (or replacement or successor statute). Pursuant to Section 9 of the Federal Arbitration Act, the Company and any Participant agrees that any judgment of the United States District Court for the District in which the headquarters of Baker Hughes is located at the time of initiation of an arbitration hereunder shall be entered upon the award made pursuant to the arbitration. Nothing in this Section 13.07 shall be construed to, in any way, limit the scope and effect of Article XI. In any arbitration proceeding full effect shall be given to the rights, powers, and authorities of the Plan Administrator under Article XI.

13.08 Compliance With Section 409A. To the extent applicable, the Plan shall be operated in compliance with Section 409A and the provisions of the Plan shall be interpreted by the Plan Administrator in a manner that is consistent with this intention.

13.09 Governing Law. All provisions of the Plan shall be construed in accordance with the laws of Texas, except to the extent preempted by applicable law and except to the extent that the conflicts of laws provisions of the State of Texas would require the application of the relevant law of another jurisdiction, in which event the relevant law of the State of Texas will nonetheless apply, with venue for litigation being in Houston, Texas.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9397

Baker Hughes Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**76-0207995**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2929 Allen Parkway, Suite 2100, Houston, Texas	**77019-2118**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (713) 439-8600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 Par Value per Share	**New York Stock Exchange**
	SWX Swiss Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter (based on the closing price on June 30, 2010 reported by the New York Stock Exchange) was approximately $17,846,385,000.

As of February 18, 2011, the registrant has outstanding 434,260,224 shares of common stock, $1 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

BAKER HUGHES INCORPORATED

INDEX

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

Baker Hughes Incorporated is a Delaware corporation engaged in the oilfield services industry. As used herein, "Baker Hughes," "Company," "we," "our" and "us" may refer to Baker Hughes Incorporated and/or its subsidiaries. The use of these terms is not intended to connote any particular corporate status or relationships.

AVAILABILITY OF INFORMATION FOR STOCKHOLDERS

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made available free of charge on our Internet website at *www.bakerhughes.com* as soon as reasonably practicable after these reports have been electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). Information contained on or connected to our website is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this report or any other filing we make with the SEC.

We have adopted a Business Code of Conduct to provide guidance to our directors, officers and employees on matters of business conduct and ethics, including compliance standards and procedures. We have also required our principal executive officer, principal financial officer and principal accounting officer to sign a Code of Ethical Conduct Certification.

Our Business Code of Conduct and Code of Ethical Conduct Certifications are available on the Investor Relations section of our website at *www.bakerhughes.com*. We will disclose on a current report on Form 8-K or on our website information about any amendment or waiver of these codes for our executive officers and directors. Waiver information disclosed on our website will remain on the website for at least 12 months after the initial disclosure of a waiver. Our Corporate Governance Guidelines and the charters of our Audit/Ethics Committee, Compensation Committee, Executive Committee, Finance Committee and Governance Committee are also available on the Investor Relations section of our website at *www.bakerhughes.com*. In addition, a copy of our Business Code of Conduct, Code of Ethical Conduct Certifications, Corporate Governance Guidelines and the charters of the committees referenced above are available in print at no cost to any stockholder who requests them by writing or telephoning us at the following address or telephone number:

Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118
Attention: Investor Relations
Telephone: (713) 439-8039

ABOUT BAKER HUGHES

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. We also provide industrial and other products and services to the downstream refining, and process and pipeline industries. Baker Hughes was formed in April 1987 in connection with the combination of Baker International Corporation and Hughes Tool Company. We may conduct our operations through subsidiaries, affiliates, ventures and alliances. We operate in over 80 countries around the world and our corporate headquarters is in Houston, Texas. As of December 31, 2010, we had approximately 53,100 employees, of which approximately 58% work outside the United States.

Our global oilfield operations are organized into a number of geomarket organizations, which are combined into and report to nine region presidents, who in turn report to two hemisphere presidents. In addition, certain support operations are organized at the enterprise level and include product-line marketing and technology, supply chain, enterprise marketing and information technology.

Through the geographic organization, we have placed our management close to our customers, facilitating stronger customer relationships and allowing us to react quickly to local market conditions and customer needs. The geographic organization supports our oilfield operations and is responsible for sales, field operations and well site execution. Western Hemisphere operations consist of four regions – Canada, headquartered in Calgary, Alberta and U.S. Land, Gulf of Mexico and Latin America regions which are all headquartered in Houston, Texas. Eastern Hemisphere operations consist of five regions – Europe, headquartered in London, England; Africa, headquartered in Paris, France; Russia Caspian, headquartered in Moscow, Russia; Middle East, headquartered in Dubai, United Arab Emirates ("UAE"); and Asia Pacific, headquartered in Kuala Lumpur, Malaysia.

The product-line marketing and technology organization is responsible for product development, technology, marketing and delivery of innovative and reliable solutions for our customers to advance their reservoir performance. This enterprise organization facilitates cross-product-line technology development, sales processes and integrated operations capabilities.

The supply chain organization is responsible for development of cost-effective procurement and manufacturing of our products and services. We have manufacturing operations in various countries, including, but not limited to, the United States (Texas, Oklahoma and Louisiana), Canada (Calgary), Europe (Scotland, England and Germany), Latin America (Venezuela and Argentina), the Middle East (UAE and Saudi Arabia) and Asia Pacific (Thailand, China and Singapore).

On April 28, 2010, we completed the acquisition of BJ Services Company ("BJ Services"), a leading provider of pressure pumping and other oilfield services, for $6.9 billion in cash and stock. This acquisition provides us with a proven leader in the areas of pressure pumping, stimulation and fracturing and complements our existing product portfolio, allowing us to provide a full suite of products and services to meet the needs of our customers. For 2010, our results are inclusive of BJ Services results from the acquisition date through December 31, 2010. The acquired business represented approximately 46% of our consolidated total assets at December 31, 2010 and approximately 36% of our consolidated net income attributable to Baker Hughes for the year ended December 31, 2010.

We report financial results for five segments. Four of these segments represent our oilfield operations and their geographic organization as detailed below:

- North America (Combined results for U.S. – including Gulf of Mexico, Canada, and Trinidad)
- Latin America (Combined results for Central and South America including Mexico and excluding Trinidad)
- Europe/Africa/Russia Caspian ("EARC") (Combined results for Europe, Africa – excluding Egypt, and Russia Caspian)
- Middle East/Asia Pacific ("MEAP") (Combined results for Middle East – including Egypt, and Asia Pacific)

In addition to the above, we report in our Industrial Services and Other segment, the financial results for our downstream chemicals business, process and pipeline services, and reservoir and technology consulting group.

Further information about our segments is set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of the Notes to Consolidated Financial Statements in Item 8 herein.

PRODUCTS AND SERVICES

Oilfield Operations

We offer a full suite of products and services to our customers around the world. Our oilfield products and services generally fall into one of two categories – Drilling and Evaluation or Completion and Production.

- Drilling and Evaluation consists of drill bit systems, drilling systems, wireline systems and drilling fluids product lines.
  - ***Drill bit systems*** – includes Tricone™ and PDC or "diamond" drill bits used for performance drilling, hole enlargement and coring.
  - ***Drilling systems*** – includes conventional and rotary steerable systems used to drill wells directionally and horizontally; measurement-while-drilling and logging-while-drilling systems used to perform reservoir navigation services; drilling optimization services; tools for coil tubing drilling and wellbore re-entry systems; coring drilling systems; and surface logging.
  - ***Wireline systems*** – includes tools for both open hole and cased hole well logging used to gather data to perform petrophysical and geophysical analysis; reservoir evaluation coring; casing perforation; fluid characterization; production logging; well integrity testing; pipe recovery; and seismic and microseismic services.
  - ***Drilling fluids*** – includes emulsion and water-based drilling fluids systems; reservoir drill-in fluids and fluids environmental services.
- Completion and Production consists of our well completion systems, wellbore intervention, intelligent production systems, artificial lift, upstream chemicals and pressure pumping services product lines.
  - ***Completion systems*** – includes products and services used to control the flow of hydrocarbons within a wellbore including sand control systems; liner hangers; wellbore isolation; expandable tubulars; multilaterals; safety systems; packers and flow control; and tubing conveyed perforating.
  - ***Wellbore intervention*** – includes products and services used in existing wellbores to improve their performance including thru-tubing fishing; thru-tubing inflatables; conventional fishing; casing exit systems; production injection packers; remedial and stimulation tools; and wellbore cleanup.
  - ***Intelligent production systems*** – includes products and services used to monitor and dynamically control the production from individual wells or fields including production decisions services; chemical injection services; well monitoring services; intelligent well systems; and artificial lift monitoring.
  - ***Artificial lift*** – includes electric submersible pumps systems; progressing cavity pump systems; gas lift systems; and surface horizontal pumping systems used to lift large volumes of oil and water when a reservoir is no longer able to flow on its own.
  - ***Upstream chemicals*** – includes chemicals and chemical application systems to provide flow assurance, integrity management and production management for upstream hydrocarbon production.
  - ***Pressure pumping services*** – includes cementing, stimulation and coil tubing services used in the completion of new oil and natural gas wells and in remedial work on existing wells, both onshore and offshore.

Industrial Services and Other

Industrial Services and Other consists of our downstream chemicals; process and pipeline services; and stimulation chemicals. It also includes our reservoir technology and consulting group, that provides consulting services and software products, including the Gaffney, Cline & Associates reservoir consulting services.

MARKETING, CONTRACTING, COMPETITION AND ECONOMIC CONDITIONS

We market our products and services on a product line basis primarily through our own sales organizations. We ordinarily provide technical and advisory services to assist in our customers' use of our products and services. Stock points and service centers for our products and services are located in areas of drilling and production activity throughout the world.

Our customers include the large integrated major and super-major oil and natural gas companies, U.S. and international independent oil and gas companies, and the national oil companies. No single customer accounts for more than 10% of our business. In North America, most work is contracted and performed on a well-by-well basis. Outside North America, most work is contracted on a project-by-project basis or for an extended period of time, typically two to four years. Most contracts cover our pricing of the products and services, but do not necessarily establish an obligation to use our products and services.

Our primary competitors include the major diversified oil service companies such as Schlumberger, Halliburton and Weatherford, where the breadth of service capabilities as well as competitive position of each product line are the keys to differentiation in the market. We also compete with other companies who may participate in only a few product lines, for example, National Oilwell Varco, Champion Technologies, Inc., Nalco Holding Company, Newpark Resources, Inc., and Frac Tech Services, LLC.

Our products and services are sold in highly competitive markets, and revenues and earnings can be affected by changes in competitive prices, fluctuations in the level of drilling, workover and completion activity in major markets, general economic conditions, foreign currency exchange fluctuations and governmental regulations. We believe that the principal competitive factors in our industries are product and service quality, availability and reliability, health, safety and environmental standards, technical proficiency and price.

We strive to negotiate the terms of our customer contracts consistent with what we consider to be best practices. The general industry practice is for oilfield service providers, like us, to be responsible for their own products and services and for our customers to retain liability for drilling and related operations. Consistent with this practice, we generally take responsibility for our own people and property and our customers, such as the operator of a well, take responsibility for their own people, property and all liabilities related to the well and subsurface operations, regardless of either party's negligence. In general, any material limitations on indemnifications to us from our customers in support of this allocation of responsibility arise only by applicable statutes. Certain states such as Texas, Louisiana, Wyoming, and New Mexico have enacted oil and gas specific statutes that void any indemnity agreement that attempts to relieve a party from liability resulting from its own negligence ("anti-indemnity statutes"). These statutes can void the allocation of liability agreed to in a contract; however, both the Texas and Louisiana anti-indemnity statutes include important exclusions. The Louisiana statute does not apply to property damage, and the Texas statute allows mutual indemnity agreements that are supported by insurance and has exclusions, which include, among other things, loss or liability for property damage that results from pollution and the cost of control of a wild well.

Because both Baker Hughes and our customers generally prefer to contract on the basis as we mutually agree, we negotiate with our customers in the U.S. to include a choice of law provision adopting the law of a state that does not have an anti-indemnity statute. When this does not occur, we will generally use Texas law. With the exclusions contained in the Texas anti-indemnity statute, we are usually able to structure the contract such that the limitation on the indemnification obligations of the customer is limited and should not have a material impact on the terms of the contract.

State law, laws or public policy in countries outside the U.S., or the negotiated terms of our agreement with the customer may also limit the customer's indemnity obligations in the event of the gross negligence or willful misconduct of a Baker Hughes employee. The Company and the customer may also agree to other limitations on the customer's indemnity obligations in the contract.

The Company maintains a commercial general liability insurance policy program that covers against certain operating hazards, including product liability claims and personal injury claims, as well as certain limited environmental pollution claims for damage to a third party or its property arising out of contact with pollution for which the Company is liable, but clean up and well control costs are not covered by such program. All of the insurance policies purchased by the Company are subject to self-insured retention amounts for which we are responsible for payment, specific terms, conditions, limitations and exclusions. There can be no assurance that the nature and amount of Company insurance will be sufficient to fully indemnify us against liabilities related to our business.

RESEARCH AND DEVELOPMENT; PATENTS

Our products and technology organization engages in research and development activities directed primarily toward the improvement of existing products and services, the design of specialized products to meet specific customer needs and the development of new products, processes and services. Our primary technology centers are located in the U.S. (Blacksburg, Virginia; Claremore, Oklahoma; several in Houston, Texas and surrounding areas); Germany (Celle), Brazil (Rio de Janeiro), Russia (Novosibirsk), and Saudi Arabia (Dhahran). For information regarding the amounts of research and development expense in each of the three years in the period ended December 31, 2010, see Note 1 of the Notes to Consolidated Financial Statements in Item 8 herein.

We have followed a policy of seeking patent and trademark protection in numerous countries and regions throughout the world for products and methods that appear to have commercial significance. We believe our patents and trademarks to be adequate for the conduct of our business, and aggressively pursue protection of our patents against patent infringement worldwide. No single patent or trademark is considered to be critical to our business.

SEASONALITY

Our operations can be affected by seasonal weather, which can temporarily affect the delivery and performance of our products and services, as well as customers' budgetary cycles. The widespread geographic locations of our operations and the timing of seasonal events serve to reduce the impact of individual events. Examples of seasonal events which can impact our business include:

- The severity and duration of both the summer and the winter in North America can have a significant impact on gas storage levels and drilling activity for natural gas.
- In Canada, the timing and duration of the spring thaw directly affects activity levels beginning late in the first quarter and most severely in the second quarter.
- Hurricanes can disrupt coastal and offshore drilling and production operations.
- Severe weather during the winter months normally results in reduced activity levels in the North Sea and Russia generally in the first quarter.
- Scheduled repair and maintenance of offshore facilities in the North Sea can reduce activity in the second and third quarters.
- Our Industrial Services and Other segment records its strongest sales in the second and third quarters of the year and weakest sales during the first and fourth quarters of the year due to the Northern Hemisphere winter.

RAW MATERIALS

We purchase various raw materials and component parts for use in manufacturing our products. The principal materials we purchase are steel alloys (including chromium and nickel), titanium, beryllium, copper, lead, tungsten carbide, synthetic and natural diamonds, guar, sand and other proppants, printed circuit boards and other electronic components and hydrocarbon-based chemical feed stocks. These materials are generally available from multiple sources and may be subject to price volatility. We have not experienced significant shortages of these materials and normally do not carry inventories of such materials in excess of those reasonably required to meet our production schedules. We do not expect significant interruptions in supply, but there can be no assurance that there will be no price or supply issues over the long term.

EMPLOYEES

On December 31, 2010, we had approximately 53,100 employees, of which the majority are outside the U.S. Less than 10% of these employees are represented under collective bargaining agreements or similar-type labor arrangements. Based upon the geographic diversification of these employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole.

EXECUTIVE OFFICERS OF BAKER HUGHES INCORPORATED

The following table shows, as of February 23, 2011, the name of each of our executive officers, together with his age and all offices presently held.

Name **Age**

Chad C. Deaton *58*

Chairman of the Board and Chief Executive Officer of the Company since 2004. President of the Company from 2008 to 2010. President and Chief Executive Officer of Hanover Compressor Company from 2002 to 2004. Senior Advisor to Schlumberger Oilfield Services from 1999 to 2001. Executive Vice President of Schlumberger from 1998 to 1999. Employed by the Company in 2004.

Peter A. Ragauss *53*

Senior Vice President and Chief Financial Officer of the Company since 2006. Segment Controller of Refining and Marketing for BP plc from 2003 to 2006. Mr. Ragauss joined BP plc in 1998 as Assistant to the Group Chief Executive until 2000 when he became Chief Executive Officer of Air BP. Vice President of Finance and Portfolio Management for Amoco Energy International immediately prior to its merger with BP in 1998. Vice President of Finance for El Paso Energy International from 1996 to 1998 and Vice President of Corporate Development for Tenneco Energy in 1996. Employed by the Company in 2006.

Alan R. Crain *59*

Senior Vice President and General Counsel of the Company since 2007. Vice President and General Counsel from 2000 to 2007. Executive Vice President, General Counsel and Secretary of Crown, Cork & Seal Company, Inc. from 1999 to 2000. Vice President and General Counsel from 1996 to 1999, and Assistant General Counsel from 1988 to 1996, of Union Texas Petroleum Holdings, Inc. Employed by the Company in 2000.

Martin S. Craighead *51*

President since 2010 and Chief Operating Officer since 2009. Senior Vice President from 2009 to 2010. Group President of Drilling and Evaluation since 2007 and Vice President of the Company from 2005 until 2009. President of INTEQ from 2005 to 2007. President of Baker Atlas from February 2005 to August 2005. Vice President of Worldwide Operations for Baker Atlas from 2003 to 2005 and Vice President, Marketing and Business Development for Baker Atlas from 2001 to 2003; Region Manager for Baker Atlas in Latin America and Asia and Region Manager for E&P Solutions from 1995 to 2001. Employed by the Company in 1986.

Russell J. Cancilla 59

Vice President, and Chief Security Officer, Health, Safety, Environment and Security of the Company since 2009. Chief Security Officer from June 2006 to January 2009. Vice President and Chief Security Officer of Innovene from 2005 to 2006; Vice President, Resources & Capabilities for HSSE for BP from 2003 to 2005 and Vice President, Real Estate and Management Services for BP from 1998 to 2003. Employed by the Company in 2006.

Belgacem Chariag 48

Vice President of the Company and President Eastern Hemisphere Operations since 2009. Vice President HSE of Schlumberger Limited from May 2008 to May 2009. President of Well Services, a Schlumberger product line, from 2006 to 2008. Vice President Marketing Oilfield Services for Europe, Caspian and Africa of Schlumberger from 2004 to 2006. Various other operational and management positions at Schlumberger from 1989 to 2008. Employed by the Company in 2009.

Didier Charreton 47

Vice President, Human Resources of the Company since 2007. Group Human Resources Director of Coats Plc, a global company engaged in the sewing thread and needlecrafts industry, from 2002 to 2007. Business Development of ID Applications for Gemplus S.A., a global company in the Smart Card industry, from 2000 to 2001. Various human resources positions at Schlumberger from 1989 to 2000. Employed by the Company in 2007.

Alan J. Keifer 56

Vice President, Controller and Principal Accounting Officer of the Company since 1999. Western Hemisphere Controller of Baker Oil Tools from 1997 to 1999 and Director of Corporate Audit for the Company from 1990 to 1996. Employed by the Company in 1990.

Jay G. Martin 59

Vice President, Chief Compliance Officer and Senior Deputy General Counsel of the Company since 2004. Shareholder at Winstead Sechrest & Minick P.C. from 2001 to 2004. Partner, Phelps Dunbar from 2000 to 2001 and Partner, Andrews & Kurth from 1996 to 2000. Employed by the Company in 2004.

Derek Mathieson 40

Vice President of the Company since December 2008. President, Products and Technology since May 2009. Chief Technology and Marketing Officer of the Company from December 2008 to May 2009. Chief Executive Officer of WellDynamics, Inc. from May 2007 to November 2008. Vice President Business Development, Technology and Marketing of WellDynamics, Inc. from April 2006 to May 2007; Technology Director and Chief Technology Officer from January 2004 to April 2006; Research and Development Manager from August 2002 to January 2004 and Reliability Assurance Engineer from April 2001 to August 2002 of WellDynamics, Inc. Well Engineer, Shell U.K. Exploration and Production 1997 to 2001. Employed by the Company in 2008.

John A. O'Donnell 62

Vice President of the Company since 1998 and President Western Hemisphere Operations since May 2009. President of Baker Petrolite Corporation from 2005 to May 2009. President of Baker Hughes Drilling Fluids from 2004 to 2005. Vice President, Business Process Development of the Company from 1998 to 2002; Vice President, Manufacturing, of Baker Oil Tools from 1990 to 1998 and Plant Manager of Hughes Tool Company from 1988 to 1990. Employed by the Company in 1975.

Arthur L. Soucy 48

Vice President Supply Chain of the Company since April 2009. Vice President, Global Supply Chain for Pratt and Whitney from 2007 to 2009. Sloan Fellows Program, Innovation and Global Leadership at Massachusetts Institute of Technology from 2006 to 2007. General Manager, Combustors, Augmenters and Nozzles of Pratt and Whitney from 2005 to 2006. Various managerial positions at Pratt and Whitney from 1995 to 2006. Employed by the Company in 2009.

Clifton N.B. Triplett 52

Vice President and Chief Information Officer of the Company since September 2008. Corporate Vice President, Motorola Global Services from 2007 to 2008 and Corporate Vice President and Chief Information Officer of Motorola's Network and Enterprise Group from 2006 to 2007. Employed by General Motors from 1997 to 2006 as Global Information Systems Officer for Computing and Telecommunications Services from 2003 to 2006 and Global Manufacturing and Quality Information Systems Officer from 1997 to 2003. Employed by the Company in 2008.

There are no family relationships among our executive officers.

ENVIRONMENTAL MATTERS

We are committed to the health and safety of people, protection of the environment and compliance with laws, regulations and our policies. Our past and present operations include activities that are subject to domestic (including U.S. federal, state and local) and international regulations with regard to air and water quality and other environmental matters. We believe we are in substantial compliance with these regulations. Regulation in this area continues to evolve, and changes in standards of enforcement of existing regulations, as well as the enactment and enforcement of new legislation, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation.

We are involved in voluntary remediation projects at some of our present and former manufacturing locations or other facilities, the majority of which relate to properties obtained in acquisitions or to sites no longer actively used in operations. On rare occasions, remediation activities are conducted as specified by a government agency-issued consent decree or agreed order. Estimated remediation costs are accrued using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. For sites where we are primarily responsible for the remediation, our cost estimates are developed based on internal evaluations and are not discounted. We record accruals when it is probable that we will be obligated to pay amounts for environmental site evaluation, remediation or related activities, and such amounts can be reasonably estimated. In general, we seek to accrue costs for the most likely scenario, where known. Accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred.

The Comprehensive Environmental Response, Compensation and Liability Act (known as "Superfund" or "CERCLA") imposes liability for the release of a "hazardous substance" into the environment. Superfund liability is imposed without regard to fault, even if the waste disposal was in compliance with laws and regulations. The United States Environmental Protection Agency (the "EPA") and appropriate state agencies supervise investigative and cleanup activities at Superfund sites.

We have been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites, and we accrue our share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste we contributed to the site to the total volume of waste disposed at the site. PRPs in Superfund actions have joint and several liability for all costs of remediation. Accordingly, a PRP may be required to pay more than its proportional share of such costs. For some projects, it is not possible to quantify our ultimate exposure because the projects are either in the investigative or early remediation stage, or allocation information is not yet available. However, based upon current information, we do not believe that probable or reasonably possible expenditures in connection with the sites are likely to have a material adverse effect on our consolidated financial statements because we have recorded adequate reserves to cover the estimate we presently believe will be our ultimate liability in the matter. Further, other PRPs involved in the sites have substantial assets and may reasonably be expected to pay their share of the cost of remediation, and, in some circumstances, we have insurance coverage or contractual indemnities from third parties to cover a portion of the ultimate liability.

Based upon current information, we believe that our overall compliance with environmental regulations including routine environmental compliance costs and capital expenditures for environmental control equipment will not have a material adverse effect upon our capital expenditures, earnings or competitive position because we have either established adequate reserves or our cost for that compliance is not expected to be material to our consolidated financial statements. Our total accrual for environmental remediation is $32 million and $18 million, which includes accruals of $7 million and $6 million for the various Superfund sites, at December 31, 2010 and 2009, respectively. Approximately $11 million of our total environmental accrual at December 31, 2010 relates to properties or liabilities acquired in connection with the BJ Services acquisition.

We are subject to various other governmental proceedings and regulations, including foreign regulations, relating to environmental matters, but we do not believe that any of these matters is likely to have a material adverse effect on our consolidated financial statements. We continue to focus on reducing future environmental liabilities by maintaining appropriate company standards and improving our assurance programs.

ITEM 1A. RISK FACTORS

An investment in our common stock involves various risks. When considering an investment in our Company, one should consider carefully all of the risk factors described below, as well as other information included and incorporated by reference in this report. There may be additional risks, uncertainties and matters not listed below, that we are unaware of, or that we currently consider immaterial. Any of these could adversely affect our business, financial condition, results of operations and cash flows and, thus, the value of an investment in our Company.

Risk Factors Related to the Worldwide Oil and Natural Gas Industry

Our business is focused on providing products and services to the worldwide oil and natural gas industry; therefore, our risk factors include those factors that impact, either positively or negatively, the markets for oil and natural gas. Expenditures by our customers for exploration, development and production of oil and natural gas are based on their expectations of future hydrocarbon demand, the risks associated with developing the reserves, their ability to finance exploration for and development of reserves, and the future value of the reserves. Their evaluation of the future value is based, in part, on their expectations for global demand, global supply, excess production capacity, inventory levels, and other factors that influence oil and natural gas prices. The key risk factors we believe are currently influencing the worldwide oil and natural gas markets are discussed below.

Demand for oil and natural gas is subject to factors beyond our control, which may adversely affect our operating results. Changes in the global economy or changes in the ability of our customers to access equity or credit markets could impact our customers' spending levels and our revenues and operating results.

Demand for oil and natural gas, as well as the demand for our services, is highly correlated with global economic growth, and in particular by the economic growth of countries such as the U.S., India, and China, as well as developing countries in Asia and the Middle East who are either significant users of oil and natural gas or whose economies are experiencing the most rapid economic growth compared to the global average. The past slowdown in global economic growth and recession in the developed economies resulted in reduced demand for oil and natural gas, increased spare productive capacity and lower energy prices. Weakness or deterioration of the global economy or credit market could reduce our customers' spending levels and reduce our revenues and operating results. Incremental weakness in global economic activity, particularly in China, India, the Middle East and developing countries in Asia will reduce demand for oil and natural gas and result in lower oil and natural gas prices. Incremental strength in global economic activity in such areas will create more demand for oil and natural gas and support higher oil and natural gas prices. In addition, demand for oil and natural gas could be impacted by environmental regulation, including "cap and trade" legislation, carbon taxes and the cost for carbon capture and sequestration related regulations.

Volatility of oil and natural gas prices can adversely affect demand for our products and services.

Volatility in oil and natural gas prices can also impact our customers' activity levels and spending for our products and services. Current energy prices are important contributors to cash flow for our customers and their ability to fund exploration and development activities. Expectations about future prices and price volatility are important for determining future spending levels.

Lower oil and gas prices generally lead to decreased spending by our customers. While higher oil and natural gas prices generally lead to increased spending by our customers, sustained high energy prices can be an impediment to economic growth, and can therefore negatively impact spending by our customers. Our customers also take into account the volatility of energy prices and other risk factors by requiring higher returns for individual projects if there is higher perceived risk. Any of these factors could affect the demand for oil and natural gas and could have a material adverse effect on our results of operations.

Our customers' activity levels and spending for our products and services and ability to pay amounts owed us could be impacted by economic conditions.

Access to capital is dependent on our customers' ability to access the funds necessary to develop economically attractive projects based upon their expectations of future energy prices, required investments and resulting returns. Limited access to external sources of funding has and may continue to cause customers to reduce their capital spending plans to levels supported by internally-generated cash flow. In addition, a reduction of cash flow resulting from declines in commodity prices, a reduction in borrowing bases under reserve-based credit facilities or the lack of availability of debt or equity financing may impact the ability of our customers to pay amounts owed to us.

Supply of oil and natural gas is subject to factors beyond our control, which may adversely affect our operating results.

Productive capacity for oil and natural gas is dependent on our customers' decisions to develop and produce oil and natural gas reserves. The ability to produce oil and natural gas can be affected by the number and productivity of new wells drilled and completed, as well as the rate of production and resulting depletion of existing wells. Advanced technologies, such as horizontal drilling and hydraulic fracturing, improve total recovery but also result in a more rapid production decline.

Access to prospects is also important to our customers. Access to prospects may be limited because host governments do not allow access to the reserves or because another oil and natural gas exploration company owns the rights to develop the prospect. Government regulations and the costs incurred by oil and natural gas exploration companies to conform to and comply with government regulations, may also limit the quantity of oil and natural gas that may be economically produced.

Supply can also be impacted by the degree to which individual Organization of Petroleum Exporting Countries ("OPEC") nations and other large oil and natural gas producing countries, including, but not limited to, Norway and Russia, are willing and able to control production and exports of oil, to decrease or increase supply and to support their targeted oil price while meeting their market share objectives. Any of these factors could affect the supply of oil and natural gas and could have a material adverse effect on our results of operations.

Changes in spare productive capacity or inventory levels can be indicative of future customer spending to explore for and develop oil and natural gas which in turn influences the demand for our products and services.

Spare productive capacity and oil and natural gas storage inventory levels are an indicator of the relative balance between supply and demand. High or increasing storage or inventories generally indicate that supply is exceeding demand and that energy prices are likely to soften. Low or decreasing storage or inventories are an indicator that demand is growing faster than supply and that energy prices are likely to rise. Measures of maximum productive capacity compared to demand ("spare productive capacity") are also an important factor influencing energy prices and spending by oil and natural gas exploration companies. When spare productive capacity is low compared to demand, energy prices tend to be higher and more volatile reflecting the increased vulnerability of the entire system to disruption.

Seasonal and adverse weather conditions adversely affect demand for our services and operations.

Weather can also have a significant impact on demand as consumption of energy is seasonal, and any variation from normal weather patterns, cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, such as hurricanes in the Gulf of Mexico, may interrupt or curtail our operations, or our customers' operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured. Extreme winter conditions in Canada, Russia or the North Sea may interrupt or curtail our operations, or our customers' operations, in those areas and result in a loss of revenue.

Risk Factors Related to Our Business

Our expectations regarding our business are affected by the following risk factors and the timing of any of these risk factors:

We operate in a highly competitive environment, which may adversely affect our ability to succeed.

We operate in a highly competitive environment for marketing oilfield services and securing equipment and trained personnel. Our ability to continually provide competitive products and services can impact our ability to defend, maintain or increase prices for our products and services, maintain market share and negotiate acceptable contract terms with our customers. In order to be competitive, we must provide new technologies and reliable products and services that perform as expected and that create value for our customers. Our ability to defend, maintain or increase prices for our products and services is in part dependent on the industry's capacity relative to customer demand, and on our ability to differentiate the value delivered by our products and services from our competitors' products and services. In addition, our ability to negotiate acceptable contract terms and conditions with our customers, especially state-owned national oil companies, our ability to manage warranty claims and our ability to effectively manage our commercial agents can also impact our results of operations.

Managing development of competitive technology and new product introductions on a forecasted schedule and at forecasted costs can impact our financial results. Development of competing technology that accelerates the obsolescence of any of our products or services can have a detrimental impact on our financial results.

We may be disadvantaged competitively and financially by a significant movement of exploration and production operations to areas of the world in which we are not currently active.

The high cost or unavailability of infrastructure, materials, equipment, supplies and personnel, particularly in periods of rapid growth, could adversely affect our ability to execute our operations on a timely basis.

Our manufacturing operations are dependent on having sufficient raw materials, component parts and manufacturing capacity available to meet our manufacturing plans at a reasonable cost while minimizing inventories. Our ability to effectively manage our manufacturing operations and meet these goals can have an impact on our business, including our ability to meet our manufacturing plans and revenue goals, control costs and avoid shortages of raw materials and component parts. Raw materials and components of particular concern include steel alloys (including chromium and nickel), titanium, beryllium, copper, lead, tungsten carbide, synthetic and natural diamonds, guar, sand and other proppants, printed circuit boards and other electronic components and hydrocarbon-based chemical feed stocks. Our ability to repair or replace equipment damaged or lost in the well can also impact our ability to service our customers. A lack of manufacturing capacity could result in increased backlog, which may limit our ability to respond to short lead time orders.

People are a key resource to developing, manufacturing and delivering our products and services to our customers around the world. Our ability to manage the recruiting, training and retention of the highly skilled workforce required by our plans and to manage the associated costs could impact our business. A well-trained, motivated work force has a positive impact on our ability to attract and retain business. Periods of rapid growth present a challenge to us and our industry to recruit, train and retain our employees while managing the impact of wage inflation and potential lack of available qualified labor in the markets where we operate. Likewise, when there is a downturn in the economy or our markets, we may have to adjust our workforce to control costs and yet not lose our skilled and diverse workforce. Labor-related actions, including strikes, slowdowns and facility occupations can also have a negative impact on our business.

Our business is subject to geopolitical, terrorism risks and other threats.

Geopolitical and terrorism risks continue to grow in several key countries where we do business. Geopolitical and terrorism risks could lead to, among other things, a loss of our investment in the country, impair the safety of our employees and impair our ability to conduct our operations.

Our informational technology systems are subject to possible breaches and other threats that could threaten our intellectual property, impair our ability to conduct our operations and cause other damages or loss.

Our failure to comply with the Foreign Corrupt Practices Act ("FCPA") would have a negative impact on our ongoing operations.

We entered into settlements with the DOJ and SEC in April 2007 relating to violations of the FCPA by the Company. Our ability to comply with the FCPA is dependent on the success of our ongoing compliance program, including our ability to continue to manage our agents and business partners and supervise, train and retain competent employees and the efforts of our employees to comply with applicable law and the Baker Hughes Business Code of Conduct. We would be subject to severe sanctions and civil and criminal prosecution as well as fines and penalties in the event of a finding of an additional violation of the FCPA by us or any of our employees.

Compliance with and changes in laws or adverse positions taken by taxing authorities could be costly and could affect operating results.

We have operations in the U.S. and in over 80 countries that can be impacted by expected and unexpected changes in the legal and business environments in which we operate. Our ability to manage our compliance costs and compliance programs will impact our ability to meet our earnings goals. Compliance related issues could also limit our ability to do business in certain countries. Changes that could impact the legal environment include new legislation, new regulations, new policies, investigations and legal proceedings and new interpretations of existing legal rules and regulations, in particular, changes in export control laws or exchange control laws, additional restrictions on doing business in countries subject to sanctions, and changes in laws in countries where we operate or intend to operate. Changes that impact the business environment include changes in accounting standards, changes in environmental laws, changes in tax laws or tax rates, the resolution of tax assessments or audits by various tax authorities, and the ability to fully utilize our tax loss carryforwards and tax credits. In addition, we may periodically restructure our legal entity organization. If taxing authorities were to disagree with our tax positions in connection with any such restructurings, our effective tax rate could be materially impacted.

These changes could have a significant financial impact on our future operations and the way we conduct, or if we conduct, business in the affected countries.

The May 2010 moratorium on drilling offshore in the U.S., as well as changes in and compliance with restrictions or regulations on offshore drilling in the U.S. Gulf of Mexico and in other areas around the world, has and may continue to adversely affect our business and operating results and reduce the need for our services in those areas.

While the moratorium on drilling offshore in the U.S. was lifted on October 12, 2010, there is a delay in resuming permitting of operations related to drilling offshore in the U.S. and there is no assurance that operations related to drilling offshore in the U.S. will reach the same levels that existed prior to the moratorium. The delay in resuming these activities or the failure of these activities to reach levels that existed prior to the moratorium has and could continue to adversely impact our operating results. The April 2010 Deepwater Horizon accident in the Gulf of Mexico and its aftermath has resulted in new and proposed legislation and regulation in the U.S. of the offshore oil and gas industry, which may result in substantial increases in costs or delays in drilling or other operations in the Gulf of Mexico, oil and gas projects becoming potentially non-economic, and a corresponding reduced demand for our services. We cannot predict with any certainty the impact of the prior moratorium or the substance or effect of any new or additional regulations. If the U.S. or other countries where we operate, enact stricter restrictions on offshore drilling or further regulate offshore drilling or contracting services operations, including without limitation cementing, higher operating costs could result and adversely affect our business and operating results.

Uninsured claims and litigation against us could adversely impact our operating results.

We could be impacted by the outcome of pending litigation as well as unexpected litigation or proceedings. We have insurance coverage against operating hazards, including product liability claims and personal injury claims related to our products, to the extent deemed prudent by our management and to the extent insurance is available; however, no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future claims and litigation. This insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The insurance does not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. In addition, the following risks apply with respect to our insurance coverage:

- we may not be able to continue to obtain insurance on commercially reasonable terms;
- we may be faced with types of liabilities that will not be covered by our insurance;
- our insurance carriers may not be able to meet their obligations under the policies; or
- the dollar amount of any liabilities may exceed our policy limits.

Whenever possible, we obtain agreements from customers that limit our liability. However, state law, laws or public policy in countries outside the U.S., or the negotiated terms of the agreement with the customer may not recognize those limitations of liability and/or limit the customer's indemnity obligations to the Company. In addition, insurance and customer agreements do not provide complete protection against losses and risks from an event, like a well blow out that can lead to property damage, personal injury, death or the discharge of hazardous materials into the environment. Our results of operations could be adversely affected by unexpected claims not covered by insurance.

Compliance with and rulings and litigation in connection with environmental regulations may adversely affect our business and operating results.

Our business is impacted by unexpected outcomes or material changes in environmental regulations. Our expectations regarding our compliance with environmental regulations and our expenditures to comply with environmental regulations, including (without limitation) our capital expenditures for environmental control equipment, are only our forecasts regarding these matters. These forecasts may be substantially different from actual results, which may be affected by the following factors: changes in environmental regulations; a material change in our allocation or other unexpected, adverse outcomes with respect to sites where we have been named as a PRP, including (without limitation) Superfund sites; the discovery of new sites of which we are not aware and where additional expenditures may be required to comply with environmental regulations; an unexpected discharge of hazardous materials.

International, national, and state governments and agencies are currently evaluating and promulgating climate-related legislation and regulations that are focused on restricting greenhouse gas ("GHG") emissions. In the U.S., the EPA has taken steps to regulate GHGs as pollutants under the Clean Air Act ("CAA"). The EPA's "Mandatory Reporting of Greenhouse Gases" rule established a comprehensive scheme of regulations that require monitoring and reporting of GHG emissions that began in 2010. Furthermore, the EPA recently proposed additional GHG reporting rules specifically for the oil and gas industry. The EPA has also published a final rule, the "Endangerment Finding," indicating that GHGs in the atmosphere endanger public health and welfare, and that emissions of GHGs from mobile sources cause or contribute to the GHG pollution. Following issuance of the Endangerment Finding, the EPA promulgated final motor vehicle GHG emission standards on April 1, 2010. These developments may curtail production and demand for fossil fuels such as oil and gas in areas of the world where our customers operate and thus adversely affect future demand for our services, which may in turn adversely affect future results of operations.

International developments focused on restricting the emission of carbon dioxide and other GHGs include the United Nations Framework Convention on Climate Change, also known as the "Kyoto Protocol" (an internationally applied protocol, which has been ratified in Canada) and the European Union's Emission Trading System. The Carbon Reduction Commitment in the U.K. is the first cap and trade scheme to affect Baker Hughes facilities. Domestic cap and trade programs include the Regional Greenhouse Gas Initiative or in the Northeastern United States, and the Western Regional Climate Action Initiative in the Western United States. A federal cap and trade regime may develop in the U.S. as well. These developments may curtail production and demand for fossil fuels such as oil and gas in areas of the world where our customers operate and thus adversely affect future demand for our services, which may in turn adversely affect future results of operations.

Demand for pressure pumping services could be reduced or eliminated by governmental regulation or a change in the law.

The EPA plans to study hydraulic fracturing practices, and legislation may be introduced in the U.S. Congress that would authorize the EPA to regulate hydraulic fracturing. In addition, a number of states are evaluating the adoption of legislation or regulations governing hydraulic fracturing. Such federal or state legislation and/or regulations could impair our operations and/or greatly reduce or eliminate demand for the Company's pressure pumping services. Such legislation and/or regulations, if enacted, could adversely affect future results of operations. We are unable to predict whether the proposed legislation or any other proposals will ultimately be enacted, and if so, the impact on the Company's business.

Control of oil and gas reserves by state-owned oil companies may impact the demand for our services and create additional risks in our operations.

Much of the world's oil and gas reserves are controlled by state-owned oil companies. State-owned oil companies may require their contractors to meet local content requirements or other local standards, such as joint ventures, that could be difficult or undesirable for the Company to meet. The failure to meet the local content requirements and other local standards may adversely impact the Company's operations in those countries.

In addition, many state-owned oil companies may require integrated contracts or turn-key contracts that could require the Company to provide services outside its core business. Providing services on an integrated or turnkey basis generally requires the Company to assume additional risks.

Changes in economic conditions and currency fluctuations may impact our operating results.

Fluctuations in foreign currencies relative to the U.S. Dollar can impact our revenue and our costs of doing business. Most of our products and services are sold through contracts denominated in U.S. Dollars or local currency indexed to U.S. Dollars; however, some of our revenue, local expenses and manufacturing costs are incurred in local currencies and therefore changes in the exchange rates between the U.S. Dollar and foreign currencies, particularly the British Pound Sterling, Euro, Canadian Dollar, Norwegian Krone, Russian Ruble, Australian Dollar, Brazilian Real and the Venezuelan Bolivar (which, for example, was devalued by the Venezuelan government in January 2010), can increase or decrease our revenue and expenses reported in U.S. Dollars and may impact our results of operations.

The condition of the capital markets and equity markets in general can affect the price of our common stock and our ability to obtain financing, if necessary. If the Company's credit rating is downgraded, this would increase borrowing costs under our revolving credit agreements and commercial paper program, as well as the cost of renewing or obtaining, or make it more difficult to renew or obtain or issue, new debt financing.

Changes in market conditions may impact any stock repurchases.

To the extent the Company engages in stock repurchases, such activity is subject to market conditions, such as the trading prices for our stock, as well as the terms of any stock purchase plans intended to comply with Rule 10b5-1 or Rule 10b-18 of the Exchange Act. Management, in its discretion, may engage in or discontinue stock repurchases at any time.

The merger with BJ Services may create additional risks for the Company.

The success of the merger will depend, in part, on our ability to realize certain anticipated benefits from combining the businesses of Baker Hughes and BJ Services. However, to realize these anticipated benefits, we must successfully integrate the operations and personnel of BJ Services and our existing business. If we are not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. Failure to achieve the anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect our future business, financial condition, operating results and prospects.

During the year ended December 31, 2010, approximately one-half of our revenue and approximately two-thirds of our profit before tax were attributable to North America. A decrease in demand for energy, natural gas exploration and production, or an increase in competition, in North America could result in a significant adverse effect on our operating results and the expected benefits of the merger.

Prior to the merger, BJ Services voluntarily disclosed information found in its internal investigations to the Department of Justice ("DOJ") and SEC and engaged in discussions with these authorities in connection with their review of possible illegal payments. The Company cannot currently predict the outcome of these investigations, when any of these matters will be resolved, or what, if any, actions may be taken by the DOJ, the SEC or other authorities or the effect the actions may have on the business or consolidated financial statements of the Company. If the DOJ or SEC were to take action for failure to comply with the FCPA, it could significantly affect our results of operations.

In October of 2010, the Company made voluntary disclosures on behalf of BJ Services to the Department of Commerce and the Department of State for potential export control violations that occurred prior to the merger. The Department of State has issued a letter that notified the Company that they will not be taking any further action or imposing any penalty in relation to the disclosures that were filed with them. It is not possible at this time to predict the final outcome or penalty amounts that may be imposed by the Department of Commerce.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We own or lease numerous facilities throughout the world. We consider our manufacturing plants, equipment repair and maintenance facilities, grinding plants, drilling fluids and chemical processing centers, and research and technology centers to be our principal properties. The locations of our principal properties include, but are not limited to, the following: (i) North America – Houston, Tomball and The Woodlands, Texas; Broken Arrow, Barnsdall, Claremore, Sand Springs and Tulsa, Oklahoma; Lafayette and Broussard, Louisiana; Calgary, Canada; (ii) Latin America – Maracaibo, Venezuela; Mendoza, Argentina; (iii) Europe/Africa/Russia Caspian – Aberdeen, Scotland; Liverpool and Hartlepool, England; Celle, Germany; (iv) Middle East/Asia Pacific – Dubai, United Arab Emirates; Dhahran, Saudi Arabia; Singapore; and Chonburi, Thailand.

We own or lease numerous other facilities such as service centers, shops and sales and administrative offices throughout the geographic regions in which we operate. We also have a significant investment in service vehicles, rental tools and manufacturing and other equipment. We believe that our facilities are well maintained and suitable for their intended purposes. The table below shows the number of facilities by geographic region:

	North America	Latin America	Europe/ Africa/ Russia Caspian	Middle East/Asia Pacific	Total
Principal Properties	31	4	6	7	48

ITEM 3. LEGAL PROCEEDINGS

The information with respect to Item 3. Legal Proceedings is contained in Note 14 of the Notes to Consolidated Financial Statements in Item 8 herein.

ITEM 4. [REMOVED AND RESERVED]

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, $1.00 par value per share, is principally traded on the New York Stock Exchange. Our common stock is also traded on the SWX Swiss Exchange. As of February 7, 2011, there were approximately 243,800 stockholders and approximately 14,400 stockholders of record.

For information regarding quarterly high and low sales prices on the New York Stock Exchange for our common stock during the two years ended December 31, 2010, and information regarding dividends declared on our common stock during the two years ended December 31, 2010, see Note 16 of the Notes to Consolidated Financial Statements in Item 8 herein.

The following table contains information about our purchases of equity securities during the fourth quarter of 2010.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share(1)	Total Number of Shares Purchased as Part of a Publicly Announced Program(2)	Average Price Paid Per Share(2)	Total Number of Shares Purchased in the Aggregate	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Program(3)
October 1–31, 2010	1,827	$ 47.99	–	$ –	1,827	$ –
November 1–30, 2010	95,448	49.89	–	–	95,448	–
December 1–31, 2010	–	–	–	–	–	–
Total	97,275	$ 49.85	–	$ –	97,275	$ 1,197,127,803

(1) Represents shares purchased from employees to pay the option exercise price related to stock-for-stock exchanges in option exercises or to satisfy the tax withholding obligations in connection with the vesting of restricted stock awards and restricted stock units.

(2) There were no share repurchases as part of a publicly announced program during the fourth quarter of 2010.

(3) Our Board of Directors has authorized a program to repurchase our common stock from time to time. During the fourth quarter of 2010, we did not repurchase any shares of our common stock under the program. We had authorization remaining to repurchase up to a total of $1,197 million of our common stock.

Corporate Performance Graph

The following graph compares the yearly change in our cumulative total stockholder return on our common stock (assuming reinvestment of dividends into common stock at the date of payment) with the cumulative total return on the published Standard & Poor's 500 Stock Index and the cumulative total return on Standard & Poor's 500 Oil and Gas Equipment and Services Index over the preceding five-year period.

Comparison of Five-Year Cumulative Total Return*
Baker Hughes Incorporated; S&P 500 Index and S&P 500 Oil and Gas Equipment and Services Index


$250
$200
$150
$100
$50
$0
2005
2006
2007
2008
2009
2010
Baker Hughes
S&P 500 Index
S&P Oil and Gas Equipment and Services Index

	2005	2006	2007	2008	2009	2010
Baker Hughes	$ 100.00	$ 123.68	$ 135.24	$ 54.01	$ 69.25	$ 99.07
S&P 500 Index	100.00	115.79	122.16	76.96	97.33	111.99
S&P 500 Oil and Gas Equipment and Services Index	100.00	115.54	170.88	69.76	111.76	155.66

* Total return assumes reinvestment of dividends on a quarterly basis.

The comparison of total return on investment (change in year-end stock price plus reinvested dividends) assumes that $100 was invested on December 31, 2005 in Baker Hughes common stock, the S&P 500 Index and the S&P 500 Oil and Gas Equipment and Services Index.

The Corporate Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Baker Hughes specifically incorporates it by reference into such filing.

ITEM 6. SELECTED FINANCIAL DATA

The Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data," both contained herein.

(In millions, except per share amounts)	Year Ended December 31,				
	2010	2009	2008	2007	2006
Revenues	$ 14,414	$ 9,664	$ 11,864	$ 10,428	$ 9,027
Costs and expenses:					
Cost of revenues	11,184	7,397	7,954	6,845	5,876
Research and engineering	429	397	426	372	339
Marketing, general and administrative	1,250	1,120	1,046	933	878
Acquisition-related costs	134	18	–	–	–
Litigation settlement	–	–	62	–	–
Total costs and expenses	12,997	8,932	9,488	8,150	7,093
Operating income	1,417	732	2,376	2,278	1,934
Equity in income of affiliates	–	–	2	1	60
Gain on sale of product line	–	–	28	–	–
Gain on sale of interest in affiliate	–	–	–	–	1,744
Gain (loss) on investments	6	4	(25)	–	–
Interest expense, net	(141)	(125)	(62)	(22)	(1)
Income from continuing operations before income taxes	1,282	611	2,319	2,257	3,737
Income taxes	(463)	(190)	(684)	(743)	(1,338)
Income from continuing operations	819	421	1,635	1,514	2,399
Income from discontinued operations, net of tax	–	–	–	–	20
Net income	819	421	1,635	1,514	2,419
Net income attributable to noncontrolling interest	(7)	–	–	–	–
Net income attributable to Baker Hughes	$ 812	$ 421	$ 1,635	$ 1,514	$ 2,419
Per share of common stock:					
Net income attributable to Baker Hughes:					
Basic	$ 2.06	$ 1.36	$ 5.32	$ 4.76	$ 7.32
Diluted	2.06	1.36	5.30	4.73	7.27
Dividends	0.60	0.60	0.56	0.52	0.52
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 1,706	$ 1,595	$ 1,955	$ 1,054	$ 1,104
Working capital (current assets minus current liabilities)	5,568	4,612	4,634	3,837	3,346
Total assets	22,986	11,439	11,861	9,857	8,706
Long-term debt	3,554	1,785	1,775	1,069	1,074
Stockholders' equity	14,286	7,284	6,807	6,306	5,243

Notes To Selected Financial Data

(1) **Acquisition of BJ Services.** We acquired BJ Services Company ("BJ Services") on April 28, 2010, and their financial results from the date of acquisition through the end of 2010 are included in our results. For further discussion, see Note 2 – Acquisitions of the Notes to Consolidated Financial Statements in Item 8 herein. 2010 and 2009 income from continuing operations also includes costs incurred by Baker Hughes related to the acquisition and integration of BJ Services.

(2) **Litigation settlement.** 2008 income from continuing operations includes a net charge of $62 million relating to the settlement of litigation with ReedHycalog.

(3) **Gain on sale of product line.** 2008 income from continuing operations includes $28 million for the gain on the sale of the Completion and Production segment's Surface Safety Systems ("SSS") product line.

(4) **Equity in income of affiliates and gain on sale of interest in affiliate.** On April 28, 2006, we sold our 30% interest in WesternGeco, a seismic venture we formed with Schlumberger in 2000, and recorded a gain of $1,744 million on the sale.

(5) **Discontinued operations.** The selected financial data in 2006 includes reclassifications to reflect Baker Supply Products Division, as discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements of "Item 8. Financial Statements and Supplementary Data" contained herein.

EXECUTIVE SUMMARY

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. We provide:

- products and services for drilling and evaluation of oil and gas wells;
- products and services for completion and production of oil and gas wells; and
- industrial and other services including downstream refining, and process and pipeline industries, and reservoir technology and consulting services.

The primary driver of our businesses is our customers' capital and operating expenditures dedicated to oil and natural gas exploration, field development and production. Our business is cyclical and is dependent upon our customers' expectations for future oil and natural gas prices, economic growth, hydrocarbon demand and estimates of current and future oil and natural gas production.

On April 28, 2010, we completed the acquisition of BJ Services, a leading provider of pressure pumping and other oilfield services, for $6.9 billion in cash and stock. This acquisition provides us with a proven leader in the areas of pressure pumping, stimulation and fracturing and complements our existing product portfolio, allowing us to provide a full suite of products and services to meet the needs of our customers. For 2010, our results are inclusive of BJ Services results from the acquisition date through December 31, 2010. The acquired business represented approximately 46% of our consolidated total assets at December 31, 2010 and approximately 36% of our consolidated net income attributable to Baker Hughes for the year ended December 31, 2010.

For 2010, we generated revenues of $14.41 billion, an increase of $4.75 billion or 49% compared to 2009. Our North America oilfield revenues for 2010 were $6.62 billion, an increase of 109% compared to 2009. Oilfield revenues outside of North America were $6.82 billion, an increase of 18% compared to 2009. Industrial Services and Other revenues were $971 million, an increase of 40% compared to 2009. These increases are primarily due to the acquisition of BJ Services on April 28, 2010, which provided $3.69 billion of revenue in 2010, and the strength of the North America segment driven by oil and gas-directed drilling primarily in unconventional reservoirs.

Net income attributable to Baker Hughes was $812 million for 2010 compared to $421 million for 2009. The increase is primarily due to the acquisition of BJ Services, which provided $290 million of net income in 2010, and improved profitability in our North America segment partially offset by lower profits internationally.

As of December 31, 2010, Baker Hughes had approximately 53,100 employees compared to approximately 34,400 employees as of December 31, 2009. The increase in employees is due primarily to the acquisition of BJ Services, who employed approximately 14,000 employees at the date of acquisition.

BUSINESS ENVIRONMENT

Global economic growth and the resultant demand for oil and natural gas are the primary drivers of our customers' expenditures to develop and produce oil and gas. The expansion of the global economy following the recession of 2008/2009 continued through 2010. Increasing economic activity, particularly in the emerging economies in Asia and the Middle East, and expectations for continued economic growth supported expectations for increasing demand for oil and natural gas. Spending by oil and natural gas exploration and production companies, which is dependent upon their forecasts regarding the expected future supply and future demand for oil and natural gas products and their estimates of costs to find, develop, and produce reserves, increased in 2010 compared to 2009. Changes in oil and natural gas exploration and production spending result in increased or decreased demand for our products and services, which will be reflected in the rig count and other measures. At early February 2011 oil prices, many international projects have attractive economic returns.

In North America, customer spending increased for both oil and gas projects resulting in a 44% increase in the North America rig count in 2010 compared to 2009. The increase in oil-directed drilling reflected the global price of oil, which is trading at a premium, on a Btu basis, relative to natural gas in North America. The increase in gas-directed drilling was driven by activity in the unconventional shale gas plays, despite relatively low prices for natural gas. Spending on gas-directed projects in 2010 was supported by (1) hedges on production made in prior periods when future prices were higher, (2) the need to drill and produce natural gas to hold leases acquired in earlier periods, (3) the influx of equity from companies interested in developing a position in the shale resource plays and (4) associated production of natural gas liquids in certain basins.

Outside of North America customer spending is most heavily influenced by oil prices, which increased 28% in 2010 compared to 2009 as the economic recovery continued. In response to higher oil prices and expectations that the expanding economy would support prices in excess of $70/Bbl, our customers' spending increased. This was reflected in a 10% increase in the rig count outside North America.

Oil and Natural Gas Prices

Oil (Bloomberg West Texas Intermediate ("WTI") Cushing Crude Oil Spot Price and Bloomberg Dated Brent ("Brent")) and natural gas (Bloomberg Henry Hub Natural Gas Spot Price) prices are summarized in the table below as averages of the daily closing prices during each of the periods indicated.

	2010	2009	2008
WTI oil prices ($/Bbl)	$ 79.51	$ 61.99	$ 99.92
Brent oil prices ($/Bbl)	79.73	62.04	97.69
Natural gas prices ($/mmBtu)	4.37	3.94	8.89

WTI oil prices averaged $79.51/Bbl in 2010. Prices ranged from a high of $91.49/Bbl in December 2010 to a low of $65.96/Bbl in May 2010. Oil prices strengthened from a low in late May 2010 through the end of the year driven by expectations of worldwide economic recovery and energy demand growth, particularly in Asia and the Middle East.

Natural gas prices averaged $4.37/mmBtu in 2010. Natural gas prices traded during 2010 in a range between $3.18/mmBtu and $7.51/mmBtu and have not traded above $5/mmBtu since late June 2010. At the end of 2010, working natural gas in storage was 3,097 Bcf, which was 0.8% or 26 Bcf below the corresponding week in 2009.

Rig Counts

Baker Hughes has been providing rig counts to the public since 1944. We gather all relevant data through our field service personnel, who obtain the necessary data from routine visits to the various rigs, customers, contractors and/or other outside sources. This data is then compiled and distributed to various wire services and trade associations and is published on our website. Rig counts are compiled weekly for the U.S. and Canada and monthly for all international and U.S. rigs. Published international rig counts do not include rigs drilling in certain locations, such as Russia, the Caspian and onshore China, because this information is not readily available.

Rigs in the U.S. are counted as active if, on the day the count is taken, the well being drilled has been started but drilling has not been completed and the well is anticipated to be of sufficient depth to be a potential consumer of our drill bits. Rigs in Canada are counted as active if data obtained by the Canadian Association of Oilwell Drillers and Contractors indicates that drilling operations have occurred during the week and we are able to verify this information. In most international areas, rigs are counted as active if drilling operations have taken place for at least 15 days during the month. In some active international areas where better data is available, we compute a weekly or daily average of active rigs. In international areas where there is poor availability of data, the rig counts are estimated from third-party data. The rig count does not include rigs that are in transit from one location to another, rigging up, being used in non-drilling activities, including production testing, completion and workover, and are not expected to be significant consumers of drill bits.

Our rig counts are summarized in the table below as averages for each of the periods indicated.

	2010	2009	2008
U.S. – land and inland waters	1,514	1,046	1,814
U.S. – offshore	31	44	65
Canada	348	222	382
North America	1,893	1,312	2,261
Latin America	383	356	384
North Sea	43	43	45
Continental Europe	51	41	53
Africa	83	62	65
Middle East	265	252	280
Asia Pacific	269	243	252
Outside North America	1,094	997	1,079
Worldwide	2,987	2,309	3,340

2010 Compared to 2009

The rig count in North America increased 44% reflecting a 19% increase in the gas-directed rig count and a 108% increase in the oil-directed rig count. Changes in regulation of drilling activity in the Gulf of Mexico as a result of the April 2010 Deepwater Horizon accident and related deepwater drilling moratorium and the delay and decrease in approving drilling permits negatively impacted activity in the latter seven months of 2010 where the U.S. offshore rig count averaged only 20 rigs compared to 48 rigs in the first five months of 2010 and 44 rigs for the year 2009. Outside North America the rig count increased 10%. The rig count in Latin America increased primarily due to higher activity in the Southern Cone geomarket (Argentina, Bolivia and Chile), the Andean geomarket (Colombia, Peru and Ecuador), and Brazil, and was partially offset by lower activity in the Venezuela/Mexico geomarket. The increase in rig count in the Continental Europe geomarket was led by Turkey, Italy and Romania. The rig count in Africa increased primarily due to higher activity in the Nigeria and Sub Saharan Africa geomarkets. The rig count increased in the Middle East due to higher activity in Egypt and Kuwait, offset partially by declines in activity in Oman and Pakistan. In the Asia Pacific region, activity increased primarily in India, Vietnam, and Offshore China, offset partially by lower activity in Indonesia and Australia.

RESULTS OF OPERATIONS

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represent our analysis of significant changes or events that impact the comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where possible and practical, have quantified the impact of such items. We acquired BJ Services on April 28, 2010, and the financial results of its operations from the acquisition date through the end of 2010 are included in each of the five reportable segments in a manner consistent with our reporting structure. In addition, the discussions below for revenues and cost of revenues are on a total basis as the business drivers for the individual components of product sales and services are similar. All dollar amounts in tabulations in this section are in millions of dollars, unless otherwise stated.

Segment Reporting Change

During 2010, we changed our internal reporting structure to align with our geographical organization which became the primary vehicle for allocating resources and assessing performance. As a result, we report our results for the following five segments:

- North America (Canada, U.S., and Trinidad)
- Latin America (Central and South America including Mexico and excluding Trinidad)
- Europe/Africa/Russia Caspian ("EARC") (Europe, Africa – excluding Egypt, and Russia and the republics of the former Soviet Union)
- Middle East/Asia Pacific ("MEAP") (Middle East – including Egypt)
- Industrial Services and Other (downstream chemicals, process and pipeline services, and reservoir and technology consulting businesses)

The four geographic segments represent our oilfield operations. All prior period segment disclosures have been recast to reflect the new segments.

Revenues and Profit Before Tax

The performance of our segments is evaluated based on segment profit before tax, which is defined as income before income taxes, interest expense, interest income, and certain gains and losses not allocated to the segments.

2010 Compared to 2009

	Year Ended December 31,			
	2010	2009	Increase (decrease)	% Change
Segment Revenues:				
North America	$ 6,621	$ 3,165	$ 3,456	109 %
Latin America	1,569	1,094	475	43 %
Europe/Africa/Russia Caspian	3,006	2,774	232	8 %
Middle East/Asia Pacific	2,247	1,937	310	16 %
Industrial Services and Other	971	694	277	40 %
Segment revenues	$ 14,414	$ 9,664	$ 4,750	49 %

	Year Ended December 31,			
	2010	2009	Increase (decrease)	% Change
Segment Profit Before Tax:				
North America	$ 1,163	$ 201	$ 962	479 %
Latin America	74	78	(4)	(5)%
Europe/Africa/Russia Caspian	260	458	(198)	(43)%
Middle East/Asia Pacific	177	241	(64)	(27)%
Industrial Services and Other	99	70	29	41 %
Segment profit before tax	$ 1,773	$ 1,048	$ 725	69 %

Revenues for 2010 increased $4.75 billion or 49% compared to 2009. Excluding BJ Services, revenues for 2010 were up 11%. The primary drivers of the change included increased activity and improved pricing in the U.S. Land and Canada markets and to a lesser extent, increased activity in our international segments.

Profit before tax for 2010 increased $725 million or 69% compared to 2009. Excluding BJ Services, profit before tax was up 18% primarily due to strong activity in the North America segment where increased activity has led to increased utilization, improved absorption of manufacturing and other overhead costs, and realized pricing improvement, partially offset by price degradation and lower profits in our international segments.

North America

North America revenue increased 109% in 2010 compared to 2009. Excluding BJ Services, revenues for 2010 were up 28%. Revenue and pricing increases were supported by a 45% increase in the U.S. land and inland waters rig count and a 57% increase in the Canada rig count. The unconventional reservoirs are demanding our more advanced technology to deliver longer horizontals, complex completions, increasing hydraulic fracturing ("frac") horsepower and more frac stages resulting in improved pricing and higher revenue. This improvement was partially offset by a decline in our U.S. Gulf of Mexico revenue resulting from the drilling moratorium in the Gulf of Mexico.

North America profit before tax was $1.16 billion in 2010, an increase of $962 million compared to 2009. Excluding BJ Services, profit before tax for 2010 was up $438 million. In addition to higher revenue driven by increased activity, the primary drivers of the increase in profitability included improved tool utilization, improved absorption of manufacturing and other overhead, and higher pricing. This improvement was partially offset by a decline in our profitability in the U.S. Gulf of Mexico due to the drilling moratorium in the Gulf of Mexico.

Latin America

Latin America revenue increased 43% in 2010 compared to 2009. Excluding BJ Services, revenue for 2010 was up 14%. The primary drivers of the increase included increased activity and commensurate revenue growth in the Andean, Brazil and Southern Cone geomarkets driven by strong demand for artificial lift, directional drilling and drilling fluids products and services, partially offset by reduced activity in the Venezuela/Mexico geomarket.

Latin America profit before tax decreased 5% in 2010 compared to 2009. Excluding BJ Services, profit before tax increased 17%. Improved profit before tax from the Andean and Southern Cone geomarkets was partially offset by decreased profit before tax from the Brazil and Venezuela/Mexico geomarkets.

Europe/Africa/Russia Caspian

Europe/Africa/Russia Caspian revenue increased 8% in 2010 compared to 2009. Excluding BJ Services, revenue for 2010 decreased 1%. Reduced revenue from the North Africa and Continental Europe geomarkets was partially offset by higher revenue in the Russia, U.K., Nigeria and Norway geomarkets, where strong demand for directional drilling and artificial lift products and services was experienced.

Europe/Africa/Russia Caspian profit before tax decreased 43% in 2010 compared to 2009. Excluding BJ Services, profit before tax decreased 41%. Improved profit before tax in the Russia and Nigeria geomarkets was more than offset by reduced profit before tax throughout the rest of the region primarily due to lower activity in the North Africa geomarket, higher overhead costs and lower realized pricing.

Middle East/Asia Pacific

Middle East/Asia Pacific revenue increased 16% in 2010 compared to 2009. Excluding BJ Services, revenue for 2010 was flat. Revenue increases occurred in the Saudi Arabia, Egypt, Australasia and Southeast Asia geomarkets, driven by higher activity benefiting our chemicals, artificial lift and completion systems products and services. These increases were offset by decreased revenue primarily in the Middle East Gulf and India geomarkets.

Middle East/Asia Pacific profit before tax decreased 27% in 2010 compared to 2009. Excluding BJ Services, profit before tax decreased 34% as improved profit before tax in the Egypt and North Asia geomarkets was more than offset by lower realized pricing and higher overhead costs throughout the rest of the region.

Industrial Services and Other

Industrial Services and Other revenue increased 40% in 2010 compared to 2009. Excluding BJ Services, revenue for 2010 increased 10%. Industrial Services and Other profit before tax increased 41% in 2010 compared to 2009. Excluding BJ Services, profit before tax increased 14%.

2009 Compared to 2008

	Year Ended December 31,			
	2009	2008	Increase (decrease)	% Change
Segment Revenues:				
North America	$ 3,165	$ 4,691	$ (1,526)	(33)%
Latin America	1,094	1,089	5	–
Europe/Africa/Russia Caspian	2,774	3,209	(435)	(14)%
Middle East/Asia Pacific	1,937	2,090	(153)	(7)%
Industrial Services and Other	694	785	(91)	(12)%
Segment revenues	$ 9,664	$ 11,864	$ (2,200)	(19)%

	Year Ended December 31,			
	2009	2008	Increase (decrease)	% Change
Segment Profit Before Tax:				
North America	$ 201	$ 1,249	$ (1,048)	(84)%
Latin America	78	196	(118)	(60)%
Europe/Africa/Russia Caspian	458	629	(171)	(27)%
Middle East/Asia Pacific	241	414	(173)	(42)%
Industrial Services and Other	70	192	(122)	(64)%
Segment profit before tax	$ 1,048	$ 2,680	$ (1,632)	(61)%

Revenues for 2009 decreased $2.20 billion or 19% compared to 2008 primarily due to a decrease in activity as evidenced by a 31% decline in the worldwide rig count, and to a lesser extent, pricing pressure on our products and services.

Profit before tax for 2009 decreased $1.63 billion or 61% compared to 2008 primarily due to a decline in activity, additional costs associated with reorganization, severance and acquisition activities, and an increase in our allowance for doubtful accounts.

North America

Revenues in North America, which accounted for 33% of total revenues, decreased 33% in 2009 compared to 2008 due to a sharp reduction in drilling and completion activity in the U.S. and Canada, as evidenced by a 42% reduction in rig count and lower realized pricing. The decline was most significant in the drilling and evaluation and completion product lines coupled with modest declines in production-related oilfield chemicals and artificial lift products and services.

North America profit before tax was $201 million in 2009, a decrease of 84% compared to 2008, as declining activity resulted in lower equipment utilization.

Latin America

Latin America revenue remained flat in 2009 compared to 2008 despite a reduction of 7% in the rig count over the same period. A sharp decline in activity and commensurate revenue decrease in the Southern Cone geomarket was offset by increased revenue in the Brazil geomarket. Increased directional drilling and drilling fluids revenue in the Brazil geomarket and directional drilling revenue in the Mexico/Venezuela geomarket was offset by decreased wireline revenue in the Southern Cone geomarket and artificial lift and completions revenue in the Mexico/Venezuela geomarket.

Latin America profit before tax decreased 60% in 2009 compared to 2008 reflecting lower realized pricing and challenging economics, particularly in the Venezuela/Mexico and the Southern Cone geomarkets.

Europe/Africa/Russia Caspian

Europe/Africa/Russia Caspian revenue decreased 14% in 2009 compared to 2008 where the rig count decreased 10%. Revenue declined in the U.K. and Russia Caspian geomarkets and was partially offset by increased revenue in the Continental Europe geomarket despite a sharp decline in the rig count. The decline was most significant in the drilling and evaluation and completion product lines with more modest declines in production-related oilfield chemicals.

Europe/Africa/Russia Caspian profit before tax decreased 27% in 2009 compared to 2008 due to higher overhead costs and lower realized pricing. Decrease in profit before tax in the Russia Caspian, Sub Saharan Africa and North Africa geomarkets was partially offset by an increase in profit before tax in the Continental Europe geomarket.

Middle East/Asia Pacific

Middle East/Asia Pacific revenue decreased 7% in 2009 compared to 2008 where lower activity was evidenced by a 7% decline in rig count. Saudi Arabia and Egypt geomarkets experienced the sharpest reduction in activity with a commensurate decline in revenue, partially offset by an increase in revenue in the Southeast Asia geomarket. The decline was most significant in directional drilling, completion equipment and drill bits offset partially by revenue increases in drilling fluids and production-related artificial lift and oilfield chemicals.

Middle East/Asia Pacific profit before tax decreased 42% in 2009 compared to 2008 where lower utilization levels and price erosion was partly offset by cost management programs. Profit before tax declined across all geomarkets except Southeast Asia where profit before tax increased slightly.

Industrial Services and Other

Industrial Services and Other revenue decreased 12% in 2009 compared to 2008. Industrial Services and Other profit before tax decreased 64% in 2009 compared to 2008.

Costs and Expenses

The table below details certain consolidated statement of operations data and their percentage of revenues.

	2010		2009		2008	
	$	%	$	%	$	%
Revenues	$ 14,414	100%	$ 9,664	100%	$ 11,864	100%
Cost of revenues	11,184	78%	7,397	77%	7,954	67%
Research and engineering	429	3%	397	4%	426	4%
Marketing, general and administrative	1,250	9%	1,120	12%	1,046	9%

Cost of Revenues

Cost of revenues as a percentage of revenues was 78% and 77% for 2010 and 2009, respectively. The increase was primarily due to pricing pressures and higher operating costs for our geomarket organization which we are mitigating through productivity improvements and cost cutting measures. The additional depreciation and amortization expense for the eight months since the acquisition date of approximately $93 million for tangible and intangible assets associated with the BJ Services acquisition also contributed to the increase.

Cost of revenues as a percentage of revenues was 77% and 67% for 2009 and 2008, respectively. The increase was primarily due to significant declines in activity worldwide resulting in excess manufacturing capacity, lower utilization of our rental tools and price deterioration, primarily in North America. Additional contributing factors to this increase include costs associated with employee severance of $73 million; an increase in the net provision for doubtful accounts of $73 million; and a change in the geographic and product mix from the sale of our products and services as we continue to emphasize productivity and cost improvements.

Research and Engineering

Research and engineering expenses increased 8% in 2010 compared to 2009. We continue to be committed to developing and commercializing new technologies as well as investing in our core product offerings. Research and development costs increased 23% in 2010 compared to 2009.

Research and engineering expenses decreased 7% in 2009 compared to 2008. The decrease was in line with the decrease in activity. The decrease was offset by $5 million associated with employee severance. Research and development costs decreased 12% in 2009 compared to 2008.

Marketing, General and Administrative

Marketing, general and administrative ("MG&A") expenses increased 12% in 2010 compared to 2009. The increase resulted primarily from costs associated with finance redesign efforts, software implementation activities and the acquisition of BJ Services.

MG&A expenses increased 7% in 2009 compared to 2008. This increase resulted primarily from an increase in costs associated with enterprise-wide accounting system implementations and reorganization activities of $46 million, and employee severance of $14 million. These increases were partially offset by lower marketing and compliance related expenses.

Acquisition-Related Costs

Acquisition-related costs are being expensed as incurred. They include expenses directly related to acquiring BJ Services and integration expenses incurred in combining the companies. During 2010 and 2009, we incurred $134 million and $18 million, respectively, of total acquisition-related costs.

Interest Expense, net

Net interest expense increased $16 million in 2010 compared to 2009. The increase was primarily due to the issuance of $1.5 billion of debt in August 2010 and the assumption of $500 million of debt associated with the acquisition of BJ Services, partially offset by gains on our interest rate swaps of $16 million.

Net interest expense increased $63 million in 2009 compared to 2008 primarily due to the new long-term debt issuances of $1.25 billion in October 2008 resulting in higher average debt levels throughout 2009, and a reduction in the average interest rate earned and the average investment balance.

Income Taxes

Our effective tax rates in 2010, 2009 and 2008 were 36.1%, 31.1%, and 29.5% respectively. The current year effective tax rate is higher than the U.S. statutory income tax rate of 35% due to higher rates of tax on certain international operations and state income taxes partially offset by tax benefits arising from the repatriation of foreign earnings. The prior two years' effective tax rates were lower than the U.S. statutory income tax rate of 35% due to lower rates of tax on certain international operations offset by state income taxes.

Our tax filings for various periods are subject to audit by the tax authorities in most jurisdictions where we conduct business. These audits may result in assessment of additional taxes that are resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. We have received tax assessments from various taxing authorities and are currently at varying stages of appeals and/or litigation regarding these matters. We believe we have substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable.

OUTLOOK

This section should be read in conjunction with the factors described in "Part I, Item 1A. Risk Factors" and in the "Forward-Looking Statements" section in this Part II, Item 7, both contained herein. These factors could impact, either positively or negatively, our expectation for: oil and natural gas demand; oil and natural gas prices; exploration and development spending and drilling activity; and production spending.

Our industry is cyclical, and past cycles have been driven primarily by alternating periods of ample supply or shortage of oil and natural gas relative to demand. As an oilfield services company, our revenue is dependent on spending by our customers for oil and natural gas exploration, field development and production. This spending is dependent on a number of factors, including our customers' forecasts of future energy demand, their expectations for future energy prices, their access to resources to develop and produce oil and gas, the impact of new government regulations and their ability to fund their capital programs.

The depth and pace of economic recovery from the global economic recession, the negative impact of the moratorium and new regulations following the Deepwater Horizon accident in the Gulf of Mexico, and drilling in the U.S. oil-and-gas shale plays are expected to be the primary drivers impacting the 2011 business environment.

As the worldwide economy recovers, demand for hydrocarbons is increasing. In its January 2011 *World Economic Outlook Update*, the International Monetary Fund ("IMF") forecasted that global output would increase 4.4% in 2011 compared to 2010. Advanced economies' economic growth is expected to remain sluggish at 2.5% in 2011 compared to 2010 while emerging and developing economies are expected to grow at 6.5% in 2011 compared to 2010. The IMF also noted that the downside risks to the recovery were elevated primarily due to sovereign and financial troubles with the Euro area and policies to redress fiscal imbalances in the advance economies in general.

The International Energy Agency ("IEA") estimated in its February 2011 Oil Market Report that worldwide demand would increase 1.5 million barrels per day or 1.7% to 89.3 million barrels per day in 2011, up from 87.8 million barrels per day in 2010. The largest incremental demands for oil are expected to be generated by the developing and emerging economies in China, India and the Middle East. Increasing oil demand is expected to support oil prices between $70/Bbl and $100/Bbl in 2011.

In North America, the near-month futures prices for natural gas, as quoted in February 2011 for March 2011, were below $4.00/mmBtu, and the twelve month futures price was trading slightly below $4.40/mmBtu. Higher natural gas futures prices in 2008 and early 2009 provided an opportunity for many of our customers to hedge natural gas production. Cash flow of these customers benefited from the attractive prices received on hedged production allowing them to maintain exploration and development activity. However, the decline in natural gas prices in 2010 and the roll-off of attractive hedge positions is placing increased emphasis on well economics, cash flow and capital budgets for many of our customers. In the near-term, the impact of lower cash flows from sales and hedging activity is being offset by investments by international oil companies seeking exposure to the U.S. shale plays. Capital discipline on the part of our competitors, attrition of existing rental fleets and rising demand are expected to result in an environment that supports continued price increases for our products and services in some markets by late 2011. In addition, project economies will be favorably impacted if the production is expected to include a significant amount of natural gas liquids or condensates, which can be sold at a higher price per mmBtu.

The impact of changes in the regulation of offshore drilling in the U.S. Gulf of Mexico is negatively impacting U.S. offshore drilling activity. The impact on offshore activity appears to be isolated to the Gulf of Mexico at this time. Equipment and people are being redeployed and reassigned to opportunities away from the Gulf coast. The negative impact is expected to be partially offset by incremental spending in other regions as oil and gas companies adjust their spending plans, as well as increased spending on workovers on the shelf in the Gulf of Mexico as permitted by the Bureau of Ocean Energy Management Regulation and Enforcement.

Our outlook for exploration and development spending is based upon our expectations for customer spending in the markets in which we operate, and is driven primarily by our perception of industry expectations for oil and natural gas prices and their likely impact on customer capital and operating budgets as well as other factors that could impact the economic return oil and gas companies expect for developing oil and gas reserves. Our forecasts are based on our analysis of information provided by our customers as well as market research and analyst reports including the *Short Term Energy Outlook* ("STEO") published by the Energy Information Administration of the U.S. Department of Energy ("DOE"), the *Oil Market Report* published by the IEA and the *Monthly Oil Market Report* published by Organization for Petroleum Exporting Countries ("OPEC"). Our outlook for economic growth is based on our analysis of information published by a number of sources including the IMF, the Organization for Economic Cooperation and Development ("OECD") and the World Bank.

In North America, the outlook for 2011 will be significantly influenced by the outlook for the natural gas industry. However, oil-directed rig activity has increased to levels not seen since early 1991, and is expected to continue to increase with oil prices greater than $70/Bbl, as many operators seek to diversify activity away from natural gas. The increase in gas-directed rig count from mid-2009 low levels and continued advances in horizontal drilling and advanced fracturing and completion technologies has led to increasing rates of initial production in the unconventional gas fields, resulting in high levels of gas production relative to demand.

Expectations for Oil Prices – Due to expectations for the continued global economic expansion, the Energy Information Administration ("EIA") expects global demand for oil to increase 1.5 million barrels per day in 2011 relative to 2010. Non-OPEC supply growth is expected to increase by 310 thousand barrels per day in 2011 as forecasted by the EIA. In its December 2010 meeting in Quito, Ecuador, OPEC left its production policy unchanged. OPEC spare productive capacity is expected to be essentially unchanged through 2011. In its February 2011 STEO report, the DOE forecasted WTI oil prices to average $93/Bbl for the year 2011. In early February 2011, WTI oil prices, which normally trade at a premium to Brent oil prices, were trading at a significant discount (approximately $14/Bbl). The structural causes of this difference are expected to exist through the end of 2012.

Expectations for North America Natural Gas Prices – Increasing production and near record high storage levels are placing downward pressure on natural gas prices. Storage is expected to remain at or near historically high levels throughout the year. In its February 2011 STEO report, the DOE forecasted Henry Hub natural gas prices to average $4.16/mmBtu for 2011 compared to $4.37/mmBtu in 2010.

Our capital expenditures, excluding acquisitions, are expected to be approximately $2.3 billion to $2.7 billion for 2011. A significant portion of our planned capital expenditures can be adjusted to reflect changes in our expectations for future customer spending. We will manage our capital expenditures to match market demand.

COMPLIANCE

We do business in over 80 countries, including approximately 20 of the 40 countries having the lowest scores in the Transparency International's Corruption Perception Index survey for 2010, which indicates high levels of corruption. We devote significant resources to the development, maintenance and enforcement of our Business Code of Conduct policy, our anti-bribery compliance policies, our internal control processes and procedures and other compliance related policies. Notwithstanding the devotion of such resources, and in part as a consequence thereof, from time to time we discover or receive information alleging potential violations of laws and regulations, including the FCPA and our policies, processes and procedures. We conduct internal investigations of these potential violations and take appropriate action depending upon the outcome of the investigation.

We anticipate that the devotion of significant resources to compliance-related issues, including the necessity for investigations, will continue to be an aspect of doing business in a number of the countries in which oil and natural gas exploration, development and production take place and in which we are requested to conduct operations. Compliance-related issues have limited our ability to do business and/or have raised the cost of operating in these countries. In order to provide products and services in some of these countries, we may in the future utilize ventures with third parties, sell products to distributors or otherwise modify our business approach in order to improve our ability to conduct our business in accordance with applicable laws and regulations and our Business Code of Conduct.

Our *Best-in-Class* Global Ethics and Compliance Program ("Compliance Program") is based on (i) our Core Values of Integrity, Performance, Teamwork and Learning; (ii) the standards contained in our Business Code of Conduct; (iii) the laws of the countries where we operate; and (iv) our commitments to the DOJ and the SEC. Our Compliance Program is referenced within the Company as "C2" or "Completely Compliant." The Completely Compliant theme is intended to establish the proper *Tone-at-the-Top* throughout the Company. Employees are consistently reminded that they play a crucial role in ensuring that the Company always conducts its business ethically, legally and safely.

In connection with our settlements with the DOJ and SEC in April 2007, we retained an independent monitor (the "Monitor") to assess and make recommendations about our compliance policies and procedures. The Monitor was retained for a term of three years. That term ended on July 1, 2010. In June 2010, the Monitor issued his final report certifying that "the anti-bribery compliance program of Baker Hughes, including its policies and procedures, is appropriately designed and implemented to ensure compliance with the FCPA, U.S. commercial bribery laws and foreign bribery laws".

Highlights of our Compliance Program, including enhancements or additions as a result of the independent monitor's recommendations, include the following:

- We have a comprehensive employee compliance training program covering substantially all employees.
- We have comprehensive internal policies over such areas as facilitating payments; travel, entertainment, gifts and charitable donations connected to non-U.S. government officials; payments to non-U.S. commercial sales representatives; and the use of non-U.S. police or military organizations for security purposes. In addition, we have country-specific guidance for customs standards, export and re-export controls, economic sanctions and antiboycott laws.
- We have a special compliance committee, which is made up of senior officers, that meets no less than once a year to review the oversight reports for all active commercial sales representatives.
- We use technology to monitor and report on compliance matters, including a web-based antiboycott reporting tool and a global trade management software tool.
- We have a whistleblower program designed to encourage reporting of any ethics or compliance matter without fear of retaliation including a worldwide Business Helpline operated by a third party and currently available toll-free in 150 languages to ensure that our helpline is easily accessible to employees in their own language.
- We have continued our reduction of the use of commercial sales representatives ("CSRs") and processing agents, including the reduction of customs agents.
- We have a due diligence procedure for processing and professional agents, an enhanced process for classifying distributors and are creating a formal policy to guide business personnel in determining when subcontractors should be subjected to compliance due diligence.
- We have reviewed and expanded the use of our centralized finance organization including further implementation of our enterprise-wide accounting system and company-wide policies regarding expense reporting, petty cash, the approval of invoice payments and general ledger account coding. Further, we have restructured our corporate audit function and have incorporated additional anti-corruption procedures into some of our audits, which are applied on a country-wide basis. We are also continuing to refine and enhance our procedures for FCPA risk assessments and legal audit procedures.
- We continue to work to ensure that we have adequate legal compliance coverage around the world, including the coordination of compliance advice and training across all regions and countries where we do business.
- We are continuing to centralize our human resources function, including creating consistent standards for pre-hire screening of employees, the screening of existing employees prior to promoting them to positions where they may be exposed to corruption-related risks, and creating a uniform policy for on-boarding training.

We have analyzed the BJ Services' compliance programs and since the closing of the acquisition have been integrating our compliance programs within the operations of BJ Services, as appropriate.

LIQUIDITY AND CAPITAL RESOURCES

Our objective in financing our business is to maintain adequate financial resources and access to sufficient liquidity. At December 31, 2010, we had cash and cash equivalents of $1.46 billion, short-term investments of $250 million, and $1.7 billion available for borrowing under committed revolving credit facilities with commercial banks.

Our capital planning process is focused on utilizing cash flows generated from operations in ways that enhance the value of our Company. In 2010, we used cash to pay for a variety of activities including working capital needs, dividends, debt maturities, acquisitions and capital expenditures.

Cash Flows

Cash flows provided (used) by continuing operations by type of activity were as follows for the years ended December 31:

(In millions)	2010	2009	2008
Operating activities	$ 856	$ 1,239	$ 1,614
Investing activities	(2,376)	(966)	(1,170)
Financing activities	1,366	(675)	541

Statements of cash flows for entities with international operations that are local currency functional exclude the effects of the changes in foreign currency exchange rates that occur during any given year, as these are noncash changes. As a result, changes reflected in certain accounts on the consolidated statements of cash flows may not equal the changes in corresponding accounts on the consolidated balance sheets.

Operating Activities

Cash flows from operating activities provided $856 million for the year ended December 31, 2010 and provided $1,239 million for the year ended December 31, 2009. This decrease in cash flows of $383 million is primarily due to the change in net operating assets and liabilities which used more cash in 2010 compared to 2009.

The underlying drivers in 2010 compared to 2009 of the changes in operating assets and liabilities are as follows:

- An increase in accounts receivable used $702 million in cash in 2010 and provided $399 million in 2009. The change in accounts receivable was primarily due to an increase in activity partially offset by a decrease in the days sales outstanding (defined as the average number of days our net trade receivables are outstanding based on quarterly revenues) by approximately 6 days.
- Inventory used $243 million in cash in 2010 and provided $240 million in 2009 driven by activity increases.
- An increase in accounts payable in 2010 provided $292 million in cash and used $89 million in cash in 2009. The increase was primarily due to an increase in operating assets to support increased activity.
- Accrued employee compensation and other accrued liabilities used $182 million in cash in 2010 and used $130 million in cash in 2009. The increase in the use of cash in 2010 was due primarily to the payments of pre-existing change of control and other contractual obligations to certain BJ Services employees partially offset by a decrease in payments related to employee bonuses earned in 2009 but paid in 2010.
- Income taxes payable provided $23 million in 2010 and used $169 million in cash 2009. The use of cash in 2009 was primarily due to federal income tax payments made in 2009 of $155 million for two quarterly installment payments related to 2008. The U.S. Internal Revenue Service allowed companies impacted by Hurricane Ike to defer the third and fourth quarter installment payments for 2008 until January 2009.

Cash flows from operating activities provided $1,239 million for the year ended December 31, 2009 and used $1,614 million for the year ended December 31, 2008. This decrease in cash flows of $375 million is primarily due to a decrease in net income offset by the change in net operating assets and liabilities that provided more cash in 2009 compared to 2008.

The underlying drivers in 2009 compared to 2008 of the changes in operating assets and liabilities are as follows:

- A decrease in accounts receivable provided $399 million in cash in 2009 and used $515 million in 2008. The decrease in accounts receivable was primarily due to the decrease in activity partially offset by an increase in the days sales outstanding (defined as the average number of days our net trade receivables are outstanding based on quarterly revenues) by approximately nine days, reflecting a slowdown in customer payments.
- Inventory provided $240 million in cash in 2009 and used $371 million in 2008 due to activity decreases in 2009 compared to 2008.
- A decrease in accounts payable used $89 million in cash in 2009 and provided $242 million in cash in 2008. This decrease in accounts payable corresponds with the decrease in operating assets to support decreased activity.
- Accrued employee compensation and other accrued liabilities used $130 million in cash in 2009 and provided $90 million in cash in 2008. The increase in the use of cash was primarily due to an increase in payments in 2009 compared to 2008 primarily related to employee bonuses earned in 2008 but paid in 2009.
- Our contributions to our defined benefit pension plans in 2009 and 2008 totaled $15 million in each year.

Investing Activities

Our principal recurring investing activity is the funding of capital expenditures to support the appropriate levels and types of rental tools we have in place to generate revenues from operations. Expenditures for capital assets totaled $1.49 billion, $1.09 billion and $1.30 billion for 2010, 2009 and 2008, respectively. While the majority of these expenditures were for rental tools, wireline tools, and machinery and equipment, we have also increased our spending on new facilities, expansions of existing facilities and other infrastructure projects.

Proceeds from disposal of assets were $208 million, $163 million and $222 million for 2010, 2009 and 2008, respectively. These disposals relate primarily to rental tools that were lost-in-hole, as well as machinery, rental tools and equipment no longer used in operations that were sold throughout the year.

On August 30, 2010, we completed the sale of two stimulation vessels and certain other assets used to perform sand control services in the U.S. Gulf of Mexico. We received cash of $55 million and incurred disposition costs of $16 million. The divestiture was required by the DOJ in connection with the acquisition of BJ Services. The sale was not material to our business or our financial performance.

We routinely evaluate potential acquisitions of businesses of third parties that may enhance our current operations or expand our operations into new markets or product lines. We may also from time to time sell business operations that are not considered part of our core business. During 2010, we paid cash of $680 million, net of cash acquired of $113 million, related to the BJ Services acquisition, and we paid $208 million, net of cash acquired of $4 million, for other acquisitions. In 2009, we paid $58 million, net of cash acquired of $4 million, for acquisitions including additional purchase price consideration for past acquisitions. In 2008, we paid $120 million for acquisitions, including $4 million of direct transaction costs and net of cash acquired of $5 million.

In 2008, we sold the assets associated with our Surface Safety Systems product line and received cash proceeds of $31 million.

During 2010, we purchased $250 million of short-term investments consisting of U.S. Treasury Bills, which will mature in May of 2011, the proceeds of which will be used to repay the BJ Services 5.75% notes maturing in June 2011.

Financing Activities

We had net borrowings of commercial paper and other short-term debt of $52 million in 2010, net repayments of commercial paper and other short-term debt of $16 million in 2009, and net borrowings of commercial paper and short-term debt of $15 million in 2008. On August 24, 2010, we sold $1.5 billion of 5.125% Senior Notes that will mature September 15, 2040. Net proceeds from the offering were approximately $1.48 billion after deducting the underwriting discounts and expenses of the offering. We used $511 million of the net proceeds to repay our outstanding commercial paper. We used $250 million of the net proceeds to purchase U.S. Treasury Bills, which will be used to repay the BJ Services 5.75% notes maturing in June 2011. The remaining net proceeds from the offering were used for general corporate purposes. In 2009, we repaid $525 million of maturing long-term debt. Total debt outstanding at December 31, 2010 was $3.89 billion, an increase of $2.09 billion compared to December 31, 2009. This increase is primarily due to the sale of $1.5 billion of notes and the assumption of $500 million principal amount of long-term debt from the BJ Services acquisition. The total debt to total capitalization (defined as total debt plus stockholders' equity) ratio was 0.21 at December 31, 2010 and 0.20 at December 31, 2009.

On October 28, 2008, we sold $500 million of 6.50% Senior Notes that will mature November 15, 2013, and $750 million of 7.50% Senior Notes that will mature November 15, 2018. Net proceeds from the offering were $1.24 billion after deducting the underwriting discounts and expenses of the offering. We used a portion of the net proceeds to repay outstanding commercial paper, as well as to repay $325 million aggregate principal amount of our outstanding 6.25% notes, which matured on January 15, 2009, and $200 million aggregate principal amount of our outstanding 6.00% notes, which matured on February 15, 2009. We used the remaining net proceeds from the offering for general corporate purposes.

We received proceeds of $74 million, $51 million and $87 million in 2010, 2009 and 2008, respectively, from the issuance of common stock through the exercise of stock options and the employee stock purchase plan.

Our Board of Directors has authorized a program to repurchase our common stock from time to time. During 2008, we repurchased 9 million shares of our common stock at an average price of $68.12 per share for a total of $627 million. During 2010 and 2009 we did not repurchase any shares of common stock. We had authorization remaining to repurchase approximately $1.2 billion in common stock at the end of 2010.

We paid dividends of $241 million, $185 million and $173 million in 2010, 2009 and 2008, respectively. The increase in 2010 is primarily due to the 118 million shares issued in the acquisition of BJ Services.

Available Credit Facilities

On March 19, 2010, we entered into a credit agreement (the "2010 Credit Agreement"). The 2010 Credit Agreement is a three-year committed $1.2 billion revolving credit facility that expires on March 19, 2013; $800 million of the revolving credit facility was available immediately and the remaining $400 million of such facility became available after consummation of the acquisition of BJ Services, which occurred on April 28, 2010. Also on March 19, 2010, we terminated our 364-day credit agreement in the amount of $500 million, dated as of March 30, 2009 and expiring March 29, 2010. At December 31, 2010, we had $1.7 billion of committed revolving credit facilities with commercial banks, consisting of the 2010 Credit Agreement ($1.2 billion) and a $500 million facility expiring on July 7, 2012. Both facilities contain certain covenants which, among other things, require the maintenance of a funded indebtedness to total capitalization ratio (a defined formula per the facility), restrict certain merger transactions or the sale of all or substantially all of our assets or a significant subsidiary and limit the amount of subsidiary indebtedness. Upon the occurrence of certain events of default, our obligations under the facilities may be accelerated. Such events of default include payment defaults to lenders under the facilities, covenant defaults and other customary defaults.

At December 31, 2010, we were in compliance with all of the facility covenants of both committed credit facilities. There were no direct borrowings under the committed credit facilities at the end of 2010. We also have an outstanding commercial paper program under which we may issue from time to time up to $1.0 billion in commercial paper with maturity of no more than 270 days. To the extent we have outstanding commercial paper our ability to borrow under the committed credit facilities is reduced by a similar amount. At December 31, 2010, we had no commercial paper outstanding.

If market conditions were to change and revenues were to be significantly reduced or operating costs were to increase, our cash flows and liquidity could be reduced. Additionally, it could cause the rating agencies to lower our credit rating. There are no ratings triggers that would accelerate the maturity of any borrowings under our committed credit facilities. However, a downgrade in our credit ratings could increase the cost of borrowings under the facilities and could also limit or preclude our ability to issue commercial paper. Should this occur, we would seek alternative sources of funding, including borrowing under the facilities.

We believe our current credit ratings would allow us to obtain interim financing over and above our existing credit facilities for any currently unforeseen significant needs or growth opportunities. We also believe that such interim financings could be funded with subsequent issuances of long-term debt or equity, if necessary.

Cash Requirements

In 2011, we believe cash on hand and cash flows from operating activities will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies. We may issue commercial paper or other short-term debt to fund cash needs in the U.S. in excess of the cash generated in the U.S.

In 2011, we expect our capital expenditures to be between approximately $2.3 billion to $2.7 billion, excluding any amount related to acquisitions. The expenditures are expected to be used primarily for normal, recurring items necessary to support our business and operations. A significant portion of our capital expenditures can be adjusted based on future activity of our customers. We will manage our capital expenditures to match market demand. In 2011, we also expect to make interest payments of between $215 million and $225 million, based on debt levels as of December 31, 2010. We anticipate making income tax payments of between $975 million and $1,025 million in 2011.

We may repurchase our common stock depending on market conditions, applicable legal requirements, our liquidity and other considerations. We anticipate paying dividends of between $260 million and $270 million in 2011; however, the Board of Directors can change the dividend policy at any time.

For all pension plans, we make annual contributions to the plans in amounts equal to or greater than amounts necessary to meet minimum governmental funding requirements. In 2011, we expect to contribute between $65 million and $85 million to our defined benefit pension plans. In 2011, we also expect to make benefit payments related to postretirement welfare plans of between $16 million and $18 million, and we estimate we will contribute between $185 million and $200 million to our defined contribution plans. See Note 13 of the Notes to Consolidated Financial Statements in Item 8 herein for further discussion of our employee benefit plans.

Contractual Obligations

In the table below, we set forth our contractual cash obligations as of December 31, 2010. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

	Payments Due by Period				
(In millions)	Total	Less Than 1 year	2 – 3 Years	4 – 5 Years	More than 5 Years
Total debt[1]	$ 3,880	$ 330	$ 500	$ –	$ 3,050
Estimated interest payments[2]	3,621	220	416	377	2,608
Operating leases[3]	681	186	228	116	151
Purchase obligations[4]	264	246	18	–	–
Other long-term liabilities[5]	168	14	70	26	58
Income tax liabilities for uncertain tax positions[6]	438	279	76	34	49
Total	$ 9,052	$ 1,275	$ 1,308	$ 553	$ 5,916

(1) Amounts represent the expected cash payments for our total debt and do not include any unamortized discounts, deferred issuance costs or net deferred gains on terminated interest rate swap agreements.

(2) Amounts represent the expected cash payments for interest on our long-term debt.

(3) We enter into operating leases in the normal course of business. Some lease agreements provide us with the option to renew the lease. Our future operating lease payments as reflected in the table above would change if we exercised these renewal options or if we entered into additional operating lease agreements.

(4) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at anytime without penalty.

(5) Amounts represent other long-term liabilities, including the current portion, reflected in the consolidated balance sheet where both the timing and amount of payment streams are known. Amounts include: payments for certain environmental remediation liabilities, payments for deferred compensation, payouts under acquisition agreements and payments for certain asset retirement obligations. Amounts do not include: payments for pension contributions and payments for various postretirement welfare benefit plans and postemployment benefit plans.

(6) The estimated income tax liabilities for uncertain tax positions will be settled as a result of expiring statutes, audit activity, competent authority proceedings related to transfer pricing, or final decisions in matters that are the subject of litigation in various taxing jurisdictions in which we operate. The timing of any particular settlement will depend on the length of the tax audit and related appeals process, if any, or an expiration of a statute. If a liability is settled due to a statute expiring or a favorable audit result, the settlement of the tax liability would not result in a cash payment.

Off-Balance Sheet Arrangements

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as letters of credit and other bank issued guarantees, which totaled approximately $1.16 billion at December 31, 2010. We also had commitments outstanding for purchase obligations related to capital expenditures and inventory under purchase orders and contracts of approximately $264 million at December 31, 2010. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

Other than normal operating leases, we do not have any off-balance sheet financing arrangements such as securitization agreements, liquidity trust vehicles, synthetic leases or special purpose entities. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures and about contingent assets and liabilities. We base these estimates and judgments on historical experience and other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which we operate changes.

We have defined a critical accounting estimate as one that is both important to the portrayal of either our financial condition or results of operations and requires us to make difficult, subjective or complex judgments or estimates about matters that are uncertain. We have discussed the development and selection of our critical accounting estimates with the Audit/Ethics Committee of our Board of Directors and the Audit/Ethics Committee has reviewed the disclosure presented below. During the past three fiscal years, we have not made any material changes in the methodology used to establish the critical accounting estimates discussed below. We believe that the following are the critical accounting estimates used in the preparation of our consolidated financial statements. In addition, there are other items within our consolidated financial statements that require estimation but are not deemed critical as defined above.

Allowance for Doubtful Accounts

The determination of the collectability of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers' payment history and current credit worthiness to determine that collectability is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make frequent judgments and estimates regarding our customers' ability to pay amounts due us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not make the required payments at either contractual due dates or in the future. At December 31, 2010 and 2009, the allowance for doubtful accounts totaled $162 million, or 4%, and $157 million, or 6%, of total gross accounts receivable, respectively. We believe that our allowance for doubtful accounts is adequate to cover potential bad debt losses under current conditions; however, uncertainties regarding changes in the financial condition of our customers, either adverse or positive, could impact the amount and timing of any additional provisions for doubtful accounts that may be required. A five percent change in the allowance for doubtful accounts would have had an impact on income before income taxes of approximately $8 million in 2010.

Inventory Reserves

Inventory is a significant component of current assets and is stated at the lower of cost or market. This requires us to record provisions and maintain reserves for excess, slow moving and obsolete inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to estimates of future product demand, market conditions, production requirements and technological developments. These estimates and forecasts inherently include uncertainties and require us to make judgments regarding potential future outcomes. At December 31, 2010 and 2009, inventory reserves totaled $322 million, or 11%, and $297 million, or 14%, of gross inventory, respectively. We believe that our reserves are adequate to properly value potential excess, slow moving and obsolete inventory under current conditions. Significant or unanticipated changes to our estimates and forecasts could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required. A five percent change in this inventory reserve balance would have had an impact on income before income taxes of approximately $16 million in 2010.

Goodwill and Other Long-Lived Assets

Long-lived assets, which include property and equipment, goodwill, intangible assets, and certain other assets, comprise a significant amount of our total assets. We review the carrying values of these assets for impairment periodically, and at least annually for goodwill, or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make judgments regarding long-term forecasts of future revenues and costs related to the assets subject to review. In turn, these forecasts are uncertain in that they require assumptions about demand for our products and services, future market conditions and technological developments. We perform an annual impairment test of goodwill as of October 1 of each year. In performing the test, we individually test each of our reporting units, which are generally based on our regional structure. These tests involve the use of different valuation techniques, including a market approach, comparable transactions and discounted cash flow methodology, all of which include, but are not limited to, assumptions regarding matters such as discount rates, anticipated growth rates and expected profitability rates and similar items. The results of the 2010 test indicated that there were no impairments of goodwill. Unanticipated changes, including even small revisions, to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

The purchase price of acquired businesses is allocated to its identifiable assets and liabilities based upon estimated fair values as of the acquisition date. The excess of the consideration transferred over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. In determining estimated fair values, we use various sources and types of information, including but not limited to quoted market prices, replacement cost estimates, accepted valuation techniques such as discounted cash flows, and existing carrying value of acquired assets. As necessary, we utilize third-party appraisal firms to assist us in determining fair value of inventory, identifiable intangible assets, and any other significant assets or liabilities. During the measurement period and as necessary, we adjust the preliminary purchase price allocation if we obtain more information regarding asset valuations and liabilities assumed. The judgments, assumptions and estimates used or made in determining the estimated fair value assigned to assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

Income Taxes

The liability method is used for determining our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for valuation allowances, we have considered and made judgments and estimates regarding estimated future taxable income and ongoing prudent and feasible tax planning strategies. These estimates and judgments include some degree of uncertainty and changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets. Historically, changes to valuation allowances have been caused by major changes in the business cycle in certain countries and changes in local country law. The ultimate realization of the deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions.

We operate in more than 80 countries under many legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subjected to audit by the tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. Resolution of these situations inevitably includes some degree of uncertainty; accordingly, we provide taxes only for the amounts we believe will ultimately result from these proceedings. The resulting change to our tax liability, if any, is dependent on numerous factors that are difficult to estimate. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; the sheer number of countries in which we do business; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Our experience has been that the estimates and assumptions we have used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide, and the potential exists that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amount accrued.

In addition to the aforementioned assessments that have been received from various tax authorities, we also provide for taxes for uncertain tax positions where formal assessments have not been received. The determination of these liabilities requires the use of estimates and assumptions regarding future events. Once established, we adjust these amounts only when more information is available or when a future event occurs necessitating a change to the reserves such as changes in the facts or law, judicial decisions regarding the application of existing law or a favorable audit outcome. We believe that the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on our consolidated statement of operations for a particular period and on our effective tax rate for any period in which such resolution occurs.

Pensions and Postretirement Benefit Obligations

Pensions and postretirement benefit obligations and the related expenses are calculated using actuarial models and methods. This involves the use of two critical assumptions, the discount rate and the expected rate of return on assets, both of which are important elements in determining pension expense and in measuring plan assets and liabilities. We evaluate these critical assumptions at least annually. Although considered less critical, other assumptions used in determining benefit obligations and related expenses, such as demographic factors like retirement age, mortality and turnover, are also evaluated periodically and are updated to reflect our actual and expected experience.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The development of the discount rate for our largest plans was based on a bond matching model whereby the cash flows underlying the projected benefit obligation are matched against a yield curve constructed from a bond portfolio of high-quality, fixed-income securities. Use of a lower discount rate would increase the present value of benefit obligations and increase pension expense. We used a discount rate of 5.9% in 2010, 6.4% in 2009 and 6.0% in 2008 to determine pension expense. A 50 basis point reduction in the discount rate would have decreased income before income taxes by approximately $1 million in 2010.

To determine the expected rate of return on plan assets, we consider the current and target asset allocations, as well as historical and expected future returns on various categories of plan assets. A lower rate of return increases plan expenses. We assumed rates of return on our plan investments were 7.1% in 2010 and 8.0% in 2009 and in 2008. A 50 basis point reduction in the expected rate of return on assets of our principal plans would have decreased income before income taxes by approximately $4 million in 2010.

NEW ACCOUNTING STANDARDS AND ACCOUNTING STANDARDS UPDATES

In October 2009, the Financial Accounting Standards Board ("FASB") issued an update to Accounting Standards Codification ("ASC") 605, *Revenue Recognition – Multiple Deliverable Revenue Arrangements*. This Accounting Standards Update ("ASU") addresses accounting for multiple-deliverable arrangements to enable vendors to account for deliverables separately. The provision establishes a selling price hierarchy for determining the selling price of a deliverable. This update requires expanded disclosures for multiple deliverable revenue arrangements. The ASU was effective for us for revenue arrangements entered into or materially modified on or after June 15, 2010. We adopted the provisions of this update with no material impact on our consolidated financial statements.

In December 2010, the FASB issued an update to ASC 805, *Business Combinations*. This ASU addresses the disclosure of comparative financial statements and expands on the supplementary pro forma information for business combinations. We will adopt this ASU prospectively for business combinations occurring on or after December 15, 2010.

RELATED PARTY TRANSACTIONS

There were no significant related party transactions during the three years ended December 31, 2010.

FORWARD-LOOKING STATEMENTS

MD&A and certain statements in the Notes to Consolidated Financial Statements include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act (each a "forward-looking statement"). The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "may," "likely" and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Our forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. The statements do not include the potential impact of future transactions, such as an acquisition, disposition, merger, joint venture or other transaction that could occur. We undertake no obligation to publicly update or revise any forward-looking statement. Our expectations regarding our business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, impact of any common stock repurchases, oil and natural gas market conditions, market share and contract terms, costs and availability of resources, economic and regulatory conditions, the on-going integration of BJ Services, and environmental matters are only our forecasts regarding these matters.

All of our forward-looking information is subject to risks and uncertainties that could cause actual results to differ materially from the results expected. Although it is not possible to identify all factors, these risks and uncertainties include the risk factors and the timing of any of those risk factors identified in Item 1A. Risk Factors and those set forth from time to time in our filings with the SEC. These documents are available through our website or through the SEC's Electronic Data Gathering and Analysis Retrieval System ("EDGAR") at *http://www.sec.gov*.

Risk Factors

For discussion of our risk factors and cautions regarding forward-looking statements, see Item 1A. Risk Factors and in the "Forward-Looking Statements" section in Item 7, both contained herein.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks that are inherent in our financial instruments and arise from changes in interest rates and foreign currency exchange rates. We may enter into derivative financial instrument transactions to manage or reduce market risk but do not enter into derivative financial instrument transactions for speculative purposes. A discussion of our primary market risk exposure in financial instruments is presented below.

INTEREST RATE RISK AND INDEBTEDNESS

We are subject to interest rate risk on our long-term fixed interest rate debt. Commercial paper borrowings, other short-term borrowings and variable rate long-term debt do not give rise to significant interest rate risk because these borrowings either have maturities of less than three months or have variable interest rates similar to the interest rates we receive on our short-term investments. All other things being equal, the fair market value of debt with a fixed interest rate will increase as interest rates fall and will decrease as interest rates rise. This exposure to interest rate risk can be managed by borrowing money that has a variable interest rate or using interest rate swaps to change fixed interest rate borrowings to variable interest rate borrowings.

Interest Rate Swap Agreements

In June 2009, we entered into two interest rate swap agreements (the "Swap Agreements") for a notional amount of $250 million each in order to hedge changes in the fair market value of our $500 million 6.5% senior notes maturing on November 15, 2013. Under the Swap Agreements, we receive interest at a fixed rate of 6.5% and pay interest at a floating rate of one-month Libor plus a spread of 3.67% on one swap and three-month Libor plus a spread of 3.54% on the second swap both through November 15, 2013. The Swap Agreements are designated, and each qualifies, as a fair value hedging instrument. The fair value of the Swap Agreements at December 31, 2010, was a $24 million asset and was based on quoted market prices for contracts with similar terms and maturity dates.

The financial institutions that are counterparties to the Swap Agreements are primarily the lenders in our credit facilities. Under the terms of the credit support documents governing the Swap Agreements, the relevant party will have to post collateral in the event such party's long-term debt rating falls below investment grade or is no longer rated.

Indebtedness

We had fixed rate debt aggregating $3,800 million at December 31, 2010 and $1,800 million at December 31, 2009. The following table sets forth the required cash payments for our indebtedness, which bear a fixed rate of interest and are denominated in U.S. Dollars, and the related weighted average effective interest rates by expected maturity dates as of December 31, 2010 and 2009.

(Dollar amounts in millions)	2010	2011	2012	2013	2014	2015	Thereafter	Total
As of December 31, 2010								
Long-term debt[1][2]	$ –	$ 250	$ –	$ 500	$ –	$ –	$ 3,050	$ 3,800
Weighted average effective interest rates		5.86%		6.73%			6.31%	6.34%
As of December 31, 2009								
Long-term debt[1][2]	$ –	$ –	$ –	$ 500	$ –	$ –	$ 1,300	$ 1,800
Weighted average effective interest rates		6.73%					7.58%	7.34%

[1] Amounts do not include any unamortized discounts, deferred issuance costs or net deferred gains on terminated interest rate swap agreements.

[2] Fair market value of fixed rate long-term debt was $4,218 million at December 31, 2010 and $2,111 million at December 31, 2009.

FOREIGN CURRENCY AND FOREIGN CURRENCY FORWARD CONTRACTS

We conduct operations around the world in a number of different currencies. Many of our significant foreign subsidiaries have designated the local currency as their functional currency. As such, future earnings are subject to change due to fluctuations in foreign currency exchange rates when transactions are denominated in currencies other than our functional currencies. To minimize the need for foreign currency forward contracts to hedge this exposure, our objective is to manage foreign currency exposure by maintaining a minimal consolidated net asset or net liability position in a currency other than the functional currency.

Foreign Currency Forward Contracts

At December 31, 2010, we had outstanding foreign currency forward contracts with notional amounts aggregating $156 million to hedge exposure to currency fluctuations in various foreign currencies. These contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2010 for contracts with similar terms and maturity dates, we recorded a loss of $2 million to adjust these foreign currency forward contracts to their fair market value. This loss offsets designated foreign currency exchange gains resulting from the underlying exposures and is included in MG&A expenses in the consolidated statement of operations.

At December 31, 2009, we had outstanding foreign currency forward contracts with notional amounts aggregating $153 million to hedge exposure to currency fluctuations in various foreign currencies. These contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2009 for contracts with similar terms and maturity dates, we recorded a loss of $1 million to adjust these foreign currency forward contracts to their fair market value. This loss offsets designated foreign currency exchange gains resulting from the underlying exposures and is included in MG&A expenses in the consolidated statement of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our control environment is the foundation for our system of internal control and is embodied in our Business Code of Conduct, which sets the tone of our Company and includes our Core Values of Integrity, Teamwork, Performance and Learning. Included in our system of internal control are written policies, an organizational structure providing division of responsibilities, the selection and training of qualified personnel and a program of financial and operations reviews by a professional staff of internal auditors. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our evaluation was based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our principal executive officer and principal financial officer concluded that our internal control over financial reporting was effective as of December 31, 2010. The conclusion of our principal executive officer and principal financial officer is based on the recognition that there are inherent limitations in all systems of internal control. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

On April 28, 2010, the Company acquired BJ Services Company ("BJ Services"). For purposes of determining the effectiveness of our internal control over financial reporting, management has excluded BJ Services from its evaluation of these matters. The acquired business represented approximately 46% of our consolidated total assets at December 31, 2010 and approximately 36% of our consolidated net income attributable to Baker Hughes for the year ended December 31, 2010.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Chad C. Deaton
Chairman and
Chief Executive Officer

Peter A. Ragauss
Senior Vice President and
Chief Financial Officer

Alan J. Keifer
Vice President and
Controller

Houston, Texas
February 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Baker Hughes Incorporated
Houston, Texas

We have audited the internal control over financial reporting of Baker Hughes Incorporated and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As described in Management's Report on Internal Control Over Financial Reporting, the Company acquired BJ Services Company ("BJ Services") on April 28, 2010. For the purpose of assessing internal control over financial reporting, management excluded BJ Services, whose financial statements constitute 46% of consolidated total assets and 36% of consolidated net income attributable to Baker Hughes of the consolidated financial statements as of and for the year ended December 31, 2010. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of BJ Services.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule II as of and for the year ended December 31, 2010 of the Company and our report dated February 23, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Deloitte & Touche LLP

Houston, Texas
February 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Baker Hughes Incorporated
Houston, Texas

We have audited the accompanying consolidated balance sheets of Baker Hughes Incorporated and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included financial statement schedule II, valuation and qualifying accounts, listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baker Hughes Incorporated and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Houston, Texas
February 23, 2011

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Year Ended December 31, 2010	2009	2008
Revenues:			
Sales	$ 5,516	$ 4,809	$ 5,734
Services	8,898	4,855	6,130
Total revenues	14,414	9,664	11,864
Costs and expenses:			
Cost of sales	4,359	3,858	4,081
Cost of services	6,825	3,539	3,873
Research and engineering	429	397	426
Marketing, general and administrative	1,250	1,120	1,046
Acquisition-related costs	134	18	–
Litigation settlement	–	–	62
Total costs and expenses	12,997	8,932	9,488
Operating income	1,417	732	2,376
Equity in income of affiliates	–	–	2
Gain on sale of product line	–	–	28
Gain (loss) on investments	6	4	(25)
Interest expense, net	(141)	(125)	(62)
Income before income taxes	1,282	611	2,319
Income taxes	(463)	(190)	(684)
Net income	819	421	1,635
Net income attributable to noncontrolling interests	(7)	–	–
Net income attributable to Baker Hughes	$ 812	$ 421	$ 1,635
Basic earnings per share attributable to Baker Hughes	$ 2.06	$ 1.36	$ 5.32
Diluted earnings per share attributable to Baker Hughes	$ 2.06	$ 1.36	$ 5.30

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions, except par value)	December 31, 2010	2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,456	$ 1,595
Short-term investments	250	–
Accounts receivable – less allowance for doubtful accounts (2010 – $162; 2009 – $157)	3,942	2,331
Inventories, net	2,594	1,836
Deferred income taxes	234	268
Other current assets	231	195
Total current assets	8,707	6,225
Property, plant and equipment – less accumulated depreciation (2010 – $4,367; 2009 – $3,668)	6,310	3,161
Goodwill	5,869	1,418
Intangible assets, net	1,569	195
Other assets	531	440
Total assets	$ 22,986	$ 11,439
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,496	$ 821
Short-term borrowings and current portion of long-term debt	331	15
Accrued employee compensation	589	448
Income taxes payable	219	95
Other accrued liabilities	504	234
Total current liabilities	3,139	1,613
Long-term debt	3,554	1,785
Deferred income taxes and other tax liabilities	1,360	309
Liabilities for pensions and other postretirement benefits	483	379
Other liabilities	164	69
Commitments and contingencies		
Stockholders' Equity:		
Common stock, one dollar par value (shares authorized – 750; issued and outstanding: 2010 – 432; 2009 – 312)	432	312
Capital in excess of par value	7,005	874
Retained earnings	7,083	6,512
Accumulated other comprehensive loss	(420)	(414)
Baker Hughes stockholders' equity	14,100	7,284
Noncontrolling interest	186	–
Total stockholders' equity	14,286	7,284
Total liabilities and stockholders' equity	$ 22,986	$ 11,439

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions, except per share amounts)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total
Balance, December 31, 2007	$ 316	$ 1,216	$ 4,818	$ (44)	$ –	$ 6,306
Adoption of ASC 715, Compensation – Retirement Benefits			(4)			(4)
Adjusted beginning balance January 1, 2008	316	1,216	4,814	(44)	–	6,302
Comprehensive income:						
Net income			1,635			
Foreign currency translation adjustments				(354)		
Defined benefit pension plans, net of tax of $67				(125)		
Total comprehensive income						1,156
Issuance of common stock, pursuant to employee stock plans	2	76				78
Tax benefit on stock plans		11		11		
Stock-based compensation		60				60
Repurchase and retirement of common stock	(9)	(618)				(627)
Cash dividends ($0.56 per share)			(173)			(173)
Balance, December 31, 2008	309	745	6,276	(523)	–	6,807
Comprehensive income:						
Net income			421			
Foreign currency translation adjustments				122		
Defined benefit pension plans, net of tax of $2				(13)		
Total comprehensive income						530
Issuance of common stock, pursuant to employee stock plans	3	43				46
Tax provision on stock plans		(2)				(2)
Stock-based compensation		88				88
Cash dividends ($0.60 per share)			(185)			(185)
Balance, December 31, 2009	312	874	6,512	(414)	–	7,284
Comprehensive income:						
Net income			812		7	
Foreign currency translation adjustments				(41)		
Defined benefit pension plans, net of tax of $5				35		
Total comprehensive income						813
Issuance of common stock, to acquire BJ Services	118	5,986				6,104
Issuance of common stock, pursuant to employee stock plans	2	60				62
Tax provision on stock plans		(2)				(2)
Stock-based compensation		87				87
Cash dividends ($0.60 per share)			(241)			(241)
Acquisition of noncontrolling interest					179	179
Balance, December 31, 2010	$ 432	$ 7,005	$ 7,083	$ (420)	$ 186	$ 14,286

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions, except per share amounts)	Year Ended December 31, 2010	2009	2008
Cash flows from operating activities:			
Net income	$ 819	$ 421	$ 1,635
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	1,069	711	637
(Gain) loss on investments	(6)	(4)	25
Stock-based compensation	87	88	60
Benefit for deferred income taxes	(188)	(256)	(21)
Gain on sale of product line	–	–	(28)
Gain on disposal of assets	(113)	(64)	(101)
Provision for doubtful accounts	39	94	31
Changes in operating assets and liabilities:			
Accounts receivable	(702)	399	(515)
Inventories	(243)	240	(371)
Accounts payable	292	(89)	242
Accrued employee compensation and other accrued liabilities	(182)	(130)	90
Income taxes payable	23	(169)	76
Liabilities for pensions and other postretirement benefits and other liabilities	(16)	13	(38)
Other	(23)	(15)	(108)
Net cash flows from operating activities	856	1,239	1,614
Cash flows from investing activities:			
Expenditures for capital assets	(1,491)	(1,086)	(1,303)
Proceeds from disposal of assets	208	163	222
Proceeds from sale of businesses, net of disposal costs, and interests in affiliates	39	–	31
Acquisition of businesses, net of cash acquired	(888)	(58)	(120)
Proceeds from sale/settlement of investments	6	15	–
Purchase of short-term investments	(250)	–	–
Net cash flows from investing activities	(2,376)	(966)	(1,170)
Cash flows from financing activities:			
Net proceeds (payments) of commercial paper and other short-term debt	52	(16)	15
Net proceeds from issuance of long-term debt	1,479	–	1,235
Repayment of long-term debt	–	(525)	–
Proceeds from issuance of common stock	74	51	87
Repurchase of common stock	–	–	(627)
Dividends	(241)	(185)	(173)
Excess tax benefits from stock-based compensation	2	–	4
Net cash flows from financing activities	1,366	(675)	541
Effect of foreign exchange rate changes on cash	15	42	(84)
(Decrease) increase in cash and cash equivalents	(139)	(360)	901
Cash and cash equivalents, beginning of year	1,595	1,955	1,054
Cash and cash equivalents, end of year	$ 1,456	$ 1,595	$ 1,955
Supplemental cash flows disclosures:			
Income taxes paid	$ 637	$ 604	$ 621
Interest paid	$ 154	$ 154	$ 86
Supplemental disclosure of noncash investing activities:			
Capital expenditures included in accounts payable	$ 64	$ 29	$ 43

See Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Baker Hughes Incorporated ("Baker Hughes") is engaged in the oilfield services industry. We are a leading supplier of wellbore-related products and technology services and systems and provide products and services for drilling, pressure pumping, formation evaluation, completion and production, and reservoir technology and consulting to the worldwide oil and natural gas industry. We also provide products and services to the downstream refining, and process and pipeline industries.

Basis of Presentation

The consolidated financial statements include the accounts of Baker Hughes and all majority owned subsidiaries ("Company," "we," "our" or "us"). Investments over which we have the ability to exercise significant influence over operating and financial policies, but do not hold a controlling interest, are accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. In the Notes to Consolidated Financial Statements, all dollar and share amounts in tabulations are in millions of dollars and shares, respectively, unless otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While we believe that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts and inventory valuation reserves, recoverability of long-lived assets, useful lives used in depreciation and amortization, income taxes and related valuation allowances and insurance, environmental, legal, pensions and postretirement benefit obligations, stock-based compensation and fair value of assets acquired and liabilities assumed in acquisitions.

Revenue Recognition

Our products and services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post-delivery obligations. Our products are produced in a standard manufacturing operation, even if produced to our customer's specifications, and are sold in the ordinary course of business through our regular marketing channels. We recognize revenue for these products upon delivery, when title passes, when collectability is reasonably assured and there are no further significant obligations for future performance. Provisions for estimated warranty returns or similar types of items are made at the time the related revenue is recognized. Revenue for services is recognized as the services are rendered and when collectability is reasonably assured. Rates for services are typically priced on a per day, per meter, per man hour or similar basis. In certain situations, revenue is generated from transactions that may include multiple products and services under one contract or agreement and which may be delivered to the customer over an extended period of time. Revenue from these arrangements is recognized in accordance with the above criteria and as each item or service is delivered based on their relative fair value.

Research and Engineering

Research and engineering expenses include costs associated with the research and development of new products and services and costs associated with sustaining engineering of existing products and services. These costs are expensed as incurred and include research and development costs for new products and services of $283 million, $231 million and $263 million for the year ended December 31, 2010, 2009 and 2008, respectively.

Cash Equivalents

All highly liquid investments with an original maturity of three months or less at the time of purchase are reported as cash equivalents.

Short-Term Investments

Short-term investments have an original maturity of greater than three months. As of December 31, 2010, we held $250 million of short-term investments consisting of U.S. Treasury Bills, which will mature in May of 2011. These investments are classified as available-for-sale and are recorded at fair value, which approximates cost.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method or the average cost method, which approximates FIFO, and includes the cost of materials, labor and manufacturing overhead.

Property, Plant and Equipment and Accumulated Depreciation

Property, plant and equipment ("PP&E") is stated at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of the individual assets. Significant improvements and betterments are capitalized if they extend the useful life of the asset. We manufacture a substantial portion of our rental tools and equipment and the cost of these items, which includes direct and indirect manufacturing costs, are capitalized and carried in inventory until the tool is completed. Once the tool has been completed, the cost of the tool is reflected in capital expenditures and the tool is classified as rental tools and equipment in PP&E. Maintenance and repairs are charged to expense as incurred. The capitalized costs of computer software developed or purchased for internal use are classified in machinery and equipment in PP&E.

Goodwill, Intangible Assets and Amortization

Goodwill and intangible assets with indefinite lives are not amortized. Intangible assets with finite useful lives are amortized on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized, which is generally on a straight-line basis over the asset's estimated useful life.

Impairment of Goodwill and Other Long-Lived Assets

We review PP&E, intangible assets and certain other assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flow analysis, with the carrying value of the related assets.

We perform an annual impairment test of goodwill for each of our reporting units as of October 1, or more frequently if circumstances indicate that an impairment may exist. Our reporting units are based on our organizational and reporting structure. Corporate and other assets and liabilities are allocated to the reporting units to the extent that they relate to the operations of those reporting units in determining their carrying amount. The determination of impairment is made by comparing the carrying amount with its fair value, which is calculated using a combination of a market, comparable transaction and discounted cash flow approach.

Income Taxes

We use the liability method for determining our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We intend to indefinitely reinvest certain earnings of our foreign subsidiaries in operations outside the U.S., and accordingly, we have not provided for U.S. income taxes on such earnings. We do provide for the U.S. and additional non-U.S. taxes on earnings anticipated to be repatriated from our non-U.S. subsidiaries.

We operate in more than 80 countries under many legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each tax jurisdiction could have an impact upon the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subjected to audit by tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We believe that these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. We have received tax assessments from various tax authorities and are currently at varying stages of appeals and/or litigation regarding these matters. We have provided for the amounts we believe will ultimately result from these proceedings. We believe we have substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable.

In addition to the aforementioned assessments that have been received from various tax authorities, we also provide for taxes for uncertain tax positions where formal assessments have not been received. We believe such tax reserves are adequate in relation to the potential for additional assessments. We classify interest and penalties related to uncertain tax positions as income taxes in our financial statements.

Environmental Matters

Estimated remediation costs are accrued using currently available facts, existing environmental permits, technology and enacted laws and regulations. For sites where we are primarily responsible for the remediation, our cost estimates are developed based on internal evaluations and are not discounted. Accruals are recorded when it is probable that we will be obligated to pay for environmental site evaluation, remediation or related activities, and such costs can be reasonably estimated. Accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. As additional or more accurate information becomes available, accruals are adjusted to reflect current cost estimates. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred. Where we have been identified as a potentially responsible party in a United States federal or state "Superfund" site, we accrue our share of the estimated remediation costs of the site. This share is based on the ratio of the estimated volume of waste we contributed to the site to the total volume of waste disposed at the site.

Foreign Currency

A number of our significant foreign subsidiaries have designated the local currency as their functional currency and, as such, gains and losses resulting from balance sheet translation of foreign operations are included as a separate component of accumulated other comprehensive loss within stockholders' equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables in the non-functional currency, are included in marketing, general and administrative ("MG&A") expenses in the consolidated statements of operations as incurred. For those foreign subsidiaries that have designated the U.S. Dollar as the functional currency, gains and losses resulting from balance sheet remeasurement of foreign operations are also included in MG&A expense in the consolidated statements of operations as incurred.

Derivative Financial Instruments

We monitor our exposure to various business risks including commodity prices, foreign currency exchange rates and interest rates and occasionally use derivative financial instruments to manage these risks. Our policies do not permit the use of derivative financial instruments for speculative purposes. We use foreign currency forward contracts to hedge certain firm commitments and transactions denominated in foreign currencies. We use interest rate swaps to manage interest rate risk.

At the inception of any new derivative, we designate the derivative as a hedge or we determine the derivative to be undesignated as a hedging instrument as the facts dictate. We document all relationships between the hedging instruments and the hedged items, as well as our risk management objectives and strategy for undertaking various hedge transactions. We assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged item at both the inception of the hedge and on an ongoing basis.

New Accounting Standards and Accounting Standards Updates

In October 2009, the Financial Accounting Standards Board ("FASB") issued an update to Accounting Standards Codification ("ASC") 605, *Revenue Recognition – Multiple Deliverable Revenue Arrangements*. This Accounting Standards Update ("ASU") addresses accounting for multiple-deliverable arrangements to enable vendors to account for deliverables separately. The provision establishes a selling price hierarchy for determining the selling price of a deliverable. This update requires expanded disclosures for multiple deliverable revenue arrangements. The ASU was effective for us for revenue arrangements entered into or materially modified on or after June 15, 2010. We adopted the provisions of this update with no material impact on our consolidated financial statements.

In December 2010, the FASB issued an update to ASC 805, *Business Combinations*. This ASU addresses the disclosure of comparative financial statements and expands on the supplementary pro forma information for business combinations. We will adopt this ASU prospectively for business combinations occurring on or after December 15, 2010.

NOTE 2. ACQUISITIONS

ACQUISITION OF BJ SERVICES

On April 28, 2010, we acquired 100% of the outstanding common stock of BJ Services Company (including its successor, "BJ Services") in a cash and stock transaction valued at $6,897 million. BJ Services is a leading provider of pressure pumping and other oilfield services and was acquired to expand our suite of service and product offerings. Revenues and net income of BJ Services from the acquisition date included in our consolidated statement of operations for 2010 were $3,686 million and $290 million, respectively.

Pursuant to a final agreement with the Antitrust Division of the U.S. Department of Justice ("DOJ") in connection with the governmental approval of the acquisition, we were required to divest two leased stimulation vessels (the *HR Hughes* and *Blue Ray*) and certain other assets used to perform sand control services in the U.S. Gulf of Mexico. Additionally, pursuant to a Hold Separate Stipulation and Order, the operation of our U.S. business and the U.S. business of BJ Services were required to be operated separately until these assets were divested. On August 30, 2010, we completed the sale of such assets for approximately $55 million in cash. Upon the completion of the sale, the Hold Separate Stipulation and Order terminated, and we commenced integration activities on a global basis.

Consideration

Under the terms of the acquisition agreement, BJ Services stockholders received $2.69 per share in cash and 0.40035 Baker Hughes shares of common stock for each BJ Services share of common stock they owned. In total, we paid $793 million in cash and issued 118 million shares valued at $6,048 million (based upon the closing price of our common stock on the acquisition date of $51.24). We also assumed all outstanding stock options held by BJ Services employees and directors.

The BJ Services stock options outstanding at closing were converted into Baker Hughes options at the conversion ratio. The estimated fair value associated with the Baker Hughes options issued in exchange for the BJ Services options was $58 million based on a Black-Scholes valuation model. All BJ Services stock options became fully vested and exercisable in accordance with pre-existing change-in-control provisions. Accordingly, $56 million of the estimated fair value was recorded as part of the consideration transferred, with the remaining $2 million recorded as an expense as of the date of the acquisition when all options vested and no further service was required.

Total consideration transferred in acquiring BJ Services is summarized as follows:

Cash consideration paid:	
295 million shares at $2.69	$ 793
Equity consideration paid:	
118 million shares valued $51.24	6,048
Fair value of BJ Services options assumed	56
Fair value of consideration transferred	$ 6,897

Recording of Assets Acquired and Liabilities Assumed

The transaction has been accounted for using the acquisition method of accounting which requires that, among other things, assets acquired and liabilities assumed be recorded at their fair values as of the acquisition date. The excess of the consideration transferred over those fair values is recorded as goodwill. While we have substantially completed the determination of the fair values of the assets acquired and liabilities assumed, some of the estimated fair values set forth below are subject to adjustment once the valuations are completed. We will finalize these items as we obtain the information necessary to complete the analysis, which we expect to be completed during the first quarter of 2011. Under U.S. generally accepted accounting principles, companies have one year from the date of an acquisition to finalize the acquisition accounting. The following table summarizes the estimated amounts recognized for assets acquired and liabilities assumed as of the acquisition date.

	Estimated Fair Value
Assets:	
Cash and cash equivalents	$ 113
Accounts receivable	951
Inventories	419
Other current assets	125
Property, plant and equipment	2,757
Intangible assets	1,404
Goodwill	4,336
Other long-term assets	109
Liabilities:	
Liabilities for change in control and transaction fees	(210)
Current liabilities	(759)
Deferred income taxes and other tax liabilities	(1,455)
Debt	(531)
Pension and other postretirement liabilities	(154)
Other long-term liabilities	(29)
Noncontrolling interests	(179)
Net Assets Acquired	$ 6,897

Property, plant and equipment ("PP&E")

A step-up adjustment of $418 million was recorded to present the PP&E acquired at its fair value. The weighted average useful life used to calculate depreciation of the step-up related to PPE is approximately six years.

Intangible assets

We identified intangible assets including trade names, technology, in-process research and development ("IPR&D"), and customer relationships. We consider the BJ Services trade name to be an indefinite life intangible asset, which will not be amortized and will be subject to an annual impairment test. We account for IPR&D as an indefinite-lived intangible asset until completion or abandonment of the associated project. Therefore, such assets would not be amortized but would be tested for impairment. Once the research and development activities are completed, the assets would be amortized over the related product's useful life. If the project is abandoned, the assets would be written off if they have no alternative future use.

The following table summarizes the fair values recorded for the identifiable intangible assets and their estimated useful lives:

	Fair Value	Estimated Useful Life
Customer relationships	$ 428	3–16 years
Technology	451	5–15 years
BJ Services trade name	360	Indefinite
Other trade names	38	5–12 years
IPR&D	127	Indefinite
Total Identifiable Intangible Assets	$ 1,404	

Deferred taxes

We provided deferred taxes and other tax liabilities as part of the acquisition accounting related to the fair market value adjustments for acquired intangible assets and PP&E, as well as for uncertain tax positions taken in prior year tax returns. An adjustment of $1,283 million was recorded to present the deferred taxes and other tax liabilities at fair value. Included in the adjustment is deferred taxes of $575 million for the outside basis difference associated with shares in certain BJ Services foreign subsidiaries for which no taxes have been previously provided. We expect to reverse the outside basis difference primarily through repatriating earnings from those subsidiaries in lieu of permanently reinvesting them and through the reorganization of those subsidiaries. We are still assessing certain factors that impact the outside basis difference related to the BJ Services foreign subsidiaries and uncertain tax positions. The deferred tax liabilities and other tax liabilities will be revised after the assessment is finalized, which we expect to be completed during the first quarter of 2011.

Debt

Our acquisition subsidiary assumed all of the obligations of BJ Services in respect of $250 million principal amount of 5.75% senior notes due June 2011 and $250 million principal amount of 6.00% senior notes due June 2018. A step-up adjustment of $34 million was recorded to present these notes at fair value.

Liabilities for pensions and other postretirement benefits

We assumed several defined benefit pension plans covering certain employees primarily in the U.K., Norway and Canada.

Additionally, we assumed a non-qualified supplemental executive retirement plan, as well as postretirement benefit plans that provide certain health care and life insurance benefits for retired employees, primarily in the U.S., who meet specified age and service requirements. A step-up adjustment of $32 million was recorded to present these liabilities at fair value.

The following is a summary of the funded position of the assumed BJ Services plans as of the acquisition date, as well as associated weighted-average assumptions used to determine benefit obligations:

	Pension Benefit Plans	Other Postretirement Benefit Plans
Projected benefit obligation	$ 287	$ 27
Fair value of plan assets	160	–
Net Unfunded Status	$ 127	$ 27

The following is a summary of the amounts recognized in the Consolidated Balance Sheet:

Liabilities for pensions and other postretirement benefits	$ 127	$ 27

Weighted average assumptions used to determine benefit obligations at the acquisition date and net periodic benefit cost from the acquisition date through December 31, 2010 are as follows:

	Pension Benefit Plans	Other Postretirement Benefit Plans
Discount rate	5.24%	6.18%
Rate of compensation increase	4.30%	n/a

Noncontrolling Interests

In conjunction with our acquisition of BJ Services, we obtained certain entities which were not wholly owned by BJ Services. A step-up adjustment of $134 million was recorded as a preliminary estimate to present the noncontrolling interests in these entities at fair value. This estimate represents the noncontrolling interest's share in the fair value of the net assets acquired, including its share of goodwill, and is subject to change once we obtain the information necessary to complete the valuation during the first quarter of 2011.

Goodwill

Goodwill of $4,336 million was recognized for this acquisition and is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. It specifically includes the expected synergies and other benefits that we believe will result from combining the operations of BJ Services with the operations of Baker Hughes and any intangible assets that do not qualify for separate recognition such as the assembled workforce. We have allocated the goodwill to our reporting units based on the provisional amounts recognized for the fair value of the assets acquired and liabilities assumed (See Note 10 – Goodwill and Intangible Assets). Goodwill in the amount of $43 million is deductible for tax purposes as a result of previous taxable acquisitions made by BJ Services.

Acquisition-Related Costs

Acquisition-related costs are being expensed as incurred. They include expenses directly related to acquiring BJ Services and integration expenses incurred in combining the companies. These costs are classified as acquisition-related costs on our consolidated statements of operations.

Pro Forma Impact of the Acquisition

The following unaudited supplemental pro forma results present consolidated information as if the acquisition had been completed as of January 1, 2010 and January 1, 2009. The pro forma results include: (i) the amortization associated with an estimate of the acquired intangible assets, (ii) interest expense associated with debt used to fund a portion of the acquisition and reduced interest income associated with cash used to fund a portion of the acquisition, (iii) the impact of certain fair value adjustments such as additional depreciation expense for adjustments to property, plant and equipment and reduction to interest expense for adjustments to debt, and (iv) costs directly related to acquiring BJ Services. The pro forma results do not include any potential synergies, cost savings or other expected benefits of the acquisition. Accordingly, the pro forma results should not be considered indicative of the results that would have occurred if the acquisition and related borrowings had been consummated as of January 1, 2009 or January 1, 2010, nor are they indicative of future results.

	Year Ended December 31,	
	2010 Pro Forma	2009 Pro Forma
Revenues	$ 15,903	$ 13,301
Net income attributable to Baker Hughes	$ 828	$ 345
Net income attributable to Baker Hughes per share:		
Basic	$ 1.92	$ 0.81
Diluted	$ 1.91	$ 0.80

OTHER ACQUISITIONS

During 2010, we completed several other acquisitions having an aggregate purchase price of approximately $208 million, net of cash acquired of $4 million. As a result of these acquisitions, we recorded $91 million of goodwill, which is subject to final acquisition accounting adjustments. Pro forma results of operations for these acquisitions have not been presented because the effect of these acquisitions was not material to our consolidated financial statements.

NOTE 3. GAIN ON SALE OF PRODUCT LINE

In February 2008, we sold the assets associated with our Surface Safety Systems ("SSS") product line for $31 million and recorded a pre-tax gain of $28 million ($18 million after-tax). The SSS assets sold included hydraulic and pneumatic actuators, bonnet assemblies and control systems.

NOTE 4. SEGMENT INFORMATION

Baker Hughes operates under five reportable segments as detailed below. The four geographic segments represent our oilfield operations.

- North America (Canada, U.S., and Trinidad)
- Latin America (Central and South America including Mexico and excluding Trinidad)
- Europe/Africa/Russia Caspian ("EARC") (Europe, Africa – excluding Egypt, and Russia and the republics of the former Soviet Union)
- Middle East/Asia Pacific ("MEAP") (including Egypt)
- Industrial Services and Other (downstream chemicals, process and pipeline services, reservoir and technology consulting businesses)

During 2010, we changed our internal reporting structure to align with this new geographical and product line organization for which separate financial information is available and results are evaluated regularly by the Chief Operating Decision Makers ("CODM"). Accordingly, all prior period segment disclosures have been recast to reflect the new segments. The financial results of BJ Services have been included in each of the five reportable segments from the date of acquisition on April 28, 2010, through December 31, 2010, in a manner consistent with our internal reporting structure.

The performance of our segments is evaluated based on segment profit (loss), which is defined as income before income taxes, interest expense, interest income, and certain gains and losses not allocated to the segments.

Summarized financial information is shown in the following table:

	2010		2009		2008	
Segments	Revenues	Profit (Loss)	Revenues	Profit (Loss)	Revenues	Profit (Loss)
North America	$ 6,621	$ 1,163	$ 3,165	$ 201	$ 4,691	$ 1,249
Latin America	1,569	74	1,094	78	1,089	196
Europe/Africa/Russia Caspian	3,006	260	2,774	458	3,209	629
Middle East/Asia Pacific	2,247	177	1,937	241	2,090	414
Industrial Services and Other	971	99	694	70	785	192
Total	14,414	1,773	9,664	1,048	11,864	2,680
Corporate and Other	–	(491)	–	(437)	–	(361)
Total	$ 14,414	$ 1,282	$ 9,664	$ 611	$ 11,864	$ 2,319

For the years ended December 31, 2010, 2009 and 2008, there were no revenues attributable to one customer that accounted for more than 10% of total revenues.

	2010		2009		2008	
Segments	Capital Expenditures	Depreciation and Amortization	Capital Expenditures	Depreciation and Amortization	Capital Expenditures	Depreciation and Amortization
North America	$ 589	$ 432	$ 275	$ 255	$ 374	$ 246
Latin America	191	173	182	110	202	83
Europe/Africa/Russia Caspian	318	230	246	175	272	158
Middle East/Asia Pacific	208	187	185	143	168	112
Industrial Services and Other	179	44	196	17	285	15
Total	1,485	1,066	1,084	700	1,301	614
Corporate and Other	6	3	2	11	2	23
Total	$ 1,491	$ 1,069	$ 1,086	$ 711	$ 1,303	$ 637

Total Assets at December 31,	2010	2009	2008
North America	$ 8,187	$ 2,596	$ 3,212
Latin America	2,723	1,168	1,031
Europe/Africa/Russia Caspian	3,544	2,248	2,456
Middle East/Asia Pacific	3,130	1,731	1,835
Industrial Services and Other	3,642	2,127	1,452
Total	21,226	9,870	9,986
Corporate and Other	1,760	1,569	1,875
Total	$ 22,986	$ 11,439	$ 11,861

Assets of our supply chain and products and technology enterprise organizations are included in the Industrial Services and Other segment. Certain assets carried at the enterprise level that benefit the operating segments are allocated to the segments.

The following table presents the details of "Corporate and Other" segment loss for the years ended December 31:

	2010	2009	2008
Corporate and other expenses	$ (222)	$ (298)	$ (240)
Interest expense	(144)	(131)	(89)
Interest and dividend income	3	6	27
Gain (loss) on investments	6	4	(25)
Acquisition-related costs	(134)	(18)	–
Gain on sale of product line	–	–	28
Litigation settlement	–	–	(62)
Total	$ (491)	$ (437)	$ (361)

The following table presents the details of "Corporate and Other" total assets at December 31:

	2010	2009	2008
Cash and other assets	$ 1,391	$ 1,266	$ 1,684
Accounts receivable	28	17	20
Current deferred tax asset	–	1	2
Property, plant and equipment	63	10	28
Other noncurrent assets	278	275	141
Total	$ 1,760	$ 1,569	$ 1,875

The following table presents geographic consolidated revenues for the years ended December 31:

	2010	2009	2008
United States	$ 6,043	$ 3,091	$ 4,512
Canada and other	1,186	493	666
North America	7,229	3,584	5,178
Latin America	1,583	1,134	1,127
Europe/Africa/ Russia Caspian	3,218	2,925	3,386
Middle East/Asia Pacific	2,384	2,021	2,173
Total	$ 14,414	$ 9,664	$ 11,864

The following table presents consolidated revenues for each group of similar products and services for the years ended December 31:

	2010	2009	2008
Completion and Production	$ 8,547	$ 4,454	$ 5,094
Drilling and Evaluation	4,896	4,516	5,985
Industrial Services and Other	971	694	785
Total	$ 14,414	$ 9,664	$ 11,864

The following table presents net property, plant and equipment by its geographic location at December 31:

	2010	2009	2008
United States	$ 3,023	$ 1,377	$ 1,356
Canada and other	467	105	104
North America	3,490	1,482	1,460
Latin America	788	354	259
Europe/Africa/ Russia Caspian	1,118	809	679
Middle East/Asia Pacific	914	516	435
Total	$ 6,310	$ 3,161	$ 2,833

NOTE 5. STOCK-BASED COMPENSATION

Stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is recognized as expense over the employee's service period, which is generally the vesting period of the equity grant. Additionally, compensation cost is recognized based on awards ultimately expected to vest, therefore, we have reduced the cost for estimated forfeitures based on historical forfeiture rates. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods to reflect actual forfeitures.

The following table summarizes stock-based compensation costs for the years ended December 31, 2010, 2009 and 2008. There were no stock-based compensation costs capitalized as the amounts were not material.

	2010	2009	2008
Stock-based compensation costs	$ 87	$ 88	$ 60
Tax benefit	(18)	(15)	(11)
Stock-based compensation costs, net of tax	$ 69	$ 73	$ 49

For our stock options and restricted stock awards and units, we currently have 25 million shares authorized for issuance and as of December 31, 2010, approximately 8.9 million shares were available for future grants. Our policy is to issue new shares for exercises of stock options, when restricted stock awards are granted, at vesting of restricted stock units, and issuances under the employee stock purchase plan.

Stock Options

Our stock option plans provide for the issuance of incentive and non-qualified stock options to directors, officers and other key employees at an exercise price equal to the fair market value of the stock at the date of grant. Although subject to the terms of the stock option agreement, substantially all of the stock options become exercisable in three equal annual installments, beginning a year from the date of grant, and generally expire ten years from the date of grant. The stock option plans provide for the acceleration of vesting upon the employee's retirement; therefore, the service period is reduced for employees that are or will become retirement eligible during the vesting period and, accordingly, the recognition of compensation expense for these employees is accelerated. Compensation cost related to stock options is recognized on a straight-line basis over the vesting or service period and is net of forfeitures.

The fair value of each stock option granted is estimated using the Black-Scholes option pricing model. The following table presents the weighted average assumptions used in the option pricing model for options granted. The expected life of the options represents the period of time the options are expected to be outstanding. The expected life is based on our historical exercise trends and post-vest termination data incorporated into a forward-looking stock price model. The expected volatility is based on our implied volatility, which is the volatility forecast that is implied by the prices of our actively traded options to purchase our stock observed in the market. The risk-free interest rate is based on the observed U.S. Treasury yield curve in effect at the time the options were granted. The dividend yield is based on our history of dividend payouts.

	2010	2009	2008
Expected life (years)	5.0	6.0	5.5
Risk-free interest rate	2.2%	2.6%	3.1%
Volatility	39.8%	41.2%	31.4%
Dividend yield	1.2%	1.8%	0.8%
Weighted average fair value per share at grant date	$ 16.24	$ 12.66	$ 23.64

The following table presents the changes in stock options outstanding and related information (in thousands, except per option prices):

	Number of Options	Weighted Average Exercise Price Per Option
Outstanding at December 31, 2009	5,676	$ 50.16
Granted	1,488	48.38
Assumed on acquisition of BJ Services	4,840	48.61
Exercised	(962)	34.29
Forfeited	(86)	43.74
Expired	(54)	41.05
Outstanding at December 31, 2010	10,902	$ 50.72

The total intrinsic value of stock options (defined as the amount by which the market price of our common stock on the date of exercise exceeds the exercise price of the option) exercised in 2010, 2009 and 2008 was $18 million, $0.4 million and $13 million, respectively. The income tax benefit realized from stock options exercised was $0.9 million, $0.1 million and $7 million in 2010, 2009 and 2008, respectively.

The total fair value of options vested in 2010, 2009 and 2008 was $20 million, $17 million and $17 million, respectively. As of December 31, 2010, there was $15 million of total unrecognized compensation cost related to nonvested stock options which is expected to be recognized over a weighted average period of two years.

The following table summarizes information about stock options outstanding as of December 31, 2010 (in thousands, except per option prices and remaining life):

	Outstanding			Exercisable		
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price Per Option	Number of Options	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price Per Option
$ 14.79 – $ 16.78	3	2.8	$ 15.84	3	2.8	$ 15.84
24.94 – 35.81	2,601	5.6	28.97	2,036	4.9	28.88
39.23 – 56.21	5,272	6.2	47.51	3,061	4.1	49.12
65.11 – 86.50	3,026	4.8	75.07	2,836	4.7	75.18
Total	10,902	5.7	$ 50.72	7,936	4.5	$ 53.22

The total intrinsic value of stock options outstanding at December 31, 2010 was $124 million, of which $82 million relates to options vested and exercisable. The intrinsic value for stock options outstanding is calculated as the amount by which the quoted price of $57.17 of our common stock as of the end of 2010 exceeds the exercise price of the options.

Restricted Stock Awards and Units

In addition to stock options, officers, directors and key employees may be granted restricted stock awards ("RSA"), which is an award of common stock with no exercise price, or restricted stock units ("RSU"), where each unit represents the right to receive at the end of a stipulated period one unrestricted share of stock with no exercise price. RSAs and RSUs are subject to cliff or graded vesting, generally ranging over a three to five year period. We determine the fair value of restricted stock awards and restricted stock units based on the market price of our common stock on the date of grant. Compensation cost for RSAs and RSUs is primarily recognized on a straight-line basis over the vesting or service period and is net of forfeitures.

The following table presents the changes in RSAs and RSUs and related information (in thousands, except per share/unit prices):

	RSA Number of Shares	Weighted Average Grant Date Fair Value Per Share	RSU Number of Units	Weighted Average Grant Date Fair Value Per Unit
Nonvested balance at December 31, 2009	1,516	$ 43.40	594	$ 46.01
Granted	539	47.68	784	47.30
Vested	(577)	48.21	(217)	48.36
Forfeited	(79)	43.78	(63)	43.74
Nonvested balance at December 31, 2010	1,399	$ 43.05	1,098	$ 46.60

The weighted average grant date fair value per share for RSAs in 2010, 2009 and 2008 was $47.68, $31.18 and $72.82, respectively. The weighted average grant date fair value per unit for RSUs in 2010, 2009 and 2008 was $47.30, $31.54 and $75.96, respectively.

The total fair value of RSAs and RSUs vested in 2010, 2009 and 2008 was $36 million, $18 million and $30 million, respectively. As of December 31, 2010, there was $34 million and $33 million of total unrecognized compensation cost related to nonvested RSAs and RSUs, respectively, which is expected to be recognized over a weighted average period of two years.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan ("ESPP") provides for eligible employees to purchase shares on an after-tax basis: (i) on June 30 of each year at a 15% discount of the fair market value of our common stock on January 1 or June 30, whichever is lower, and (ii) on December 31 of each year at a 15% discount of fair market value of our common stock on July 1 or December 31, whichever is lower. An employee may not purchase more than $5,000 in either of the six-month measurement periods described above or $10,000 annually.

We currently have 22.5 million shares authorized for issuance under the ESPP, and at December 31, 2010, there were 5.6 million shares reserved for future issuance under the ESPP. Compensation expense for the years ended December 31, was calculated using the Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008
Expected life (years)	1.0	1.0	1.0
Risk-free interest rate	0.2%	0.3%	3.2%
Volatility	44.2%	69.5%	32.8%
Dividend yield	1.5%	1.9%	0.6%
Fair value per share of the 15% cash discount	$ 6.16	$ 4.81	$ 10.01
Fair value per share of the look-back provision	4.98	8.44	11.44
Total weighted average fair value per share at grant date	$ 11.14	$ 13.25	$ 21.45

We calculated estimated volatility using historical daily prices based on the expected life of the stock purchase plan. The risk-free interest rate is based on the observed U.S. Treasury yield curve in effect at the time the ESPP shares were granted. The dividend yield is based on our history of dividend payouts.

NOTE 6. INCOME TAXES

The provision for income taxes is comprised of the following for the years ended December 31:

	2010	2009	2008
Current:			
United States	$ 179	$ 65	$ 292
Foreign	472	381	413
Total current	651	446	705
Deferred:			
United States	(107)	(210)	(14)
Foreign	(81)	(46)	(7)
Total deferred	(188)	(256)	(21)
Provision for income taxes	$ 463	$ 190	$ 684

The geographic sources of income before income taxes are as follows for the years ended December 31:

	2010	2009	2008
United States	$ 534	$ (18)	$ 795
Foreign	748	629	1,524
Income before income taxes	$ 1,282	$ 611	$ 2,319

The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate to income before income taxes for the reasons set forth below for the years ended December 31:

	2010	2009	2008
Statutory income tax at 35%	$ 449	$ 214	$ 812
Effect of foreign operations	(54)	(53)	(80)
Net tax charge related to foreign losses	64	38	3
Adjustments of prior years tax positions	(35)	(26)	(50)
State income taxes – net of U.S. tax benefit	19	6	19
Other – net	20	11	(20)
Provision for income taxes	$ 463	$ 190	$ 684

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. The tax effects of our temporary differences and carryforwards are as follows at December 31:

	2010	2009
Deferred tax assets:		
Receivables	$ 37	$ 29
Inventory	213	233
Property	–	51
Employee benefits	120	131
Other accrued expenses	148	49
Operating loss carryforwards	186	76
Tax credit carryforwards	329	171
Capitalized research and development costs	4	8
Other	88	63
Subtotal	1,125	811
Valuation allowances	(232)	(142)
Total	893	669
Deferred tax liabilities:		
Goodwill and other intangibles	578	142
Property	377	–
Undistributed earnings of foreign subsidiaries	583	64
Other	87	43
Total	1,625	249
Net deferred tax (liability) asset	$ (732)	$ 420

We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. We have provided a valuation allowance for operating loss and foreign tax credit carryforwards in certain non-U.S. jurisdictions. The majority of the $90 million net increase in the valuation allowance in 2010, represents net tax charges related to foreign losses. The operating loss carryforwards without a valuation allowance will expire in varying amounts over the next twenty years.

We have provided for U.S. and additional foreign taxes for the anticipated repatriation of certain earnings of our foreign subsidiaries. We consider the undistributed earnings of our foreign subsidiaries above the amount for which taxes have already been provided to be indefinitely reinvested, as we have no current intention to repatriate these earnings. As such, deferred income taxes are not provided for temporary differences of approximately $2.5 billion, $2.3 billion and $2.2 billion as of December 31, 2010, 2009 and 2008, respectively, representing earnings of non-U.S. subsidiaries intended to be permanently reinvested. These additional foreign earnings could become subject to additional tax if remitted, or deemed remitted, as a dividend. Computation of the potential deferred tax liability associated with these undistributed earnings and any other basis differences is not practicable.

At December 31, 2010, we had approximately $64 million of foreign tax credits which may be carried forward indefinitely under applicable foreign law and $263 million of foreign tax credits available to offset future payments of U.S. federal income taxes, primarily expiring in 2018 through 2020. In addition, at December 31, 2010, we had approximately $2 million of state tax credits expiring in varying amounts between 2016 and 2021.

As of December 31, 2010, we had $438 million of tax liabilities for gross unrecognized tax benefits, which includes liabilities for interest and penalties of $96 million and $18 million, respectively. If we were to prevail on all uncertain tax positions, the net effect would be a benefit to our effective tax rate of approximately $383 million. The remaining approximately $55 million is offset by deferred tax assets that represent tax benefits that would be received in different taxing jurisdictions in the event that we did not prevail on all uncertain tax positions.

The following table presents the changes in our unrecognized tax benefits and associated interest and penalties included in the consolidated balance sheet.

	Gross Unrecognized Tax Benefits, Excluding Interest and Penalties	Interest and Penalties	Total Gross Unrecognized Tax Benefits
Balance at January 1, 2008	$ 363	$ 94	$ 457
Increase (decrease) in prior year tax positions	(7)	10	3
Increase in current year tax positions	17	5	22
Decrease related to settlements with taxing authorities	(24)	(10)	(34)
Decrease related to lapse of statute of limitations	(20)	(17)	(37)
Decrease due to effects of foreign currency translation	(6)	(4)	(10)
Balance at January 1, 2009	323	78	401
Increase (decrease) in prior year tax positions	(75)	10	(65)
Increase in current year tax positions	16	6	22
Decrease related to settlements with taxing authorities	(6)	(2)	(8)
Decrease related to lapse of statute of limitations	(9)	(4)	(13)
Increase due to effects of foreign currency translation	1	1	2
Balance at January 1, 2010	250	89	339
Acquisition of BJ Services	102	28	130
Increase (decrease) in prior year tax positions	(16)	4	(12)
Increase in current year tax positions	4	3	7
Decrease related to settlements with taxing authorities	(7)	(5)	(12)
Decrease related to lapse of statute of limitations	(6)	(1)	(7)
Increase due to effects of foreign currency translation	(3)	(4)	(7)
Balance at December 31, 2010	$ 324	$ 114	$ 438

It is expected that the amount of unrecognized tax benefits will change in the next twelve months due to expiring statutes, audit activity, tax payments, competent authority proceedings related to transfer pricing, or final decisions in matters that are the subject of litigation in various taxing jurisdictions in which we operate. At December 31, 2010, we had approximately $239 million of tax liabilities, net of $40 million of tax assets, related to uncertain tax positions, each of which are individually insignificant, and each of which are reasonably possible of being settled within the next twelve months primarily as the result of audit settlements or statute expirations in several taxing jurisdictions.

At December 31, 2010, approximately $159 million of gross unrecognized tax benefits were included in the non-current portion of our income tax liabilities, for which the settlement period cannot be determined; however, it is not expected to be within the next twelve months.

We operate in over 80 countries and are subject to income taxes in most taxing jurisdictions in which we operate. The following table summarizes the earliest tax years that remain subject to examination by the major taxing jurisdictions in which we operate. These jurisdictions are those we project to have the highest tax liability for 2011.

Jurisdiction	Earliest Open Tax Period	Jurisdiction	Earliest Open Tax Period
Canada	1998	Norway	1999
Germany	2003	United Kingdom	2004
Netherlands	1999	United States	2002

NOTE 7. EARNINGS PER SHARE

A reconciliation of the number of shares used for the basic and diluted EPS computations is as follows for the years ended December 31:

	2010	2009	2008
Weighted average common shares outstanding for basic EPS	394	310	307
Effect of dilutive securities – stock plans	1	1	2
Adjusted weighted average common shares outstanding for diluted EPS	395	311	309
Future potentially dilutive shares excluded from diluted EPS:			
Options with an exercise price greater than the average market price for the period	7	4	2

NOTE 8. INVENTORIES

Inventories, net of reserves of $322 million and $297 million in 2010 and 2009, respectively, are comprised of the following at December 31:

	2010	2009
Finished goods	$ 2,283	$ 1,570
Work in process	181	126
Raw materials	130	140
Total	$ 2,594	$ 1,836

NOTE 9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are comprised of the following at December 31:

	Depreciation Period	2010	2009
Land		$ 191	$ 81
Buildings and improvements	5–30 years	1,605	1,136
Machinery and equipment	3–20 years	6,409	3,384
Rental tools and equipment	1–15 years	2,472	2,228
Subtotal		10,677	6,829
Accumulated depreciation		(4,367)	(3,668)
Total		$ 6,310	$ 3,161

NOTE 10. GOODWILL AND INTANGIBLE ASSETS

In connection with the change in our reportable segments as discussed in Note 4 – Segment Information, we reallocated the goodwill that existed as of March 31, 2010 to the new reportable segments on a relative fair value basis. Goodwill of $4,336 million was recognized for the BJ Services acquisition (See Note 2 – Acquisitions) which has been allocated to our reporting units based on the provisional amounts recognized for the fair value of the assets acquired and liabilities assumed.

The changes in the carrying amount of goodwill are detailed below by reportable segment.

	Drilling and Evaluation	Completion and Production	North America	Latin America	Europe/ Africa/ Russia Caspian	Middle East/ Asia Pacific	Industrial Services and Other	Total
Balance as of December 31, 2009	$ 979	$ 439	$ –	$ –	$ –	$ –	$ –	$ 1,418
Reallocation for change in segments	(980)	(439)	486	173	407	263	90	–
Acquisitions	–	–	2,229	706	531	629	332	4,427
Other adjustments	1	–	16	–	(2)	3	6	24
Balance as of December 31, 2010	$ –	$ –	$ 2,731	$ 879	$ 936	$ 895	$ 428	$ 5,869

We perform an annual impairment test of goodwill as of October 1 of every year. There were no impairments of goodwill in 2010, 2009 or 2008 related to the annual impairment test.

Intangible assets are comprised of the following at December 31:

	2010			2009		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite lived intangibles:						
Technology	$ 760	$ (181)	$ 579	$ 278	$ (141)	$ 137
Contract-based	20	(11)	9	13	(9)	4
Trade names	84	(18)	66	36	(13)	23
Customer relationships	495	(39)	456	41	(10)	31
Subtotal	1,359	(249)	1,110	368	(173)	195
Indefinite lived intangibles:						
Trade name	360	–	360	–	–	–
IPR&D	99	–	99	–	–	–
Total	$ 1,818	$ (249)	$ 1,569	$ 368	$ (173)	$ 195

Intangible assets are amortized either on a straight-line basis with estimated useful lives ranging from 1 to 20 years, or on a basis that reflects the pattern in which the economic benefits of the intangible assets are expected to be realized, which range from 15 to 30 years. As a result of the acquisition of BJ Services, we recognized intangible assets of $1,404 million (See Note 2 – Acquisitions).

Amortization expense included in net income for the years ended December 31, 2010, 2009 and 2008 was $76 million, $31 million and $20 million, respectively. Estimated amortization expense for each of the subsequent five fiscal years is expected to be as follows: 2011 – $100 million; 2012 – $107 million; 2013 – $108 million; 2014 – $107 million; and 2015 – $99 million.

NOTE 11. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

Our financial instruments include cash and short-term investments, accounts receivable, accounts payable, debt, foreign currency forward contracts, foreign currency option contracts and interest rate swaps. Except as described below, the estimated fair value of such financial instruments at December 31, 2010 and 2009 approximates their carrying value as reflected in our consolidated balance sheets. The fair value of our debt, foreign currency forward contracts and interest rate swaps has been estimated based on quoted year end market prices.

Short-Term Investments

During the year ended December 31, 2010, we purchased $250 million of short-term investments consisting of U.S. Treasury Bills, which will mature in May of 2011.

Debt

The estimated fair value of total debt at December 31, 2010 and 2009 was $4,298 million and $2,126 million, respectively, which differs from the carrying amounts of $3,885 million and $1,800 million, respectively, included in our consolidated balance sheets.

Foreign Currency Forward Contracts

We conduct our business in over 80 countries around the world, and we are exposed to market risks resulting from fluctuations in foreign currency exchange rates. A number of our significant foreign subsidiaries have designated the local currency as their functional currency. We transact in various foreign currencies and have established a program that primarily utilizes foreign currency forward contracts to reduce the risks associated with the effects of certain foreign currency exposures. Under this program, our strategy is to have gains or losses on the foreign currency forward contracts mitigate the foreign currency transaction gains or losses to the extent practical. These foreign currency exposures typically arise from changes in the value of assets and liabilities which are denominated in currencies other than the functional currency. Our foreign currency forward contracts generally settle within 90 days. We do not use these forward contracts for trading or speculative purposes. We designate these forward contracts as fair value hedging instruments and, accordingly, we record the fair value of these contracts as of the end of our reporting period to our consolidated balance sheet with changes in fair value recorded in our consolidated statement of operations along with the change in fair value of the hedged item.

At December 31, 2010 and 2009, we had outstanding foreign currency forward contracts with notional amounts aggregating $156 million and $153 million, respectively, to hedge exposure to currency fluctuations in various foreign currencies. These contracts are designated and qualify as fair value hedging instruments. The fair value was determined using a model with Level 2 inputs including quoted market prices for contracts with similar terms and maturity dates.

Interest Rate Swaps

We are subject to interest rate risk on our debt and investment of cash and cash equivalents arising in the normal course of our business, as we do not engage in speculative trading strategies. We maintain an interest rate management strategy, which primarily uses a mix of fixed and variable rate debt that is intended to mitigate the exposure to changes in interest rates in the aggregate for our investment portfolio. In addition, we are currently using interest rate swaps to manage the economic effect of fixed rate obligations associated with our senior notes so that the interest payable on the senior notes effectively becomes linked to variable rates.

In June 2009, we entered into two interest rate swap agreements ("the Swap Agreements") for a notional amount of $250 million each in order to hedge changes in the fair market value of our $500 million 6.5% senior notes maturing on November 15, 2013. Under the Swap Agreements, we receive interest at a fixed rate of 6.5% and pay interest at a floating rate of one-month Libor plus a spread of 3.67% on one swap and three-month Libor plus a spread of 3.54% on the second swap both through November 15, 2013. The counterparties are primarily the lenders in our credit facilities. The Swap Agreements are designated and each qualifies as a fair value hedging instrument. The swap to three-month Libor is deemed to be 100 percent effective resulting in no gain or loss recorded in the consolidated statement of operations. The effectiveness of the swap to one-month Libor, which is highly effective, is calculated as of each period end and any ineffective portion is recognized in the consolidated statement of operations. The fair value of the Swap Agreements was determined using a model with Level 2 inputs including quoted market prices for contracts with similar terms and maturity dates.

Fair Value of Derivative Instruments

The fair value of derivative instruments included in our consolidated balance sheet was as follows as of December 31:

Derivative	Balance Sheet Location	2010	2009
		Fair Value	
Foreign Currency Forward Contracts	Other accrued liabilities	$ 2	$ 1
Interest Rate Swaps	Other assets	24	7

The effects of derivative instruments in our consolidated statement of operations were as follows for the year ended December 31 (amounts exclude any income tax effects):

Derivative	Statement of Operations Location	Amount of Gain (Loss) Recognized in Income 2010	2009
Foreign Currency Forward Contracts	Marketing, general and administrative	$ (7)	$ 11
Interest Rate Swaps	Interest expense	$ 16	$ 6

Concentration of Credit Risk

We sell our products and services to numerous companies in the oil and natural gas industry. Although this concentration could affect our overall exposure to credit risk, we believe that our risk is minimized since the majority of our business is conducted with major companies within the industry. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral for our accounts receivable. In some cases, we will require payment in advance or security in the form of a letter of credit or bank guarantee.

We maintain cash deposits with financial institutions that may exceed federally insured limits. We monitor the credit ratings and our concentration of risk with these financial institutions on a continuing basis to safeguard our cash deposits.

NOTE 12. INDEBTEDNESS

Total debt consisted of the following at December 31, net of unamortized discount and debt issuance costs:

	2010	2009
5.75% Notes due June 2011 with an effective interest rate of 5.86%	$ 254	$ –
6.50% Senior Notes due November 2013 with an effective interest rate of 6.73%	522	504
6.00% Notes due June 2018 with an effective interest rate of 6.29%	267	–
7.50% Senior Notes due November 2018 with an effective interest rate of 7.61%	742	741
8.55% Debentures due June 2024 with an effective interest rate of 8.76%	148	148
6.875% Notes due January 2029 with an effective interest rate of 7.08%	393	392
5.125% Notes due September 2040 with an effective interest rate of 5.22%	1,479	–
Other debt	80	15
Total debt	3,885	1,800
Less short-term debt and current maturities of long-term debt	331	15
Long-term debt	$ 3,554	$ 1,785

On March 19, 2010, we entered into a credit agreement (the "2010 Credit Agreement"). The 2010 Credit Agreement is a three-year committed $1.2 billion revolving credit facility that expires on March 19, 2013. At December 31, 2010, we had $1.7 billion of committed revolving credit facilities with commercial banks, consisting of the 2010 Credit Agreement ($1.2 billion) and a $500 million facility expiring on July 7, 2012. Both facilities contain certain covenants which, among other things, require the maintenance of a funded indebtedness to total capitalization ratio (a defined formula per each agreement), restrict certain merger transactions or the sale of all or substantially all of our assets or a significant subsidiary and limit the amount of subsidiary indebtedness. Upon the occurrence of certain events of default, our obligations under the facilities may be accelerated. Such events of default include payment defaults to lenders under the facilities, covenant defaults and other customary defaults. At December 31, 2010, we were in compliance with all of the covenants of both committed credit facilities. There were no direct borrowings under the committed credit facilities during 2010. We also have an outstanding commercial paper program under which we may issue from time to time up to $1.0 billion in commercial paper with maturity of no more than 270 days. To the extent we have commercial paper outstanding, our ability to borrow under the facilities is reduced. At December 31, 2010, we had no outstanding commercial paper.

Concurrent with the acquisition of BJ Services, our acquisition subsidiary assumed and guaranteed the BJ Services outstanding notes, namely its $250 million principal amount of 5.75% senior notes due June 2011 and its $250 million principal amount of 6.00% senior notes due June 2018.

On August 24, 2010, we sold $1,500 million of 5.125% Senior Notes that will mature September 15, 2040 (the "Notes") under our Indenture dated as of October 28, 2008. Net proceeds from the offering were approximately $1,479 million after deducting the underwriting discounts and expenses of the offering. We used $511 million of the net proceeds to repay our outstanding commercial paper. We will use $250 million of the net proceeds to purchase U.S. Treasury Bills, which will be used to repay the BJ Services 5.75% senior notes maturing June 2011. The remaining net proceeds from the offering were used for general corporate purposes. Interest on the Notes is payable March 15 and September 15 of each year. The first interest payment will be made on March 15, 2011, and will consist of accrued interest from August 24, 2010. The Notes are senior unsecured obligations and rank equal in right of payment to all of our existing and future senior indebtedness; senior in right of payment to any future subordinated indebtedness; and effectively junior to our future secured indebtedness, if any, and structurally subordinated to all existing and future indebtedness of our subsidiaries. We may redeem, at our option, all or part of the Notes at any time, at the applicable make-whole redemption prices plus accrued and unpaid interest to the date of redemption.

Maturities of debt at December 31, 2010 are as follows: 2011 – $331 million; 2012 – $3 million; 2013 – $522 million; 2014 – $0 million; 2015 – $0 Million; and $3,029 million thereafter.

NOTE 13. EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PLANS

We have both funded and unfunded noncontributory defined benefit pension plans ("Pension Benefits") covering certain employees primarily in the U.S., Canada, the U.K., Germany and several other countries in the Middle East and Asia Pacific region. Under the provisions of the U.S. qualified pension plan, a hypothetical cash balance account is established for each participant. Such accounts receive pay credits on a quarterly basis. The quarterly pay credit is based on a percentage according to the employee's age on the last day of the quarter applied to quarterly eligible compensation. In addition to quarterly pay credits, a cash balance account receives interest credits based on the balance in the account on the last day of the quarter. The U.S. qualified pension plan also includes frozen accrued benefits for participants in legacy defined benefit plans. The Canada pension plan was frozen as of December 31, 2010, and we no longer accrue on a defined benefit basis. For the majority of the participants in the U.K. pension plans, we do not accrue benefits as the plans are frozen; however, there are a limited number of members who still accrue future benefits on a defined benefit basis. The Germany pension plan is an unfunded plan where benefits are based on creditable years of service, creditable pay and accrual rates. We also provide certain postretirement health care benefits ("other postretirement benefits"), through an unfunded plan, to substantially all U.S. employees who retire and have met certain age and service requirements.

Funded Status

Below is the reconciliation of the beginning and ending balances of benefit obligations, fair value of plan assets and the funded status of our plans. For our pension plans, the benefit obligation is the projected benefit obligation ("PBO") and for our other post-retirement benefit plan, the benefit obligation is the accumulated postretirement benefit obligation ("APBO").

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2010	2009	2010	2009	2010	2009
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 375	$ 303	$ 327	$ 227	$ 157	$ 158
Service cost	32	29	8	3	10	8
Interest cost	22	20	26	15	9	10
Actuarial loss (gain)	31	51	4	49	10	(1)
Benefits paid	(47)	(19)	(12)	(7)	(15)	(13)
Curtailment	–	(9)	(1)	(1)	–	(5)
Acquisitions of businesses	34	–	253	–	27	–
Plan amendments	–	–	–	–	(32)	–
Other	(3)	–	2	18	–	–
Exchange rate adjustments	–	–	(14)	23	–	–
Benefit obligation at end of year	444	375	593	327	166	157
Change in plan assets:						
Fair value of plan assets at beginning of year	346	290	248	197	–	–
Actual return on plan assets	48	77	36	24	–	–
Employer contributions	72	2	52	13	15	13
Benefits paid	(47)	(19)	(12)	(7)	(15)	(13)
Acquisitions of businesses	–	–	160	–	–	–
Other	(3)	(4)	1	(1)	–	–
Exchange rate adjustments	–	–	(11)	22	–	–
Fair value of plan assets at end of year	416	346	474	248	–	–
Funded status – underfunded at end of year	$ (28)	$ (29)	$ (119)	$ (79)	$ (166)	$ (157)
Accumulated benefit obligation	$ 421	$ 366	$ 553	$ 313	$ 166	$ 157

The amounts recognized in the consolidated balance sheet consist of the following as of December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2010	2009	2010	2009	2010	2009
Noncurrent assets	$ –	$ –	$ 10	$ –	$ –	$ –
Current liabilities	(3)	(2)	(5)	(4)	(16)	(18)
Noncurrent liabilities	(25)	(27)	(124)	(75)	(150)	(139)
Net amount recognized	$ (28)	$ (29)	$ (119)	$ (79)	$ (166)	$ (157)

The funded status position represents the difference between the benefit obligation and the plan assets. The PBO for pension benefits represents the actuarial present value of benefits attributed to employee services and compensation and includes an assumption about future compensation levels. The accumulated benefit obligation ("ABO") is the actuarial present value of pension benefits attributed to employee service to date and present compensation levels. The ABO differs from the PBO in that the ABO does not include any assumptions about future compensation levels.

Information for the plans with ABOs in excess of plan assets is as follows at December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2010	2009	2010	2009	2010	2009
Projected benefit obligation	$ 20	$ 375	$ 331	$ 327	n/a	n/a
Accumulated benefit obligation	20	366	294	313	$ 166	$ 157
Fair value of plan assets	–	346	203	248	n/a	n/a

Weighted average assumptions used to determine benefit obligations for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2010	2009	2010	2009	2010	2009
Discount rate	4.9%	5.9%	5.5%	5.6%	4.9%	5.9%
Rate of compensation increase	5.4%	4.0%	4.3%	4.1%	n/a	n/a
Social security increase	2.8%	3.5%	2.9%	3.1%	n/a	n/a

The development of the discount rate for our U.S. plans was based on a bond matching model whereby a hypothetical bond portfolio of high-quality, fixed-income securities is selected that will match the cash flows underlying the projected benefit obligation. The discount rate assumption for our non-U.S. plans reflects the market rate for high-quality, fixed-income securities.

Accumulated Other Comprehensive Loss

The amounts recognized in accumulated other comprehensive loss consist of the following as of December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2010	2009	2010	2009	2010	2009
Net loss	$ 149	$ 150	$ 114	$ 132	$ 10	$ –
Net prior service cost (credit)	3	3	–	–	(31)	2
Total	$ 152	$ 153	$ 114	$ 132	$ (21)	$ 2

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $14 million and $1 million, respectively. The estimated prior service credit for the other postretirement benefits that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $2 million.

Net Periodic Benefit Costs

The components of net periodic cost (benefit) are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Service cost	$ 32	$ 29	$ 30	$ 8	$ 3	$ 2	$ 10	$ 8	$ 8
Interest cost	22	20	17	26	15	17	9	10	9
Expected return on plan assets	(28)	(25)	(38)	(23)	(15)	(20)	–	–	–
Amortization of prior service cost	–	1	–	–	–	–	1	1	1
Amortization of net loss	11	14	1	4	2	1	–	–	–
Curtailment	–	1	–	(1)	–	–	–	–	–
Other	–	3	–	–	(1)	(2)	–	–	–
Net periodic cost (benefit)	$ 37	$ 43	$ 10	$ 14	$ 4	$ (2)	$ 20	$ 19	$ 18

Weighted average assumptions used to determine net periodic benefit costs for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Discount rate	5.9%	6.3%	6.3%	5.6%	6.4%	5.7%	5.9%	6.3%	6.3%
Expected long-term return on plan assets	7.8%	8.5%	8.5%	6.6%	7.2%	7.2%	n/a	n/a	n/a
Rate of compensation increase	4.0%	4.0%	4.0%	4.2%	4.0%	4.1%	n/a	n/a	n/a
Social security increase	3.5%	3.5%	3.5%	3.2%	3.1%	3.1%	n/a	n/a	n/a

In selecting the expected rate of return on plan assets, we consider the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of these plans. This includes considering the trusts' asset allocation and the expected returns likely to be earned over the life of the plans.

Health Care Cost Trend Rates

Assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. As of December 31, 2010, the health care cost trend rate was 8.0% for employees under age 65 and 6.5% for participants over age 65, with each declining gradually each successive year until it reaches 4.5% for both employees under age 65 and over age 65 in 2021. A one percentage point change in assumed health care cost trend rates would have had the following effects on 2010:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 0.3	$ (0.3)
Effect on postretirement welfare benefit obligation	5.9	(5.6)

Plan Assets – U.S. Pension Plan

We have investment committees that meet regularly to review the portfolio returns and to determine asset-mix targets based on asset/liability studies. Third-party investment consultants assist us in developing asset allocation strategies to determine our expected rates of return and expected risk for various investment portfolios. The investment committees considered these strategies in the formal establishment of the current asset-mix targets based on the projected risk and return levels for all major asset classes.

The investment policy of the U.S. pension plan (the "U.S. Plan") was developed after examining the historical relationships of risk and return among asset classes and the relationship between the expected behavior of the U.S. Plan's assets and liabilities. The investment policy of the U.S. Plan is designed to provide the greatest probability of meeting or exceeding the U.S. Plan's objectives at the lowest possible risk.

In establishing its risk tolerance, the investment committee for the U.S. Plan ("U.S. Committee") considers its ability to withstand short-term and intermediate-term volatility in market conditions. The U.S. Committee also reviews the long-term characteristics of various asset classes, focusing on balancing risk with expected return. Accordingly, the U.S. Committee selected the following four asset classes as allowable investments for the assets of the U.S. Plan: U.S. equities, Real Estate, U.S. fixed-income securities, and non-U.S. equities.

The table below presents the fair values of the assets in the U.S. Plan by asset category and by levels of fair value as of December 31:

	2010				2009			
Asset Category	Total Asset Value	Level One	Level Two	Level Three	Total Asset Value	Level One	Level Two	Level Three
Cash and Cash Equivalents	$ 95	$ –	$ 95	$ –	$ –	$ –	$ –	$ –
Fixed Income[a]	99	–	99	–	95	–	95	–
Non-U.S. Equity[b]	93	–	93	–	78	–	78	–
U.S. Small Cap Equity[c]	50	–	50	–	55	–	55	–
S&P 500 Index Fund[d]	1	–	1	–	48	–	48	–
U.S. Large Cap Growth Equity[e]	34	–	34	–	30	–	30	–
U.S. Large Cap Value Equity[f]	26	–	26	–	23	–	23	–
Real Estate Fund[g]	14	–	–	14	13	–	–	13
Real Estate Investment Trust Equity	4	–	4	–	4	–	4	–
Total	$ 416	$ –	$ 402	$ 14	$ 346	$ –	$ 333	$ 13

(a) A pooled fund with a strategy of investing in fixed income securities. The current allocation includes: 35% in corporate bonds; 24% in government bonds; 16% in government agencies; 10% in asset-backed securities; 8% in government mortgage-backed securities; and 7% in cash.

(b) Multi-manager strategy investing in common stocks of non-U.S. listed companies using both value and growth approaches.

(c) Multi-manager strategy investing in common stocks of smaller U.S. listed companies using both value and growth approaches.

(d) A passively managed commingled fund investing in common stocks of the S&P 500 Index.

(e) Multi-manager growth strategy investing in common stocks of U.S. listed, large capitalization companies.

(f) Multi-manager value strategy investing in common stocks of U.S. listed, large capitalization companies.

(g) Commingled fund investing in a diversified portfolio of U.S. based properties. The current allocation includes: 30% Apartments, 27% Office, 24% Retail, 11% Industrial and 8% Hotel.

Plan Assets – Non-U.S. Pension Plans

The investment policies of our pension plans with plan assets, which are primarily in Canada and the U.K., (the "Non-U.S. Plans") cover the asset allocations that the governing boards believe are the most appropriate for these Non-U.S. Plans in the long term, taking into account the nature of the liabilities they expect to incur. The suitability of asset allocations and investment policies are reviewed periodically to ensure alignment with plan liabilities.

The table below presents the fair values of the assets in our Non-U.S. Plans by asset category and by levels of fair value as of December 31:

	2010				2009			
Asset Category	Total Asset Value	Level One	Level Two	Level Three	Total Asset Value	Level One	Level Two	Level Three
Cash and Cash Equivalents	$ 31	$ –	$ 31	$ –	$ 10	$ –	$ 10	$ –
Asset Allocation[a]	80	–	80	–	–	–	–	–
Bonds – U.K. – Corporate[b]	40	–	40	–	39	–	39	–
Bonds – U.K. – Government[c]	114	–	114	–	51	–	51	–
Equities[d]	174	–	174	–	122	–	122	–
Property – U.K.[e]	19	–	–	19	19	–	–	19
Insurance contracts	16	–	–	16	7	–	–	7
Total	$ 474	$ –	$ 439	$ 35	$ 248	$ –	$ 222	$ 26

(a) Invests in mixes of global common stocks and bonds to achieve broad diversification.

(b) Invests passively in Sterling-denominated investment grade corporate bonds.

(c) Invests passively in Sterling-denominated government issued bonds.

(d) Invests in broad equity funds based on securities offered in various regions or countries. Equity funds are allocated by region as follows: 47% Global, 25% U.K., 8% North America, 8% Asia Pacific, 7% Europe, excluding the U.K., 3% U.S., and 2% Canada Small Cap.

(e) Invests in a diversified range of property throughout the U.K., principally in the retail, office and industrial/warehouse sectors.

The following table presents the changes in the fair value of assets using Level 3 unobservable inputs:

	U.S. Property Fund	Non-U.S. Property Fund	Non-U.S. Insurance Contracts	Total
Beginning balance at January 1, 2009	$ 19	$ 18	$ 7	$ 44
Unrealized gains (losses)	(6)	1	1	(4)
Net sales	–	–	(1)	(1)
Ending balance at December 31, 2009	$ 13	$ 19	$ 7	$ 39
Unrealized gains	1	–	–	1
Net purchases	–	–	9	9
Ending balance at December 31, 2010	$ 14	$ 19	$ 16	$ 49

Expected Cash Flows

For all pension plans, we make annual contributions to the plans in amounts equal to or greater than amounts necessary to meet minimum governmental funding requirements. In 2011, we expect to contribute between $40 million and $50 million to our U.S. pension plans and between $25 million and $35 million to the non-U.S. pension plans. In 2011, we also expect to make benefit payments related to postretirement welfare plans of between $16 million and $18 million.

The following table presents the expected benefit payments over the next ten years. The U.S. and non-U.S. pension benefit payments are made by the respective pension trust funds. The other postretirement benefits are net of expected Medicare subsidies of approximately $2 million per year and are payments that are expected to be made by us.

Year	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
2011	$ 24	$ 15	$ 17
2012	27	15	16
2013	30	17	16
2014	33	19	16
2015	36	21	17
2016–2020	220	121	90

DEFINED CONTRIBUTION PLANS

During the periods reported, generally all of our U.S. employees were eligible to participate in our sponsored Thrift Plans, which are 401(k) plans under the Internal Revenue Code of 1986, as amended ("the Code"). The Thrift Plans allow eligible employees to elect to contribute portions of their salaries to an investment trust. Employee contributions are matched by the Company in cash at the rate of $1.00 per $1.00 employee contribution for the first 5% to 6% of the employee's salary and such contributions vest immediately. In addition, we make cash contributions for all eligible employees between 2% and 5% of their salary depending on the employee's age. Such contributions are fully vested to the employee after three years of employment. The Thrift Plans provide several investment options, for which the employee has sole investment discretion. The Thrift Plans do not offer Baker Hughes common stock as an investment option. Our contributions to the Thrift Plans and several other non-U.S. defined contribution plans amounted to $169 million, $129 million and $137 million in 2010, 2009 and 2008, respectively.

For certain non-U.S. employees who are not eligible to participate in the Thrift Plan, we provide a non-qualified defined contribution plan that provides basically the same benefits as the Thrift Plan. In addition, we provide a non-qualified supplemental retirement plan ("SRP") for certain officers and employees whose benefits under the Thrift Plan and/or the U.S. defined benefit pension plan are limited by federal tax law. The SRP also allows the eligible employees to defer a portion of their eligible compensation and provides for employer matching and base contributions pursuant to limitations. Both non-qualified plans are invested through trusts, and the assets and corresponding liabilities are included in our consolidated balance sheet. Our contributions to these non-qualified plans were $11 million, $11 million and $9 million for 2010, 2009 and 2008, respectively.

In 2011, we estimate we will contribute between $185 million and $200 million to our defined contribution plans, which is an increase from prior years due to the acquisition of BJ Services.

POSTEMPLOYMENT BENEFITS

We provide certain postemployment disability income, medical and other benefits to substantially all qualifying former or inactive U.S. employees. Income benefits for long-term disability are provided through a fully-insured plan. The continuation of medical and other benefits while on disability ("Continuation Benefits") are provided through a qualified self-insured plan. The accrued postemployment liability for Continuation Benefits at December 31, 2010 and 2009 was $15 million and $13 million, respectively, and is included in other liabilities in our consolidated balance sheet.

NOTE 14. COMMITMENTS AND CONTINGENCIES

LEASES

At December 31, 2010, we had long-term non-cancelable operating leases covering certain facilities and equipment. The minimum annual rental commitments, net of amounts due under subleases, for each of the five years in the period ending December 31, 2015 are $186 million, $135 million, $93 million, $67 million and $49 million, respectively, and $151 million in the aggregate thereafter. Rent expense, which generally includes vessels, transportation equipment and warehouse facilities, was $355 million, $241 million and $227 million for the years ended December 31, 2010, 2009 and 2008, respectively. We have not entered into any significant capital leases during the three years ended December 31, 2010.

LITIGATION

We are involved in litigation or proceedings that have arisen in our ordinary business activities. We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability, general liability and workers compensation. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.

BJ Services Acquisition Related Stockholder Lawsuits

The stockholder lawsuits filed in connection with the BJ Services acquisition have been settled. On July 15, 2010, the Delaware Chancery Court certified the Class of BJ Services stockholders, approved the settlement terms, awarded $500,000 in attorneys' fees and $36,000 in costs to the Class counsel, and entered a Final Judgment dismissing all of the Class claims with prejudice, In re: BJ Services Company Shareholders Litigation, C.A. No. 4851-VCN. On July 23, 2010, the 80th Judicial District Court of Harris County, Texas, entered a Final Judgment dismissing the plaintiff's claims with prejudice in the consolidated actions styled as Garden City Employees' Retirement System, et al. v. BJ Services Company, et al., Cause No. 2009-57320, 80th Judicial District Court of Harris County, Texas.

Customer Claim

On November 19, 2009, BJ Services received correspondence from a customer operating in the North Sea, claiming that BJ Services' decision to move a stimulation vessel out of the North Sea market constituted a breach of contract. The customer alleges that it was forced to purchase well stimulation services from other providers at a higher cost than in the original agreement between the customer and BJ Services. The customer further alleges that it has incurred actual and estimated future damages of $38 million. The customer has initiated a request for arbitration and we are responding accordingly. We believe that this claim is without merit, and we intend to vigorously defend ourselves in this matter based on the information available to us at this time. We do not expect the outcome of this matter to have a material adverse effect on our consolidated financial statements; however, there can be no assurance as to the ultimate outcome of this matter.

ENVIRONMENTAL MATTERS

Our past and present operations include activities which are subject to extensive domestic (including U.S. federal, state and local) and international environmental regulations with regard to air, land and water quality and other environmental matters. Our environmental procedures, policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage.

We are involved in voluntary remediation projects at some of our present and former manufacturing locations or other facilities, the majority of which relate to properties obtained in acquisitions or to sites no longer actively used in operations. On rare occasions, remediation activities are conducted as specified by a government agency-issued consent decree or agreed order. Remediation costs are accrued based on estimates of probable exposure using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. Remediation cost estimates include direct costs related to the environmental investigation, external consulting activities, governmental oversight fees, treatment equipment and costs associated with long-term operation, maintenance and monitoring of a remediation project.

We have also been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites. We participate in the process set out in the Joint Participation and Defense Agreement to negotiate with government agencies, identify other PRPs, determine each PRP's allocation and estimate remediation costs. We have accrued what we believe to be our pro-rata share of the total estimated cost of remediation and associated management of these Superfund sites. This share is based upon the ratio that the estimated volume of waste we contributed to the site bears to the total estimated volume of waste disposed at the site. Applicable United States federal law imposes joint and several liability on each PRP for the cleanup of these sites leaving us with the uncertainty that we may be responsible for the remediation cost attributable to other PRPs who are unable to pay their share. No accrual has been made under the joint and several liability concept for those Superfund sites where our participation is de minimis since we believe that the probability that we will have to pay material costs above our volumetric share is remote. We believe there are other PRPs who have greater involvement on a volumetric calculation basis, who have substantial assets and who may be reasonably expected to pay their share of the cost of remediation. For those Superfund sites where we are a significant PRP, remediation costs are estimated to include recalcitrant parties. In some cases, we have insurance coverage or contractual indemnities from third parties to cover a portion of the ultimate liability.

Our total accrual for environmental remediation is $32 million and $18 million, which includes accruals of $7 million and $6 million for the various Superfund sites, at December 31, 2010 and 2009, respectively. Approximately $11 million of our total environmental accrual at December 31, 2010 relates to properties or liabilities acquired in connection with the BJ Services acquisition. The determination of the required accruals for remediation costs is subject to uncertainty, including the evolving nature of environmental regulations and the difficulty in estimating the extent and type of remediation activity that is necessary. We believe that the likelihood of material losses in excess of the amounts accrued is remote.

OTHER

In connection with the settlement of litigation with ReedHycalog, in June 2008, the Company paid ReedHycalog $70 million in royalties for prior use of certain patented technologies, and ReedHycalog paid the Company $8 million in royalties for the license of certain Company patented technologies. The net pre-tax charge of $62 million for the settlement of this litigation is reflected in the 2008 consolidated statement of operations.

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as letters of credit and other bank issued guarantees, which totaled approximately $1.16 billion at December 31, 2010. We also had commitments outstanding for purchase obligations related to capital expenditures and inventory under purchase orders and contracts of approximately $264 million at December 31, 2010. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

NOTE 15. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in accumulated other comprehensive loss, net of tax:

	Pensions and Other Postretirement Benefits	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Loss
Balance at December 31, 2008	$ (181)	$ (342)	$ (523)
Translation adjustments	–	122	122
Amortization of prior service cost	1	–	1
Amortization of actuarial net loss	16	–	16
Actuarial net losses arising in the year	(22)	–	(22)
Effect of exchange rate	(10)	–	(10)
Deferred taxes	2	–	2
Balance at December 31, 2009	(194)	(220)	(414)
Translation adjustments	–	(41)	(41)
Amortization of prior service cost	1	–	1
Amortization of actuarial net loss	14	–	14
Actuarial net gains arising in the year	20	–	20
Effect of exchange rate	5	–	5
Deferred taxes	(5)	–	(5)
Balance at December 31, 2010	$ (159)	$ (261)	$ (420)

NOTE 16. QUARTERLY DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2010					
Revenues	$ 2,539	$ 3,374	$ 4,078	$ 4,423	$ 14,414
Gross profit[1]	533	600	771	897	2,801
Net income attributable to Baker Hughes	129	93	255	335	812
Basic earnings per share of Baker Hughes	0.41	0.23	0.59	0.78	2.06
Diluted earnings per share of Baker Hughes	0.41	0.23	0.59	0.77	2.06
Dividends per share	0.15	0.15	0.15	0.15	0.60
Common stock market prices:					
High	51.86	54.18	50.23	57.17	
Low	41.24	35.87	37.58	42.82	
2009					
Revenues	$ 2,668	$ 2,336	$ 2,232	$ 2,428	$ 9,664
Gross profit[1]	599	437	383	451	1,870
Net income attributable to Baker Hughes	195	87	55	84	421
Basic earnings per share of Baker Hughes	0.63	0.28	0.18	0.27	1.36
Diluted earnings per share of Baker Hughes	0.63	0.28	0.18	0.27	1.36
Dividends per share	0.15	0.15	0.15	0.15	0.60
Common stock market prices:					
High	38.08	42.33	44.01	47.67	
Low	26.58	29.22	33.41	38.04	

(1) Represents revenues less cost of sales, cost of services and research and engineering.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act of 1934, as amended (the "Exchange Act"). This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, these officers have concluded that, as of December 31, 2010, our disclosure controls and procedures, as defined by Rule 13a-15(e) of the Exchange Act, are effective at a reasonable assurance level.

On April 28, 2010, the Company acquired BJ Services. For purposes of determining the effectiveness of our disclosure controls and procedures and any change in our internal control over financial reporting, management has excluded BJ Services from its evaluation of these matters. The acquired business represented approximately 46% of our consolidated total assets at December 31, 2010 and approximately 36% of our consolidated net income attributable to Baker Hughes for the year ended December 31, 2010.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Design and Evaluation of Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management included a report of their assessment of the design and effectiveness of our internal controls over financial reporting as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. Management's report and the independent registered public accounting firm's attestation report are included in Item 8 under the caption entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal controls over financial reporting during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

Item 5.02(b). Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Item 5.03(a). Amendments to Articles of Incorporation or Bylaws; Changes in Fiscal Year.

On February 24, 2011, the Board of Directors amended Article III, Section 1 of the Company's Bylaws to decrease the authorized number of directors from thirteen to eleven, effective April 28, 2011, which will eliminate the vacancies on the Board of Directors that will result from the retirement of Messrs. Edward P. Djerejian and James L. Payne as directors of the Company following the Company's 2011 annual meeting of stockholders. Because this Annual Report on Form 10-K is being filed within four business days from February 24, 2011, the retirement of Messrs. Edward P. Djerejian and James L. Payne and the restatement of the Bylaws are being disclosed hereunder rather than under Items 5.02(b) and 5.03(a) of Form 8-K. The restated Bylaws are attached hereto and incorporated by reference as Exhibits 3.3 and 4.4.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the Business Code of Conduct and Code of Ethical Conduct Certificates for our principal executive officer, principal financial officer and principal accounting officer are described in Item 1. Business of this Annual Report. Information concerning our directors is set forth in the sections entitled "Proposal No. 1, Election of Directors," and "Corporate Governance – Committees of the Board – Audit/Ethics Committee" in our Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders to be filed with the SEC pursuant to the Exchange Act within 120 days of the end of our fiscal year on December 31, 2010 ("Proxy Statement"), which sections are incorporated herein by reference. For information regarding our executive officers, see "Item 1. Business – Executive Officers" in this Annual Report on Form 10-K. Additional information regarding compliance by directors and executive officers with Section 16(a) of the Exchange Act is set forth under the section entitled "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in our Proxy Statement, which section is incorporated herein by reference. For information concerning our Business Code of Conduct and Code of Ethical Conduct Certificates, see "Item 1. Business" in this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information for this item is set forth in the following sections of our Proxy Statement, which sections are incorporated herein by reference: "Compensation Discussion and Analysis," "Executive Compensation," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and our management is set forth in the sections entitled "Voting Securities" and "Security Ownership of Management" in our Proxy Statement, which sections are incorporated herein by reference.

Our Board of Directors has approved procedures for use under our Securities Trading and Disclosure Policy to permit our employees, officers and directors to enter into written trading plans complying with Rule 10b5-1 under the Exchange Act. Rule 10b5-1 provides criteria under which such an individual may establish a prearranged plan to buy or sell a specified number of shares of a company's stock over a set period of time. Any such plan must be entered into in good faith at a time when the individual is not in possession of material, nonpublic information. If an individual establishes a plan satisfying the requirements of Rule 10b5-1, such individual's subsequent receipt of material, nonpublic information will not prevent transactions under the plan from being executed. Certain of our officers have advised us that they have and may enter into a stock sales plan for the sale of shares of our common stock which are intended to comply with the requirements of Rule 10b5-1 of the Exchange Act. In addition, the Company has and may in the future enter into repurchases of our common stock under a plan that complies with Rule 10b5-1 or Rule 10b-18 of the Exchange Act.

Equity Compensation Plan Information

The information in the following table is presented as of December 31, 2010 with respect to shares of our common stock that may be issued under our existing equity compensation plans, including the Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan, the Baker Hughes Incorporated 2002 Directors & Officers Long-Term Incentive Plan, the BJ Services 1995 Incentive Plan, the BJ Services 1997 Incentive Plan, the BJ Services 2000 Incentive Plan and the BJ Services 2003 Incentive Plan, all of which have been approved by our stockholders (in millions, except per share prices).

Equity Compensation Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column)
Stockholder-approved plans (excluding Employee Stock Purchase Plan)	10.8	$ 50.84	8.4
Nonstockholder-approved plans[1]	0.1	34.21	0.5
Subtotal (except for weighted average exercise price)	10.9	50.72	8.9
Employee Stock Purchase Plan[2]	–	–	5.6
Total	10.9	$ 50.72	14.5

(1) The table includes the following nonstockholder-approved plans: the 1998 Employee Stock Option Plan and the Director Compensation Deferral Plan. A description of each of these plans is set forth below.

(2) The per share purchase price under the Baker Hughes Incorporate Employee Stock Purchase Plan is determined in accordance with section 423 of the Code as 85% of the lower of the fair market value of a share of our common stock on the date of grant or the date of purchase.

Our nonstockholder-approved plans are described below:

1998 Employee Stock Option Plan

The Baker Hughes Incorporated 1998 Employee Stock Option Plan (the "1998 ESOP") was adopted effective as of October 1, 1998. The number of shares authorized for issuance under the 1998 ESOP was 7.0 million shares. Nonqualified stock options may be granted under the 1998 ESOP to our employees. The exercise price of the options will be equal to the fair market value per share of our common stock on the date of grant, and option terms may be up to ten years. Under the terms and conditions of the option award agreements for options issued under the 1998 ESOP, options generally vest and become exercisable in installments over the optionee's period of service, and the options vest on an accelerated basis in the event of a change in control. As of December 31, 2010, options covering approximately 68,000 shares of our common stock were outstanding under the 1998 ESOP and options covering approximately 47,000 shares were exercised during fiscal year 2010. There are no shares available for grants of future options as the plan expired on October 1, 2008.

Director Compensation Deferral Plan

The Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective July 24, 2002 (the "Deferral Plan"), is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals. If a director elects a stock option-related deferral, on the last day of each calendar quarter he or she will be granted a nonqualified stock option. The number of shares subject to the stock option is calculated by multiplying the amount of the deferred compensation that otherwise would have been paid to the director during the quarter by 4.4 and then dividing by the fair market value of our common stock on the last day of the quarter. The per share exercise price of the option will be the fair market value of a share of our common stock on the date the option is granted. Stock options granted under the Deferral Plan vest on the first anniversary of the date of grant and must be exercised within ten years of the date of grant. If a director's directorship terminates for any reason, any options outstanding will expire three years after the termination of the directorship. The maximum aggregate number of shares of our common stock that may be issued under the Deferral Plan is 0.5 million. As of December 31, 2010, options covering approximately 3,000 shares of our common stock were outstanding under the Deferral Plan, there were no shares exercised during fiscal 2010 and approximately 0.5 million shares remained available for future options.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information for this item is set forth in the sections entitled "Corporate Governance-Director Independence" and "Certain Relationships and Related Transactions" in our Proxy Statement, which sections are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information concerning principal accounting fees and services is set forth in the section entitled "Fees Paid to Deloitte & Touche LLP" in our Proxy Statement, which section is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) List of Documents filed as part of this Report.

(1) Financial Statements

All financial statements of the Registrant as set forth under Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts

(3) Exhibits

Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Annual Report on Form 10-K. Exhibits designated with a "+" are identified as management contracts or compensatory plans or arrangements. Exhibits previously filed as indicated below are incorporated by reference.

3.1 Certificate of Amendment dated April 22, 2010 and the Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2010).

3.2 Restated Bylaws of Baker Hughes Incorporated effective as of April 28, 2010 (filed as Exhibit 3.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed April 29, 2010).

3.3* Restated Bylaws of Baker Hughes Incorporated effective as of April 28, 2011.

4.1 Rights of Holders of the Company's Long-Term Debt. The Company has no long-term debt instrument with regard to which the securities authorized there under equal or exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of its long-term debt instruments to the SEC upon request.

4.2 Certificate of Amendment dated April 22, 2010 and the Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report by Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2010).

4.3 Restated Bylaws of Baker Hughes Incorporated effective as of April 28, 2010 (filed as Exhibit 3.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed April 29, 2010).

4.4* Restated Bylaws of Baker Hughes Incorporated effective as of April 28, 2011 (filed as Exhibit 3.3 to this Annual Report on Form 10-K).

4.5 Indenture dated as of May 15, 1994 between Western Atlas Inc. and The Bank of New York, Trustee, providing for the issuance of securities in series (filed as Exhibit 4.4 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2004).

4.6 Indenture dated October 28, 2008, between Baker Hughes Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (filed as Exhibit 4.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).

4.7 Officers' Certificate of Baker Hughes Incorporated dated October 28 2008 establishing the 6.50% Senior Notes due 2013 and the 7.50% Senior Notes due 2018 (filed as Exhibit 4.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).

4.8 Form of 6.50% Senior Notes Due 2013 (filed as Exhibit 4.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).

4.9 Form of 7.50% Senior Notes Due 2018 (filed as Exhibit 4.4 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).

4.10 Officers' Certificate of Baker Hughes Incorporated dated August 24, 2010 establishing the 5.125% Senior Notes due 2040 (filed as Exhibit 4.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed August 24, 2010).

4.11 Form of 5.125% Senior Notes due 2040 (filed as Exhibit 4.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed August 24, 2010).

4.12 Indenture, dated June 8, 2006, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Current Report on BJ Services Company Form 8-K filed on June 12, 2006).

4.13 First Supplemental Indenture, dated June 8, 2006, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee, with respect to the 5.75% Senior Notes due 2011 (incorporated by reference to Exhibit 4.2 to Current Report on BJ Services Company Form 8-K filed on June 12, 2006).

4.14 Third Supplemental Indenture, dated May 19, 2008, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee, with respect to the 6% Senior Notes due 2018 (incorporated by reference to Exhibit 4.2 to Current Report on BJ Services Company Form 8-K filed on May 23, 2008).

4.15 Fourth Supplemental Indenture, dated April 28, 2010, between BJ Services Company, as issuer, BSA Acquisition LLC, Baker Hughes Incorporated and Wells Fargo Bank, N.A., as trustee, with respect to the 5.75% Senior Notes due 2011 and the 6% Senior Notes due 2018 (incorporated by reference to Exhibit 4.4 to Current Report on Baker Hughes Incorporated Form 8-K filed on April 29, 2010).

4.16+ Form of Incentive Stock Option Assumption Agreement for BJ Services incentive plans (incorporated by reference to Exhibit 4.5 to Current Report on Baker Hughes Incorporated Form 8-K filed on April 29, 2010).

4.17+ Form of Nonqualified Stock Option Assumption Agreement for BJ Services incentive plans (incorporated by reference to Exhibit 4.6 to Current Report on Baker Hughes Incorporated Form 8-K filed on April 29, 2010).

10.1+ Amendment and Restatement of Employment Agreement between Chad C. Deaton and Baker Hughes Incorporated dated as of January 1, 2009 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).

10.2+ Form of Amended and Restated Change in Control Agreement between Baker Hughes Incorporated and each of the executive officers effective as of January 1, 2009 (filed as Exhibit 10.2 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2008).

10.3+ Letter Agreement between Peter A. Ragauss and Baker Hughes Incorporated dated as of March 27, 2006 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed March 31, 2006).

10.4+ Amendment and Restatement of the Baker Hughes Incorporated Change in Control Severance Plan effective as of January 1, 2009 (filed as Exhibit 10.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).

10.5+ Form of Indemnification Agreement between Baker Hughes Incorporated and each of the directors and executive officers (filed as Exhibit 10.4 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.6+ Form of Amendment to the Indemnification Agreement between Baker Hughes Incorporated and each of the directors and executive officers effective as of January 1, 2009 (filed as Exhibit 10.4 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).

10.7+ Baker Hughes Incorporated Director Retirement Policy for Certain Members of the Board of Directors (filed as Exhibit 10.10 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.8+ Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective as of January 1, 2009 (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).

10.9+ Amendment to Baker Hughes Incorporated Director Compensation Deferral Plan effective as of January 1, 2009 (filed as Exhibit 10.5 to Current Report of Baker Hughes Incorporated on Form 8-K filed on December 19, 2008).

10.10+ Baker Hughes Incorporated Executive Severance Plan, as amended and restated on February 7, 2008 (filed as Exhibit 10.17 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).

10.11+ Amendment to Exhibit A of Baker Hughes Incorporated Executive Severance Plan as of July 20, 2009 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2009).

10.12+ Baker Hughes Incorporated Annual Incentive Compensation Plan, as amended and restated on February 20, 2008 (filed as Exhibit 10.18 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).

10.13+ Amendment to the Baker Hughes Annual Incentive Compensation Plan effective as of January 1, 2009 (filed as Exhibit 10.7 to Current Report of Baker Hughes Incorporated on Form 8-K filed on December 19, 2008).

10.14+ Baker Hughes Incorporated Supplemental Retirement Plan, as amended and restated effective as of January 1, 2011 (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K, filed on June 26, 2010).

10.15+ Amendment to the Baker Hughes Incorporated Supplemental Retirement Plan effective as of January 1, 2009 (filed as Exhibit 10.6 to Current Report of Baker Hughes Incorporated on Form 8-K filed on December 19, 2008).

10.16+ Long-Term Incentive Plan, as amended by Amendment No. 1999-1 to Long-Term Incentive Plan (filed as Exhibit 10.18 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.17+ Baker Hughes Incorporated 1998 Employee Stock Option Plan, as amended by Amendment No. 1999-1 to 1998 Employee Stock Option Plan (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2003).

10.18 Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan (filed as Exhibit 4.4 to Registration Statement No. 333-87372 of Baker Hughes Incorporated on Form S-8 filed May 1, 2002).

10.19+ Amendment to Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan, effective July 24, 2008 (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).

10.20+ Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2003).

10.21+ Amendment to 2002 Director & Officer Long-Term Incentive Plan, effective as of October 27, 2005 (filed as Exhibit 10.3 of Baker Hughes Incorporated to Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

10.22+ Amendment to Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan effective July 24, 2008 (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).

10.23 Baker Hughes Incorporated Employee Stock Purchase Plan, as amended and restated, effective as of January 1, 2010 (filed as Exhibit 10.25 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).

10.24+ Form of Stock Option Agreement for executive officers effective October 1, 1998 (filed as Exhibit 10.37 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.25+ Form of Nonqualified Stock Option Agreement for directors effective October 25, 1998 (filed as Exhibit 10.39 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.26+ Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for executive officers, dated January 24, 2001 (filed as Exhibit 10.41 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.27+ Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.43 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.28+ Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement with Terms and Conditions for officers (filed as Exhibit 10.30 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).

10.29+ Form of Baker Hughes Incorporated Incentive Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.44 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.30+ Form of Baker Hughes Incorporated Stock Option Award Agreements, with Terms and Conditions (filed as Exhibit 10.46 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.31+ Form of Baker Hughes Incorporated Incentive Stock Option Agreement with Terms and Conditions for officers (filed as Exhibit 10.33 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).

10.32+ Form of Restricted Stock Award Resolution, including Terms and Conditions (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2004).

10.33+ Form of Baker Hughes Incorporated Restricted Stock Award Agreement (filed as Exhibit 10.54 to Annual Report on Form 10-K for the year ended December 31, 2004).

10.34+ Form of Baker Hughes Incorporated Restricted Stock Award Terms and Conditions (filed as Exhibit 10.54 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2004).

10.35+ Form of Baker Hughes Incorporated Restricted Stock Award with Terms and Conditions for officers (filed as Exhibit 10.37 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).

10.36+ Form of Baker Hughes Incorporated Restricted Stock Unit Agreement, including Terms and Conditions (filed as Exhibit 10.18 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).

10.37+ Form of Baker Hughes Incorporated Restricted Stock Unit Agreement (filed as Exhibit 10.54 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2004).

10.38+ Form of Baker Hughes Incorporated Restricted Stock Unit Terms and Conditions (filed as Exhibit 10.54 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2004).

10.39+ Form of Baker Hughes Incorporated Restricted Stock Unit Award Agreement and Terms and Conditions for officers (filed as Exhibit 10.41 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).

10.40+ Form of Baker Hughes Incorporated Restricted Stock Award, including Terms and Conditions for directors (filed as Exhibit 10.40 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.41+ Form of Baker Hughes Incorporated Stock Option Award Agreement, including Terms and Conditions for directors (filed as Exhibit 10.41 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.42+ Form of Baker Hughes Incorporated Performance Unit Award Agreement and Terms and Conditions for officers (filed as Exhibit 10.48 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).

10.43+ Form of Baker Hughes Incorporated Performance Unit Award Agreement, including Terms and Conditions (filed as Exhibit 10.42 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).

10.44+ Form of Baker Hughes Incorporated Performance Unit Award Agreement, including Terms and Conditions (filed as Exhibit 10.42 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.45+ Form of 2009 Performance Unit Award Agreement, including Terms and Conditions (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed March 31, 2009).

10.46+ Performance Goals adopted October 21, 2010 for the Performance Unit Awards Granted in 2009 under the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 22, 2010).

10.47+ Performance Goals adopted October 21, 2010 for the Performance Unit Awards Granted in 2010 under the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 22, 2010).

10.48 + Performance Goals adopted October 21, 2010 for the Performance Unit Awards to be granted in 2011 under the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 22, 2010).

10.49+ Amendment to Baker Hughes Incorporated Executive Severance Plan dated April 22, 2010 (filed as Exhibit 10.1 to Current Report on Baker Hughes Incorporated Form 8-K filed on April 23, 2010).

10.50+ Amendment to Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan dated March 31, 2010 (filed as Annex G to the Registration Statement No. 333-162463 on Form S-4 filed on February 9, 2010).

10.51 Amendment to Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan dated March 31, 2010 (filed as Annex H to the Registration Statement No. 333-162463 on Form S-4 filed on February 9, 2010).

10.52 Credit Agreement dated as of March 19, 2010, among Baker Hughes Incorporated, JP Morgan Chase Bank, N.A., as Administrative Agent and twenty-one lenders for $1.2 billion, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report on Baker Hughes Incorporated Form 8-K filed on March 22, 2010).

10.53 BJ Services Company 1995 Incentive Plan (filed as Exhibit 4.5 to BJ Services Company's Registration Statement on Form S-8 (Reg. No. 33-58637) and incorporated herein by reference).

10.54 Amendments effective January 25, 1996, and December 12, 1996, to BJ Services Company 1995 Incentive Plan (filed as Exhibit 10.9 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 1996 (file no. 1-10570), and incorporated herein by reference).

10.55 Amendment effective July 22, 1999 to BJ Services Company 1995 Incentive Plan (filed as Exhibit 10.25 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 1999 (file no. 1-10570), and incorporated herein by reference).

10.56 Amendment effective January 27, 2000 to BJ Services Company 1995 Incentive Plan (filed as Appendix B to BJ Services Company's Proxy Statement dated December 20, 1999 (file no. 1-10570) and incorporated herein by reference).

10.57 Amendment effective May 10, 2001 to BJ Services Company 1995 Incentive Plan (filed as Appendix B to BJ Services Company's Proxy Statement dated April 10, 2001 and (file no. 1-10570) incorporated herein by reference).

10.58 Eighth Amendment effective October 15, 2001 to BJ Services Company 1995 Incentive Plan (filed as Exhibit 10.12 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 2001 (file no. 1-10570) and incorporated herein by reference).

10.59 Tenth Amendment effective December 5, 2008 to BJ Services Company 1995 Incentive Plan (filed as Exhibit 10.1 to BJ Services Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008 (file no. 1-10570) and incorporated herein by reference).

10.60 BJ Services Company 1997 Incentive Plan (filed as Appendix B to BJ Services Company's Proxy Statement dated December 22, 1997 (file no. 1-10570) and incorporated herein by reference).

10.61 Amendment effective July 22, 1999 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.26 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 1999 (file no. 1-10570) and incorporated herein by reference).

10.62 Amendment effective January 27, 2000 to BJ Services Company 1997 Incentive Plan (filed as Appendix C to BJ Services Company's Proxy Statement dated December 20, 1999 (file no. 1-10570) and incorporated herein by reference).

10.63 Amendment effective May 10, 2001 to BJ Services Company 1997 Incentive Plan (filed as Appendix C to BJ Services Company's Proxy Statement dated April 10, 2001 (file no. 1-10570) and incorporated herein by reference).

10.64 Fifth Amendment effective October 15, 2001 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.17 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 2001 (file no. 1-10570) and incorporated herein by reference).

10.65 Eighth Amendment effective November 15, 2006 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.3 to BJ Services Company's Current Report on Form 8-K filed on December 13, 2006 and incorporated herein by reference).

10.66 Ninth Amendment effective October 13, 2008 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.16 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 2008 (file no. 1-10570) and incorporated herein by reference).

10.67 Tenth Amendment effective December 5, 2008 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.2 to BJ Services Company's Quarterly Report for the quarterly period ended December 31, 2008 (file no. 1-10570) and incorporated herein by reference).

10.68+ BJ Services Company 2000 Incentive Plan (filed as Appendix B to BJ Services Company's Proxy Statement dated December 20, 2000 (file no. 1-10570) and incorporated herein by reference).

10.69+ First Amendment effective March 22, 2001 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.2 to BJ Services Company's Registration Statement on Form S-8 (Reg. No. 333-73348) and incorporated herein by reference).

10.70+ Second Amendment effective May 10, 2001 to BJ Services Company 2000 Incentive Plan (filed as Appendix D to BJ Services Company's Proxy Statement dated April 10, 2001 (file no. 1-10570) and incorporated herein by reference).

10.71+ Third Amendment effective October 15, 2001 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.24 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 2001 (file no. 1-10570) and incorporated herein by reference).

10.72+ Fifth Amendment effective November 15, 2006 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.4 to BJ Services Company's Current Report on Form 8-K filed on December 13, 2006 (file no. 1-10570) and incorporated herein by reference).

10.73+ Sixth Amendment effective October 13, 2008 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.22 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 2008 (file no. 1-10570) and incorporated herein by reference).

10.74+ Seventh Amendment effective December 5, 2008 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.3 to BJ Services Company's Quarterly Report for the quarterly period ended December 31, 2008 (file no. 1-10570) and incorporated herein by reference).

10.75+ Amended and Restated BJ Services Company 2003 Incentive Plan (filed as Appendix A to BJ Services Company's Proxy Statement dated December 15, 2008 (file no. 1-10570) and incorporated herein by reference).

10.76+ First Amendment to the Amended and Restated BJ Services Company 2003 Incentive Plan (filed as Exhibit 10.1 to BJ Services Company's Quarterly Report for the quarterly period ended March 31, 2008 (file no. 1-10570) and incorporated herein by reference).

10.77+*Compensation Table for Named Executive Officers and Directors.

10.78 Form of Credit Agreement, dated as of July 7, 2005, among Baker Hughes Incorporated, JPMorgan Chase Bank, N.A., as Administrative Agent and fourteen lenders for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed July 11, 2005).

10.79 First Amendment to the Credit Agreement dated June 7, 2006, among Baker Hughes Incorporated and fifteen banks for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed on June 12, 2006).

10.80 Second Amendment to the Credit Agreement dated May 31, 2007, among Baker Hughes Incorporated and fifteen banks for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed June 4, 2007).

10.81 Third Amendment to Credit Agreement dated as of April 1, 2008, among Baker Hughes Incorporated, JP Morgan Chase Bank, N.A., as Administrative Agent, and fifteen lenders for $500 million, in the aggregate for all banks (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed April 2, 2008).

10.82 Credit Agreement dated as of March 30, 2009, among Baker Hughes Incorporated, JP Morgan Chase Bank, N.A., as Administrative Agent, and thirteen lenders for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed March 31, 2009).

10.83 Agreement of Resignation, Appointment and Acceptance by and among Baker Hughes Incorporated, Citibank, N.A. and the Bank of New York Trust Company, N.A. dated as of April 26, 2007, effective May 1, 2007 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

10.84 Agreement and Plan of Merger among Baker Hughes Incorporated, Baker Hughes Delaware I, Inc. and Western Atlas Inc. dated as of May 10, 1998 (filed as Exhibit 10.30 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.85+ Employee Benefits Agreement dated October 31, 1997, between Western Atlas Inc. and UNOVA Inc. (filed as Exhibit 10.32 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.86 Deferred Prosecution Agreement between Baker Hughes Incorporated and the United States Department of Justice filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

10.87 Plea Agreement between Baker Hughes Services International, Inc. and the United States Department of Justice filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 10.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

10.88 Agreement and Plan of Merger dated as of August 30, 2009, among Baker Hughes Incorporated, BSA Acquisition LLC and BJ Services Company (filed as Exhibit 2.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed August 31, 2009).

21.1* Subsidiaries of Registrant.

23.1* Consent of Deloitte & Touche LLP.

31.1* Certification of Chad C. Deaton, Chief Executive Officer, dated February 24, 2011, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

31.2* Certification of Peter A. Ragauss, Chief Financial Officer, dated February 24, 2011, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

32* Statement of Chad C. Deaton, Chief Executive Officer, and Peter A. Ragauss, Chief Financial Officer, dated February 24, 2011, furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.

99.1 Baker Hughes Incorporated Information document filed on April 26, 2007, by the United States Attorney's Office for the Southern District of Texas and the United States Department of Justice (filed as Exhibit 99.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.2 Baker Hughes Services International, Inc. Information document filed on April 26, 2007, by the United States Attorney's Office for the Southern District of Texas and the United States Department of Justice (filed as Exhibit 99.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.3 Sentencing Memorandum and Motion for Waiver of Pre-Sentence Investigation of Baker Hughes Services International, Inc. (filed as Exhibit 99.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.4 Baker Hughes Services International, Inc. Sentencing Letter from the United States Department of Justice dated April 24, 2007 (filed as Exhibit 99.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.5 The Complaint by the Securities and Exchange Commission vs. Baker Hughes Incorporated filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 99.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.6 Final Judgment by the Securities and Exchange Commission as to Defendant Baker Hughes Incorporated dated and filed on May 1, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 99.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2007).

** 101.INS XBRL Instance Document

** 101.SCH XBRL Schema Document

** 101.CAL XBRL Calculation Linkbase Document

** 101.LAB XBRL Label Linkbase Document

** 101.PRE XBRL Presentation Linkbase Document

** 101.DEF XBRL Definition Linkbase Document

** Furnished with this Form 10-K, not filed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAKER HUGHES INCORPORATED

Date: February 24, 2011

/s/CHAD C. DEATON
Chad C. Deaton
Chairman of the Board and Chief Executive Officer

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chad C. Deaton and Peter A. Ragauss, each of whom may act without joinder of the other, as their true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/CHAD C. DEATON (Chad C. Deaton)	Chairman of the Board and Chief Executive Officer (principal executive officer)	February 24, 2011
/s/PETER A. RAGAUSS (Peter A. Ragauss)	Senior Vice President and Chief Financial Officer (principal financial officer)	February 24, 2011
/s/ALAN J. KEIFER (Alan J. Keifer)	Vice President and Controller (principal accounting officer)	February 24, 2011
/s/LARRY D. BRADY (Larry D. Brady)	Director	February 24, 2011
/s/CLARENCE P. CAZALOT, JR. (Clarence P. Cazalot, Jr.)	Director	February 24, 2011
/s/EDWARD P. DJEREJIAN (Edward P. Djerejian)	Director	February 24, 2011
/s/ANTHONY G. FERNANDES (Anthony G. Fernandes)	Director	February 24, 2011
/s/CLAIRE W. GARGALLI (Claire W. Gargalli)	Director	February 24, 2011
/s/PIERRE H. JUNGELS (Pierre H. Jungels)	Director	February 24, 2011
/s/JAMES A. LASH (James A. Lash)	Director	February 24, 2011
/s/J. LARRY NICHOLS (J. Larry Nichols)	Director	February 24, 2011
(James L. Payne)	Director	February , 2011
/s/H. JOHN RILEY, JR. (H. John Riley, Jr.)	Director	February 24, 2011
/s/J. W. STEWART (J. W. Stewart)	Director	February 24, 2011
(Charles L. Watson)	Director	February , 2011

BAKER HUGHES INCORPORATED
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Balance at Beginning of Period	Charged to Cost and Expenses	Write-offs [1]	Other Changes [2]	Balance at End of Period
Year ended December 31, 2010					
Reserve for doubtful accounts receivable	$ 157	$ 39	$ (24)	$ (10)	$ 162
Reserve for inventories	297	33	(32)	24	322
Year ended December 31, 2009					
Reserve for doubtful accounts receivable	74	94	(12)	1	157
Reserve for inventories	244	101	(53)	5	297
Year ended December 31, 2008					
Reserve for doubtful accounts receivable	59	31	(15)	(1)	74
Reserve for inventories	221	61	(30)	(8)	244

(1) Represents the elimination of accounts receivable and inventory deemed uncollectible or worthless.

(2) Represents transfers, currency translation adjustments and divestitures.

GOVERNANCE AT BAKER HUGHES

Baker Hughes Corporate Governance Guidelines

Our board's Corporate Governance Guidelines regulate its relationship with stockholders, the conduct of the company's affairs and its relationship with our senior executive management. The guidelines recognize that the board has a separate and unique role as the link in the chain of authority between the stockholders and senior executive management. The Corporate Governance Guidelines can be accessed electronically at *www.bakerhughes.com/investor* in the "About Baker Hughes" section.

The Baker Hughes board consists of 13 directors, including 10 independent non-management directors. Chad C. Deaton, Chairman of the Board and Chief Executive Officer, is the only director employed by Baker Hughes. Director H. John Riley serves as the Lead Director. Directors are elected annually. Independent non-management directors cannot stand for re-election at the annual meeting of stockholders following their 72nd birthday, and must resign if attendance at board and committee meetings falls below 66%.

The board may waive these requirements if it believes retention of the board member is in the best interest of our company. In addition, any nominee for director who receives a "withhold" vote representing a majority of the votes cast for his or her election is required to submit a letter of resignation to the Board's Governance Committee. The Governance Committee would recommend to the Board whether or not the resignation should be accepted.

Baker Hughes Directors at A Glance

- All 10 independent non-management directors serve on no more than three other public boards.
- The average age of the directors is 66. The average tenure on the board is approximately eight years.
- The diversity of principal occupations represented on our board includes Diplomacy (Djerejian), Diversified Industrial and Manufacturing (Fernandes and Riley), Energy (Cazalot, Jungels, Nichols, Payne and Watson), Executive Search (Gargalli), Finance (McCall), High Technology (Lash), Industrial Technologies (Brady) and Oilfield Services (Deaton and Stewart).
- The board has five meetings scheduled in 2011.
- In 2010, the board held ten meetings and all directors attended more than 92% of all committee and board meetings.
- All five members of the Audit/Ethics Committee meet the SEC requirements of an "audit committee financial expert". The board has named Anthony G. Fernandes as its financial expert.
- The Audit/Ethics, Compensation, and Governance Committees are all comprised solely of independent non-management directors.
- The board conducts continuing director education and director orientation.

Committees of the Board

The board has five standing committees – Audit/Ethics, Compensation, Finance, Governance and Executive. The Audit/Ethics, Compensation and Governance Committees are comprised solely of independent non-management directors in accordance with NYSE corporate governance listing standards. Additionally, the board has adopted charters for the Audit/Ethics, Compensation and Governance Committees that comply with the requirements of the NYSE standards, applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and SEC rules. Each of the charters has been posted and is available for public viewing in the "About Baker Hughes" section of our website at *www.bakerhughes.com.* The Audit/Ethics Committee met 13 times in 2010. The Compensation Committee met four times in 2010. The Finance Committee met four times in 2010. The Governance Committee met four times in 2010. Independent non-management directors meet without the CEO on a regular basis.

The Audit/Ethics Committee is comprised of five independent non-management directors and is responsible for assisting the board with the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualification and independence of our independent registered public accounting firm and the performance of our internal audit function.

The Committee:

- selects the independent registered public accounting firm used by the company and reviews their performance;
- reviews financial reporting and disclosure issues with management and the internal auditors;
- establishes guidelines with respect to earnings news releases and the financial information and earnings guidance provided to analysts;
- meets periodically with management, the internal auditors and the independent registered public accounting firm to review the work of each. The independent registered public accounting firm and internal auditors have full and free access to the Audit/Ethics Committee, without management present, to discuss auditing and financial reporting matters;
- reviews and pre-approves audit and non-audit fees;
- provides assistance to the board in overseeing matters related to risk analysis and risk management;
- annually reviews compliance with our Business Code of Conduct and Foreign Corrupt Practices Act policies. The Baker Hughes Business Code of Conduct and Code of Ethical Conduct Certifications are available on our website;
- prepares an annual report to stockholders which is published in our proxy statement (contained herein) and made available on our website.

Directors	Age	Committees in 2010*					Employee	Independent	Director Since
		Executive	Audit/Ethics	Governance	Finance	Compensation			
Chad C. Deaton	58	C					X		2004
Larry D. Brady	68		M		C			X	2004
Clarence P. Cazalot, Jr.	60	M	M			M		X	2002
Edward P. Djerejian**	72			M		M		X	2001
Anthony G. Fernandes	65		C	M				X	2001
Claire W. Gargalli	68				M	C		X	1998
Pierre H. Jungels	67				M	M		X	2006
James A. Lash	66		M	C				X	2002
J. Larry Nichols	68		M			M		X	2001
James L. Payne**	73	M							2010
H. John Riley, Jr.	70	M		M	M			X	1997
J.W. Stewart	66	M			M				2010
Charles L. Watson	61	M		M	M			X	1998

* M=Member; C=Chairman

** Will retire at the Annual Meeting of Stockholders to be held April 28, 2011.

Resources

The following information is available at *www.bakerhughes.com/investor*

- Corporate Governance Guidelines
- Governance Committee Charter
- Audit/Ethics Committee Charter
- Audit/Ethics Committee Annual Report
- Finance Committee Charter
- Compensation Committee Charter
- Compensation Committee Annual Report
- Executive Committee Charter
- Code of Ethical Conduct Certification
- Policy Statement on Shareholder Rights Plans
- Business Code of Conduct
- Environmental Policy
- Biographies of Board Members
- Biographies of Executive Officers

Ownership Structure

Investors	Source	Shares (millions)	% of Total
Capital Research Global Investors	(12/10, 13F)	36.0	8.3%
Wellington Management Company, LLP	(12/10, 13F)	22.7	5.2%
Dodge & Cox	(12/10, 13F)	21.2	4.9%
Fidelity Management & Research	(12/10, 13F)	20.9	4.8%
State Street Global Advisors (US)	(12/10, 13F)	18.0	4.2%
Vanguard Group, Inc.	(12/10, 13F)	16.0	3.7%
BlackRock Institutional Trust Company, N.A.	(12/10, 13F)	14.7	3.4%
Capital World Investors	(12/10, 13F)	14.7	3.4%
T. Rowe Price Associates, Inc.	(12/10, 13F)	13.8	3.2%
Templeton Investment Counsel, LLC	(12/10, 13F)	8.6	2.0%
Top 10 investors		186.6	43.1%
Other holders		245.9	56.9%
Total		432.5	100.0%

Source: Thompson Financial

New York Stock Exchange

Last year our Annual CEO Certification, without qualifications, was timely submitted to the NYSE. Also, we have filed our certifications required under SOX as exhibits to our Form 10-K.

Important Stockholder Dates

2010 Annual Meeting	4/28/11
Q111 Earnings News Release*	4/27/11
Q211 Earnings News Release*	7/26/11
Q311 Earnings News Release*	10/25/11
Q411 Earnings News Release*	1/24/12

* Dates subject to change without notice

Independent Registered Public Accounting Firm

In 2010, we paid our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, audit fees of $15.8 million; audit-related fees of $0.6 million, and tax fees of $1.5 million primarily for the preparation of income, payroll, value added and other tax returns.

Corporate Officers



Chad C. Deaton
Chairman and Chief Executive Officer



Martin S. Craighead
President and Chief Operating Officer



Derek Mathieson
Vice President and President, Products and Technology



Peter A. Ragauss
Senior Vice President and Chief Financial Officer



Alan R. Crain
Senior Vice President and General Counsel



Didier Charreton
Vice President, Human Resources



Russell J. Cancilla
Vice President, Health, Safety and Environment and Security

Other Corporate Officers

Belgacem Chariag
Vice President and President, Eastern Hemisphere Operations

John A. O'Donnell
Vice President and President, Western Hemisphere

Arthur Soucy
Vice President, Supply Chain

Clifton Triplett
Vice President and Chief Information Officer

David E. Emerson
Vice President, Corporate Development

Gary R. Flaharty
Vice President, Investor Relations

Alan J. Keifer
Vice President and Controller

John H. Lohman, Jr.
Vice President, Tax

Ronald E. Martz
Vice President, Internal Audit

Jan Kees van Gaalen
Vice President and Treasurer

Sandra E. Alford
Corporate Secretary

Jay G. Martin
Vice President, Chief Compliance Officer and Senior Deputy General Counsel

As a Baker Hughes stockholder, you are invited to take advantage of our convenient stockholder services or request more information about Baker Hughes. BNY Mellon Shareowner Services, our transfer agent, maintains the records for our registered stockholders and can help you with a variety of stockholder related services at no charge including:

- Change of name or address enrollment
- Additional administrative services
- Transfer of stock to another person
- Duplicate mailings
- Consolidation of accounts
- Dividend reinvestment
- Lost stock certificates

Access your investor statements online 24 hours a day, 7 days a week with MLink℠ For more information, go to *www.melloninvestor.com/ISD*.

Board of Directors

Larry D. Brady
Former Chairman and Chief Executive Officer, Intermec, Inc.

Clarence P. Cazalot, Jr.
President and Chief Executive Officer, Marathon Oil Corporation

Chad C. Deaton
Chairman and Chief Executive Officer, Baker Hughes Incorporated

Edward P. Djerejian*
Director, James A. Baker III Institute for Public Policy, Rice University

Anthony G. Fernandes
Former Chairman, President and Chief Executive Officer, Phillip Services Corporation

Claire W. Gargalli
Former Vice Chairman, Diversified Search and Diversified Health Search Companies

Pierre H. Jungels, CBE
Former President of the Institute of Petroleum

James A. Lash
Chairman, Manchester Principal LLC

J. Larry Nichols
Executive Chairman, Devon Energy Corporation

James L. Payne*
Chairman and Chief Executive Officer, Shona Energy Company, Inc.

H. John Riley, Jr.
Former Chairman, Cooper Industries, Ltd.

J. W. Stewart
Former Chairman, President and Chief Executive Officer, BJ Services Company

Charles L. Watson
Chairman, Twin Eagle Management Resources and CLW Investments, Inc.

* Will retire at the Annual Meeting of Stockholders to be held April 28, 2011.

Corporate Information

Stockholder Information
Transfer Agent and Registrar
BNY Mellon Shareowner Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
(888) 216-8057

Stock Exchange Listings
Ticker Symbol "BHI"
New York Stock Exchange, Inc.
SWX Swiss Exchange

Investor Relations Office
Gary R. Flaharty
Vice President, Investor Relations
Baker Hughes Incorporated
P.O. Box 4740
Houston, Texas 77210-4740
ir@bakerhughes.com

Form 10-K
Additional copies of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) are available by writing to:
Baker Hughes Investor Relations
P.O. Box 4740
Houston, Texas 77210-4740

Annual Meeting
The Company's Annual Meeting of Stockholders will be held at 9:00 a.m. Central Time on April 28, 2011 at:
Wortham Meeting Room No. 2
2727 Allen Parkway
Houston, Texas 77019-2118

Corporate Office Location and Mailing Address
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Telephone: (713) 439-8600
P.O. Box 4740
Houston, Texas 77210-4740

Website
www.bakerhughes.com

Design: SAVAGE, Branding + Corporate Design, Houston, Texas


BAKER
HUGHES

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

P.O. Box 4740
Houston, Texas 77210-4740

(713) 439-8600

www.bakerhughes.com